As filed with the Securities and Exchange Commission on December 16, 2013

Registration No. 333-192252

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Intrawest Resorts Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7990	46-3681098
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)

1621 18th Street, Suite 300

Denver, Colorado 80202

(303) 749-8200

(Address, Including Zip Code, of Registrant’s Principal Executive Offices)

Joshua B. Goldstein, Esq.

Chief General Counsel

Intrawest Resorts Holdings, Inc.

1621 18th Street, Suite 300

Denver, Colorado 80202

(303) 749-8200

(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gregory A. Fernicola, Esq. Joseph A. Coco, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (212) 701-5800 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Exchange Act. (check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Common Stock, $0.01 par value per share	$100,000,000	$12,880
(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 16, 2013

PRELIMINARY PROSPECTUS

Shares

Intrawest Resorts Holdings, Inc.

Common Stock

$         per share

This is an initial public offering of common stock of Intrawest Resorts Holdings, Inc. We are offering             shares of our common stock and the selling stockholder, an entity controlled by certain private equity funds managed by an affiliate of Fortress Investment Group LLC, is offering an additional              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholder. After this offering, the selling stockholder and its affiliates will beneficially own approximately         % of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. We intend to apply to list our shares of common stock on the New York Stock Exchange (“NYSE”) under the symbol “          .”

We are an “emerging growth company” under applicable U.S. securities laws and are eligible for certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 to read about certain factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per share		Total
Public offering price	$		$
Underwriting discount(1)	$		$
Proceeds to us before expenses	$		$
Proceeds to the selling stockholder before expenses	$		$

(1)	See “Underwriting.”

 We have granted the underwriters the right to purchase up to             additional shares of common stock, and the selling stockholder has granted the underwriters the right to purchase up to             additional shares of common stock, in each case at the public offering price, less the underwriting discount. Any shares sold pursuant to the option to purchase additional shares will be apportioned between us and the selling stockholder pro rata in accordance with the number of shares initially sold by us and the selling stockholder.

The underwriters expect to deliver the shares of common stock against payment on or about              , 2014.

Goldman, Sachs & Co.	Deutsche Bank Securities	BofA Merrill Lynch

The date of this prospectus is              , 2014.

INTRAWEST

Summer Blues Festival in Mont Tremblant, Quebec.

Main Street view of Steamboat Resort, Colorado.

Lifelong friends enjoying one of the many guided adventures offered by CMH.

Powder day at Snowshoe Resort, West Virginia.

REAL ESTATE SALES
SHOPS / DINING

Skiing the trees in Stratton, Vermont.

Backpacking outside of
Mont Tremblant, Quebec.

Unwinding in the hot tub after a long day in
knee deep powder.

Enjoying some hot cocoa after a long day of skiing in Blue Mountain, Ontario.

Torchlight parade in Winter Park, Colorado.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We, the selling stockholder and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We and the selling stockholder are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

We have proprietary rights to our trademarks and tradenames used in this prospectus, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and tradenames. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other company. Each trademark, tradename or service mark of any other company appearing in this prospectus is the property of its respective holder.

Until            , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements and related notes included elsewhere in this prospectus, before making a decision to purchase our common stock. Some information in this prospectus contains forward-looking statements. See “Forward-Looking Statements.”

Intrawest Resorts Holdings, Inc. (“New Intrawest”) is a newly formed Delaware corporation that had not, prior to the Restructuring (as defined below), conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. Unless the context suggests otherwise, references in this prospectus to “Intrawest,” the “Company,” “we,” “us” and “our” refer to Intrawest Cayman L.P. (“Cayman L.P.”) and its consolidated subsidiaries prior to the consummation of the Restructuring, and to New Intrawest and its consolidated subsidiaries after the consummation of the Restructuring. All amounts in this prospectus are expressed in U.S. dollars, except where noted. Our fiscal year ends on June 30 and references in this prospectus to a “fiscal” year refer to the year ended June 30 of the corresponding year. References in this prospectus to “Fortress” refer to the private equity funds managed by an affiliate of Fortress Investment Group LLC that currently control the Initial Stockholders (as defined below).

Overview

We are a North American mountain resort and adventure company, delivering distinctive vacation and travel experiences to our guests for over three decades. We own interests in seven four-season mountain resorts with more than 11,000 skiable acres and more than 1,150 acres of land available for real estate development. Our mountain resorts are geographically diversified across North America’s major ski regions, including the Eastern United States, the Rocky Mountains, the Pacific Southwest and Canada, which we believe helps reduce our financial exposure to any single geographic area as weather patterns and economic conditions vary across these regions. Each of our mountain resorts is located within convenient driving distance to major metropolitan markets with high concentrations of affluent skiers and major airports, including New York City, Boston, Washington D.C., Pittsburgh, Denver, Los Angeles, Montreal and Toronto. During fiscal 2013, our portfolio of resorts received more than six million visitors from all 50 states and more than 100 countries. We also operate an adventure travel business, the cornerstone of which is Canadian Mountain Holidays (“CMH”), the leading heli-skiing adventure company in North America. CMH provides helicopter accessed skiing, mountaineering and hiking to more skiable terrain than all lift accessed mountain resorts in North America combined. Additionally, we operate a comprehensive real estate business through which we manage, market and sell vacation club properties; manage condominium hotel properties; and sell and market residential real estate.

We operate within the leisure industry, with a business that benefits from improvements in the economy and associated increases in consumer discretionary spending. Numerous economic trends support the notion that the health of the general economy is continuing to improve. As the economy continues to improve, we believe that consumers will have more disposable income and a greater inclination to engage in and spend on leisure activities. We also expect recreational adventure and experiential travel to continue to gain in popularity as individuals, including the important “baby boomer” generation, live longer, healthier lives. We intend to capitalize on these favorable trends to drive growth within our business by increasing visitation at our resorts and at CMH, increasing product pricing and growing the scale of our businesses through targeted growth capital investments and acquisitions. We evaluate acquisition opportunities where the opportunity would provide a strategic fit within our existing portfolio of businesses. No material acquisitions are probable at this time.

Our Business

We manage our business through three reportable segments:

•	Mountain ($339.0 million, or 65.5%, of fiscal 2013 reportable segment revenue): Our Mountain segment includes our mountain resort and lodging operations at Steamboat Ski & Resort, Winter Park Resort, Mont Tremblant Resort, Stratton Mountain Resort and Snowshoe Mountain Resort, as well as our 50% interest in Blue Mountain Ski Resort.

1

•	Adventure ($113.6 million, or 22.0%, of fiscal 2013 reportable segment revenue): The cornerstone of our Adventure segment is CMH. Within our Adventure segment, we also own and operate aviation businesses that support CMH and provide services to third parties.

•	Real Estate ($64.7 million, or 12.5%, of fiscal 2013 reportable segment revenue): Our Real Estate segment includes our real estate development activities, as well as our real estate management, marketing and sales businesses, including Intrawest Resort Club Group (“IRCG”), Intrawest Hospitality Management (“IHM”) and Playground. We currently own core entitled land surrounding the base of our resorts totaling more than 1,150 acres, much of which is located adjacent or proximate to the ski trails at our resorts, including ski-in and ski-out parcels. As of November 30, 2013, this land had an appraised value of $154.0 million.

Our mountain resorts offer a breadth of activities for individuals of all ages that combine outdoor adventure and fitness with a wide variety of resort-based services and amenities, including retail, equipment rental, dining, lodging, ski school, spa services, golf, mountain biking and other summer activities. We own or manage many of these services and amenities, which allows us to capture a larger proportion of guest spending as well as ensure product and service quality at our resorts. Our resorts also receive more snowfall than the applicable regional average and have comprehensive snowmaking coverage. As a result, in each of our markets, our resorts are established leaders with a reputation for some of the best skiing experiences. The following table summarizes key statistics relating to each of our resorts as of September 30, 2013.

Resort	Location	Year Opened	Average Snowfall(1)	Maximum Vertical Drop	Skiable Terrain	Snowmaking Coverage	# of Trails	# of Lifts	Lodging Units Under Mgmt.	Food & Beverage Outlets Operated	Retail & Rental Outlets Operated
			(inches)	(feet)	(acres)	(acres)
Steamboat	Colorado	1963	363	3,668	2,965	375	165	18	317	18	16
Winter Park	Colorado	1939	322	3,060	3,081	313	143	25	348	14	11
Tremblant	Quebec	1939	163	2,116	654	465	95	14	896	11	20
Stratton	Vermont	1961	151	2,003	624	474	94	11	415	11	10
Snowshoe	West Virginia	1974	166	1,500	251	251	57	14	1,149	16	13
Blue Mountain (50%)	Ontario	1941	78	720	281	236	36	14	1,027	9	9
Mammoth Mountain (15%)	California	1955	418	3,100	3,500	700	164	28	608	22	18

(1)	Based on the eight-year historical average of snowfall during the 2005/2006 ski season through the 2012/2013 ski season.

Steamboat Ski & Resort (operating since 1963) is located in the Colorado Rocky Mountains, 157 miles northwest of Denver, with access via direct flights from New York, Los Angeles, Chicago, Houston, Atlanta, Minneapolis, Seattle, Dallas and Denver. The town of Steamboat Springs, Colorado, where Steamboat is located, has a strong heritage of winter sports, as evidenced by the 79 winter Olympians that have trained in the town. With the potential to add an additional 430 acres of skiable terrain, the resort features a combination of high-end guest services (such as a full service spa and fine dining restaurants), an 1880’s western atmosphere and some of the most consistent snowfall in the Rocky Mountain region. The resort receives an average of approximately 363 inches of light, dry powder snow each ski season, which we refer to in our marketing materials as Champagne Powder® snow. Average snowfall at Steamboat is 25% more than the historical Rocky Mountain regional resort average of 290 inches.  For the 2013/2014 ski season, Steamboat has added night skiing and has opened a new on-mountain lodge with a seating capacity of over 250 in the main dining area.

Winter Park Resort (operating since 1939) is located in the Colorado Rocky Mountains, 67 miles west of Denver, and is one of the closest resorts to the Denver metropolitan area’s nearly three million residents. The resort, which is comprised of Winter Park Mountain, Mary Jane Mountain, Vasquez Cirque and Vasquez Ridge, is the longest operating mountain resort in Colorado and has long been referred to in our marketing materials as Colorado’s Favorite®. The resort receives an average snowfall during the ski season of approximately 322 inches and features six terrain parks and “world-class” mogul skiing, as described by

2

Powder Magazine. Winter Park has the option to add an additional 837 acres, which would expand our skiable terrain by approximately 27%. Each summer, Winter Park transforms into a mountain biking destination, with one of the largest bike parks in the United States. Winter Park has recently expanded its mountain biking terrain and has added tubing to its slate of winter activities.

Mont Tremblant Resort (operating since 1939) is located in Quebec, within a two hour drive from the Montreal metropolitan area’s nearly four million residents and the Ottawa metropolitan area’s nearly 1.2 million residents. The resort is consistently ranked as one of the top ski resorts in Eastern North America by Ski Magazine. With 2,116 feet of vertical drop and snowmaking on 77% of trails, Tremblant offers guests the opportunity to ski down one of the biggest vertical drops in eastern Canada. In the summer, guests can play golf on two 18-hole golf courses, mountain bike, enjoy the pedestrian village and attractions or take in Tremblant’s free outdoor concerts.

Stratton Mountain Resort (operating since 1961) is located in Southern Vermont, approximately 220 miles north of New York City and approximately 150 miles northwest of Boston, whose metropolitan areas have a combined population of more than 23 million residents. Situated on one of the tallest peaks in New England, Stratton is widely considered the birthplace of snowboarding. Stratton features a vertical drop of 2,003 feet and snowmaking on 93% of trails. Stratton’s summer amenities feature 27 holes of golf, a 22-acre golf school and a sports and tennis complex. Winter and summer guests are also able to enjoy Stratton’s pedestrian village. Recent capital improvements at Stratton include a remodeled hotel and additional food and beverage outlets.

Snowshoe Mountain Resort (operating since 1974) is located in West Virginia and is one of the largest ski resorts in the Southeast region of the United States. Snowshoe primarily draws guests from the Baltimore-Washington D.C. and Pittsburgh metropolitan area’s combined 11.7 million residents, as well as the Southeastern United States. The 251 acre resort has the biggest vertical drop in the region (1,500 feet) and receives an average snowfall during the ski season of approximately 166 inches while also enjoying 100% snowmaking coverage. The resort’s mountaintop village offers a variety of nightlife, dining and retail options. Snowshoe was named #1 Overall Ski Resort and #1 for Nightlife in the Mid-Atlantic by OnTheSnow.com, a popular skiing website, in 2012. Recent capital improvements at Snowshoe include upgraded snowmaking capabilities as well as a spa and a zipline located in the village. 640 additional acres of land are available at Snowshoe for resort expansion.

Blue Mountain Ski Resort (operating since 1941), of which we own a 50% equity interest, is located in Ontario, approximately 90 miles northwest of Toronto’s approximately 5.6 million residents. With 281 skiable acres and snowmaking on 93% of trails, Blue Mountain is both the largest and most popular resort in Ontario. Blue Mountain also operates a year round conference center and offers a suite of summer amenities, including an 18-hole golf course, an open-air gondola, a mountain biking facility and a waterfront park. Recent capital improvements include a conference center, a mountain roller coaster and terrain expansion, including six new trails with snowmaking coverage.

We are party to a shareholders’ agreement with Blue Mountain Resorts Holdings Inc. (“Blue Mountain Holdings”), the owner of the other 50% interest in Blue Mountain Resorts Limited, the entity that owns Blue Mountain. The agreement provides for a call option in our favor on the equity interest held by Blue Mountain Holdings at 110% of fair market value and a put option in favor of Blue Mountain Holdings which would require us to purchase up to all of the equity interests held by Blue Mountain Holdings at 90% of fair market value. See “Our Business—Business Operations—Mountain.”

3

Mammoth Mountain (operating since 1955), of which we own a 15% equity interest, is located south of Yosemite National Park in California and primarily draws guests from Southern California’s approximately 22.0 million residents. With the highest summit of any California resort, an average snowfall during the ski season of approximately 418 inches and 3,500 skiable acres, Mammoth Mountain is the fourth most popular mountain resort in North America and has one of the longest ski seasons in North America. We also own a 50% equity interest in Mammoth Hospitality Management, LLC, which runs the hospitality and lodging operations at Mammoth. Our other business interests at Mammoth include managing the commercial village as well as the Westin Monache Resort at Mammoth Lakes, California.

We also operate an adventure travel business, the cornerstone of which is CMH. Through our CMH operations, we have developed expertise in marketing adventure travel to the affluent as well as expertise in high-end logistics and hospitality. We believe that we will be able to leverage our core expertise to grow our adventure travel offerings both within heli-skiing and in other adventure travel areas.

Canadian Mountain Holidays is North America’s premier heli-skiing adventure company and has been providing heli-skiing trips for the past 50 years. CMH currently provides helicopter-accessed skiing, mountaineering and hiking on 3.1 million powder-filled acres of terrain in British Columbia, which amounts to more skiable terrain than all lift accessed mountain resorts in North America combined. In addition to providing what we believe is an unparalleled skiing and backcountry experience in North America, CMH provides accommodation, service and dining at its 11 lodges, nine of which are owned by us. During fiscal 2013, CMH earned approximately $1,700 of revenue per guest night, with repeat visitors accounting for the majority of CMH’s guests. In support of CMH’s skiing, guiding and hospitality operations, we own 40 helicopters and operate a helicopter maintenance, repair and overhaul (“MRO”) business. Each ski season, we lease our fleet of helicopters to Alpine Helicopters, Inc. (“Alpine Helicopters”), which acts as the exclusive provider of flight services to CMH. CMH’s integrated operating model enables us to scale the business and increase guest visits with limited reliance on third party providers. In addition, to more efficiently utilize our aircraft and CMH pilots year round, we provide heli-hiking, fire suppression and utility services during the summer months. By utilizing the same pilots each ski season who have an average of over 7,000 hours of experience flying in the high alpine and who possess extensive knowledge of the terrain, we believe CMH is able to provide a more consistent guest experience.

Certain of our mountain resorts and CMH operate on federal or Crown land or land owned by other governmental entities pursuant to the terms of governmental permits, leases or other agreements. See “Our Business—Properties.” Alpine Helicopters employs all of the pilots who fly the helicopters in the CMH land tenures. We own a 20% equity interest in Alpine Helicopters, but consolidate Alpine Helicopters in our financial statements because Alpine Helicopters is substantially dependent on us as a result of leasing its entire helicopter fleet from us. See “Our Business—Business Operations—Adventure.”

We also have a portfolio of more than 1,150 acres of development parcels surrounding the bases of our Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts, much of which is located adjacent or proximate to the ski trails, including ski-in ski-out parcels. As of November 30, 2013, this land had an appraised value of $154.0 million. We refer to this land throughout this prospectus as our core entitled land or core development parcels. See “Our Business—Business Operations—Real Estate.” We believe that our real estate platform and expertise will enable us to capitalize on improving economic conditions related to commercial and residential real estate through the potential future development of our core entitled land. We are currently working with consultants and architects to develop strategies for future development of this land in concert with planning for on-mountain and base village improvements. In addition to our core land holdings and development planning, we maintain the capability to manage, market and sell real estate through our vacation club business, our condominium hotel property management company with operations in Maui, Hawaii and in Mammoth Lakes, California and our residential real estate sales and marketing business. See “Risk Factors—Risks Related to Our Business—Our real estate development strategy may not be successful.”

4

Our Strengths

Geographically Diversified Market Leading Mountain Resorts. We are one of the largest mountain resort companies in North America based on skier visits. Our portfolio of mountain resorts offers what we believe are distinctive experiences at some of North America’s most popular destinations. We have invested heavily in the development of lifts, trails, snowmaking capabilities and pedestrian villages with a large bed base and a variety of retail and dining options at our mountain resorts. We believe that these investments have established our resorts as the market leaders they are today. Our mountain resorts are dispersed throughout North America, with locations in the Eastern United States, the Rocky Mountains, the Pacific Southwest and Canada. During fiscal 2013, no single resort accounted for more than 16% of our total revenue. In addition, our resorts are located within convenient driving distance to large metropolitan areas with high concentrations of affluent skiers and major airports, such as New York City, Boston, Washington D.C., Pittsburgh, Denver, Los Angeles, Montreal and Toronto. This provides us a strong base of regional and destination visitors, which we believe helps reduce our financial exposure to any single geographic region as weather patterns and economic conditions can vary across regions. We believe that this is a differentiating factor from our competitors, many of which have more geographically concentrated businesses.

North America’s Premier Mountain Adventure Company. The cornerstone of our adventure business is CMH, the largest heli-skiing business in North America. CMH’s operating area encompasses 3.1 million acres of high alpine terrain across British Columbia, which we believe offers an unparalleled skiing and backcountry experience. Repeat visitors accounted for the majority of CMH’s guests during fiscal 2013. With its global brand, portfolio of terrain, collection of 11 lodges and integrated aviation support, CMH is North America’s leading heli-skiing platform and is positioned to further grow within the adventure travel industry. Through our CMH operations, we have also developed expertise in marketing adventure travel to the affluent as well as expertise in high-end logistics and hospitality. We believe that we will be able to leverage these core competencies to grow our adventure travel offerings both within heli-skiing and in other areas.

Strong Competitive Position with High Barriers to Entry. We operate or have an ownership interest in three of the top 10 mountain resorts in the United States as measured by skier visits. We also operate or have an ownership interest in what we believe are two of the top three mountain resorts in Canada as measured by skier visits. There are significant barriers to entry to new ski resort development in North America resulting from the limited number of remaining suitable sites, the difficulty in obtaining necessary government permits and the significant capital required for development and construction. As a result, no major ski resorts have been developed in the past 30 years. We believe these competitive dynamics have supported the ski industry’s ability to raise Effective Ticket Price (“ETP”) by a 2.7% compound annual growth rate (“CAGR”) over the past five years, despite high unemployment and fragile economic conditions.

Customer Base with Significant Discretionary Income. We generally attract a more affluent customer than many other leisure activities. In fiscal 2013, the average household income of guests at our mountain resorts was more than $135,000. Given the quality of our assets and our affluent customer base, we believe that there is a long-term opportunity to increase revenues through cross-selling and upselling our guests. We maintain a database of more than 2.2 million past resort guests and are able to use this database to cross-sell and upsell new experiences within our portfolio of resorts and at CMH to our guests, season pass holders, second home owners and vacation club members.

Significant and Expanding Base of Season Pass Holders. We have loyal guests who visit our resorts frequently every year. Many of these guests purchase season passes or frequency products and either own real estate at our resorts or are potential future buyers of vacation real estate. Season pass and frequency product revenue contributed $42.5 million, $45.2 million and $48.0 million to lift revenues for fiscal 2011, 2012 and 2013, respectively, and represented 30.7%, 34.4% and 33.2% of our lift revenues during these respective years. While there can be no assurance that the number of season pass holders at our mountain resorts will remain constant or increase in future years, season pass and frequency product revenue has grown at a CAGR of 6.3% over the three year period ended June 30, 2013. Moreover, 69.8% of our fiscal 2013 season pass holders owned season passes at our resorts during prior ski seasons, representing a strong source of recurring cash flow. This source of recurring and stable revenue reduces our sensitivity to economic conditions and weather, and provides a base line of predictability that allows us to focus on pursuing growth and value creating opportunities for our businesses.

Experienced Management Team. Our management team, which is comprised of professionals with wide ranging experience in resort, real estate and leisure operations, has significant experience managing mountain resorts. We believe our management team has demonstrated its ability to adapt and adjust the business during economic

5

downturns and to grow the business. In addition, our management team has extensive experience in identifying and evaluating businesses for acquisition, performing in-depth due diligence, negotiating with owners and management, and structuring, financing and closing acquisition transactions. We have also attracted qualified and dedicated resort chiefs who have an average of 11 years of service with us and 26 years of experience in the ski industry. We believe that the experience of our management team and resort chiefs is a significant contributor to our operating performance.

Growth Strategies

Consumer discretionary spending has increased as the economy has improved and, as the economy continues to improve, we believe that consumers will have more disposable income and a greater inclination to increase spending on leisure activities, such as skiing and adventure travel. We also expect recreational adventure and experiential travel to continue to gain in popularity as individuals, including the important “baby boomer” generation, live longer, healthier lives. In light of these trends, we intend to employ the following strategies to drive growth within our businesses:

Increase Revenues.

•	Increase prices at our mountain resorts and CMH. During the past five years, despite high unemployment and fragile economic conditions over much of that period, the mountain resort industry has increased Effective Ticket Price at a CAGR of 2.7%, outpacing core inflation of 1.6%. As the economy continues to improve, we believe that consumers will have more disposable income and a greater inclination to increase spending on leisure activities, such as skiing and adventure travel. We believe that these trends, combined with growth capital investments to improve the guest experience, will provide us with the opportunity to increase prices without impacting our customers’ perception of the value of our products.

•	Grow visitation at our mountain resorts and CMH. There are four components of our strategy to grow visitor volume. First, we intend to leverage our existing customer database of 2.2 million skiers and adventure travelers to cross-sell existing customers on new experiences within our portfolio of properties. Second, we are investing in new websites, e-commerce platforms and customer relationship management systems. In combination, these tools provide our sales and marketing team with greater insight into the preferences and purchasing patterns of existing and prospective customers, enabling us to make customized vacation offers and increase the likelihood of purchase. Third, we are developing new products that target previously underserved market segments. Examples include a new season pass product available for young professionals and the addition of new small group and private trip options at CMH to meet demand from affluent CMH customers. Fourth, we are investing in revenue management systems to optimize our variable pricing strategy. These systems provide us with real-time demand data, enabling us to effectively raise prices for vacations and ticket products during periods of peak demand and lower prices to increase visitor volume during periods of off-peak demand.

•	Targeted growth capital investments. We believe there is a significant opportunity to further increase revenues, visitation as well as utilization of our assets during off-peak periods by developing new activities and improved amenities at our mountain resorts and CMH. Examples of recent growth capital projects include investments in lifts, snow-making capabilities and terrain expansion at Blue Mountain, a new on-mountain dining facility and night skiing at Steamboat, a snow tubing hill and expanded mountain biking terrain at Winter Park, a spa facility at Snowshoe, and renovated lodging facilities at Stratton and our CMH operations. We expect that our resort improvements will attract new guests and increase the average amount of money that guests spend per day at our properties. We believe we have the opportunity to execute similar high return-on-investment resort improvement projects in the future.

Continue to Improve Operating Efficiency and Margins. We continue to focus on driving financial improvement and operational synergies. We believe that, as a multi-resort operator, we have significant opportunities to benefit from our scale of operations through centralization of key functions such as sales and marketing, human resources, accounting, finance, legal, procurement, insurance and technology. Our Denver headquarters provides a platform for further centralization of these key areas where there is an opportunity to benefit from economies of scale and leverage the skills of our senior management team. We believe that these operating efficiencies, combined with price and volume increases, will enable us to grow our margins. In addition, a significant portion of the operating costs at our mountain resorts is variable and can be rapidly adjusted in response to fluctuations in our business. For

6

example, during the 2011/2012 ski season, our management team was able to adjust operating costs at our resorts in response to the lowest amount of natural snowfall in North America in 20 years.

Pursue Strategic Acquisitions and Operating Relationships. The North American ski industry is highly fragmented, with approximately 753 ski areas in North America, of which fewer than 10% are owned by operators that operate four or more ski resorts. As a result of the advantages that we enjoy as a multi-resort operator, we believe we will have the opportunity to acquire complementary resorts in the future at attractive valuations. We evaluate the strategic fit of potential acquisitions based on the opportunity to enhance product offerings, such as multi-resort pass products, achieve operational synergies and expand our operating footprint. As a multi-resort operator, we believe we can generate substantial revenue and cost synergies through strategic acquisitions by leveraging our existing customer database of 2.2 million contacts for cross-resort marketing, by offering guests multi-resort products and by taking advantage of economies of scale in administration and pooled purchasing.

Through our CMH operations, we have developed expertise in marketing adventure travel to the affluent as well as expertise in high-end logistics and hospitality.  We expect adventure travel to gain in popularity and believe that we will be able to leverage our core competencies to improve the revenues and operating efficiency of strategic acquisitions within the adventure travel industry.

We also intend to evaluate “capital light” opportunities such as managing third-party resort assets and entering into real estate development partnerships.

Monetization of Real Estate. We own more than 1,150 acres of land available for development at our mountain resorts, much of which is adjacent or proximate to the ski trails at the resorts, including ski-in and ski-out parcels. As the “home team” operator in our resort communities, we have a competitive advantage relative to other developers at our resorts because we are uniquely able to add additional value to real estate by bundling it with amenities and products at our resorts that we control. We also own or lease commercial properties within the villages at our resorts, which provides us with the opportunity to control the mix of activities and food, beverage and retail outlets in order to create an atmosphere that makes our resort communities more attractive to potential home buyers. With improvement in the second home and vacation home markets, we believe that we can generate significant profits from the future development of our core entitled land at our resorts. Additionally, although we cannot guarantee that incremental visitor growth at our resorts will occur, to the extent that future development increases the number of units and beds at our resorts, we believe that the extra lodging capacity will support incremental visitor growth and profits.

Our Restructuring and Refinancing

The Restructuring

We conduct our U.S. operations through Intrawest U.S. Holdings Inc., a Delaware corporation (“Intrawest U.S.”), and our Canadian operations through Intrawest ULC, an unlimited liability company organized under the laws of the Province of Alberta (“Intrawest Canada”). In December 2013, through a series of restructuring transactions, Cayman L.P. caused its indirect subsidiaries to contribute 100% of the equity interests in both Intrawest U.S. and Intrawest Canada to an indirect subsidiary of Intrawest Resorts Holdings, Inc., the issuer of the common stock offered hereby. In connection with these restructuring transactions, we issued an aggregate of 42,999,900 shares of our common stock to the Initial Stockholders and we were released as an obligor with respect to all of our debt owed to partners (approximately $1.4 billion as of September 30, 2013). The transactions described in this paragraph form part of the “Restructuring” described under “Unaudited Pro Forma Condensed Consolidated Financial Information.” See also “Description of Certain Indebtedness—Notes Payable to Partners.”

7

The chart below summarizes our corporate structure after giving effect to the consummation of the Restructuring and this offering.

Intrawest Resorts Holdings, Inc. was incorporated in Delaware on August 30, 2013 for the purpose of effecting this offering.

8

The Refinancing

As of September 30, 2013, we had outstanding $446.6 million of borrowings under a first lien credit agreement with a syndicate of lenders.  As of September 30, 2013, we also had outstanding $125.0 million of borrowings under a second lien credit agreement with a syndicate of lenders.

On December 9, 2013, we entered into a new first lien credit agreement (the “New Credit Agreement”) and an affiliate of Fortress contributed $48.3 million to us. Borrowings under the New Credit Agreement, together with cash on hand and the funds contributed to us by an affiliate of Fortress, were used to refinance and replace the borrowings under the first lien credit agreement and the second lien credit agreement (the “Refinancing”). For a description of the New Credit Agreement, see “Description of Certain Indebtedness—Third-Party Long-Term Debt—New Credit Agreement.”

As of September 30, 2013, our total indebtedness on an actual and a pro forma basis after giving effect to the Pro Forma Transactions was $2,033.9 million and $584.5 million, respectively. See “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Description of Certain Indebtedness—Third-Party Long-Term Debt.”

Our Principal Stockholders

Immediately following the completion of this offering, the Initial Stockholders will beneficially own approximately         % of our outstanding common stock, or         % if the underwriters’ option to purchase additional shares is fully exercised. This level of share ownership is sufficient to control the vote on matters and transactions requiring stockholder approval. The Initial Stockholders are controlled by Fortress. See “Risk Factors—Risks Related to Our Organization and Structure” and “Principal and Selling Stockholders.” Pursuant to the Stockholders Agreement (as defined below), Fortress and certain of its affiliates and permitted transferees may designate directors for nomination and election to our board of directors. Pursuant to these provisions, Fortress and certain of its affiliates and permitted transferees have the ability to appoint up to a majority of the members of our board of directors, plus two directors, for so long as such stockholders continue to beneficially own, directly or indirectly, at least       % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders) and certain other conditions are met.

Risk Factors

There are a number of risks that you should carefully consider before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	a prolonged weakness in general economic conditions;

•	the failure of recreational adventure and experiential travel to gain in popularity;

•	lack of adequate snowfall and unfavorable weather conditions;

•	adverse events that occur during our peak operating periods combined with the seasonality of our business;

•	the occurrence of natural disasters;

•	the high fixed cost structure of our business;

•	risks associated with not owning all of the land on which we conduct our operations, including the loss of, or inability to renew, our governmental permits and leases;

•	risks related to the fact that we are not the sole property manager at certain of our real estate developments and risks related to the fact that fewer condominium owners have been using our rental management services in recent years;

•	our inability to complete real estate development projects and achieve the anticipated financial benefits from such projects;

•	our inability to successfully remediate material weaknesses in our internal control over financial reporting and the expected costs associated with doing so;

•	competition with similar businesses owned by Fortress and its affiliates; and

9

•	risks related to the corporate opportunity provisions in our restated certificate of incorporation, which do not require Fortress or its affiliates, including the Initial Stockholders, or any of their officers, directors or employees, to offer us potential transactions or corporate opportunities of which they are aware.

As a result of these risks and the other risks discussed in the section entitled “Risk Factors,” there is no guarantee that we will experience growth and improving profitability in the future. Similarly, there can be no assurance that the number of visitors to our mountain resorts and CMH, including season pass holders at our mountain resorts, will remain constant or increase in future years.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	reduced compensation disclosure requirements;

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data; and

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, and exempts an emerging growth company such as us from Section 14A(a) and (b) of the Securities Exchange Act of 1934 (the “Exchange Act”), which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to compensation disclosure requirements and selected financial data. As a result, the information that we provide stockholders may be less comprehensive than what you might receive from other public companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

Corporate Information

Our executive offices are located at 1621 18th Street, Suite 300, Denver, Colorado 80202, and our telephone number is (303) 749-8200. Our website address is www.intrawest.com. The information on our website is not a part of this prospectus.

10

Summary Historical and Unaudited Pro Forma Condensed

Consolidated Financial and Operating Information

The following summary historical consolidated financial information for the years ended June 30, 2011, 2012 and 2013 and as of June 30, 2012 and 2013 has been derived from the audited consolidated financial statements of Cayman L.P. included elsewhere in this prospectus.

The following summary historical consolidated financial information for the three months ended September 30, 2012 and 2013 and as of September 30, 2013 has been derived from the unaudited interim consolidated financial statements of Cayman L.P. included elsewhere in this prospectus. In our opinion, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of Cayman L.P. and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position of Cayman L.P. Results as of and for the three months ended September 30, 2013 are not necessarily indicative of results that may be expected for the entire year.

The following unaudited pro forma condensed consolidated financial information for the year ended June 30, 2013 and as of and for the three months ended September 30, 2013 gives effect to the Pro Forma Transactions. The unaudited pro forma condensed consolidated financial information is based on available information and assumptions that we believe are reasonable, is for illustrative and informational purposes only and should not be considered representative of our future financial condition or results of operations. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a description of the adjustments reflected in the pro forma condensed consolidated financial information.

Prior to the collapse in the housing markets in late 2007 and the global financial crisis that followed, we were actively engaged in large scale development and sales of resort real estate, primarily in North America. In light of the then prevailing market conditions, we ceased new development activities in late 2009. As a result, we were left with a portfolio of real estate assets, high leverage levels and litigation initiated by purchasers of resort real estate seeking to rescind their purchase obligations or otherwise mitigate their losses. This confluence of factors had a material impact on our consolidated financial results for the fiscal periods presented below. Through a series of debt refinancings, cost saving initiatives and divestitures of non-core assets, we believe we have streamlined our operations. As of September 30, 2013, we have divested substantially all of our legacy real estate assets and have settled the majority of litigation claims stemming from our pre-2010 development and sales activities. Although the effects of our pre-2010 legacy real estate development and sales activities on our consolidated financial results will continue in future periods, we expect that these effects will continue to diminish over time. After giving effect to the Refinancing and the Restructuring, we believe our financial results in future periods will be materially different from those reflected in the historical consolidated financial information of Cayman L.P. appearing in this prospectus.

You should read the following summary historical and unaudited pro forma condensed consolidated financial and operating information in conjunction with the information appearing under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Consolidated Financial Information” in this prospectus, and in conjunction with the consolidated financial statements of Cayman L.P. and the related notes appearing elsewhere in this prospectus.

	Historical			Pro Forma	Historical		Pro Forma
	Year Ended June 30,			Year Ended June 30, 2013	Three Months Ended September 30,		Three Months Ended September 30, 2013
	2011(1)	2012	2013		2012	2013
	(in thousands)
Statement of Operations Data:
Revenues
Mountain	$322,194	$310,765	$339,003		$33,259	$33,305
Adventure	96,693	109,496	113,622		29,047	22,617
Real Estate	61,165	61,439	64,726		15,148	13,250
Total reportable segment revenues	480,052	481,700	517,351		77,454	69,172
Legacy, non-core and other(2)	79,471	31,747	7,056		1,741	11,389
Total revenues	559,523	513,447	524,407	$523,979	79,195	80,561	$80,561
Operating expenses(2)	504,005	453,187	448,944	446,848	101,179	104,196	103,563
Depreciation and amortization	76,371	57,655	58,342	58,340	14,653	13,145	13,145
11

	Historical			Pro Forma	Historical		Pro Forma
	Year Ended June 30,			Year Ended June 30, 2013	Three Months Ended September 30,		Three Months Ended September 30, 2013
	2011(1)	2012	2013		2012	2013
	(in thousands, except operating statistics)
Statement of Operations Data:
Loss (gain) on disposal of assets(1)	$26,196	$9,443	$12,448	$10,525	$1,210	$(236)	$(337)
Impairment of long-lived assets	12,140	782	143	143	—	—	—
Impairment of real estate	73,230	8,137	1,052	403	62	633	633
Goodwill impairment	64,097	3,575	—	—	—	—	—
Income (loss) from operations	(196,516)	(19,332)	3,478	7,720	(37,909)	(37,177)	(36,443)
Interest income	9,162	7,467	6,630	6,583	1,637	1,632	1,606
Interest expense on third party debt	(143,463)	(135,929)	(98,437)	(47,662)	(35,006)	(16,464)	(11,532)
Interest expense on notes payable to partners	(160,943)	(195,842)	(236,598)	—	(55,371)	(67,105)	—
Earnings (loss) from equity method investments(3)	8,299	538	(5,147)	(5,147)	(91)	(1,591)	(1,591)
Gain on disposal of equity method investments(1)	—	—	18,923	18,923	—	—	—
Loss on extinguishment of debt(4)	—	—	(11,152)	—	—	—	—
Other income (expense), net(5)	(2,021)	1,199	1,973	1,935	402	(172)	(151)
Loss from continuing operations before income taxes	(485,482)	(341,899)	(320,330)	(17,648)	(126,338)	(120,877)	(48,111)
Income tax (benefit) expense	6,555	(5,836)	(23,616)	(23,616)	972	701	701
Income (loss) from continuing operations	(492,037)	(336,063)	(296,714)	$5,968	(127,310)	(121,578)	$(48,812)
Loss from discontinued operations, net of tax	(6,469)	—	—		—	—
Net loss	(498,506)	(336,063)	(296,714)		(127,310)	(121,578)
Loss (earnings) attributable to noncontrolling interest	(361)	—	757		34	(436)
Net loss attributable to Cayman L.P.	$(498,867)	$(336,063)	$(295,957)		$(127,276)	$(122,014)

Adjusted EBITDA(6)	$94,370	$92,057	$105,260		$(10,366)	$(17,457)

Key Business Metrics Evaluated by Management:
Mountain
Skier Visits(7)	3,192,388	2,758,970	3,146,119		—	—
Mountain Segment Revenue Per Visit(8)	$100.93	$112.64	$107.75		—	—
ETP(9)	$43.34	$47.65	$45.92		—	—
Adventure
CMH Guest Nights(10)	34,479	37,829	36,237		2,605	2,956
CMH RevPGN(11)	$1,670	$1,650	$1,693		$1,426	$1,253

Cash Flow Data:
Net cash provided by (used in) operating activities	$21,140	$43,390	$41,765		$(5,296)	$384
Net cash provided by (used in) investing activities	$514,497	$(21,286)	$105,407		$(4,344)	$(14,543)
Net cash used in financing activities	$(572,797)	$(41,518)	$(133,683)		$(395)	$(1,679)

	Historical		Historical	Pro Forma	Pro Forma As Adjusted(12)
	As of June 30,		As of September 30,	As of September 30,	As of September 30,
	2012	2013	2013	2013	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,908	$59,775	$44,860	$59,098
Real estate held for development(13)	$193,806	$164,916	$154,645	$154,645
Total assets	$1,342,793	$1,121,600	$1,132,357	$1,126,957
Third party long-term debt (including current portion)(14)	$736,081	$588,863	$607,553	$584,526
Notes payable to partners (including current portion)	1,109,005	1,358,695	1,426,350	—
Total long-term debt (including current portion)	$1,845,086	$1,947,558	$2,033,903	$584,526
12

(1)	Includes the operations of Whistler Blackcomb prior to their divestiture in November 2010. We sold our interests in the assets of Whistler Blackcomb to Whistler Blackcomb Holdings, Inc. (“Whistler Holdings”) in November 2010 and recognized a loss of $24.4 million. As part of the sale proceeds, we received an equity investment of approximately 24% in Whistler Holdings. Fiscal 2011 includes legacy, non-core and other revenues, operating expenses and depreciation and amortization of $38.6 million, $51.1 million and $10.7 million, respectively, related to Whistler Blackcomb. In December 2012, we sold our investment in Whistler Holdings and recorded a $17.9 million gain related to this disposition.

(2)	See notes 6(f) and 6(g). See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legacy, Non-Core and Other Items.”

(3)	See note 6(b).

(4)	Fiscal 2013 represents the loss recognized on the extinguishment of our senior debt facilities in December 2012.

(5)	Other income (expense), net, primarily includes gains or losses on currency rate fluctuations and other non-operating expenses that management does not believe are representative of the underlying performance of our ongoing operations.

(6)	Adjusted EBITDA is a non-GAAP performance measure. Our board of directors and management team focus on Adjusted EBITDA as a key performance and compensation measure. Adjusted EBITDA assists us in comparing our performance over various reporting periods because it removes from our operating results the impact of items that our management believes do not reflect our core operating performance. The compensation committee of our board of directors will determine the annual variable compensation for certain members of our management team based, in part, on Adjusted EBITDA. In addition, Adjusted EBITDA is a material component of certain financial covenants in the New Credit Agreement and is an important metric for investors to assess our ability to comply with those covenants.

Adjusted EBITDA is not a substitute for net income (loss), income from continuing operations, cash flows from operating activities or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA to compare the performance of those companies to our performance. Adjusted EBITDA should not be considered as a measure of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Our management compensates for these limitations by reference to our GAAP results and using Adjusted EBITDA as a supplemental measure.

We remove the following items from net loss attributable to Cayman L.P. to get to Adjusted EBITDA:

•	interest expense, net;
•	income tax expense or benefit;
•	depreciation and amortization;
•	impairments of goodwill, real estate and long-lived assets;
•	gains and losses on disposal of assets;
•	earnings and losses from equity method investments;
•	gains and losses on disposal of equity method investments;
•	gains and losses on extinguishment of debt;
•	other expense, net;
•	discontinued operations, net of tax;
•	legacy and other non-core expenses, net; and
•	other operating expenses, which include restructuring charges and associated severance expenses, non-cash compensation and other items, including gains, losses, fees, revenues and expenses of transactions which management believes are not representative of the underlying performance of our ongoing operations and which we will be permitted to exclude from the calculation of Adjusted EBITDA under the New Credit Agreement.

For purposes of calculating Adjusted EBITDA, we also add to net loss attributable to Cayman L.P. our pro rata share of Adjusted EBITDA related to equity method investments included within our reportable segments, which include Blue Mountain Resorts Limited (Mountain), Chateau M.T. Inc. (Real Estate) and Mammoth Hospitality Management, LLC (Real Estate). We believe the Adjusted EBITDA from these investments is representative of the underlying performance of our ongoing operations. Our pro rata share of Adjusted EBITDA is calculated based on our economic ownership percentage of the applicable equity method investee.

Finally, in calculating Adjusted EBITDA, we adjust net loss attributable to Cayman L.P. to include net income and losses attributable to noncontrolling interests within our reportable segments, and then remove Adjusted EBITDA attributable to the noncontrolling interest so that only our share of Adjusted EBITDA is captured within Adjusted EBIDTA. Alpine Helicopters (Adventure) was the only consolidated entity within our reportable segments with a noncontrolling interest during the periods presented. All revenues and expenses of noncontrolling interests not within our reportable segments are removed from net loss attributable to Cayman L.P. to get to Adjusted EBITDA.

The following table reconciles net loss attributable to Cayman L.P. to Adjusted EBITDA for the periods presented. Adjusted EBITDA for fiscal 2013 does not include an add back for $0.9 million of revenue sharing payments pursuant to the lease agreement at Winter Park, which are considered operating expenses under GAAP. There were no revenue sharing payments in prior fiscal years. We are entitled to include these payments as an add back to Adjusted EBITDA under the New Credit Agreement. We expect to include these payments as an add back to Adjusted EBITDA in future periods.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Net loss attributable to Cayman L.P.	$(498,867)	$(336,063)	$(295,957)	$(127,276)	$(122,014)
Interest expense, net(a)	300,016	328,957	333,208	89,896	83,120
Income tax expense (benefit)	6,555	(5,836)	(23,616)	972	701
Depreciation and amortization	76,371	57,655	58,342	14,653	13,145
13

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)

Impairments of goodwill, real estate and long-lived assets	$149,467	$12,494	$1,195	$62	$633
Loss (gain) on disposal of assets	26,196	9,443	12,448	1,210	(236)
(Earnings) loss from equity method investments(b)	(8,299)	(538)	5,147	91	1,591
Gain on disposal of equity method investments(c)	—	—	(18,923)	—	—
Loss on extinguishment of debt	—	—	11,152	—	—
Other (income) expense, net(d)	2,021	(1,199)	(1,973)	(402)	172
(Loss) earnings attributable to noncontrolling interest(e)	361	—	(757)	(34)	436
Discontinued operations, net of tax	6,469	—	—	—	—
Legacy and other non-core expenses, net(f)	19,707	13,762	12,878	8,869	3,536
Other operating expenses(g)	4,039	4,989	4,416	454	1,027
Pro rata share of EBITDA related to equity method investments(h)	10,334	8,393	8,932	1,139	1,067
Adjusted EBITDA attributable to noncontrolling interest(i)	—	—	(1,232)	—	(635)
Adjusted EBITDA	$94,370	$92,057	$105,260	$(10,366)	$(17,457)

(a)	Includes interest expense on third party debt and on notes payable to partners, net of interest income (other than interest income earned from receivables related to our IRCG operations).

(b)	Includes (earnings) loss from our equity method investments, including Blue Mountain Resorts Limited ($(2.7) million, $(1.7) million and $(2.3) million in fiscal 2011, 2012 and 2013, respectively, and $0.4 million and $0.5 million in the three months ended September 30, 2012 and 2013, respectively), Chateau M.T. Inc. ($(0.1) million, $(0.4) million and $0.1 million in fiscal 2011, 2012 and 2013, respectively, and $(0.1) million and $(0.1) million in the three months ended September 30, 2012 and 2013, respectively), Mammoth Hospitality Management, LLC ($0.5 million, $0.1 million and $0.4 million in fiscal 2011, 2012 and 2013, respectively, and $nil and $(0.1) million in the three months ended September 30, 2012 and 2013, respectively) and MMSA Holdings, Inc., Whistler Holdings and other non-core equity method investments ($(6.0) million, $1.5 million and $6.9 million in fiscal 2011, 2012 and 2013, respectively, and $(0.2) million and $1.3 million in the three months ended September 30, 2012 and 2013, respectively).

(c)	Fiscal 2013 includes a $17.9 million gain on disposal of our equity method investment in Whistler Holdings in December 2012, and a $1.0 million gain on the sale of our partnership interest in Maui Beach Resort, L.P. in November 2012.

(d)	Other (income) expense, net, primarily includes gains or losses on currency rate fluctuations and other non-operating expenses that management does not believe are representative of the underlying performance of our ongoing operations.

(e)

Fiscal 2011 and the three months ended September 30, 2012 includes net income attributable to noncontrolling interest in Tower Ranch Developments Partnership (“Tower Ranch”). For purposes of calculating Adjusted EBITDA, we include the net income attributable to noncontrolling interest in Tower Ranch and then remove all income and expenses relating to Tower Ranch from our calculation of Adjusted EBITDA. This adjustment is made in legacy and other non-core, expenses, net. As a result, we have removed all revenues and expenses relating to Tower Ranch from Adjusted EBITDA.

Fiscal 2013 and the three months ended September 30, 2013 includes $(0.8) million and $0.4 million, respectively, of net (loss) earnings attributable to noncontrolling interest in Alpine Helicopters. We hold a 20% equity interest in Alpine Helicopters (prior to January 2013, we held 100% of Alpine Helicopters). For purposes of calculating Adjusted EBITDA, we adjust net loss attributable to Cayman L.P. to include the net loss attributable to noncontrolling interest in Alpine Helicopters and then remove the Adjusted EBITDA attributable to noncontrolling interest in Alpine Helicopters. Adjusted EBITDA attributable to noncontrolling interest in Alpine Helicopters was $(1.2) million and $(0.6) million in fiscal 2013 and the three months ended September 30, 2013, respectively. See note (i) below. With this adjustment, only 20% of the Adjusted EBITDA in Alpine Helicopters is captured within Adjusted EBITDA.

(f)	The table below provides a breakdown of items included in legacy and other non-core, expenses, net, for fiscal 2011, 2012 and 2013 and for the three months ended September 30, 2012 and 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legacy, Non-Core and Other Items.”

	Year Ended June 30,			Three months ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Legacy real estate carrying costs and litigation	$(11,193)	$(9,976)	$(8,378)	$(6,998)	$(2,525)
Divested non-core operations	(8,035)	(3,664)	(3,168)	(1,291)	(366)
Remaining non-core operations	(479)	(122)	(1,332)	(580)	(645)
Legacy and other non-core expenses, net	$(19,707)	$(13,762)	$(12,878)	$(8,869)	$(3,536)

(g)	Reflects adjustments for other items that are included in operating expenses in our GAAP financial statements. Fiscal 2011 includes $1.9 million of non-cash compensation and $1.6 million of severance charges attributable to the relocation of our corporate headquarters. Fiscal 2012 includes $0.6 million of non-cash compensation, $2.7 million of severance charges attributable to the relocation of our corporate headquarters and $0.9 million of restructuring charges relating to the restructuring of Alpine Helicopters. Fiscal 2013 includes restructuring charges of $2.2 million relating to the restructuring of Alpine Helicopters, $1.1 million of severance charges and $0.2 million of non-cash compensation. The three months ended September 30, 2012 includes $0.2 million of non-cash compensation and $0.2 million of severance charges. The three months ended September 30, 2013 includes $0.3 million of restruc-
14

turing and severance charges. Fiscal 2011, 2012 and 2013 and the three months ended September 30, 2012 and 2013 also includes $0.5 million, $0.8 million, $0.8 million, $0.1 million and $0.7 million, respectively, of other operating expenses that management does not believe are representative of the underlying performance of our ongoing operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legacy, Non-Core and Other Items.”

(h)	Includes Blue Mountain Resorts Limited ($7.7 million, $5.9 million and $6.9 million in fiscal 2011, 2012 and 2013, respectively, and $0.4 million and $0.3 million in the three months ended September 30, 2012 and 2013, respectively), Mammoth Hospitality Management, LLC ($0.9 million, $0.4 million and $0.3 million in fiscal 2011, 2012 and 2013, respectively, and $0.1 million and $0.2 million in the three months ended September 30, 2012 and 2013, respectively) and Chateau M.T. Inc. ($1.7 million, $2.1 million and $1.7 million in fiscal 2011, 2012 and 2013, respectively, and $0.6 million and $0.6 million in the three months ended September 30, 2012 and 2013, respectively). Represents our pro rata share of EBITDA from these equity method investments based on our economic ownership percentage during the relevant period. The pro rata share of revenue that corresponds to the pro rata share of EBITDA from equity method investments was as follows: Blue Mountain Resorts Limited ($33.3 million, $32.2 million and $36.3 million in fiscal 2011, 2012 and 2013, respectively, and $7.0 million and $6.9 million in the three months ended September 30, 2012 and 2013, respectively), Mammoth Hospitality Management, LLC ($3.7 million, $3.3 million and $4.4 million in fiscal 2011, 2012 and 2013, respectively, and $0.7 million and $0.8 million in the three months ended September 30, 2012 and 2013, respectively) and Chateau M.T. Inc. ($12.5 million, $13.3 million and $13.2 million in fiscal 2011, 2012 and 2013, respectively, and $3.4 million and $3.4 million in the three months ended September 30, 2012 and 2013, respectively). These revenues are not included within our consolidated revenues.

(i)	Represents Adjusted EBITDA attributable to the noncontrolling interest in Alpine Helicopters. Our consolidated revenue includes 100% of Alpine Helicopters revenue. The pro rata share of revenue that corresponds to the Adjusted EBITDA attributable to the noncontrolling interest in Alpine Helicopters was $13.8 million in fiscal 2013 and $7.6 million in the three months ended September 30, 2013.

(7)	A Skier Visit represents an individual’s use of a paid or complimentary ticket, frequency card or season pass to ski or snowboard at our Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts for any part of one day.

(8)	Mountain Segment Revenue Per Visit is defined as total revenue of our Mountain segment for a given period divided by total Skier Visits during such period.

(9)	Effective ticket price, or ETP, is calculated by dividing lift revenue for a given period by total Skier Visits during such period.

(10)	CMH Guest Nights represents the number of paid nights skiing or hiking guests spend at our CMH lodges for a given period.

(11)	CMH RevPGN is total CMH revenue for a given period divided by the total number of CMH Guest Nights during such period.

(12)	Gives effect to the Pro Forma Transactions as set forth under “Unaudited Pro Forma Condensed Consolidated Financial Information” as well as this offering. Assumes net proceeds to us from the offering of $ million. See “Use of Proceeds.” Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) cash and cash equivalents by $ million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

(13)	Real estate held for development includes land and infrastructure assets, net of impairments to fair value, intended to be used in the future development of real estate assets for sale and amenity enhancement at our resorts.

(14)	Effective September 30, 2013, we and the Winter Park Recreational Association agreed to amend the lease under which we operate Winter Park Resort. Pursuant to the amendment, a contingency clause in which total rental payments could not exceed “cash flow for annual payment” was removed. The elimination of the contingency requires us to make annual rental payments of a minimum of $2.0 million until the end of the initial lease term, July 1, 2052, regardless of future cash flows, thus changing the future minimum lease payments. The amendment required a modification of the lease asset and lease obligation as the present value of the future minimum lease payments under the amendment is different from the minimum lease payments under the original agreement. The total increase in the lease obligation, based on a net present value of future payments, was $19.6 million.

15

The Offering

Common stock we are offering	shares
Common stock the selling stockholder is offering	shares
Common stock to be issued and outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Common stock to be beneficially owned by the Initial Stockholders after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds	We estimate that the net proceeds to us from the sale of shares in this offering, after deducting underwriting discounts and offering expenses payable by us, will be approximately $ million. Our net proceeds will increase by approximately $ million if the underwriters’ option to purchase additional shares is exercised in full. We have no specific plan for the net proceeds to us from this offering and intend to use such proceeds for working capital and other general corporate purposes, which may include potential investments and acquisitions. See “Use of Proceeds.” We will not receive any proceeds from the sale of our common stock by the selling stockholder, including any shares sold by the selling stockholder pursuant to the underwriters’ option to purchase additional shares.
Dividend policy	We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, our operating results, our current and anticipated cash needs, the impact on our effective tax rate, our indebtedness, legal requirements and other factors that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit our ability to pay dividends. See “Dividend Policy.”
Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Stock exchange symbol	We intend to apply to have our common stock listed on the NYSE under the symbol “ .”

Except as otherwise indicated, all of the information in this prospectus:

•	gives retroactive effect to a -for-1 stock split to be effected immediately prior to the pricing of the offering;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock; and

•	assumes an initial offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

16

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

 Risks Related to Our Business

Our industry is sensitive to weakness in the economy and we are subject to risks associated with the overall leisure industry.

Weak economic conditions in the United States and Canada or elsewhere in the world, including high unemployment and erosion of consumer confidence, could have a material adverse effect on our industry. We provide skiing and mountain adventure experiences with a relatively high cost of participation. An economic downturn could reduce consumer spending on recreational activities, resulting in declines in visits to, and spending at, our mountain resorts and CMH, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. For example, as a result of economic weakness in Europe in recent years, we saw a decline in European guests at CMH, which have historically comprised more than 40% of our total CMH winter guests. In addition, we may be unable to increase the price of our lift products or other offerings during an economic downturn despite our history of being successful in raising such prices under a variety of economic conditions.

Furthermore, our industry is sensitive to the willingness and ability of individuals to travel. Global or regional events, such as acts of terrorism, the spread of contagious diseases, political events or military conflicts, or increases in commercial airfare or gasoline prices could adversely impact an individual’s willingness or ability to travel to our properties, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our industry is vulnerable to lack of adequate snowfall or unseasonable weather conditions.

The ability to attract winter guests to mountain resorts is influenced by adequate snowfall and weather conditions. Warm weather may result in rain, snow melt and inadequate natural snowfall and may render snowmaking wholly or partially ineffective in maintaining skiing conditions. For example, the North American 2011/2012 ski season was marked by some of the lowest natural snowfall amounts in 20 years and we saw a decline in skier visits during the 2011/2012 ski season compared to prior years. Conversely, extreme weather conditions may adversely affect the guest experience or result in lift closures and may also make it difficult for guests to access mountain resorts. The early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall ski season, including pre-season sales of season passes and frequency cards at our mountain resorts. Although heli-skiing is less susceptible to guest fluctuations due to weather conditions than our mountain resorts, as most heli-skiing guests book their visits significantly in advance of the ski season, CMH remains susceptible to risks related to inclement weather because we provide guests with credits, which may be used during future seasons, if weather conditions prevent guests from reaching the guaranteed amount of vertical feet of skiing. As a result, inclement weather at our CMH sites during one ski season may materially adversely affect our CMH results of operations in future years when the credits are used. In addition, unseasonable weather or rain can adversely affect summer visits to our mountain resorts and heli-hiking sites.

Our business is highly seasonal and the occurrence of adverse events during our peak periods could have a material adverse effect on our results of operations and cash flows.

Although each of our mountain resorts and CMH operates as a four-season business, we generate the highest revenues during our second and third fiscal quarters, which is the peak ski season. As a result of the seasonality of our business, our mountain resorts and CMH typically experience operating losses during the first and fourth fiscal quarters of each fiscal year.  In addition, throughout our peak quarters, we generate the highest daily revenues on weekends, during the Christmas/New Year’s and Presidents’ Day holiday periods and, in the case of our mountain resorts, during school spring breaks. Furthermore, we sell a significant portion of our season pass products, pre-sold destination packages and CMH trips during our first fiscal quarter. The seasonality of our revenues and our dependence on peak operating and selling periods increases the impact of certain events on our results of operations. The occurrence of any of the other risk factors discussed herein during these peak operating or selling periods could have a disproportionate and material adverse effect on our results of operations and cash flows.

17

Variations in the timing of peak periods, holidays and weekends may affect the comparability of our results of operations.

Depending on how peak periods, holidays and weekends fall on the calendar, in any given year we may have more or less peak periods, holidays and weekends in our second fiscal quarter compared to prior years, with a corresponding difference in our third fiscal quarter. These differences can result in material differences in our quarterly results of operations and affect the comparability of our results of operations.

We are vulnerable to the risk of natural disasters, including forest fires, avalanches, landslides, drought and hurricanes.

A severe natural disaster, such as a forest fire, avalanche, landslide, drought or hurricane, may not be fully covered by our insurance policies and may interrupt our operations, require evacuations, severely damage our properties and impede access to our properties in affected areas, any of which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, our ability to attract guests to our properties is influenced by the aesthetics and natural beauty of the outdoor environment where our properties are located. A severe forest fire or other natural disaster could damage our properties or surrounding areas and have a long-term negative impact on guest visitation, as it would take several years for the environment to recover. Our insurance policies may not cover lost revenues due to a decline in visitation caused by damage to our properties or surrounding areas. In recent years, the combination of drought conditions and a pine-beetle epidemic has led to an increase in forest fires in the Western United States, including Colorado.

The high fixed cost structure of our businesses can result in significantly lower margins if visitation to our resorts declines.

Our profitability is highly dependent on visitation. However, the cost structure of our business has significant components that cannot be eliminated when skier visits decline, including costs related to utilities, information technology, insurance, year-round employees and equipment. The occurrence of other risk factors discussed herein could adversely affect visitation at our resorts and we may not be able to reduce fixed costs at the same rate as declining revenues. If cost-cutting efforts are insufficient to offset declines in revenues or are impracticable, we could experience a material decrease in our margins. Accordingly, our profits may be disproportionately reduced during periods of declining revenues.

A disruption in our water supply would impact our snowmaking capabilities and impact our operations.

Our operations are heavily dependent upon our access to adequate supplies of water to make snow and otherwise conduct our operations. Our mountain resorts are subject to federal, state, provincial and local laws and regulations relating to water rights. Changes in these laws and regulations may adversely affect our operations. In addition, drought conditions may adversely affect our water supply. At our mountain resorts in Colorado, we own or have ownership or leasehold interests in water rights individually or through stock ownership in ditch and reservoir companies, groundwater wells and other sources, and the availability of water through these sources is subject to change. In addition, in recent years the United States Forest Service (the “U.S. Forest Service”) has sought to obtain ownership of certain water rights owned by ski resorts located on U.S. Forest Service land. While the U.S. Forest Service has indicated that it no longer intends to seek ownership of such water rights, it may seek to impose limitations on the quantity of water used by a ski area and/or uses to which the water may be put. Our inability to access adequate supplies of water to support our current operations or an expansion of our operations would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We face significant competition.

Our mountain resorts directly compete with other resorts in their respective local and regional markets, as well as with other major destination resorts. We also compete with other large resort operators for the sale of multi-mountain passes. Competition within the ski resort industry is based on multiple factors, including location, price, weather conditions, the uniqueness and perceived quality of the terrain for various levels of skill and ability, the atmosphere of the base village, the quality of food and entertainment and ease of travel to the resort (including direct flights by major airlines). In our Adventure segment, we face competition from heli-skiing and snowcat operators in Canada and the United States. Within our Real Estate segment, our managed properties compete with rental management companies, locally-owned independent hotels, as well as facilities and timeshare companies that are owned or managed by national and international chains. These properties also compete for convention and conference business across the North American market. Competition within the hotel and lodging industry is generally based on

18

quality and consistency of rooms, restaurants and meeting facilities and services, attractiveness of locations, availability of a global distribution system, price and other factors. Our competitors may have access to greater financial, marketing and other resources and may have access to financing on more attractive terms than us. As a result, they may be able to devote more resources to improving and marketing their offerings or more readily take advantage of acquisitions or other opportunities. If we are unable to compete successfully, our business, prospects, financial condition, results of operations and cash flows will be materially adversely affected.

We are not the sole property manager at our real estate developments.

We manage a significant portion of the bed base at our resorts and manage rental properties through our Real Estate segment. An individual that has purchased a condominium in one of our developments is not obligated to use our rental management services and, in recent years, third-party services that assist condominium owners in leasing their units without our involvement have become more prevalent. As a result, we have experienced a decline in the number of condominium owners using our rental management services.

In addition, since we are uninvolved in transactions where the condominium owner uses a third-party manager, we are unable to control the quality of the leased units or the guest experience. If guests are unsatisfied, the reputation of the entire development, including units we manage, may be harmed, as most guests do not distinguish between units managed by us and units managed by third parties. If a development’s reputation for a positive guest experience deteriorates, it may become more challenging for us to attract guests to these developments. A decline in guests at a development located at one of our mountain resorts may also lead to a decline in revenues throughout the resort’s business.

Changes in consumer tastes and preferences may affect skier visits at our mountain resorts.

Our success depends on our ability to attract skiers to our mountain resorts. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing, and other social and demographic trends could adversely affect visitation at our mountain resorts. Furthermore, a reduction in average household income in some of the areas near our resorts, compared to historic levels, combined with the increasing cost of skiing, may make skiing unaffordable for a large percentage of that population. A significant decline in skier visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We operate on government land pursuant to the terms of governmental permits that may be revoked or not renewed.

We do not own all of the land on which we conduct our operations. Certain of our mountain resorts and CMH operate on federal or Crown land or land owned by other governmental entities pursuant to the terms of governmental permits, leases or other agreements. In many cases, the permits, leases or other agreements give the applicable agency, including the U.S. Forest Service, the right to review and comment on the construction of improvements in the applicable area and on certain other operational matters. Certain permits, leases or other agreements may also be terminated or modified by the applicable agency for specific reasons or in the event we fail to perform our obligations under the applicable permits, leases or other agreements. In addition, the permits, leases or other agreements may not be renewed. A termination or modification of any of our permits, leases or other agreements could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Finally, British Columbia may issue additional permits or licenses to third parties related to the land on which CMH operates, and such additional permits and licenses may deteriorate the heli-skiing experience at CMH and increase competition.

Our operations are subject to extensive laws, rules, regulations and policies administered by various federal, state, provincial and other governmental authorities.

Our operations are subject to a variety of federal, state, provincial and local laws and regulations, including those relating to lift operations, emissions to the air, discharges to water, storage, treatment and disposal of fuel, water and wastes, land use, remediation of contaminated sites and protection of the environment, natural resources and wildlife. We are also subject to worker health and safety laws and regulations. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies and are involved in certain remediation activities. Our efforts to comply with applicable laws and regulations do not eliminate the risk that we may be held

19

liable for breaches of these laws and regulations, which may result in fines and penalties or subject us to claims for damages. Liability for any fines, penalties, damages or remediation costs, or changes in applicable laws or regulations, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our business is capital intensive.

We must regularly expend capital to construct, maintain and renovate our properties in order to remain competitive, maintain the value and brand standards of our properties and comply with applicable laws and regulations. We cannot always predict where capital will need to be expended in any fiscal year and capital expenditures can increase due to forces beyond our control. Further, we cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to execute our business plan. A lack of available funds for capital expenditures could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

In addition, our ability to construct, maintain and renovate our properties is subject to a number of risks, including:

•	construction delays or cost overruns, including those related to labor and materials;

•	the requirement to obtain zoning, occupancy and other required permits or authorizations;

•	governmental restrictions on the size or kind of development;

•	force majeure events, including forest fires, avalanches, landslides, drought or hurricanes;

•	design defects; and

•	environmental concerns.

If we are not able to complete capital projects on schedule, or if our investments fail to improve the properties in the manner that we expect, our ability to compete effectively would be diminished and our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

We are dependent on significant infrastructure and equipment.

Our infrastructure and equipment, including lifts and helicopters, is costly to maintain, repair and replace and is susceptible to unscheduled maintenance. Much of our infrastructure and equipment will eventually need to be replaced or significantly repaired or modernized, which could result in interruptions to our business, particularly if a key lift at one of our mountain resorts were to require repair during a peak period. The potential interruptions and costs associated with lift replacements may be compounded by the fact there are a limited number of lift manufacturers and a significant portion of the lifts at North American mountain resorts were installed at approximately the same time, and thus may be due for replacement at approximately the same time. In certain cases, the cost of infrastructure or equipment repair or replacement may not be justified by the revenues at the applicable property. As a result, we may close a property, or reduce its offerings, if we determine that it is not cost efficient to replace, maintain or repair our infrastructure and equipment at the property.

Our future acquisitions or other growth opportunities may not be successful.

We actively evaluate potential acquisitions of, and investments in, businesses, properties or assets and we may actively pursue such opportunities from time to time, some of which could be significant. In addition, we intend to evaluate “capital light” opportunities such as managing third-party resort assets and entering into real estate development partnerships. The success of these strategies will depend, in part, on our ability to:

•	identify suitable businesses, properties and assets;

•	negotiate acquisition or other agreements on acceptable terms;

•	complete the transactions within our expected time frame and budget;

•	improve the results of operations of the acquired businesses and properties and successfully integrate their operations into our own; and

•	respond to any concerns expressed by regulators, including antitrust or competition law concerns.

20

We may fail to properly complete any or all of these steps. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do.

In addition to facing competition in identifying and consummating successful transactions, acquisitions and other transactions could involve significant risks, including:

•	our over-valuation of acquired companies, properties or assets;

•	delays in realizing or a failure to realize the benefits, revenues, cost savings and synergies that we anticipate;

•	failure to retain key personnel or business relationships and maintain the reputation of the acquired company, property or asset;

•	the potential impairment of acquired assets;

•	insufficient, or no, indemnification for legal liabilities;

•	the assumption of known or unknown liabilities and additional risks of the acquired businesses or properties, including environmental liabilities; and

•	operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

We may not be able to obtain financing for acquisitions or other transactions on attractive terms, or at all, and the ability to obtain financing may be restricted by the terms of our outstanding indebtedness or other indebtedness we may incur. In addition, our competitors may be able to obtain financing on more attractive terms than us.

Steamboat is highly dependent on subsidized direct air service from major hub airports.

Most of Steamboat’s guests fly directly from large hub airports to the Yampa Valley Regional Airport, which is 25 miles from the resort. Each ski season, we enter into agreements with major airlines to fly these routes and provide the airlines with subsidies if passenger volume falls below certain pre-established levels. If the routes prove unprofitable to the airlines and any of these airlines decides to stop service to this airport, Steamboat’s skier visits would be materially adversely affected.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend on the use of information technology and systems, including technology and systems used for reservations, point of sale, e-commerce, accounting, procurement, administration and technologies we make available to our guests. We are currently in the process of updating or replacing many of these systems. Delays or difficulties in implementing these new or enhanced systems may keep us from achieving the desired results in a timely manner or at all. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and could decrease the quality of service that we offer to our guests.

Our future success depends on our ability to adapt our infrastructure to meet rapidly evolving consumer trends and demands and to respond to competitive service and product offerings. The failure to adopt new technologies and systems in the future may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Non-compliance with Payment Card Industry Data Security Standards (“PCI DSS”) may subject us to fines, penalties and civil liability.

We are subject to compliance with PCI DSS, an information security standard for organizations that handle cardholder information from major debit and credit card companies. Currently, we are not fully compliant with PCI DSS. We are currently taking steps to achieve compliance, but our efforts to comply with PCI DSS may result in significant expenses and our ongoing failure to fully comply with PCI DSS may subject us to fines, penalties and civil liability, and may result in the loss of our ability to accept debit and credit card payments or prohibit us from processing transactions through American Express, MasterCard, VISA and other card and payment networks. Even if we become compliant with PCI DSS or other applicable standards, we still may not be able to prevent security breaches involving customer transaction data.

21

Failure to maintain the integrity of guest or employee data could result in damage to our reputation and subject us to fines, penalties and civil liability.

We collect and store personally identifiable information from guests and employees in the course of doing business and use it for a variety of business purposes, including marketing to our guests through various forms of media. State, provincial and federal governments have enacted laws and regulations to protect consumers and employees against identity theft, including laws governing treatment of personally identifiable information. The regulatory environment and increased threats to the data we store has increased our costs of doing business. Any failure on our part to implement appropriate safeguards or to detect and provide prompt notice of breaches or unauthorized access as required by applicable laws could result in damage to our reputation and subject us to fines, penalties and civil liabilities. If we are required to pay any significant amounts in satisfaction of claims under these laws, or if we are forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, prospects, financial condition, results of operations and cash flows may be materially adversely affected.

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of our brands could have an adverse impact on our business.

A negative public image or other adverse events could affect the reputation of one or more of our mountain resorts and other businesses or more generally impact the reputation of our company. If the reputation or perceived quality of our brands declines, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected. The unauthorized use of our trademarks could also diminish the value of our brands and their market acceptance, competitive advantages or goodwill, which could adversely affect us. In addition, a negative public image or other adverse event occurring in an industry where we operate or a related industry may harm our reputation even if such image or event does directly relate to our brands or business.

We are subject to risks related to currency fluctuations.

We present our financial statements in United States dollars. Our operating results are sensitive to fluctuations in foreign currency exchange rates, as a significant portion of our revenues and operating expenses are transacted in Canadian dollars, principally at Tremblant and within our Adventure segment. During fiscal 2013, approximately 41.6% of our total revenues and 41.3% of our total operating expenses were denominated in Canadian dollars. A significant fluctuation in the Canada/U.S. exchange rate could therefore have a significant impact on our results of operations after translating our Canadian operations into United States dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Discussion About Market Risk—Foreign Currency Fluctuations.”

Currency variations can also contribute to variations in sales at our mountain resorts and CMH because volatility in foreign exchange rates can impact our customers’ willingness to purchase lift passes or CMH packages. For example, an increase in the value of the Canadian dollar compared to the United States dollar or euro may make our CMH packages less attractive to American and European skiers, respectively.

Certain circumstances may exist whereby our insurance coverage may not cover all possible losses and we may not be able to renew our insurance policies on favorable terms, or at all.

Although we maintain various property and casualty insurance policies and undertake safety and loss prevention programs to address certain risks, our insurance policies do not cover all types of losses and liabilities and in some cases may not be sufficient to cover the ultimate cost of claims which exceed policy limits. If we are held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

In addition, we may not be able to renew our current insurance policies on favorable terms, or at all. Our ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected if we or other companies within or outside our industry sustain significant losses or make significant insurance claims.

We are subject to litigation in the ordinary course of business and related to our legacy real estate development activities.

We are involved in various lawsuits and claims that may include, among other things, claims or litigation relating to personal injury and wrongful death, allegations of violations of laws and regulations relating to our real

22

estate activities, labor and employment, intellectual property and environmental matters, and commercial contract disputes. For example, we are, from time to time, subject to various lawsuits and claims related to injuries occurring at our properties, including due to the use, operation or maintenance of our trails, lifts, aircraft and other facilities.

In addition, we are a defendant in lawsuits related to our pre-2010 legacy real estate construction- and sales-phase development activities, including claims related to alleged construction defects and alleged violations of state and federal laws that require providing purchasers with certain mandated disclosures. Any such claims, regardless of merit, are time consuming and expensive to defend and could divert management’s attention and resources and may materially adversely affect our reputation, even if resolved in our favor. Accordingly, the outcome or existence of current or future litigation may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We depend on a seasonal workforce.

We recruit year-round to fill thousands of seasonal positions. Because much of this hiring is done months in advance of the start of the applicable season, we may not be able to accurately predict our staffing needs. In addition, we may not be able to recruit and hire adequate seasonal personnel or hire such personnel at costs consistent with our costs in prior years. This risk is heightened in periods of economic strength, as the market for seasonal labor may become more competitive.

If we do not retain our key personnel or maintain adequate succession plans, our business may suffer.

The success of our business depends, in part, on our senior management, including our chief executive officer, William Jensen, and the development of adequate succession plans. The departure of any key member of the management team and the failure to maintain an adequate succession plan could adversely affect our business and the trading price of our common stock.

We are subject to risks associated with our workforce.

We are subject to various federal, state and provincial laws governing matters such as minimum wage requirements, overtime compensation and other working conditions, citizenship requirements, discrimination and family and medical leave. Our operations in Canada are also subject to laws that may require us to make severance or other payments to employees upon their termination. In addition, we are continuing to assess the impact of U.S. federal healthcare reform law and regulations on our healthcare benefit costs, which will likely increase the amount of healthcare expenses paid by us. Immigration law reform could also impact our workforce because we recruit and hire foreign nationals as part of our seasonal workforce. If our labor-related expenses increase, our operating expenses could increase and our business, financial condition and results of operations could be harmed.

From time to time, we have also experienced non-union employees attempting to unionize. While only a small portion of our employees are unionized at present, we may experience additional union activity in the future. In addition, future legislation could make it easier for unions to organize and obtain collectively bargained benefits, which could increase our operating expenses and negatively affect our business, prospects, financial condition, results of operations and cash flows.

Our real estate development strategy may not be successful.

Our real estate development activities are focused on designing strategies for the development of the land surrounding the base areas of our mountain resorts. Prior to 2010, we were actively engaged in the development of residential real estate, primarily in the United States and Canada. Since 2010, our real estate development activities have been limited to the preservation of core development parcels located at our resorts and, more recently, designing strategies for the future development of this land. Our ability to implement any of these strategies and realize the anticipated benefits of future real estate development projects is subject to a number of risks, including:

•	lack of improvement, or deterioration, in real estate markets;

•	difficulty in selling units or the ability of buyers to obtain necessary funds to close on units;

•	escalation in construction costs due to price increases in commodities, unforeseen conditions, inadequate designs or other causes;

•	work stoppages and inadequate internal resources to manage projects;

•	shortages in building materials;
23

•	difficulty in financing real estate development projects; and

•	difficulty in receiving necessary regulatory approvals.

If these projects are not implemented, in addition to not realizing intended profits from the real estate developments and sales from ancillary products, our guests may choose to go to other resorts that they perceive to have  better residential offerings, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, even if we increase the number of units or beds at our mountain resorts, the projects may not be successful and we may be unable to realize incremental visitor growth or profits.

CMH is dependent on Alpine Helicopters.

In January 2013, we restructured our Alpine Helicopters business to comply with Canadian foreign ownership regulations governing aviation flight services in Canada. The restructuring involved the formation of a new flight services company, Alpine Helicopters. We own a 20% equity interest in Alpine Helicopters and the remaining 80% is held in trust for the benefit of the management and employees of Alpine Helicopters, including the pilots and crew members that support our helicopter operations. We consolidate Alpine Helicopters for GAAP purposes because we are the primary beneficiary.

Alpine Helicopters employs all the pilots who fly the helicopters in the CMH land tenures. As a result of its reliance on Alpine Helicopters, CMH’s business and operations would be negatively affected if Alpine Helicopters were to experience significant disruption affecting its ability to provide helicopter services to CMH. The partial or complete loss of Alpine Helicopter’s services, or a significant adverse change in our relationship with Alpine Helicopters, could result in lost revenue and added costs and harm the image and reputation of CMH as well as negatively impact the CMH guest experience.

Pursuant to a shareholders agreement, we may be required to purchase Blue Mountain Resorts Holdings Inc.’s equity interest in Blue Mountain Resorts Limited.

We and Blue Mountain Holdings each own a 50% equity interest in Blue Mountain Resorts Limited. Pursuant to a shareholders agreement, we have granted Blue Mountain Holdings a put option pursuant to which Blue Mountain Holdings may, subject to certain limitations, sell to us (i) all of its equity interest in Blue Mountain Resorts Limited or (ii) between 10% and 25% of the total amount of the outstanding equity of Blue Mountain Resorts Limited. In both cases, we would be required to purchase the equity interest at 90% of its fair market value. We may not have sufficient cash available to purchase the equity interest if the put option is exercised and we may be required to obtain financing to fund the purchase. Such financing may be unavailable, or only available on unattractive terms. Accordingly, the exercise of the put right by Blue Mountain Holdings may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Climate change may adversely impact our results of operations.

There is a growing political and scientific consensus that emissions of greenhouse gases continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. The effects of climate change, including any impact of global warming, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Warmer overall temperatures and other effects of climate change may adversely affect skier visits and our revenue and profits. In addition, a steady increase in global temperatures could shorten the ski season. Changes to the amount of snowfall and differences in weather patterns may increase our snowmaking expense, inhibit our snowmaking capabilities and negatively impact skier perceptions of the ski season.

We may be required to further write down our assets.

Under GAAP, if we determine goodwill, intangible assets or real estate held for development are impaired, we are required to write down these assets and record a non-cash impairment charge. As of September 30, 2013, we had goodwill of $94.6 million, intangible assets of $64.5 million and real estate held for development of $154.6 million. Intangible assets consist primarily of permits and licenses, trademarks and tradenames and customer relationships.

We had impairment charges on goodwill, intangible assets and real estate held for development of $149.5 million, $12.5 million and $1.2 million in fiscal 2011, 2012 and 2013, respectively, and $0.1 million and $0.6 million in the three months ended September 30, 2012 and 2013, respectively. Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates

24

and assumptions requiring significant management judgment. Future events or new information may change management’s valuation of goodwill, intangible assets or real estate held for development in a short amount of time. The timing and amount of impairment charges recorded in our consolidated statements of operations and write-downs recorded in our consolidated balance sheets could vary if management’s conclusions change. Any impairment of goodwill, intangible assets or real estate held for development could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We have underfunded pension obligations.

As of September 30, 2013, we had underfunded pension plan liabilities in frozen pension plans in the amount of $35.6 million. Significant changes in the market values of the investments held to fund the pension obligations or a change in the discount rate used to measure these pension obligations may result in a significant increase or decrease in the valuation of these pension obligations, and these changes may affect the net periodic pension cost in the year the change is made and in subsequent years. We may not generate sufficient cash flow to satisfy these obligations. Any inability to satisfy these pension obligations could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We may not be able to fully utilize our net operating loss carryforwards.

We have recorded a full valuation allowance against these net operating loss carryforwards because we believe that uncertainty exists with respect to the future realization of the loss carryforwards as well as with respect to the amount of the loss carryforwards that will be available in future periods. In addition, these loss carryforwards may be reduced as a result of the Restructuring. To the extent available, we intend to use these net operating loss carryforwards to offset future taxable income associated with our operations. There can be no assurance that we will generate sufficient taxable income in the carryforward period to utilize any remaining loss carryforwards before they expire.

In addition, Section 382 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that limit for U.S. federal income tax purposes the ability of a company that undergoes an “ownership change” to utilize its net operating losses and certain other tax attributes existing as of the date of such ownership change. Under these rules, such an ownership change is generally an increase in ownership by one or more “five percent shareholders,” within the meaning of Section 382 of the Code, of more than 50% of a company’s stock, directly or indirectly, within a rolling three-year period. If we undergo one or more ownership changes within the meaning of Section 382 of the Code, or if one has already occurred, our net operating losses and certain other tax attributes existing as of the date of each ownership change may be unavailable, in whole or in part, to offset our income and/or reduce or defer our future taxable income associated with our operations, which could have a negative effect on our financial results. While we believe that we have not undergone such an ownership change as of the date hereof, because such an event is outside of our control, no assurance can be given that an ownership change has not already occurred or that this offering (or subsequent transactions) will not result in an ownership change. Any future offerings of equity securities by us or sales of common stock by the Initial Stockholders would increase the likelihood that we undergo an “ownership change” within the meaning of Section 382 of the Code. If an ownership change occurs, the annual utilization of our net operating loss carryforwards and certain other tax attributes may be materially and adversely affected. Upon completion of this offering, our ability to raise future capital by issuing common stock without causing an ownership change may be materially limited.

The Restructuring will reduce our tax attributes.

As a result of the Restructuring, we expect to realize a significant amount of cancellation of debt (“COD”) income. While we do not believe this COD income will result in an immediate tax liability, we will be required to reduce certain of our tax attributes, including, potentially, our net operating loss carryforwards and the tax basis of our assets. These reductions could result in fewer of our net operating losses being available to offset future taxable income associated with our operations, and could increase the gain (or decrease the loss) that we realize on future dispositions of our assets. Accordingly, such reductions could increase our taxable income, or decrease our taxable loss, in future years.

25

If we are unable to successfully remediate material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P., our auditors noted several significant deficiencies in our controls, principally as a result of our financial reporting system and accounting resources not being adequate for a public reporting company of our size and complexity. Due to the aggregate amount of significant deficiencies noted across our information technology systems and the risk of unauthorized access to financial reporting systems, as well as the lack of resources that existed within our financing and accounting function required to record complex and non-routine transactions in a timely manner, our management believes that the combination of significant deficiencies constitute a material weakness in internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We have incurred, and expect to continue to incur, significant costs to remediate the deficiencies identified in connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P. To date, we have hired several senior information technology professionals and additional personnel with public company financial reporting expertise. We have also begun evaluating and implementing system upgrades as well as further developing and documenting our accounting policies and financial reporting procedures. We cannot assure you, however, that these or other measures will fully remediate the deficiencies or material weakness described above. We also cannot assure you that we have identified all of our existing significant deficiencies and material weaknesses, or that we will not in the future have additional significant deficiencies or material weaknesses.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Commencing with our annual report on Form 10-K for fiscal 2015, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. It is possible that, had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act in connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P., additional significant deficiencies and material weaknesses may have been identified.

Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we fail to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated and certain stockholders maintain a right to nominate up to a majority, plus two, of our directors, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, the Initial Stockholders will beneficially own approximately       % of our outstanding common stock or       % if the underwriters’ option to purchase additional shares is fully exercised. As a result, the Initial Stockholders will beneficially own shares sufficient for the majority vote over all matters requiring a stockholder vote, including:

•	the election of directors;

•	mergers, consolidations and acquisitions;

26

•	the sale of all or substantially all of our assets and other decisions affecting our capital structure;

•	the amendment of our certificate of incorporation and our bylaws; and

•	our winding up and dissolution.

In addition, pursuant to the Stockholders Agreement, Fortress and certain of its affiliates and permitted transferees may designate directors for nomination and election to our board of directors. Pursuant to these provisions, Fortress and certain of its affiliates and permitted transferees have the ability to appoint up to a majority of the members of our board of directors, plus two directors, for so long such stockholders continue to beneficially own, in the aggregate, directly or indirectly, at least         % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders) and certain other conditions are met.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Initial Stockholders may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, the Initial Stockholders may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership and the ability of Fortress and certain of its affiliates and permitted transferees to appoint up to a majority of the members of our board of directors, plus two directors, may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Restated Certificate of Incorporation and Our Amended and Restated Bylaws.”

We do not anticipate paying dividends on our common stock.

Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, our operating results, our current and anticipated cash needs, the impact on our effective tax rate, our indebtedness, legal requirements and other factors that our board of directors deems relevant. Our debt agreements limit our ability to pay dividends.

Because we are a holding company, our ability to pay cash dividends on our common stock will depend on the receipt of dividends or other distributions from our subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Until such time that we pay a dividend, our investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Future offerings of equity securities by us or sales of our common stock by our Initial Stockholders may adversely affect us.

In the future, we may issue additional shares of our common stock or other equity securities in connection with financing transactions or acquisitions. Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

In addition, any issuances of stock by us or sales of stock by the Initial Stockholders would increase the likelihood that we undergo, or may cause, an “ownership change” within the meaning of Section 382 of the Code. If we undergo one or more ownership changes within the meaning of Section 382 of the Code, our net operating losses and certain other tax attributes existing as of the date of each ownership change may be unavailable, in whole or in part, to offset our income and/or reduce or defer our future taxable income associated with our operations, which

27

could have a negative effect on our liquidity. No assurance can be given that any such stock issuance or sale will not cause us to undergo an ownership change within the meaning of Section 382 of the Code. The Initial Stockholders’ interests may differ from our interests or the interests of our other stockholders and the Initial Stockholders may decide to sell shares of stock following this offering, even if such sale would not be favorable to us or our other stockholders or would result in us undergoing an “ownership change” within the meaning of Section 382 of the Code.

Certain provisions of the Stockholders Agreement, our restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

The Stockholders Agreement, our restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or Fortress. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	removal of directors only for cause and only with the affirmative vote of at least % of the voting interest of stockholders entitled to vote (provided, however, that for so long as Fortress and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, at least % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders), directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

•	provisions in our restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders (provided, however, that for so long as Fortress and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, at least % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders), any stockholders that collectively beneficially own at least % of our issued and outstanding common stock may call special meetings of our stockholders);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•	certain rights to Fortress and certain of its affiliates and permitted transferees with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint up to a majority of the members of our board of directors, plus two directors, for so long as Fortress and certain of its affiliates and permitted transferees continue to beneficially own, directly or indirectly at least % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders) and certain other conditions are met. See “Certain Relationships and Related Party Transactions—Stockholders Agreement;”

•	no provision in our restated certificate of incorporation or amended and restated bylaws for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;

•	our restated certificate of incorporation and our amended and restated bylaws only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as Fortress and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, at least % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders), our stockholders may act without a meeting by written consent of a majority of our stockholders; and

•	under our restated certificate of incorporation, our board of directors has the authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by Fortress, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even

28

if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws.”

Fortress and its affiliates have the right to engage or invest in the same or similar businesses as us and the corporate opportunity provisions in our restated certificate of incorporation could enable Fortress and certain stockholders to benefit from corporate opportunities that might otherwise be available to us.

Fortress has other investments and business activities in addition to their ownership of us, including in the industries in which we operate. Fortress or its affiliates, including the Initial Stockholders, have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our customers or vendors or employ or otherwise engage any of our officers, directors or employees.

Under our restated certificate of incorporation, if Fortress or its affiliates, including the Initial Stockholders, or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. In addition, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities and in the event that any of our directors and officers who is also a director, officer or employee of any of Fortress or its affiliates, including the Initial Stockholders, acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of Fortress or its affiliates, including the Initial Stockholders, pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Our restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants. In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our restated certificate of incorporation will provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. Our restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Risks Related to our Indebtedness

The New Credit Agreement contains, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

The New Credit Agreement contains, and documents governing our future indebtedness may contain, numerous covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability and the ability of our subsidiaries to incur or guarantee additional indebtedness, pay dividends and make other distributions and restricted payments, make certain loans, acquisitions and other investments, enter into agreements restricting our subsidiaries’ ability to pay dividends, engage in certain transactions with stockholders or affiliates, sell certain assets or engage in mergers, acquisitions and other business combinations, amend or otherwise alter the terms of our subordinated indebtedness and create liens. The New Credit Agreement also requires, and documents governing our future indebtedness may require, us or our subsidiaries to meet certain financial ratios and tests in order to incur certain additional debt, make certain loans, acquisitions or other investments, or pay dividends or make other distributions or restricted payments. Our ability and the ability of

29

our subsidiaries to comply with these and other provisions of our debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or noncompliance with any of these financial ratios and tests could result in an event of default under the applicable debt agreement, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects us to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

Following this offering, we will be significantly leveraged. As of September 30, 2013, our total indebtedness on a pro forma basis after giving effect to the Pro Forma Transactions was $584.5 million. Our significant leverage could have important consequences, including the following: (i) a substantial portion of our cash flow from operations will be dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of our borrowings are at variable rates of interest, which increase our vulnerability to increases in interest rates; (iv) we will be at a competitive disadvantage to lesser leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our indebtedness could make it more difficult for us to satisfy our financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets.

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Although we intend to apply to have our common stock approved for listing on the NYSE, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation among us, the selling stockholder and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	change in valuations;

•	changes in the industries in which we operate;

30

•	announcements by us or companies in our industries of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;

•	additions or departures of key personnel;

•	future sales of our securities;

•	other risk factors discussed herein; and

•	other unforeseen events.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.

The unaudited pro forma condensed consolidated financial information does not purport to be indicative of what our actual results of operations and financial condition would have been or will be.

The unaudited pro forma condensed consolidated financial information included in this prospectus is for illustrative and informational purposes only and does not necessarily reflect our results of operations or financial condition had the Pro Forma Transactions occurred at an earlier date. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project our future results of operations and financial condition.

In addition, the pro forma condensed consolidated statement of operations excludes certain non-recurring items that we expect to incur in connection with the Pro Forma Transactions, including costs related to legal, accounting and consulting service. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be                  shares of common stock outstanding, or                  shares outstanding if the underwriters exercise their option to purchase additional shares in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933 (the “Securities Act”). Following completion of the offering, approximately       % of our outstanding common stock (or       % if the underwriters exercise their option to purchase additional shares in full) will be held by the Initial Stockholders and, subject to the lock-up restrictions described below, can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Initial Stockholders have agreed with the underwriters that, subject to certain exceptions, for a period of       days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of           . See “Underwriting.”

Pursuant to the Stockholders Agreement, the Initial Stockholders, certain of their affiliates and permitted third party transferees have the right, in certain circumstances, to require us to register their approximately shares of our common stock under the Securities Act for sale into the public markets. All shares sold pursuant to the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our Initial Stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share issued and outstanding immediately after this offering. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per

31

share of common stock immediately prior to this offering. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $         in the pro forma as adjusted net tangible book value per share, based upon the initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). See “Dilution.”

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our management currently intends to use the net proceeds to us from this offering in the manner described under “Use of Proceeds” and will have broad discretion in the application of the net proceeds to us from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

As a public company, we will incur additional costs and face increased demands on our management.

As a newly public company with shares listed on a U.S. exchange, will need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors and create additional board committees. In addition, we may incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering. We cannot predict if investors will find our common stock less attractive because our independent auditors will not have attested to the effectiveness of our internal controls. If some investors find our common stock less attractive as a result of our independent auditors not attesting to the effectiveness of our internal controls or other exemptions of which we plan to take advantage, there may be a less active trading market for our common stock.

32

Forward-Looking Statements

Some of the information contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, the selling stockholder, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	a prolonged weakness in general economic conditions;

•	lack of adequate snowfall and unfavorable weather conditions;

•	adverse events that occur during our peak operating periods combined with the seasonality of our business;

•	the occurrence of natural disasters;

•	the high fixed cost structure of our business;

•	a disruption in our water supply;

•	increased competition in the industries in which we operate;

•	risks related to the fact that we are not the sole property manager at our developments;

•	changes in consumer tastes and preferences;

•	the loss of or inability to renew our governmental permits and leases;

•	risks related to federal, state and provincial government laws, rules and regulations;

•	the capital intensive nature of our business;

•	our dependence on infrastructure and equipment;

•	our ability to integrate and successfully realize anticipated benefits of acquisitions and future acquisitions;

•	Steamboat’s dependence on subsidized direct air service from major hub airports;

•	risks related to our reliance on information technology;

•	implications arising from non-compliance with PCI DSS;

•	our failure to maintain the integrity of our guest or employee data;

•	a deterioration in the quality or reputation of our brands;

•	currency risks;

•	risks related to our insurance coverage;

•	adverse consequences of current or future legal claims;

•	our ability to hire and retain a sufficient seasonal workforce;

•	loss of key personnel;

•	risks related to our workforce, including implications arising from various federal, state and provincial laws that govern our workforce;

33

•	our ability to complete our real estate development projects and achieve the anticipated financial benefits from such projects;

•	a partial or complete loss of Alpine Helicopters’ services, or a significant adverse change in our relationship with Alpine Helicopters;

•	the reduction of our tax attributes as a result of the Restructuring;

•	the effects of climate change;

•	impairments or write downs of our assets;

•	our ability to fund our pension obligations;

•	our inability to fully utilize our net operating loss carryforwards;

•	our ability to successfully remediate significant deficiencies in our internal control over financial reporting;

•	the requirement that we must purchase an additional equity interest in Blue Mountain Resorts Limited if our co-owner exercises their put option; and

•	competition with similar businesses owned by Fortress and its affiliates and the loss of corporate opportunities due to the corporate opportunity provisions in our restated certificate of incorporation.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or revise any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

34

Use of Proceeds

The net proceeds to us from the sale of the         shares of common stock offered by us hereby are estimated to be approximately $          million, after deducting the estimated underwriting discounts and offering expenses payable by us. Our net proceeds will increase by approximately $           million if the underwriters’ option to purchase additional shares is exercised in full. We will not receive any proceeds from the sale of our common stock by the selling stockholder, including any shares sold by the selling stockholder pursuant to the underwriters’ option to purchase additional shares. We have no specific plan for the net proceeds to us from this offering and intend to use such proceeds for working capital and other general corporate purposes, which may include potential investments in, and acquisitions of, ski and adventure travel businesses and assets. No material acquisitions are probable at this time.

Our management will have broad discretion over the use of the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Pending their use, we plan to invest the net proceeds to us from this offering in short term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

35

   Capitalization

The following table sets forth cash and cash equivalents and capitalization of Cayman L.P. as of September 30, 2013 on an actual basis, and our cash and cash equivalents and capitalization as of September 30, 2013 on (i) a pro forma basis to give effect to the Pro Forma Transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and (ii) on a pro forma as adjusted basis to give effect to the Pro Forma Transactions as well as the sale of         shares of common stock by us in this offering at an assumed initial public offering price of $        per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us.

This table should be read in conjunction with “Selected Historical Consolidated Financial and Operating Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the interim consolidated financial statements of Cayman L.P. and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Historical	Pro Forma	Pro Forma As Adjusted

	(in thousands)
Cash and cash equivalents	$44,860	$59,098	$

Long-term debt (including current portion):
Third-party long-term debt (including current portion)	$607,553	$584,526	$
Notes payable to partners	1,426,350	—		—
Total long-term debt (including current portion)	2,033,903	584,526
Capital:
Partners’ (deficit) capital	(1,288,811)	—		—
Common stock, par value $0.01 per share; authorized — 43,000,000 shares, pro forma; shares, pro forma as adjusted; issued and outstanding — 43,000,000 shares, pro forma; shares, pro forma as adjusted	—	430
Additional paid-in capital	—	157,795
Accumulated other comprehensive income	158,500	158,500
Non-controlling interest	(330)	(330)
Total capital	(1,130,641)	316,395
Total capitalization	$903,262	$900,921	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), would increase (decrease) cash and cash equivalents and total capital by $           million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

36

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of September 30, 2013 was approximately $            , or approximately $         per share based on             shares of common stock issued and outstanding as of such date after giving effect to the         -for-1 stock split of our common stock.

After giving effect to the Pro Forma Transactions, our pro forma net tangible book value as of September 30, 2013 would have been approximately $            , or approximately $         per share.

After giving effect to the Pro Forma Transactions as well as our sale of common stock in this offering at an initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $            , or approximately $         per share (assuming no exercise of the underwriters’ option to purchase additional shares). This represents an immediate and substantial dilution of $         per share to new investors purchasing common stock in this offering. Sales of shares by the selling stockholder in this offering do not affect our net tangible book value. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2013	$
Decrease in net tangible book value per share as of September 30, 2013 attributable to the Pro Forma Transactions
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after giving effect to the Pro Forma Transactions as well as this offering
Dilution per share to new investors in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            , or approximately $          per share, and the dilution to new investors in this offering by approximately $         per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2013 on a pro forma basis for the Pro Forma Transactions as well as this offering, the differences between the number of shares of common stock purchased from us and the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discounts and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing stockholders		%		%	$
New investors
Total		100%		$100%	$

37

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $         and $1.00 per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $         and $         per share, respectively.

The sale of             shares of our common stock to be sold by the selling stockholder in this offering will reduce the number of shares of our common stock held by existing stockholders to             shares, or            % of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to             shares, or            % of the total shares of our common stock outstanding.

If the underwriters’ option to purchase additional shares is fully exercised, pro forma as adjusted net tangible book value per share after giving effect to the Pro Forma Transactions as well as this offering would be approximately $         per share and the dilution to new investors per share after this offering would be approximately $         per share. Furthermore, the percentage of our shares held by existing stockholders after the sale of shares by the selling stockholder would decrease to approximately          % and the percentage of our shares held by new investors would increase to approximately          %, based on             shares of common stock outstanding as of September 30, 2013, after giving effect to the         -for-1 stock split, the Pro Forma Transactions and this offering.

The pro forma information discussed above is for illustrative and informational purposes only. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

38

Dividend Policy

We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, our operating results, our current and anticipated cash needs, the impact on our effective tax rate, our indebtedness, legal requirements and other factors that our board of directors deems relevant. Certain of our debt agreements limit our ability to pay dividends. See “Description of Certain Indebtedness.”

Because we are a holding company, our ability to pay cash dividends on our common stock will depend on the receipt of dividends or other distributions from our subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

39

Selected Historical Consolidated Financial and Operating Information

The following selected historical consolidated financial information for the years ended June 30, 2011, 2012 and 2013 and as of June 30, 2012 and 2013 has been derived from the audited consolidated financial statements of Cayman L.P. included elsewhere in this prospectus.

The following selected historical consolidated financial information for the three months ended September 30, 2012 and 2013 and as of September 30, 2013 has been derived from the unaudited interim consolidated financial statements of Cayman L.P. included elsewhere in this prospectus. In our opinion, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of Cayman L.P. and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position of Cayman L.P. Results as of and for the three months ended September 30, 2013 are not necessarily indicative of results that may be expected for the entire year.

Prior to the collapse in the housing markets in late 2007 and the global financial crisis that followed, we were actively engaged in large scale development and sales of resort real estate, primarily in North America. In light of the then prevailing market conditions, we ceased new development activities in late 2009. As a result, we were left with a portfolio of real estate assets, high leverage levels and litigation initiated by purchasers of resort real estate seeking to rescind their purchase obligations or otherwise mitigate their losses. This confluence of factors had a material impact on our consolidated financial results for the fiscal periods presented below. Through a series of debt refinancings, cost saving initiatives and divestitures of non-core assets, we believe we have streamlined our operations. As of September 30, 2013, we have divested substantially all of our legacy real estate assets and have settled the majority of litigation claims stemming from our pre-2010 development and sales activities. Although the effects of our pre-2010 legacy real estate development and sales activities on our consolidated financial results will continue in future periods, we expect that these effects will continue to diminish over time. After giving effect to the Refinancing and the Restructuring, we believe our financial results in future periods will be materially different from those reflected in the historical consolidated financial information of Cayman L.P. appearing in this prospectus.

You should read the following selected historical consolidated financial and operating information in conjunction with the information appearing under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, and in conjunction with the consolidated financial statements of Cayman L.P. and the related notes appearing elsewhere in this prospectus.

	Historical
	Year Ended June 30,			Three Months Ended September 30,
	2011(1)	2012	2013	2012	2013
	(in thousands)
Statement of Operations Data:
Revenues
Mountain	$322,194	$310,765	$339,003	$33,259	$33,305
Adventure	96,693	109,496	113,622	29,047	22,617
Real Estate	61,165	61,439	64,726	15,148	13,250
Total reportable segment revenues	480,052	481,700	517,351	77,454	69,172
Legacy, non-core and other(2)	79,471	31,747	7,056	1,741	11,389
Total revenues	559,523	513,447	524,407	79,195	80,561
Operating expenses(2)	504,005	453,187	448,944	101,179	104,196
Depreciation and amortization	76,371	57,655	58,342	14,653	13,145
Loss (gain) on disposal of assets(1)	26,196	9,443	12,448	1,210	(236)
Impairment of long-lived assets	12,140	782	143	—	—
Impairment of real estate	73,230	8,137	1,052	62	633
Goodwill impairment	64,097	3,575	—	—	—
Income (loss) from operations	(196,516)	(19,332)	3,478	(37,909)	(37,177)
Interest income	9,162	7,467	6,630	1,637	1,632
Interest expense on third party debt	(143,463)	(135,929)	(98,437)	(35,006)	(16,464)
Interest expense on notes payable to partners	(160,943)	(195,842)	(236,598)	(55,371)	(67,105)
Earnings (loss) from equity method investments(3)	8,299	538	(5,147)	(91)	(1,591)
Gain on disposal of equity method investments(1)	—	—	18,923	—	—
Loss on extinguishment of debt(4)	—	—	(11,152)	—	—
40

	Historical
	Year Ended June 30,			Three Months Ended September 30,
	2011(1)	2012	2013	2012	2013
	(in thousands, except operating statistics)
Other income (expense), net(5)	$(2,021)	$1,199	$1,973	$402	$(172)
Loss from continuing operations before income taxes	(485,482)	(341,899)	(320,330)	(126,338)	(120,877)
Income tax (benefit) expense	6,555	(5,836)	(23,616)	972	701
Loss from continuing operations	(492,037)	(336,063)	(296,714)	(127,310)	(121,578)
Loss from discontinued operations, net of tax	(6,469)	—	—	—	—
Net loss	(498,506)	(336,063)	(296,714)	(127,310)	(121,578)
Loss (earnings) attributable to noncontrolling interest	(361)	—	757	34	(436)
Net loss attributable to Cayman L.P.	(498,867)	(336,063)	(295,957)	(127,276)	(122,014)
Net loss attributable to general partner	—	—	—	—	—
Net loss attributable to limited partners	$(498,867)	$(336,063)	$(295,957)	$(127,276)	$(122,014)

Weighted average units outstanding, basic and diluted	1,348,253	1,348,412	1,350,412	1,350,253	1,352,253

Loss per unit, basic and diluted:
Loss from continuing operations attributable to Cayman L.P.	$(365.21)	$(249.23)	$(219.16)	$(94.26)	$(90.23)
Loss from discontinued operations	(4.80)	—	—	—	—
Net loss attributable to limited partners	$(370.01)	$(249.23)	$(219.16)	$(94.26)	$(90.23)

Key Business Metrics Evaluated by Management:
Mountain
Skier Visits(6)	3,192,388	2,758,970	3,146,119	—	—
Mountain Segment Revenue Per Visit(7)	$100.93	$112.64	$107.75	—	—
ETP(8)	$43.34	$47.65	$45.92	—	—
Adventure
CMH Guest Nights(9)	34,479	37,829	36,237	2,605	2,956
CMH RevPGN(10)	$1,670	$1,650	$1,693	$1,426	$1,253

Cash Flow Data:
Net cash provided by (used in) operating activities	$21,140	$43,390	$41,765	$(5,296)	$384
Net cash provided by (used in) investing activities	$514,497	$(21,286)	$105,407	$(4,344)	$(14,543)
Net cash used in financing activities	$(572,797)	$(41,518)	$(133,683)	$(395)	$(1,679)

	Historical
	As of June 30,		As of
	2012	2013	September 30, 2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,908	$59,775	$44,860
Real estate held for development(11)	$193,806	$164,916	$154,645
Total assets	$1,342,793	$1,121,600	$1,132,357
Third party long-term debt (including current portion)(12)	$736,081	$588,863	$607,553
Notes payable to partners (including current portion)	$1,109,005	$1,358,695	$1,426,350
Total long-term debt (including current portion)	$1,845,086	$1,947,558	$2,033,903

(1)	Includes the operations of Whistler Blackcomb prior to their divestiture in November 2010. We sold our interest in the assets of Whistler Blackcomb to Whistler Holdings in November 2010 and recognized a loss of $24.4 million. As part of the sale proceeds, we received an equity investment of approximately 24% in Whistler Holdings. Fiscal 2011 includes legacy, non-core and other revenues, expenses and depreciation and amortization of $38.6 million, $51.1 million and $10.7 million, respectively, related to Whistler Blackcomb. In December 2012, we sold our investment in Whistler Holdings and recorded a $17.9 million gain related to this disposition.

41

(2)	See notes 6(f) and 6(g) under “Prospectus Summary – Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Information.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legacy, Non-Core and Other Items.”

(3)	See note 6(b) under “Prospectus Summary – Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Information.”

(4)	Fiscal 2013 represents the loss recognized in the extinguishment of our senior debt facility in December 2012.

(5)	Other income (expense), net, primarily includes gains or losses on currency rate fluctuations and other non-operating expenses that management does not believe are representative of the underlying performance of our ongoing operations.

(6)	A Skier Visit represents an individual’s use of a paid or complimentary ticket, frequency card or season pass to ski or snowboard at our Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts for any part of one day.

(7)	Mountain Segment Revenue Per Visit is defined as total revenue of our Mountain segment for a given period divided by total Skier Visits during such period.

(8)	ETP is calculated by dividing lift revenue for a given period by total Skier Visits during such period.

(9)	CMH Guest Nights represents the number of paid nights skiing or hiking guests spend at our CMH lodges for a given period.

(10)	CMH RevPGN is total CMH revenue for a given period divided by the total number of CMH Guest Nights during such period.

(11)	Real estate held for development includes land and infrastructure assets, net of impairments to fair value, intended to be used in the future development of real estate assets for sale and amenity enhancement at our resorts.

(12)	Effective September 30, 2013, we and the Winter Park Recreational Association agreed to amend the lease under which we operate Winter Park Resort. Pursuant to the amendment, a contingency clause in which total rental payments could not exceed “cash flow for annual payment” was removed. The elimination of the contingency requires us to make annual rental payments of a minimum of $2.0 million until the end of the initial lease term, July 1, 2052, regardless of future cash flows, thus changing the future minimum lease payments. The amendment required a modification of the lease asset and lease obligation as the present value of the future minimum lease payments under the amendment is different from the minimum lease payments under the original agreement. The total increase in the lease obligation, based on a net present value of future payments, was $19.6 million.
42

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information consists of unaudited pro forma condensed consolidated statements of operations for the year ended June 30, 2013 and for the three months ended September 30, 2013, and an unaudited pro forma condensed consolidated balance sheet as of September 30, 2013. The unaudited pro forma condensed consolidated financial information has been derived by application of pro forma adjustments to the historical consolidated financial statements of Cayman L.P. included elsewhere in this prospectus.

Intrawest Resorts Holdings, Inc was formed on August 30, 2013, and had not, prior to the completion of the Restructuring, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. In December 2013, through a series of restructuring transactions, Cayman L.P. caused its indirect subsidiaries to contribute 100% of the equity interests in both Intrawest U.S. and Intrawest Canada to an indirect subsidiary of the Company.

The unaudited pro forma condensed consolidated statements of operations give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of July 1, 2012. The unaudited pro forma condensed consolidated balance sheet gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred on September 30, 2013.

The unaudited pro forma condensed consolidated financial information is based on available information and certain assumptions that we believe are reasonable in the circumstances. The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and does not necessarily reflect the Company's results of operations or financial condition had the Pro Forma Transactions occurred at an earlier date. The unaudited pro forma condensed consolidated financial information also should not be considered representative of the Company’s future financial condition or results of operations.

The unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to the historical financial information of Cayman L.P. that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed consolidated statement of operations, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information reflects the following transactions (collectively, the “Pro Forma Transactions”):

•	the Restructuring, the elimination of the European operations of Cayman L.P. that were not contributed to the Company in the Restructuring as well as the cancellation of the notes payable to partners and accrued and unpaid interest thereon where $1,081.8 million of the notes payable to partners and accrued and unpaid interest thereon were exchanged for shares of our common stock, and the Company and its subsidiary guarantors were released from their obligations in respect of $344.5 million of the notes payable to partners and accrued interest thereon;

•	the contribution to the Company of $48.3 million from an affiliate of Fortress and the refinancing of the outstanding borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement using borrowings under the New Credit Agreement, cash on hand and the funds contributed to the Company by an affiliate of Fortress; and

•	other adjustments described in the notes to this section.

The unaudited pro forma condensed consolidated balance sheet will also reflect an adjustment to present the Company’s capitalization instead of the partners’ capital of Cayman L.P.

The unaudited pro forma condensed consolidated statement of operations for the three months ended September 30, 2013 excludes approximately $0.3 million of non-recurring charges that the Company incurred in connection with the Pro Forma Transactions, including costs related to legal, accounting and consulting services. The pro forma condensed consolidated financial information also excludes the effects of this offering.

The unaudited pro forma condensed consolidated financial information and the related notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as the consolidated financial statements of Cayman L.P. and the related notes included elsewhere in this prospectus.

43

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended June 30, 2013
(in thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$524,407	$(428)	(a)	$523,979
Operating expense	448,944	(2,096)	(a)	446,848
		—	(d)
Depreciation and amortization	58,342	(2)	(a)	58,340
Loss on disposal of assets	12,448	(1,923)	(a)	10,525
Impairment of long-lived assets	143	—		143
Impairment of real estate	1,052	(649)	(a)	403
Income from operations	3,478	4,242		7,720
Interest income	6,630	(47)	(a)	6,583
Interest expense on third party debt	(98,437)	50,775	(c)	(47,662)
Interest expense on notes payable to partners	(236,598)	236,598	(b)	—
Loss from equity method investments	(5,147)	—		(5,147)
Gain on disposal of equity method investments	18,923	—		18,923
Loss on extinguishment of debt	(11,152)	11,152	(c)	—
Other income, net	1,973	(38)	(a)	1,935
Loss before income taxes	(320,330)	302,682		(17,648)
Income tax benefit	(23,616)	—	(e)	(23,616)
Net (loss) income	$(296,714)	$302,682		$5,968
Loss per unit, basic and diluted	$(219.72)		(g)	—
Weighted average units outstanding, basic and diluted	1,350,412			—
Earnings per share, basic and diluted	—		(g)	$0.14
Weighted average shares outstanding, basic and diluted	—			43,000,000

See notes to unaudited pro forma condensed consolidated financial information

44

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three Months Ended September 30, 2013
(in thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$80,561	$—		$80,561
Operating expense	104,196	(377)	(a)	103,563
		(256)	(d )
Depreciation and amortization	13,145	—		13,145
Gain on disposal of assets	(236)	(101)	(a )	(337)
Impairment of real estate	633	—		633
Loss from operations	(37,177)	734		(36,443)
Interest income	1,632	(26)	(a)	1,606
Interest expense on third party debt	(16,464)	4,932	(c)	(11,532)
Interest expense on notes payable to partners	(67,105)	67,105	(b)	—
Loss from equity method investments	(1,591)	—		(1,591)
Other expense, net	(172)	21	(a)	(151)
Loss before income taxes	(120,877)	72,766		(48,111)
Income tax expense	701	—	(e)	701
Net loss	$(121,578)	$72,766		$(48,812)
Loss per unit, basic and diluted	$(89.91)		(g)	—
Weighted average units outstanding, basic and diluted	1,352,253			—
Loss per share, basic and diluted	—		(g)	$(1.14)
Weighted average shares outstanding, basic and diluted	—			43,000,000

See notes to unaudited pro forma condensed consolidated financial information

45

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2013
(in thousands, except share data)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$44,860	$(275)	(a)	$59,098
		14,513	(c)
Other current assets	112,094	(311)	(a)	111,783
Total current assets	156,954	13,927		170,881
Receivables, net of allowances	44,075	(7,911)	(a)	36,164
Property, plant and equipment, net	501,467	—		501,467
Real estate held for development	154,645	—		154,645
Other assets	116,094	(3,222)	(a)	104,678
		(8,194)	(c)
Goodwill and intangible assets	159,122	—		159,122
Total assets	$1,132,357	$(5,400)		$1,126,957

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total current liabilities	$159,433	$(2,669)	(a)	$157,664
		900	(c)
Long-term debt	598,360	(23,927)	(c)	574,433
Notes payable to partners	1,426,350	(1,426,350)	(b)	—
Other long-term liabilities	78,855	(390)	(a)	78,465
Total liabilities	2,262,998	(1,452,436)		810,562
Stockholders’ equity:
Common stock, $0.01 par value; 43,000,000 shares authorized on a pro forma basis; 43,000,000 shares issued and outstanding on a pro forma basis	—	430	(g)	430
Additional paid-in capital	—	157,795	(g)	157,795
Partners’ (deficit) capital:
Partnership units, unlimited number authorized
General partner	—	—		—
Limited partner	(1,288,811)	1,447,036	(f)	—
		(158,225)	(g)
Accumulated other comprehensive income	158,500	—		158,500
Total (deficit) equity attributable to Intrawest Resorts Holdings, Inc.	(1,130,311)	1,447,036		316,725
Non-controlling interest	(330)	—		(330)
Total capital	(1,130,641)	1,447,036		316,395
Total liabilities and capital	$1,132,357	$(5,400)		$1,126,957

See notes to unaudited pro forma condensed consolidated financial information

46

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a) Elimination of operations that were not contributed

The European operations held by a wholly-owned subsidiary of Cayman L.P. were not contributed to the Company in connection with the Restructuring that occurred on December 9, 2013. As a result, net adjustments of $4.2 million and $0.5 million have been made to the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2013 and the three months ended September 30, 2013, respectively. An adjustment to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 has been made to reflect the removal of approximately $8.7 million in net assets.

The following table summarizes the results of the European operations that were not contributed to the Company in the Restructuring:

	Year ended June 30, 2013	Three months ended September 30, 2013
	(in thousands)
Revenue	$428	$—
Operating expense	2,096	377
Depreciation and amortization	2	—
Loss on disposal of assets	1,923	101
Impairment of real estate	649	—
Loss from operations	(4,242)	(478)
Interest income	47	26
Other income (expense), net	38	(21)
Loss before income taxes	$(4,157)	$(473)

The following table summarizes the financial position of the European operations that were not contributed to the Company in the Restructuring:

As of September 30, 2013
(in thousands)
Current assets
Cash and cash equivalents	$275
Other current assets	311
Total current assets	586
Receivables, net of allowances	7,911
Real estate held for development	—
Other assets	3,222
Total assets	$11,719
Total current liabilities	$2,669
Other long-term liabilities	390
Partners’ deficit: Limited partner	8,660
Total liabilities and partners’ deficit	$11,719

(b) Cancellation of notes payable to partners

An adjustment to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 has been made to reflect that (a) $1,081.8 million of the notes payable to partners and accrued and unpaid interest thereon were exchanged for shares of our common stock and (b) the Company and its subsidiary guarantors were released from their obligations in respect of $344.5 million of the notes payable to partners and accrued and unpaid interest thereon.

An adjustment to the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2013 and the three months ended September 30, 2013, respectively, has been made to eliminate interest expense on notes payable to partners.

47

(c) Refinancing

On December 9, 2013, one of our subsidiaries entered into the New Credit Agreement. The borrowings under the New Credit Agreement, together with cash on hand and funds contributed to the Company by an affiliate of Fortress, were used to refinance and replace the borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement. The following table summarizes the adjustment in the unaudited pro forma condensed consolidated balance sheet to long-term debt:

As of September 30, 2013
(in thousands)
New Credit Agreement(1)	$540,000
Less: Repayment of Fiscal Year 2013 First Lien Term Loan(2)	(440,842)
Less: Repayment of Fiscal Year 2013 Second Lien Term Loan(3)	(122,185)
(23,027)
Less: Current portion of long-term debt	900
Long-term debt	$(23,927)

(1)	The New Term Loan is comprised of a current portion of $5.4 million and long-term portion of $534.6 million.

(2)	The Fiscal Year 2013 First Lien Term Loan is comprised of a current portion of $4.5 million and long- term portion of $436.3 million.

(3)	The Fiscal Year 2013 Second Lien Term Loan is comprised of a current portion of $nil and long-term portion of $122.2 million.

In addition, as a result of the Refinancing, the unaudited pro forma condensed consolidated balance sheet reflects an increase in current liabilities of $0.9 million, consisting of an increase in the current portion of long-term debt. The unaudited pro forma condensed consolidated balance sheet also reflects a net decrease in other assets of $8.2 million, consisting of the elimination of deferred financing costs associated with the Fiscal Year 2013 Lien Loans of $19.0 million, partially offset by recording the capitalization of approximately $10.8 million of new deferred financing costs associated with the borrowings under the New Credit Agreement.

As a result of the Refinancing and Restructuring, cash and cash equivalents reflects a net cash increase of $14.5 million, consisting of the receipt of net cash of $529.2 million provided by the New Term Loan, offset by the payoff of the Fiscal Year 2013 Lien Loans of $563.0 million, and cash contributions of $48.3 million from an affiliate of Fortress as part of the Restructuring.

The following tables summarize the adjustments in the unaudited pro forma condensed consolidated statements of operations to reflect the adjustments to interest expense on third party debt:

	Year Ended June 30, 2013
	Interest Expense	Debt Issuance Costs Amortization	Total
	(in thousands)
New Term Loan	$29,700	$1,543	$31,243
Less: Fiscal Year 2013 First Lien Term Loan	(18,293)	(6,752)	(25,045)
Less: Fiscal Year 2013 Second Lien Term Loan	(7,835)	(3,127)	(10,962)
Less: Fiscal Year 2010 First Lien Term Loan	(11,646)	—	(11,646)
Less: Fiscal Year 2010 Second Lien Term Loan	(23,481)	(10,884)	(34,365)
Total	$(31,555)	$(19,220)	$(50,775)

	Three Months Ended September 30, 2013
	Interest Expense	Debt Issuance Costs Amortization	Total
	(in thousands)
New Term Loan	$7,425	$386	$7,811
Less: Fiscal Year 2013 First Lien Term Loan	(8,308)	(753)	(9,061)
Less: Fiscal Year 2013 Second Lien Term Loan	(3,535)	(147)	(3,682)
Total	$(4,418)	$(514)	$(4,932)

48

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2013 also reflects the elimination of loss on extinguishment of debt recorded in December 2012 related to the full repayment of the Fiscal Year 2010 First Lien loans and Fiscal Year 2010 Second Lien Loans with the proceeds from the Fiscal Year 2013 Lien Loans.

The principal balance, deferred financing costs and interest expense related to the New Credit Agreement are based upon the terms of the financing. Pro forma interest expense (i) reflects an estimated annual interest rate of 5.5% on indebtedness to be incurred under the New Credit Agreement and (ii) reflects amortization expense on the approximately $10.8 million of deferred financing costs associated with the Company’s borrowings under the New Credit Agreement, using a maturity of seven years. A 1/8% change in the assumed interest rate would change pro forma interest expense by approximately $0.7 million annually.

(d) Transaction costs

Reflects an adjustment to eliminate non-recurring transaction costs incurred in connection with the Pro Forma Transactions. These costs primarily include costs related to legal, accounting and consulting services, of which approximately $0.3 million were incurred for the three months ended September 30, 2013.

(e) Resulting tax effects

The unaudited pro forma condensed consolidated statement of operations does not include adjustments to the income tax provision as the Company has a full valuation allowance against its net deferred tax assets, excluding certain deferred tax liabilities. Any pro forma tax provision adjustment would be offset by a corresponding adjustment in valuation allowance.

(f) Resulting partners’ (deficit) capital effects

Reflects an adjustment to partners’ (deficit) capital for the items noted in (a) through (c).

(g) Contribution

Reflects the adjustment from partners’ capital to additional paid-in capital and the required balancing entry to reflect the par value of the Company’s outstanding common stock to reflect the contribution of both Intrawest U.S. and Intrawest Canada to the Company. The issuance of common stock was at a par value of $0.01 per share.

Pro forma loss per share

The number of shares used to compute pro forma basic and diluted loss per share is 43,000,000, which was the number of shares outstanding upon completion of the Pro Forma Transactions. This does not include          shares of common stock being offered by us in this offering.

49

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Intrawest Resorts Holdings, Inc. (“New Intrawest”) is a newly formed Delaware corporation that had not, prior to the Restructuring, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus forms a part. Unless the context suggests otherwise, references in this prospectus to “Intrawest,” the “Company,” “we,” “us” and “our” refer to Cayman L.P. and its consolidated subsidiaries prior to the consummation of the Restructuring, and to New Intrawest and its consolidated subsidiaries after the consummation of the Restructuring. The following discussion and analysis of our financial condition and results of operations should be read together with the consolidated financial statements of Cayman L.P. and the related notes, the unaudited pro forma condensed consolidated financial statements set forth under “Unaudited Pro Forma Condensed Consolidated Financial Information” and the other financial information appearing elsewhere in this prospectus. See “Certain Relationships and Related Party Transactions” and “Description of Certain Indebtedness” for a description of certain of our related party arrangements and debt obligations. This discussion and analysis contains forward- looking statements that involve risks, uncertainties and assumptions. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a North American mountain resort and adventure company, delivering distinctive vacation and travel experiences to our guests for over three decades. We own interests in seven four-season mountain resorts with more than 11,000 skiable acres and more than 1,150 acres of land available for real estate development. Our mountain resorts are geographically diversified across North America’s major ski regions, including the Eastern United States, the Rocky Mountains, the Pacific Southwest and Canada, which we believe helps reduce our financial exposure to any single geographic area as weather patterns and economic conditions vary across these regions. Each of our mountain resorts is located within convenient driving distance to major metropolitan markets with high concentrations of affluent skiers and major airports, including New York City, Boston, Washington D.C., Pittsburgh, Denver, Los Angeles, Montreal and Toronto. During fiscal 2013, our portfolio of resorts received more than six million visitors from all 50 states and more than 100 countries. We also operate an adventure travel business, the cornerstore of which is CMH, the leading heli-skiing adventure company in North America. CMH provides helicopter accessed skiing, mountaineering and hiking to more skiable terrain than all lift accessed mountain resorts combined. Additionally, we operate a comprehensive real estate business through which we manage, market and sell vacation club properties; manage condominium hotel properties; and sell and market residential real estate.

We manage our business through three reportable segments:

•	Mountain: Our Mountain segment includes our mountain resort and lodging operations at Steamboat, Winter Park, Tremblant, Stratton and Snowshoe, as well as our 50% interest in Blue Mountain.

•	Adventure: The cornerstone of our Adventure segment is CMH. Within our Adventure segment, we also own and operate aviation businesses that support CMH and provide services to third parties.

•	Real Estate: Our Real Estate segment includes our real estate development activities, as well as our real estate management, marketing and sales businesses.

Prior to the collapse in housing markets in late 2007 and the global financial crisis that followed, we were actively engaged in large scale development and sales of resort real estate, primarily in North America. In light of the then prevailing market conditions, we ceased new development activities in late 2009. As a result, we were left with a portfolio of legacy real estate assets, high leverage levels and litigation initiated by purchasers of resort real estate seeking to rescind their purchase obligations or otherwise mitigate their losses. This confluence of factors had a material impact on our consolidated financial results for the fiscal years presented below. Through a series of debt refinancings, cost saving initiatives and divestitures of non-core assets, we believe we have streamlined our operations. As of September 30, 2013, we have divested substantially all of our legacy real estate assets and have settled the majority of litigation claims stemming from our pre-2010 development and sales activities. Although the effects of our pre-2010 legacy real estate development and sales activities on our consolidated financial results will continue in future periods, we expect that these effects will continue to diminish over time. The net loss attributable to Cayman L.P. was $498.9 million, $336.1 million and $296.0 million for fiscal 2011, 2012 and 2013, respectively, and $127.3

50

million and $121.8 million for the three months ended September 30, 2012 and 2013, respectively. After giving effect to the Refinancing and the Restructuring, we believe our financial results in future periods will be materially different from those reflected in the historical consolidated financial information appearing in this prospectus. See “—Restructuring and Refinancing.”

Factors Affecting our Business

Economic Conditions. Our results of operations are affected by consumer discretionary spending. Numerous economic trends support the notion that the health of the general economy is improving. We believe that as the economy continues to improve, consumers will have more disposable income and a greater inclination to engage in and spend on leisure activities, which will positively impact our results of operations.

Snowfall and Weather. The timing and amount of snowfall and other weather conditions can have a significant impact on visitation and financial results in our Mountain and Adventure segments. Our resorts are geographically diversified and have strong snowmaking capabilities, which helps to mitigate the impact of localized snow conditions and weather. In addition, our increasing percentage of revenue derived from season pass and frequency products sold prior to the ski season helps to insulate us from snowfall and weather conditions. Season pass and frequency product revenue has grown at a CAGR of 6.3% over the three year period ended June 30, 2013.

Resort Real Estate Markets. We intend to resume development of residential vacation homes at our mountain resorts when market conditions are favorable. The value and sales volume of vacation homes fluctuate with macro-economic trends and consumer sentiment. Macroeconomic conditions have improved over the past two years, which has supported a partial recovery in the market for vacation homes in the United States and Canada. However, despite these trends, the median vacation home price and number of vacation homes sold in the most recent year still remain well below the peak in 2005, suggesting ample room for continued growth.

Seasonality and Fluctuations in Quarterly Results. Our business is seasonal in nature. Although each of our mountain resorts operates as a four-season resort, based upon historical results, we generate the highest revenues during our second and third fiscal quarters, which is the peak ski season. Similarly, CMH generates the majority of its revenues during our second and third fiscal quarters, which is the peak heli-skiing season. As a result of the seasonality of our business, our mountain resorts and CMH typically experience operating losses during the first and fourth quarters of each fiscal year. In addition, throughout our peak quarters, we generate the highest daily revenues on weekends, during the Christmas/New Year’s and Presidents’ Day holiday periods and, in the case of our mountain resorts, during school spring breaks. Depending on how peak periods, holidays and weekends fall on the calendar, in any given year we may have more or less peak periods, holidays and weekends in our second fiscal quarter compared to prior years, with a corresponding difference in our third fiscal quarter. These differences can result in material differences in our quarterly results of operations and affect the comparability of our results of operations.

Restructuring and Refinancing

We conduct our U.S. operations through Intrawest U.S. Holdings Inc., a Delaware corporation, and our Canadian operations through Intrawest ULC, an unlimited liability company organized under the laws of the Province of Alberta. In December 2013, through a series of restructuring transactions, Cayman L.P. caused its indirect subsidiaries to contribute 100% of the equity interests in both Intrawest U.S. and Intrawest Canada to an indirect subsidiary of Intrawest Resorts Holdings, Inc., the issuer of the common stock offered hereby. In connection with these restructuring transactions, we were released as an obligor with respect to all of our debt owed to partners (approximately $1.4 billion as of September 30, 2013). In addition, in December 2013, we entered into the New Credit Agreement. At the time the New Credit Agreement was entered into, an affiliate of Fortress contributed $48.3 million to us. The borrowings under the New Credit Agreement, together with cash on hand and the funds contributed to us by an affiliate of Fortress, were used to refinance and replace the borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement. While these transactions occured subsequent to the periods presented, we expect them to have a material impact on our financial results in future periods. As of September 30, 2013, our total indebtedness on an actual and a pro forma basis after giving effect to the Pro Forma Transactions was $2,033.9 million and $584.5 million, respectively. In addition, for fiscal 2013, our interest expense on an actual and a pro forma basis after giving effect to the Pro Forma Transactions was $335.0 million and $47.7 million, respectively. See “Description of Certain Indebtedness” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

51

Significant Transactions

The following significant transactions were executed during the periods presented:

Whistler Disposition. Prior to November 2010, we held an interest in the assets of Whistler Blackcomb ski resort. In November 2010, we sold our interest in the assets to Whistler Holdings in exchange for cash and shares of Whistler Holdings, a public company. We used the net proceeds from the sale to repay indebtedness. In December 2012, we sold our investment in Whistler Holdings for $116.9 million and recorded a $17.9 million gain on disposal of equity method investments in our consolidated statement of operations. All financial information attributable to Whistler Blackcomb and Whistler Holdings have been excluded from our reportable segments for all periods presented.

Fiscal 2013 Refinancing Transaction. In December 2012, we borrowed $575.0 million aggregate principal amount of corporate debt, comprised of a $450.0 million first lien term loan and a $125.0 million second lien term loan. See “Description of Certain Indebtedness—First Lien Credit Agreement and Second Lien Credit Agreement.” The net proceeds of these borrowings, together with the proceeds from the sale of our investment in Whistler Holdings, were used to repay $728.9 million of outstanding indebtedness and related fees. As a result, we recorded an $11.2 million loss on extinguishment of debt in fiscal 2013.

Results of Operations

The following historical consolidated statement of operations data for the years ended June 30, 2011, 2012 and 2013 and the three months ended September 30, 2012 and 2013 has been derived from the audited consolidated financial statements of Cayman L.P. and from the unaudited interim consolidated financial statements of Cayman L.P., respectively, included elsewhere in this prospectus.

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Revenues	$559,523	$513,447	$524,407	$79,195	$80,561
Operating expenses	504,005	453,187	448,944	101,179	104,196
Depreciation and amortization	76,371	57,655	58,342	14,653	13,145
Loss (gain) on disposal of assets	26,196	9,443	12,448	1,210	(236)
Impairment of long-lived assets	12,140	782	143	—	—
Impairment of real estate	73,230	8,137	1,052	62	633
Goodwill impairment	64,097	3,575	—	—	—
Income (loss) from operations	(196,516)	(19,332)	3,478	(37,909)	(37,177)
Interest income	9,162	7,467	6,630	1,637	1,632
Interest expense on third party debt	(143,463)	(135,929)	(98,437)	(35,006)	(16,464)
Interest expense on notes payable to partners	(160,943)	(195,842)	(236,598)	(55,371)	(67,105)
Earnings (loss) from equity method investments	8,299	538	(5,147)	(91)	(1,591)
Gain on disposal of equity method investments	—	—	18,923	—	—
Loss on extinguishment of debt	—	—	(11,152)	—	—
Other income (expense), net	(2,021)	1,199	1,973	402	(172)
Loss from continuing operations before income taxes	(485,482)	(341,899)	(320,330)	(126,338)	(120,877)
Income tax (benefit) expense	6,555	(5,836)	(23,616)	972	701
Loss from continuing operations	(492,037)	(336,063)	(296,714)	(127,310)	(121,578)
Loss from discontinued operations, net of tax	(6,469)	—	—	—	—
Net loss	(498,506)	(336,063)	(296,714)	(127,310)	(121,578)
Loss (earnings) attributable to noncontrolling interest	(361)	—	757	34	(436)
Net loss attributable to Cayman L.P.	(498,867)	(336,063)	(295,957)	(127,276)	(122,014)
Net loss attributable to general partner	—	—	—	—	—
Net loss attributable to limited partners	$(498,867)	$(336,063)	$(295,957)	$(127,276)	$(122,014)

52

Our Segments

We manage and report operating results through three reportable segments:

•	Mountain (65.5% of fiscal 2013 and 48.1% of the three months ended September 30, 2013 reportable segment revenue): Our Mountain segment includes our mountain resort and lodging operations at Steamboat, Winter Park, Tremblant, Stratton and Snowshoe, as well as our 50% interest in Blue Mountain.

•	Adventure (22.0% of fiscal 2013 and 32.7% of the three months ended September 30, 2013 reportable segment revenue):Our Adventure segment includes CMH and our aviation businesses that support CMH and provide services to third parties.

•	Real Estate (12.5% of fiscal 2013 and 19.2% of the three months ended September 30, 2013 reportable segment revenue): Our Real Estate segment includes our real estate development activities, as well as our real estate management, marketing and sales businesses, including IRCG, IHM and Playground.

Each of our reportable segments, although integral to the success of the others, offers distinctly different products and services and requires different types of management focus. As such, these segments are managed separately. In deciding how to allocate resources and assess performance, our Chief Operating Decision Maker (“CODM”) regularly evaluates the performance of our reportable segments on the basis of revenue and segment Adjusted EBITDA. We also evaluate segment Adjusted EBITDA as a key compensation measure. Following the consummation of this offering, the compensation committee of our board of directors will determine the annual variable compensation for certain members of our management team based, in part, on segment Adjusted EBITDA. Segment Adjusted EBITDA assists us in comparing our segment performance over various reporting periods because it removes from our operating results the impact of items that our management believes do not reflect our core operating performance.

Our reportable segment measure of Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income (loss) or other measures of financial performance or liquidity derived in accordance with GAAP. Reportable segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not calculate segment Adjusted EBITDA in the same manner. See Note 18 to the audited consolidated financial statements of Cayman L.P. included elsewhere in this prospectus.

Shown below is a summary of reportable segment revenues and reportable segment Adjusted EBITDA for fiscal 2011, 2012 and 2013 and for the three months ended September 30, 2012 and 2013:

	Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(in thousands)
Mountain revenues	$322,194	$310,765	$339,003	$33,259	$33,305
Adventure revenues	96,693	109,496	113,622	29,047	22,617
Real Estate revenues	61,165	61,439	64,726	15,148	13,250
Total reportable segment revenues	$480,052	$481,700	$517,351	$77,454	$69,172

Mountain Adjusted EBITDA	$69,805	$66,051	$72,353	$(19,588)	$(22,590)
Adventure Adjusted EBITDA	15,563	16,151	19,740	7,153	3,656
Real Estate Adjusted EBITDA	9,002	9,855	13,167	2,069	1,477
Total(1)	$94,370	$92,057	$105,260	$(10,366)	$(17,457)

(1)	Total segment Adjusted EBITBA equals consolidated Adjusted EBITDA. For a reconciliation of net loss attributable to Cayman L.P. to consolidated Adjusted EBITDA, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Information.”

 Mountain

Our Mountain segment is comprised of all of the mountain resort operations at Steamboat, Winter Park, Tremblant, Stratton and Snowshoe, as well as our ancillary resort businesses. Our Mountain segment also includes our 50% ownership interest in Blue Mountain, which is accounted for using the equity method. Our Mountain

53

segment contributed 67.1%, 64.5% and 65.5% of total reportable segment revenues for fiscal 2011, 2012 and 2013, respectively, and 42.9% and 48.1% of total reportable segment revenues for the three months ended September 30, 2012 and 2013, respectively.

Revenue and Mountain Adjusted EBITDA

The Mountain segment earns revenue from a variety of business activities conducted at our mountain resorts.

Lift revenue. Lift revenue is derived from a variety of lift pass products, including multi-resort and single-resort passes, season pass products, frequency card products of varying durations and single- and multi-day lift tickets. Our season pass products, including our multi-resort products, are predominately sold prior to the start of the ski season.

Season pass revenue, although primarily collected prior to the ski season during a fiscal year, is recognized in our consolidated financial statements during such fiscal year based on historical usage patterns. Frequency pass revenue is recognized as used, and unused portions are recognized at the end of the frequency period. For fiscal 2011, 2012 and 2013, approximately 30.7%, 34.4% and 33.2%, respectively, of total lift revenue consisted of season pass and frequency product revenue.

Lodging revenue. Lodging revenue is derived through our management of rental programs for condominium properties located at or in close proximity to our mountain resorts. We typically receive 25% to 50% of the daily room revenue, with the condominium owners receiving the remaining share of the room revenue. We also earn lodging revenue from hotel properties we own at Winter Park, Stratton and Snowshoe.

Ski school revenue. Ski school revenue is derived through our operation of ski and ride schools at each of our mountain resorts. We are the exclusive provider of these services at each of our resorts.

Retail and rental revenue. Retail and rental revenue is derived from the rental of ski, snowboard and bike equipment and the sale of ski accessories, equipment, apparel, logo wear, gifts and sundries at our on-mountain and base area outlets.

Food and beverage revenue. Food and beverage revenue is derived through our operation of restaurants, bars and other food and beverage outlets at our resorts.

Other revenue. Other revenue is derived from fees earned through a wide variety of activities and ancillary operations, including private clubs, municipal services, call centers, parking operations, golf, summer base area activities, strategic alliances, entertainment events and other resort activities.

Mountain Adjusted EBITDA. Mountain Adjusted EBITDA is Mountain revenue less Mountain operating expenses, adjusted for our pro rata share of EBITDA for our equity method investment in Blue Mountain Resorts Limited. Mountain operating expenses include: wages, incentives and benefits for resort personnel; direct costs of food, beverage and retail inventory; general and administrative expenses; and resort operating expenses, such as contract services, utilities, fuel, permit and lease payments, credit card fees, property taxes, and maintenance and operating supplies.

Key Business Metrics Evaluated by Management

None of the operating metrics in this section include Blue Mountain, which we account for using the equity method.

“Skier Visits” We measure visitation volume during the ski season, which is when most of our lift revenue is earned, by the number of “Skier Visits” at our resorts, each of which represents an individual’s use of a paid or complimentary ticket, frequency card or season pass to ski or snowboard at our mountain resorts for any part of one day. The number of Skier Visits, viewed in conjunction with ETP, is the most important indicator of our lift revenue. Changes in the number of Skier Visits have a significant impact on Mountain revenue. The number of Skier Visits is affected by numerous factors, including the quality of the guest experience, the effectiveness of our marketing efforts, pricing policies, snow and weather conditions, overall industry trends, macroeconomic factors and the relative attractiveness of our resort offerings compared to competitive offerings.

“ETP” We measure average ticket price during a given period by calculating our “effective ticket price,” or “ETP,” which is determined by dividing lift revenue by Skier Visits. ETP is influenced by lift product mix and other factors. Season pass products offer unlimited access, subject to certain exceptions and restrictions, for a fixed upfront payment. As a result, season pass holders ski frequently and therefore a higher mix of these products will put

54

downward pressure on ETP. This downward pressure on ETP is more pronounced in ski seasons with higher snowfall, as season pass holders increase their usage. Conversely, single- and multi-day lift ticket products are priced per visit and therefore a higher mix of these products will tend to increase our ETP. Our lift product mix is primarily influenced by pricing incentives for season pass and frequency products and the types of visitors we attract (“destination guests” versus “regional guests”). “Destination guests,” who travel to the resort from a significant distance, often visit a resort once or twice per season for extended stays and are therefore likely to purchase multi-day ticket products. Destination guests tend to make travel plans far in advance of their vacation and do not typically change their plans based on snow and weather conditions. By contrast, “regional guests” that drive to the resort for one-day or overnight trips tend to increase visitation when conditions are favorable. Regional guests tend to visit the resort more frequently at a lower ticket price per visit than destination guests. For fiscal 2013, destination guests comprised approximately 38.7% of our Skier Visits, which compares to approximately 42.7% for fiscal 2012 and 36.7% for fiscal 2011. We define destination guests as guests with an address containing a zip code outside the resort’s region. Our definition may be different than other companies and therefore our statistics may not be comparable. Other factors that influence ETP include the number of complimentary or special promotional passes issued by us, the average age of skiers visiting our resorts, the volume of group or promotional sales and the relative volume of products sold through different sales channels, including our call centers, our e-commerce platform and our network of third-party online and traditional travel companies. Products sold at the ticket counter, which has been a declining percentage of lift revenue in recent years, are typically priced higher relative to other channels because walk-up customers are our least price sensitive guests.

“Revenue per Visit” is total Mountain revenue for a given period divided by total Skier Visits during such period. Revenue per Visit is influenced by our mix of guests. Destination guests are more likely to purchase ancillary products and services than regional guests and a higher percentage of destination guests in our skier mix typically increases Revenue per Visit.

“Revenue per available room” or “RevPAR” is determined by dividing gross lodging revenue during a given period by the number of units available to guests during such periods.

“ADR” or “Average Daily Rate” is determined by dividing gross lodging revenue during a given period by the number of occupied units under management during such period. ADR is a measure commonly used in the lodging industry and used by our management to track lodging pricing trends. ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a lodging operation. ADR is affected by numerous factors, including the quality of the guest experience, the effectiveness of our marketing efforts, snow and weather conditions, overall industry trends, macroeconomic factors and the relative attractiveness of our resort offerings compared to competing offerings.

Adventure

The cornerstone of our Adventure segment is CMH, which provides heli-skiing, mountaineering and hiking at 11 lodges in British Columbia, Canada. To support CMH’s operations, we own 40 helicopters that are also used in the off-season for fire suppression in the United States and Canada and other commercial uses. Our Alpine Aerotech subsidiary provides helicopter maintenance, repair and overhaul services to our fleet of helicopters as well as to aircraft owned by unaffiliated third parties. Our Adventure segment contributed 20.1%, 22.7% and 22.0% of total reportable segment revenue for fiscal 2011, 2012 and 2013, respectively, and 37.5% and 32.7% of total reportable segment revenue for the three months ended September 30, 2012 and 2013, respectively.

Revenue and Adventure Adjusted EBITDA

Revenue. The Adventure segment earns revenue from a variety of activities conducted at CMH. CMH guest revenue is derived primarily through the sale of adventure packages that include lodging at facilities owned or leased by CMH, food and beverage services and heli-skiing, heli-mountaineering or heli-hiking. In addition to package revenue, CMH earns ancillary revenue from the sale of additional vertical meters of skiing, retail merchandise, massages, alcoholic beverages and the sale of other products and services not included in the vacation package.

The Adventure segment also generates ancillary revenue relating to performance of fire suppression services during the summer months in the Western United States and Western Canada. These activities are performed on an as-needed basis or pursuant to contracts that have a term of one to five years. Ancillary revenue is also derived from MRO services performed by Alpine Aerotech on third-party aircraft, as well as from leasing underutilized aircraft to unaffiliated third parties for short term periods ranging from one to 12 months.

55

Adventure Adjusted EBITDA. Adventure Adjusted EBITDA is Adventure revenue less Adventure operating expenses, adjusted for Adjusted EBITDA attributable to noncontrolling interests. Adventure operating expenses consist primarily of compensation and benefits, fuel, aircraft and facility maintenance expenses, insurance, utilities, permit and lease payments, credit card fees, food and beverage costs, and general and administrative expenses.

Key Business Metrics Evaluated by Management

“CMH Guest Nights” is the number of paid nights skiing or hiking guests spend at our CMH lodges for a given period. The number of CMH Guest Nights is affected by numerous factors, including the quality of the guest experience, the effectiveness of our sales efforts, pricing policies, global macroeconomic factors and the relative attractiveness of our CMH offering compared to competitive offerings. Management uses CMH Guest Nights to gauge utilization of CMH assets in a given period.

“CMH RevPGN” is total CMH revenue for a given period divided by the number of CMH Guest Nights for such period. CMH RevPGN trends provide useful information concerning the pricing environment and our effectiveness at cross-selling extra vertical meters and ancillary products and services.

Real Estate

Our Real Estate segment is comprised of our core ongoing real estate development activities and our real estate management, marketing and sales businesses. The segment includes IRCG, our vacation club business, IHM, which manages condominium hotel properties in Maui, Hawaii and in Mammoth Lakes, California, and Playground, our core residential real estate sales and marketing business. Our Real Estate segment also includes costs associated with our ongoing development activities, including planning activities and land carrying costs. Our Real Estate segment contributed 12.7%, 12.8% and 12.5% of total reportable segment revenue for fiscal 2011, 2012 and 2013, respectively, and 19.6% and 19.2% of total reportable segment revenue for the three months ended September 30, 2012 and 2013, respectively.

Revenue and Real Estate Adjusted EBITDA

Revenue. The Real Estate segment earns revenue from IRCG, IHM and Playground. During the fiscal years presented, we did not have any active development projects. IRCG generates revenue from selling vacation club points in Club Intrawest, managing Club Intrawest properties and running a private exchange company for Club Intrawest’s members. IHM generates revenue from managing rental operations at the Honua Kai Resort and Spa in Maui, Hawaii and the Westin Monache Resort in Mammoth Lakes, California. Playground earns revenue from the commissions on the sales of real estate. We also manage commercial and residential real estate for our properties and third parties through our Real Estate segment.

Real Estate Adjusted EBITDA. Real Estate Adjusted EBITDA is Real Estate revenue less Real Estate operating expenses, plus interest income earned from receivables related to IRCG’s operations, adjusted for our pro rata share of EBITDA for our equity method investments in Mammoth Hospitality Management, LLC and Chateau M.T. Inc. Real Estate operating expenses include: compensation and benefits; insurance; general and administrative expenses; and land carrying costs and development planning and appraisal expenses related to the core entitled land surrounding the bases of our Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts.

Legacy, Non-Core and Other Items

Legacy and other non-core. Certain activities and assets, and the resulting expenses, gains and losses from such activities and assets, are deemed to be non-core by our CODM when they are not sufficiently related to our ongoing business, we plan to divest or wind them down and they are not reviewed by our CODM in evaluating the performance of our business. Non-core activities and assets that influenced our consolidated results during the financial periods presented in this prospectus but that have not been allocated to our reportable segments include:

•	legacy real estate carrying costs and litigation;

•	divested non-core operations, including the results of Whistler Blackcomb prior to our divestiture of the assets of Whistler Blackcomb in November 2010; and

•	remaining non-core operations, including management of non-core commercial properties owned by third parties and our equity method investment in MMSA Holdings, Inc.

56

Prior to 2010, in addition to our mountain resort and other operations, we were actively engaged in large scale development of resort real estate, primarily in the United States and Canada. In late 2009, in light of the then-existing poor economic environment for real estate development, we ceased new development activities, but were left with a portfolio of real estate assets consisting of development land and other legacy real estate assets that are not located at or near our mountain resorts, the vast majority of which have been divested over the past few years, particularly in recent periods as real estate markets have strengthened. We consider these legacy real estate assets, and the gains, losses, revenue and expenses related to these assets, to be non-core.

We recognized significant losses on disposal of our legacy real estate assets and from impairments to the carrying value of our real estate portfolio during the fiscal years described in this prospectus. We recognized real estate impairments of $73.2 million, $8.1 million and $1.1 million during fiscal 2011, 2012 and 2013, respectively, and $0.1 million and $0.6 million for the three months ended September 30, 2012 and 2013, respectively. As of September 30, 2013, we have divested substantially all of our legacy real estate.

Expenses related to legacy real estate development activities include the carrying costs of legacy real estate assets and legacy litigation consisting of claims for damages related to alleged construction defects, purported disclosure violations and allegations that we failed to construct planned amenities.

Many of the claims brought against us were similar to claims brought against residential developers industry-wide in the wake of the 2008 housing market collapse. The vast majority of these claims were filed in 2009 and 2010 when we began litigating hundreds of cases with purchasers who had entered into pre-sale contracts prior to 2010, failed to close on their purchases, and were seeking a return of their security deposits.  We have been settling these  and other legacy real estate claims on a consistent basis in fiscal 2012 and fiscal 2013 and settled our last two security deposit cases in September 2013.  New claims filings relating to legacy real estate litigation are infrequent due to the amount of time that has passed since our last construction project.

We believe expenses associated with our legacy real estate development activities will diminish in future periods. We expect any remaining costs and expenses that we incur in future periods to principally relate to ongoing real estate litigation in which we are either the defendant or plaintiff. We also expect to incur additional remediation expenses related to pre-2009 construction projects.

Other.  We incur certain additional costs that we do not allocate to our operating segments because they relate to items that management does not believe are representative of the underlying performance of our ongoing operations. These items include restructuring costs, severance expenses and non-cash compensation.

Results of Operations

Comparison of Operating Results for the Three Months ended September 30, 2012 and 2013

The following table presents our consolidated statements of operations for the three months ended September 30, 2012 and 2013:

	Three Months Ended September 30,
	2012	2013	$ Change	% Change
	(dollars in thousands)
Revenues	$79,195	$80,561	$1,366	1.7%
Operating expenses	101,179	104,196	3,017	3.0%
Depreciation and amortization	14,653	13,145	(1,508)	(10.3)%
Loss (gain) on disposal of assets	1,210	(236)	(1,446)	(119.5)%
Impairment of real estate	62	633	571	*
Loss from operations	(37,909)	(37,177)	732	1.9%
Interest income	1,637	1,632	(5)	(0.3)%
Interest expense on third party debt	(35,006)	(16,464)	18,542	(53.0)%
Interest expense on notes payable to partners	(55,371)	(67,105)	(11,734)	21.2%
Loss from equity method investments	(91)	(1,591)	(1,500)	*
Other income (expense), net	402	(172)	(574)	(142.8)%
Loss before income taxes	(126,338)	(120,877)	5,461	(4.3)%

57

	Three Months Ended September 30,
	2012	2013	$ Change	% Change
	(dollars in thousands)
Income tax expense	972	701	(271)	(27.9)%
Net loss	(127,310)	(121,578)	5,732	(4.5)%
Loss (earnings) attributable to noncontrolling interest	34	(436)	(470)	*
Net loss attributable to Intrawest Cayman L.P.	$(127,276)	$(122,014)	$5,262	(4.1)%

Total revenue . Total revenue increased $1.4 million, or 1.7%, from $79.2 million in the three months ended September 30, 2012 to $80.6 million in the three months ended September 30, 2013, primarily as a result of an increase in legacy, non-core and other revenue of $9.6 million, from $1.7 million in the three months ended September 30, 2012 to $11.4 million in the three months ended September 30, 2013. This increase is primarily a result of the sale of a non-core land holding and Tower Ranch. This increase was offset by an $8.3 million decrease in total reportable segment revenue as a result of decreases of $6.4 million and $1.9 million in Adventure and Real Estate revenues, respectively.

Operating expenses . Operating expenses increased $3.0 million, or 3.0%, from $101.2 million in the three months ended September 30, 2012 to $104.2 million in the three months ended September 30, 2013. The increase in operating expenses was primarily attributable to legacy, non-core and other expenses, which increased $4.5 million, from $10.6 million in the three months ended September 30, 2012 to $15.2 million in the three months ended September 30, 2013 principally as a result of the sale of real estate held for development. Total reportable segment operating expenses decreased $1.5 million, from $90.6 million in the three months ended September 30, 2012 to $89.0 million in the three months ended September 30, 2013. Mountain operating expenses increased by $3.2 million in the three months ended September 30, 2013, while Adventure and Real Estate operating expenses decreased $3.5 million and $1.2 million, respectively.

Loss on disposal of assets . In the three months ended September 30, 2012, the loss of $1.2 million was related to the sale of certain wholly-owned interests in commercial real estate and development land at Blue Mountain and development land at Mammoth. In the three months ended September 30, 2013, the gain of $0.2 million was primarily related to the liquidation of two European entities and the reversal of an accrual related to a legacy asset that was closed in the first quarter of fiscal 2014.

Impairments. Impairments of real estate increased to $0.6 million in the three months ended September 30, 2013. The impairment was due to a decline in the fair value of legacy real estate assets.

Interest expense on third party debt . Interest expense on third party debt decreased $18.5 million, or 53.0%, from $35.0 million in the three months ended September 30, 2012 to $16.5 million in the three months ended September 30, 2013. The decrease was a result of the refinancing of our senior debt facilities in December 2012, which lowered the average effective interest rate on our senior debt facilities from approximately 11.0% to approximately 8.0%, as well as a lower average outstanding principal balance for the three months ended September 30, 2013.

Interest expense on notes payable to partners. Interest expense on notes payable to partners increased $11.7 million, or 21.2%, from $55.4 million in the three months ended September 30, 2012 to $67.1 million in the three months ended September 30, 2013 due to a higher principal amount of indebtedness outstanding in the three months ended September 30, 2013. Interest on notes payable to partners accrues without payment and is added to the principal balance of the notes on a quarterly basis.

Loss from equity method investments . Loss from equity method investments increased to $1.6 million in the three months ended September 30, 2013 primarily as a result of recording our share of net loss from our investments in Leisura US 1, Lodestar Golf and Blue Mountain.

Other income (expense), net . Other income (expense), net, decreased $0.6 million from other income, net of $0.4 million in the three months ended September 30, 2012 to other expense, net of $0.2 million in the three months ended September 30, 2013. The decrease was primarily due to a change in foreign exchange from a gain of $0.4 million in the three months ended September 30, 2012 to a loss of $0.1 million in the three months ended September 30, 2013.

58

Income tax expense . Income tax expense decreased $0.3 million, or 27.9%, from $1.0 million in the three months ended September 30, 2012 to $0.7 million in the three months ended September 30, 2013. The decrease in tax expense is primarily due to a decrease in taxable income for our taxable Canadian operations.

Mountain

	Three Months Ended September 30,
	2012	2013	Change	% Change
RevPAR	$38.79	$37.18	$(1.61)	(4.2	) %
ADR	$121.76	$119.83	$(1.93)	(1.6	) %

Mountain revenue:	(dollars in thousands)
Lift	$1,815	$1,674	$(141)	(7.8	) %
Lodging	8,673	8,217	(456)	(5.3	) %
Ski School	511	533	22	4.3%
Retail and Rental	5,572	5,590	18	0.3%
Food and Beverage	6,264	6,349	85	1.4%
Other	10,424	10,942	518	5.0%
Total Mountain Revenue	$33,259	$33,305	$46	0.1%
Mountain Adjusted EBITDA	$(19,588)	$(22,590)	$(3,002)	15.3%

Total Mountain revenue . Total Mountain revenue remained relatively flat at $33.3 million for the three months ended September 30, 2012 when compared to the three months ended September 30, 2013.

Lift revenue . Lift revenue remained relatively flat in the three months ended September 30, 2012 when compared to the three months ended September 30, 2013.

Lodging revenue . Lodging revenue decreased $0.5 million, or 5.3%, from $8.7 million in the three months ended September 30, 2012 to $8.2 million in the three months ended September 30, 2013. This decrease in the three months ended September 30, 2013 was attributable to the decrease in RevPAR.

Ski school revenue . Ski school revenue remained relatively flat at $0.5 million for the three months ended September 30, 2012 when compared to the three months ended September 30, 2013. Ski school revenue for the first quarter of the fiscal year is typically generated from the mountain biking programs and mountain biking coaching activities.

Retail and rental revenue . Retail and rental revenue remained relatively flat at $5.6 million for the three months ended September 30, 2012 when compared to the three months ended September 30, 2013. Retail and rental revenue for the first quarter of the fiscal year is typically generated from the rental of mountain bikes in the summer months.

Food and beverage revenue . Food and beverage revenue remained relatively flat at $6.3 million for the three months ended September 30, 2012 when compared to the three months ended September 30, 2013.

Other revenue . Other revenue increased $0.5 million, or 5.0%, from $10.4 million in the three months ended September 30, 2012 to $10.9 million in the three months ended September 30, 2013. The increase in other revenue is primarily attributable to an increase in our summer mountain biking operations.

Mountain Adjusted EBITDA . Mountain Adjusted EBITDA decreased $3.0 million, or 15.3%, from a loss of $19.6 million for the three months ended September 30, 2012 to a loss of $22.6 million for the three months ended September 30, 2013. The decrease in Mountain Adjusted EBITDA was related to an increase in variable expenses over the prior year in response to the challenging weather conditions in 2012.

Adventure

	Three Months Ended September 30,
	2012	2013	Change	% Change
CMH Guest Nights	2,605	2,956	351	13.5%
CMH RevPGN	$1,426	$1,253	$(172)	(12.1)%

	(dollars in thousands)
Adventure revenue	$29,047	$22,617	$(6,430)	(22.1)%
Adventure Adjusted EBITDA	$7,153	$3,656	$(3,497)	(48.8)%

59

Adventure revenue . Adventure revenue decreased $6.4 million, or 22.1%, from $29.0 million in the three months ended September 30, 2012 to $22.6 million in the three months ended September 30, 2013. This decrease was primarily due to a decrease in ancillary services with CMH revenue remaining relatively flat. The decrease in ancillary services was primarily attributable to a return to a more typical firefighting season in Canada.

Adventure Adjusted EBITDA . Adventure Adjusted EBITDA decreased $3.5 million, or 48.8%, from $7.2 million in the three months ended September 30, 2012 to $3.7 million in the three months ended September 30, 2013. The decrease in Adventure Adjusted EBITDA was related to a $6.4 million decrease in Adventure revenue partially offset by a $3.5 million decrease in Adventure operating expenses, which decreased from $22.0 million in the three months ended September 30, 2012 to $18.4 million in the three months ended September 30, 2013, and by the removal of $0.6 million of Adjusted EBITDA in the three months ended September 30, 2013 attributable to noncontrolling interest in Alpine Helicopters as a result of the restructuring of those operations in January 2013. The decrease in operating expense was primarily attributable to lower variable expenses associated with reduced firefighting activity.

Real Estate

	Three Months Ended September 30,
	2012	2013	Change	% Change
	(dollars in thousands)
Real Estate Revenue	$15,148	$13,250	$(1,898)	(12.5)%
Real Estate Adjusted EBITDA	$2,069	$1,477	$(592)	(28.6)%

Real Estate revenue. Real Estate revenue decreased $1.9 million, or 12.5%, from $15.1 million in the three months ended September 30, 2012 to $13.3 million in the three months ended September 30, 2013. The decrease was primarily attributable to lower IRCG revenues due to lower Club Intrawest point sales.

Real Estate Adjusted EBITDA. Real Estate Adjusted EBITDA decreased $0.6 million, or 28.6%, from $2.1 million in the three months ended September 30, 2012 to $1.5 million in the three months ended September 30, 2013. Real Estate revenues decreased $1.9 million while real estate operating expenses decreased $1.2 million, from $15.0 million in the three months ended September 30, 2012 to $13.8 million for the three months ended September 30, 2013 stemming from decreased IRCG operating expenses as a result of lower sales volumes.

Comparison of Operating Results in Fiscal Years 2012 and 2013

The following table presents our consolidated statements of operations for fiscal 2012 and 2013:

	Year Ended June 30,
	2012	2013	$ Change	% Change
	(dollars in thousands)
Revenues	$513,447	$524,407	$10,960	2.1%
Operating expenses	453,187	448,944	(4,243)	(0.9)%
Depreciation and amortization	57,655	58,342	687	1.2%
Loss on disposal of assets	9,443	12,448	3,005	31.8%
Impairment of long-lived assets	782	143	(639)	(81.7)%
Impairment of real estate	8,137	1,052	(7,085)	(87.1)%
Goodwill impairment	3,575	—	(3,575)	(100.0)%
Income (loss) from operations	(19,332)	3,478	22,810	118.0%
Interest income	7,467	6,630	(837)	(11.2)%
Interest expense on third party debt	(135,929)	(98,437)	37,492	(27.6)%
Interest expense on notes payable to partners	(195,842)	(236,598)	(40,756)	20.8%
Earnings (loss) from equity method investments	538	(5,147)	(5,685)	*
Gain on disposal of equity method investments	—	18,923	18,923	*
Loss on extinguishment of debt	—	(11,152)	(11,152)	*
Other income, net	1,199	1,973	774	64.6%
Loss from continuing operations before income taxes	(341,899)	(320,330)	21,569	(6.3)%
Income tax benefit	(5,836)	(23,616)	(17,780)	304.7%
Net loss	(336,063)	(296,714)	39,349	(11.7)%
Loss attributable to noncontrolling interest	—	757	757	*
Net loss attributable to Intrawest Cayman L.P.	$(336,063)	$(295,957)	$40,106	(11.9)%

60

Total revenue. Total revenue increased $11.0 million, or 2.1%, from $513.4 million in fiscal 2012 to $524.4 million in fiscal 2013, primarily as a result of an increase in our total reportable segment revenue of $35.7 million, which included increases of $28.2 million, $4.1 million and $3.3 million in Mountain, Adventure and Real Estate revenue, respectively. These increases were partially offset by a decrease in legacy, non-core and other revenue of $24.7 million, or 77.8%, from $31.7 million in fiscal 2012 to $7.1 million in fiscal 2013. This decrease is primarily a result of the wind down of legacy businesses, including Madrid SnowZone and certain non-core commercial property management businesses.

Operating expenses. Operating expenses decreased $4.2 million, or 0.9%, from $453.2 million in fiscal 2012 to $448.9 million in fiscal 2013. Total reportable segment operating expenses increased by $21.9 million in fiscal 2013 compared to fiscal 2012. Mountain operating expenses increased by $23.0 million in fiscal 2013, while Adventure and Real Estate operating expenses decreased $0.7 million and $0.4 million, respectively. Offsetting these increases in reportable segment operating expenses was a $26.1 million decrease in legacy and other non-core operating expenses, which decreased from $50.5 million in fiscal 2012 to $24.4 million in fiscal 2013. Contributing to the decrease in legacy and other non-core operating expenses was a $25.7 million decrease in operating expenses associated with non-core operations, such as Madrid SnowZone and certain non-core commercial property management businesses.

Loss on disposal of assets. In fiscal 2012, the loss of $9.4 million was related to the sale of non-core land at Copper Mountain. In fiscal 2013, the loss was primarily related to the sale of certain wholly-owned interests in commercial real estate and development land at Blue Mountain and development land at Mammoth.

Impairments. Goodwill impairments, impairments of long-lived assets and impairments of real estate decreased $11.3 million, or 90.4%, from $12.5 million in fiscal 2012 to $1.2 million in fiscal 2013. In fiscal 2012, we recognized an $8.1 million real estate impairment due to a downturn in the real estate market, which caused the carrying value of our real estate assets held for development to be higher than the fair value. In fiscal 2013, we recognized a $1.1 million real estate impairment as a result of a decline in the fair value of legacy real estate assets. In fiscal 2012, we also recognized a goodwill impairment of $3.6 million related to a real estate reporting unit. There were no goodwill impairments in fiscal 2013.

Interest income. Interest income decreased $0.8 million, or 11.2%, from $7.5 million in fiscal 2012 to $6.6 million in fiscal 2013. The decrease is primarily the result of lower interest rates earned on our available cash in fiscal 2013 and repayment of certain real estate notes receivable.

Interest expense on third party debt. Interest expense on third party debt decreased $37.5 million, or 27.6%, from $135.9 million in fiscal 2012 to $98.4 million in fiscal 2013. The decrease was a result of the refinancing of our senior debt facilities in December 2012, which lowered the average effective interest rate on our senior debt facilities from approximately 11.0% to approximately 8.0%, as well as a lower average outstanding principal balance in fiscal 2013.

Interest expense on notes payable to partners. Interest expense on notes payable to partners increased $40.8 million, or 20.8%, from $195.8 million in fiscal 2012 to $236.6 million in fiscal 2013 due to a higher principal amount of indebtedness outstanding in fiscal 2013. Interest on notes payable to partners accrues without payment and is added to the principal balance of the notes on a quarterly basis.

Earnings (loss) from equity method investments. Earnings (loss) from equity method investments decreased $5.7 million, from earnings of $0.5 million in fiscal 2012 to a loss of $5.1 million in fiscal 2013. The change in fiscal 2013 is primarily a result of recording our share of net loss from our investment in Whistler Holdings prior to the sale in December 2012.

Gain on disposal of equity method investments. The gain on disposal of equity method investments in fiscal 2013 resulted from the sale of our investment in Whistler Holdings in December 2012.

Loss on extinguishment of debt. In December 2012, we refinanced our senior debt facilities and recognized a $11.2 million loss on extinguishment, which reflects the write-off of unamortized debt issuance costs and related fees.

Other income, net. Other income, net increased $0.8 million from $1.2 million in fiscal 2012 to $2.0 million in fiscal 2013 principally as a result of gains on foreign currency in fiscal 2013.

Income tax benefit. We realized an income tax benefit of $5.8 million in fiscal 2012 compared to a benefit of $23.6 million in fiscal 2013. The 2013 tax benefit is primarily due to a decrease in the valuation allowance attributable to a restructuring of our Canadian operations that will allow us to utilize additional deferred tax assets.

61

Mountain

	Fiscal Year Ended June 30,
	2012	2013	Change	% Change
Skier Visits	2,758,970	3,146,119	387,149	14.0%
Revenue per Visit	$112.64	$107.75	$(4.89)	(4.3)%
ETP	$47.65	$45.92	$(1.73)	(3.6)%
RevPAR	$48.74	$53.12	$4.38	9.0%
ADR	$157.57	$157.28	$(0.29)	(0.2)%

Mountain revenue:	(dollars in thousands)
Lift	$131,453	$144,480	$13,027	9.9%
Lodging	39,380	41,982	2,602	6.6%
Ski School	24,669	27,042	2,373	9.6%
Retail and Rental	40,208	44,385	4,177	10.4%
Food and Beverage	38,464	43,711	5,247	13.6%
Other	36,591	37,403	812	2.2%
Total Mountain Revenue	$310,765	$339,003	$28,238	9.1%

Mountain Adjusted EBITDA	$66,051	$72,353	$6,302	9.5%

Total Mountain revenue. Total Mountain revenue increased $28.2 million, or 9.1%, from $310.8 million in fiscal 2012 to $339.0 million in fiscal 2013, primarily as a result of a 14.0% increase in Skier Visits in fiscal 2013. Increased visitation for fiscal 2013 was driven by improved snowfall and conditions, increased leisure travel interest and favorable spring break schedules.

Lift revenue. Lift revenue increased $13.0 million, or 9.9%, from $131.5 million in fiscal 2012 to $144.5 million in fiscal 2013. This increase in fiscal 2013 was attributable to an increase in Skier Visits.

Lodging revenue. Lodging revenue increased $2.6 million, or 6.6%, from $39.4 million in fiscal 2012 to $42.0 million in fiscal 2013. The increase in fiscal 2013 was attributable to the increase in RevPAR partially offset by a slight decrease in ADR. The increase in RevPAR was driven by the same factors that led to increased visitation levels.

Ski school revenue. Ski school revenue increased $2.4 million, or 9.6%, from $24.7 million in fiscal 2012 to $27.0 million in fiscal 2013. The increase in fiscal 2013 was primarily attributable to an increase in Skier Visits.

Retail and rental revenue. Retail and rental revenue increased $4.2 million, or 10.4%, from $40.2 million in fiscal 2012 to $44.4 million in fiscal 2013. The increase in fiscal 2013 was primarily attributable to an increase in Skier Visits.

Food and beverage revenue. Food and beverage revenue increased $5.2 million, or 13.6%, from $38.5 million in fiscal 2012 to $43.7 million in fiscal 2013. The increase in fiscal 2013 was primarily attributable to an increase in Skier Visits.

Other revenue. Other revenue increased $0.8 million, or 2.2%, from $36.6 million in fiscal 2012 to $37.4 million in fiscal 2013. The increase in other revenue is primarily attributable to an increase in our summer mountain biking operations and summer visitation at our resorts.

Mountain Adjusted EBITDA. Mountain Adjusted EBITDA increased $6.3 million, or 9.5%, from $66.1 million in fiscal 2012 to $72.4 million in fiscal 2013. The increase in Mountain Adjusted EBITDA was related to a $28.2 million increase in Mountain revenue and a $1.0 million increase in our pro rata share of EBITDA for our equity method investment in Blue Mountain Resorts Limited, which increased from $5.9 million in fiscal 2012 to $6.9 million in fiscal 2013. Partially offsetting these increases was a $23.0 million increase in Mountain operating expenses, which increased from $250.6 million in fiscal 2012 to $273.6 million in fiscal 2013, primarily as a result of higher Skier Visits in fiscal 2013, the absence in fiscal 2013 of temporary cost control measures that were implemented in fiscal 2012 and higher incentive compensation expense in fiscal 2013.

62

Adventure

	Year Ended June 30,
	2012	2013	Change	% Change

CMH Guest Nights	37,829	36,237	(1,592)	(4.2)%
CMH RevPGN	$1,650	$1,693	$43	2.6%

	(dollars in thousands)
Adventure revenue	$109,496	$113,622	$4,126	3.8%
Adventure Adjusted EBITDA	$16,151	$19,740	$3,589	22.2%

Adventure revenue. Adventure revenue increased $4.1 million, or 3.8%, from $109.5 million in fiscal 2012 to $113.6 million in fiscal 2013. This increase was primarily due to an increase in revenue from ancillary services partially offset by a decrease in CMH revenue. CMH revenue decreased $1.1 million, or 1.8%, in fiscal 2013 compared to fiscal 2012. The decrease was primarily attributable to a decrease of 4.2% in CMH Guest Nights, partially offset by the elimination of early booking discounts in fiscal 2013. The decline in CMH Guest Nights was primarily attributable to a decline in European guests as a result of weak European economic conditions. European guests historically have comprised more than 40% of our total CMH winter guests.

Revenue from ancillary services increased $5.2 million, or 11.2%, in fiscal 2013 compared to fiscal 2012. This increase was primarily attributable to increased fire suppression activities resulting from above average forest fire activity in the Western United States and Western Canada.

Adventure Adjusted EBITDA. Adventure Adjusted EBITDA increased $3.6 million, or 22.2%, from $16.2 million in fiscal 2012 to $19.7 million in fiscal 2013. The increase in Adventure Adjusted EBITDA was related to a $4.1 million increase in Adventure revenue and a $0.7 million decrease in Adventure operating expenses, which decreased from $93.3 million in fiscal 2012 to $92.7 million in fiscal 2013, partially offset by $1.2 million of Adjusted EBITDA attributable to noncontrolling interest in Alpine Helicopters as a result of the restructuring of those operations in fiscal 2013.

Real Estate

	Year Ended June 30,
	2012	2013	Change	% Change
	(dollars in thousands)
Real Estate Revenue	$61,439	$64,726	$3,287	5.4%
Real Estate Adjusted EBITDA	$9,855	$13,167	$3,312	33.6%

Real Estate revenue. Real Estate revenue increased $3.3 million, or 5.4%, from $61.4 million in fiscal 2012 to $64.7 million in fiscal 2013. The increase included a $1.2 million increase in Playground revenues as a result of the acceleration of commissions relating to the exit of our brokerage engagement at Honua Kai Resort and Spa in Maui. Additionally, revenues from IHM increased $1.1 million due to higher occupancy and ADR, and IRCG revenues increased $1.1 million due to higher point sales stemming from improved economic conditions and enhanced marketing initiatives.

Real Estate Adjusted EBITDA. Real Estate Adjusted EBITDA increased $3.3 million, or 33.6%, from $9.9 million in fiscal 2012 to $13.2 million in fiscal 2013. Real Estate revenues increased $3.3 million in fiscal 2013, while real estate operating expenses decreased $0.4 million, from $58.8 million in fiscal 2012 to $58.4 million in fiscal 2013. Of this total, IRCG operating expenses decreased $1.7 million in fiscal 2013 as a result of lower marketing and business development expenses, while IHM operating expenses increased $1.7 million in fiscal 2013 to support the increased occupancy at Westin Monache. We also recognized a $0.5 million decrease in our pro rata share of EBITDA for our equity method investments in Mammoth Hospitality Management, LLC and Chateau M.T. Inc. in fiscal 2013. Interest income from IRCG remained flat in fiscal 2013 at $4.8 million.

63

Comparison of Operating Results in Fiscal Years 2011 and 2012

The following table presents our consolidated statements of operations for fiscal 2011 and 2012:

	Year Ended June 30,
	2011	2012	$ Change	% Change
	(dollars in thousands)
Revenue	$559,523	$513,447	$(46,076)	(8.2)%
Operating expenses	504,005	453,187	(50,818)	(10.1)%
Depreciation and amortization	76,371	57,655	(18,716)	(24.5)%
Loss on disposal of assets	26,196	9,443	(16,753)	(64.0)%
Impairment of long-lived assets	12,140	782	(11,358)	(93.6)%
Impairment of real estate	73,230	8,137	(65,093)	(88.9)%
Goodwill impairment	64,097	3,575	(60,522)	(94.4)%
Income (loss) from operations	(196,516)	(19,332)	177,184	90.2%
Interest income	9,162	7,467	(1,695)	(18.5)%
Interest expense on third party debt	(143,463)	(135,929)	7,534	(5.3)%
Interest expense on notes payable to partners	(160,943)	(195,842)	(34,899)	21.7%
Earnings (loss) from equity method investments	8,299	538	(7,761)	(93.5)%
Other income (expense), net	(2,021)	1,199	3,220	159.3%
Loss from continuing operations before income taxes	(485,482)	(341,899)	143,583	(29.6)%
Income tax (benefit) expense	6,555	(5,836)	(12,391)	(189.0)%
Loss from continuing operations	(492,037)	(336,063)	155,974	(31.7)%
Loss from discontinued operations, net of tax	(6,469)	—	6,469	(100.0)%
Net loss	(498,506)	(336,063)	162,443	(32.6)%
Earnings attributable to noncontrolling interest	(361)	—	361	(100.0)%
Net loss attributable to Intrawest Cayman L.P.	(498,867)	(336,063)	162,804	(32.6)%

Total revenue. Total revenue decreased $46.1 million, or 8.2%, from $559.5 million in fiscal 2011 to $513.4 million in fiscal 2012. Total reportable segment revenue increased $1.7 million as a result of increases of $12.8 million and $0.3 million in Adventure and Real Estate revenues, respectively, partially offset by a $11.4 million decrease in Mountain revenues. The increase in total reportable segment revenue was offset by a $47.8 million decrease in legacy, non-core and other revenue, which decreased from $79.5 million in fiscal 2011 to $31.7 million in fiscal 2012. $38.6 million of this decrease is attributable to the inclusion of Whistler Blackcomb revenue in fiscal 2011 prior to our disposition of our ownership interest in the assets of Whistler Blackcomb in November 2010, with the remaining $9.2 million decrease attributable to a $4.8 million decrease associated with legacy real estate development at Winter Park, a $4.1 million decrease from divested non-core hospitality operations and a net decrease of $0.3 million in other non-core operations.

Operating expenses. Operating expenses decreased $50.8 million, or 10.1%, from $504.0 million in fiscal 2011 to $453.2 million in fiscal 2012. Total reportable segment operating expenses increased $1.9 million as a result of an increase of $12.2 million in Adventure operating expenses, partially offset by decreases of $9.5 million and $0.8 million in Mountain and Real Estate operating expenses, respectively. Offsetting the increase in total reportable segment operating expenses was a $52.7 million decrease in legacy and other non-core operating expenses, which decreased from $103.2 million in fiscal 2011 to $50.5 million in fiscal 2012. $51.1 million of this decrease is attributable to the inclusion of Whistler Blackcomb operating expenses in fiscal 2011 prior to our disposition of our ownership interest in the assets of Whistler Blackcomb in November 2010.

Depreciation and amortization. Depreciation and amortization expense decreased $18.7 million, or 24.5%, from $76.4 million in fiscal 2011 to $57.7 million in fiscal 2012, due primarily to the inclusion of depreciation and amortization on Whistler Blackcomb’s assets in fiscal 2011 prior to our divestiture of these assets in November 2010.

64

Loss on disposal of assets. In fiscal 2011, the loss on disposal of assets was primarily related to a loss of $24.4 million on the sale of our interest in the assets of Whistler Blackcomb in November 2010. In fiscal 2012, the loss of $9.4 million was related to the sale of legacy real estate at Copper Mountain.

Impairments. Goodwill impairments, impairments of long-lived assets and impairments of real estate decreased $137.0 million, or 91.6%, from $149.5 million in fiscal 2011 to $12.5 million in fiscal 2012. We recognized a $73.2 million real estate impairment in fiscal 2011 and a $8.1 million real estate impairment in fiscal 2012 due to a downturn in the real estate market, which caused the carrying value of our real estate assets held for development to be higher than the fair value. In fiscal 2011, we recognized a goodwill impairment of $64.1 million related to the change in expectations associated with two of our resorts. In fiscal 2012, we recognized a goodwill impairment of $3.6 million related to a real estate reporting unit.

Interest income. Interest income decreased $1.7 million, or 18.5%, from $9.2 million in fiscal 2011 to $7.5 million in fiscal 2012. The decrease is primarily attributable to a $0.1 million decrease in income from our IRCG receivables portfolio, a $0.6 million decrease in interest earned from legacy real estate sales where we provide seller financing and a $1.0 million decrease in other interest income.

Interest expense on third party debt. Interest expense on third party debt decreased $7.5 million, or 5.3%, from $143.5 million in fiscal 2011 to $135.9 million in fiscal 2012. The decrease in interest expense was associated with a decrease in our third party senior debt in fiscal 2012 compared to fiscal 2011 after giving effect to the application of the net proceeds from the sale of our ownership interest in the assets of Whistler Blackcomb in November 2010.

Interest expense on notes payable to partners. Interest expense on notes payable to partners increased $34.9 million, or 21.7%, from $160.9 million in fiscal 2011 to $195.8 million in fiscal 2012 due to a higher principal amount of indebtedness outstanding. Interest on notes payable to partners accrues without payment and is added to the principal balance of the notes on a quarterly basis.

Earnings (loss) from equity method investments. Earnings from equity method investments decreased $7.8 million, or 93.5%, from $8.3 million in fiscal 2011 to $0.5 million in fiscal 2012. The decrease was primarily associated with lower earnings from our resort investments, which were negatively affected by the poor weather conditions during fiscal 2012.

Other income (expenses), net. Other income (expense), net increased $3.2 million from other expense, net of $2.0 million in fiscal 2011 to other income of $1.2 million in fiscal 2012 principally as a result of gains on foreign currency in fiscal 2012 of $1.9 million.

Income taxes. We incurred income tax expense of $6.6 million in fiscal 2011 compared to a benefit of $5.8 million in fiscal 2012. The tax benefit is primarily due to a decrease in our reserve for unrecognized tax benefits of $6.0 million attributable to the lapse of the statute of limitations related to a state tax matter.

Mountain

	Year Ended June 30,
	2011	2012	Change	% Change

Skier Visits	3,192,388	2,758,970	(433,418)	(13.6)%
Revenue per Visit	$100.94	$112.64	$11.70	11.6%
ETP	$43.34	$47.65	$4.31	9.9%
RevPAR	$48.76	$48.74	$(0.02)	0%
ADR	$157.35	$157.57	$0.22	0.1%

Mountain revenue:	(dollars in thousands)
Lift	$138,364	$131,453	$(6,911)	(5.0)%
Lodging	40,647	39,380	(1,267)	(3.1)%
Ski School	25,614	24,669	(945)	(3.7)%
Retail and Rental	40,777	40,208	(569)	(1.4)%
Food and Beverage	39,368	38,464	(904)	(2.3)%
Other	37,424	36,591	(833)	(2.2)%
Total Mountain Revenue	$322,194	$310,765	$(11,429)	(3.5)%
Mountain Adjusted EBITDA	$69,805	$66,051	$(3,754)	(5.4)%

65

Total revenue. Total revenue from the Mountain segment decreased $11.4 million, or 3.5%, from $322.2 million in fiscal 2011 to $310.8 million in fiscal 2012. This decrease was primarily attributable to a decrease in Skier Visits of 13.6%, from 3.2 million in fiscal 2011 to 2.8 million in fiscal 2012, due to poor weather conditions during the 2011/2012 ski season.

Lift revenue. Lift revenue decreased $6.9 million, or 5.0%, from $138.4 million in fiscal 2011 to $131.5 million to fiscal 2012. This decrease in fiscal 2012 was attributable to a decrease in Skier Visits.

Lodging revenue. Lodging revenue decreased $1.2 million, or 3.1%, from $40.6 million in fiscal 2011 to $39.4 million in fiscal 2012. The decrease in fiscal 2012 was attributable to a decrease in RevPAR partially offset by a slight increase in ADR. The decrease in RevPAR was driven by the same factors that led to decreased visitation levels.

Ski school revenue. Ski school revenue decreased $0.9 million, or 3.7%, from $25.6 million in fiscal 2011 to $24.7 million in fiscal 2012. The decrease in fiscal 2012 was primarily attributable to a decrease in Skier Visits offset by an increase in Revenue per Visit. The increase in Revenue per Visit was primarily the result of a greater percentage of destination guests in the skier mix.

Retail and rental revenue. Retail and rental revenue decreased $0.6 million, or 1.4%, from $40.8 million in fiscal 2011 to $40.2 million in fiscal 2012. The decrease in fiscal 2012 was primarily attributable to a decrease in Skier Visits offset almost entirely by an increase in Revenue per Visit as a result of a greater percentage of destination guests in the skier mix.

Food and beverage revenue. Food and beverage revenue decreased $0.9 million, or 2.3%, from $39.4 million in fiscal 2011 to $38.5 million in fiscal 2012. The decrease in fiscal 2012 was primarily attributable to a decrease in Skier Visits offset slightly by an increase in Revenue per Visit as a result of a greater percentage of destination guests in the skier mix.

Other revenue. Other revenue decreased $0.8 million, or 2.2%, from $37.4 million in fiscal 2011 to $36.6 million in fiscal 2012. The decrease in fiscal 2012 was primarily attributable to a decrease in Skier Visits, which resulted in a decrease in revenues from other winter activities at our resorts.

Mountain Adjusted EBITDA. Mountain Adjusted EBITDA decreased $3.7 million, or 5.4%, from $69.8 million in fiscal 2011 to $66.1 million in fiscal 2012. The decrease in Mountain Adjusted EBITDA was related to a $11.4 million decrease in Mountain revenue and a $1.8 million decrease in our pro rata share of EBITDA for our equity method investment in Blue Mountain Resorts Limited, which decreased from $7.7 million in fiscal 2011 to $5.9 million in fiscal 2012 due to decreased visitation as a result of poor weather conditions during the 2011/2012 ski season. Partially offsetting these decreases was a $9.5 million decrease in Mountain operating expenses, which decreased from $260.1 million in fiscal 2011 to $250.6 million in fiscal 2012, primarily due to temporary cost control measures in fiscal 2012 in response to decreased visitation, decreased resort compensation and benefits as a result of lower bonus expenses and lower staffing levels across our resorts in fiscal 2012, as well as fewer operating days during the 2011/2012 ski season.

Adventure

	Year Ended June 30,
	2011	2012	Change	% Change

CMH Guest Nights	34,479	37,829	3,350	9.7%
CMH RevPGN	$1,670	$1,650	$(20)	(1.2)%

	(dollars in thousands)
Adventure revenue	$96,693	$109,496	$12,803	13.2%
Adventure Adjusted EBITDA	$15,563	$16,151	$588	3.8%

Adventure revenue. Adventure revenue increased $12.8 million, or 13.2%, from $96.7 million in fiscal 2011 to $109.5 million in fiscal 2012. CMH revenue increased $4.9 million, or 8.4%, in fiscal 2012 compared to fiscal 2011. The increase was primarily attributable to an increase in CMH Guest Nights, partially offset by a slight decrease in CMH RevPGN. Total Guest Nights during fiscal 2012 increased 9.7% over fiscal 2011. In contrast to most of North America, snow and weather conditions in British Columbia were favorable during most of the 2011/2012 ski season.

66

Revenue from ancillary services increased $8.2 million, or 19.7%, in fiscal 2012 compared to fiscal 2011. The increase was primarily attributable to increased MRO revenues associated with an increase in third party job volume.

Adventure Adjusted EBITDA. Adventure Adjusted EBITDA increased $0.6 million, or 3.8%, from $15.6 million in fiscal 2011 to $16.2 million in fiscal 2012. The increase in Adventure Adjusted EBITDA was related to a $12.8 million increase in Adventure revenue, partially offset by a $12.2 million increase in Adventure operating expenses, which increased from $81.1 million in fiscal 2011 to $93.3 million fiscal 2012. Adventure operating expenses increased as a result of the increase in CMH Guest Nights and an increase in ancillary services.

Real Estate

	Year Ended June 30,
	2011	2012	Change	% Change
	(dollars in thousands)
Real Estate Revenue	$61,165	$61,439	$274	0.4%
Real Estate Adjusted EBITDA	$9,002	$9,855	$853	9.5%

Real Estate revenue . Real Estate revenue increased $0.3 million, or 0.4%, from $61.2 million in fiscal 2011 to $61.4 million in fiscal 2012. IHM revenues increased $5.1 million due to higher occupancy and higher ADR and a $1.0 million increase in commercial revenues. Partially offsetting the increase in revenues was a decrease in IRCG revenues of $3.6 million related to lower point sales and a decrease in Playground revenues of $1.3 million related to a smaller number of units sold at Honua Kai.

Real Estate Adjusted EBITDA . Real Estate Adjusted EBITDA increased $0.9 million, or 9.5%, from $9.0 million in fiscal 2011 to $9.9 million in fiscal 2012. The increase in Real Estate Adjusted EBITDA was primarily related to a $0.3 million increase in Real Estate revenue and a $0.8 million decrease in Real Estate operating expenses, which decreased from $59.6 million in fiscal 2011 to $58.8 million in fiscal 2012. In addition, our income earned from receivables decreased $0.1 million while our pro rata share of EBITDA from our equity method investments in Mammoth Hospitality Management, LLC and Chateau M.T. Inc. increased by $0.1 million.

Liquidity and Capital Resources

Overview

Our primary goal as it relates to liquidity and capital resources is to attain and retain the optimal level of debt and cash to maintain and fund expansions, replacement projects and other capital investments and to ensure that we are poised for external growth in our industries. Our principal sources of liquidity are cash generated from operations, funds from borrowings and existing cash on hand. Our principal uses of cash include the funding of working capital obligations, capital expenditures and servicing our debt.

Due to the seasonality of our business cycle, there are significant fluctuations in our cash and liquidity throughout the year. Our cash balances are typically at their highest at the end of our third fiscal quarter, following the ski season, and at their lowest toward the middle of our second fiscal quarter, before the start of the ski season.

Over the next 12 months, we anticipate cash flows from operations to be the principal source of cash and believe current assets and cash generated from operations will be sufficient to meet anticipated working capital needs, planned capital expenditures and debt service obligations. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, which may include potential investments in, and acquisitions of, ski and adventure travel businesses and assets. We may also elect to use cash from operations, debt or equity proceeds or a combination thereof to finance future acquisition opportunities.

Significant Sources of Cash

Historically, we have financed our capital expenditures and other cash needs through cash generated from operations. We generated $21.1 million, $43.4 million and $41.8 million of cash from operating activities during fiscal 2011, 2012 and 2013, respectively, and used $5.3 million and generated $0.4 million of cash from operating activities during the three months ended September 30, 2012 and 2013, respectively. We currently anticipate that our ongoing operations will continue to provide a significant source of future operating cash flows with the second and

67

third fiscal quarters generating the highest cash flows due to the seasonality of our business. We have also generated significant cash flows in the fiscal years presented from asset sales, including our sale of the assets of Whistler Blackcomb and legacy real estate assets. These transactions generated $542.0 million, $4.8 million and $135.9 million of cash for fiscal 2011, 2012 and 2013, respectively, and $0.8 million and $0.1 million of cash for the three months ended September 30, 2012 and 2013, respectively. Following this offering, we do not expect to generate significant cash flows from non-core asset sales, as we have divested substantially all of our non-core real estate assets.

Our cash and cash equivalents balance as of September 30, 2013 was $44.9 million. As of September 30, 2013, after giving effect to the Pro Forma Transactions our cash and cash equivaltents balance was $59.1 million. Additionally, as of December 9, 2013, we had $25.0 million of available borrowings under the New Credit Agreement. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Significant Uses of Cash

Our current cash requirements include providing for our working capital requirements, capital expenditures and servicing our debt. We generate the majority of our cash during the ski season, which is in our second and third fiscal quarters, primarily due to the seasonality of our business.

We make capital expenditures to maintain the high quality of our operations within our Mountain, Adventure and Real Estate segments. Many of these capital expenditures are non-discretionary, including snow grooming machine replacement, snowmaking equipment upgrades and building refurbishments. We also make capital expenditures that are discretionary in nature that are intended to improve our level of service or increase the scale of our operations, such as our commencement of construction of a new on-mountain restaurant and night skiing at Steamboat. We maintain a data driven approach to investment selection and the allocation of capital between competing opportunities. We have a centralized process to complete net present value, internal rate of return and sensitivity analyses for each investment idea. Senior management then reviews a prioritized list of potential investments to allocate capital to the ideas with the highest expected returns and the largest strategic benefits. Capital expenditures were $27.6 million, $30.1 million and $29.7 million in fiscal 2011, 2012 and 2013, respectively, or 4.9%, 5.9% and 5.7% of total revenue for fiscal 2011, 2012 and 2013, respectively. Capital expenditures were $5.1 million and $14.3 million for the three months ended September 30, 2012 and 2013, respectively, or 6.4% and 17.7% of total revenue for the respective periods. The increase in capital expenditures in the three months ended September 30, 2013 was attributable to several growth capital projects undertaken in the fiscal quarter.

We paid principal, interest and fees to our lenders of $671.2 million, $92.2 million and $819.8 million for fiscal 2011, 2012 and 2013, respectively, and $15.6 million and $13.4 million for the three months ended September 30, 2012 and 2013, respectively. As of September 30, 2013, after giving effect to the Pro Forma Transactions, we had $540.0 million outstanding under the New Credit Agreement. In connection with the Restructuring, we were released as an obligor with respect to all of our debt owed to partners. For more information, see “—Debt,” “Description of Certain Indebtedness” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Cash Flows for the Three Months ended September 30, 2012 and 2013

The table below sets forth for the periods indicated our net cash flow from operating, investing and financing activities, as well as the effect of exchange rates on cash:

	Three Months Ended September 30,
	2012	2013	Change
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(5,296)	$384	$5,680
Investing activities	(4,344)	(14,543)	(10,199)
Financing activities	(395)	(1,679)	(1,284)
Effect of exchange rate on cash	786	923	137
Net decrease in cash and cash equivalents	$(9,249)	$(14,915)	$(5,666)

68

Cash provided by operating activities increased $5.7 million, from cash used in operating activities of $5.3 million in the three months ended September 30, 2012 to cash provided by operating activities of $0.4 million in the three months ended September 30, 2013. The change was primarily a result of a decrease in interest paid as well as the timing of cash flows related to the change in working capital.

Cash used in investing activities increased $10.2 million, from $4.3 million in the three months ended September 30, 2012 to $14.5 million in the three months ended September 30, 2013. The change was primarily driven by higher capital expenditures associated with new revenue producing projects at our resorts.

Cash used in financing activities increased $1.3 million, from $0.4 million in the three months ended September 30, 2012 to $1.7 million in the three months ended September 30, 2013. The change was primarily due to contributions from partners received in the three months ended September 30, 2012 of $2.7 million, partially offset by a decrease in repayment of debt of $1.4 million.

Cash Flows in Fiscal 2012 compared with Fiscal 2013

The table below sets forth for the periods indicated our net cash flow from operating, investing and financing activities, as well as the effect of exchange rates on cash:

	Year Ended June 30,
	2012	2013	Change
	(in thousands)
Net cash (used in) provided by:
Operating activities	$43,390	$41,765	$(1,625)
Investing activities	(21,286)	105,407	126,693
Financing activities	(41,518)	(133,683)	(92,165)
Effect of exchange rate on cash	609	(622)	(1,231)
Net (decrease) increase in cash and cash equivalents	$(18,805)	$12,867	$31,672

Cash provided by operating activities decreased $1.6 million, from $43.4 million in fiscal 2012 to $41.8 million in fiscal 2013. The change was primarily a result of additional interest paid in fiscal 2013 as well as the timing of cash flows related to the change in working capital.

Cash provided by investing activities increased $126.7 million, from cash used in investing activities of $21.3 million in fiscal 2012 to cash provided by investing activities of $105.4 million in fiscal 2013. The increase in cash provided by investing activities was primarily related to the sale of our equity investment in Whistler Holdings and certain non-core commercial properties in fiscal 2013.

Cash used in financing activities increased $92.2 million, from $41.5 million in fiscal 2012 to $133.7 million in fiscal 2013. In December 2012, we entered into the First Lien Credit Agreement and the Second Lien Credit Agreement, the borrowings under which were used to refinance and replace the borrowings under our outstanding senior indebtedness, including the payment of related prepayments fees, issuance costs, transaction and legal fees. Total costs of the debt refinancing were $21.9 million, which were recorded as deferred financing costs, and $11.2 million was recorded as a loss on extinguishment of debt.

Cash Flows in Fiscal 2011 compared with Fiscal 2012

The table below sets forth for the periods indicated our net cash flow from operating, investing and financing activities, as well as the effect of exchange rates on cash:

	Year Ended June 30,
	2011	2012	Change
	(in thousands)
Net cash (used in) provided by:
Operating activities	$21,140	$43,390	$22,250
Investing activities	514,497	(21,286)	(535,783)
Financing activities	(572,797)	(41,518)	531,279
Effect of exchange rate on cash	6,694	609	(6,085)
Net decrease in cash and cash equivalents	$(30,466)	$(18,805)	$11,661

69

Cash provided by operating activities increased $22.3 million, from $21.1 million in fiscal 2011 to $43.4 million in fiscal 2012. The change was primarily a result of a decrease in interest paid in fiscal 2012.

Cash used in investing activities increased $535.8 million, from cash provided by investing activities of $514.5 million in fiscal 2011 to cash used by investing activities of $21.3 million in fiscal 2012. In fiscal 2011, we disposed of our interest in the assets of Whistler Blackcomb and received proceeds of $513.0 million.

Cash used in financing activities decreased $531.3 million, from $572.8 million in fiscal 2011 to $41.5 million in fiscal 2012. The decrease was primarily related to the repayment of debt from the proceeds from the Whistler Blackcomb asset sale in fiscal 2011.

Debt

As of September 30, 2013, we were a party to the First Lien Credit Agreement, the Second Lien Credit Agreement and various credit agreements governing the notes payable to partners. As of September 30, 2013, $2.0 billion of borrowings were outstanding under these debt agreements. Our total remaining borrowing capacity under these debt agreements as of September 30, 2013 was $20.0 million. The First Lien Credit Agreement and the Second Lien Credit Agreement had a weighted average effective interest rate of approximately 8.0%. Notes payable to partners accrued interest without payment and unpaid interest was added on a quarterly basis to the principal balance.

On December 9, 2013, one of our subsidiaries entered into the New Credit Agreement. The borrowings under the New Credit Agreement, together with cash on hand and funds contributed to us by an affiliate of Fortress, were used to refinance and replace the borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement. In addition, on the date the New Credit Agreement was entered into, we were released as an obligor with respect to all of the notes payable to partners, together with all accrued and unpaid interest thereon. See “Description of Certain Indebtedness” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The New Credit Agreement contains affirmative and negative covenants that restrict, among other things, the ability of our subsidiaries to incur indebtedness, dispose of property and make investments or distributions. We expect our subsidiaries to meet all applicable covenants in our New Credit Agreement. However, there can be no assurance that our subsidiaries will meet such covenants. If such covenants are not met, we would be required to seek a waiver or amendment from the lenders who are parties to the New Credit Agreement. There can be no assurance that such waiver or amendment would be granted. The failure to obtain a waiver or amendment could result in the acceleration of the related debt, which could have a material adverse impact on our liquidity.

Contractual Obligations

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements, lease agreements and construction agreements in conjunction with our resort capital expenditures. A summary of our contractual obligations as of June 30, 2013 on a pro forma basis for the Pro Forma Transactions is set forth below:

Contractual Obligations(1)	Total	Fiscal 2014	2-3 years	4-5 years	More than 5 years
	(dollars in thousands)
New Credit Agreement	$540,000	$5,400	$10,800	$10,800	$513,000
Estimated interest on New Credit Agreement	265,667	30,000	59,940	72,656	103,071
Capital lease obligations	26,082	2,658	22,641	289	494
Operating leases	39,715	11,568	13,670	7,383	7,094
Construction contract	2,041	2,041	—	—	—
Pension obligations	31,978	3,460	6,514	6,513	15,491
Purchase obligations and service contracts (2)	10,601	9,609	950	42	—
Total contractual obligations	$916,084	$64,736	$114,515	$97,683	$639,150

(1)	We do not expect any significant cash payments related to uncertain tax positions.
(2)	Includes Steamboat’s contract with airlines that guarantees payment if minimum revenue goals are not attained by the airlines. For obligations with cancellation provisions, the amounts were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee. Also includes payments under a contract with a third-party provider of information technology services and payments under a guarantee of a loan agreement at Tremblant.
70

Off Balance Sheet Arrangements

We do not have off balance sheet transactions that are expected to have a material effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

Inflation

Inflation and changing prices have not had a material impact on our revenues, income (loss) from operations and net loss during any of our three most recent fiscal years or the three months ended September 30, 2012 and 2013.

However, to the extent inflationary trends affect short-term interest rates, a portion of our debt service costs, as well as the rates we charge on our consumer loans, may be affected.

Interest Rate Fluctuations

Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness. At September 30, 2013, we had $571.6 million of variable rate indebtedness, representing approximately 29% of our total debt outstanding, at an average interest rate for the three months ended September 30, 2013 of 8%. As of September 30, 2013, LIBOR was 0.2%. As our variable-rate borrowings have a LIBOR floor of 1.25%, a 100 basis point change in LIBOR would not affect our interest payments. Our market risk exposure fluctuates based on changes in underlying interest rates. In addition, prior to October 2008, we had outstanding interest rate swap contracts that were accounted for as cash flow hedges. The outstanding swap contracts were terminated, and the terminated swap liability is currently being recognized as an adjustment to interest expense.

Foreign Currency Fluctuations

In addition to our operations in the United States, we conduct operations in Canada from which we receive revenues in foreign currencies. Because our financial results are reported in U.S. dollars, fluctuations in the value of the Canadian dollar against the U.S. dollar have had and will continue to have an effect, which may be significant, on our reported financial results. A decline in the value of the Canadian dollar or any of the other foreign currencies in which we receive revenues against the U.S. dollar will reduce our reported revenues and expenses from operations in foreign currencies, while an increase in the value of any such foreign currencies against the U.S. dollar will tend to increase our reported revenues and expenses from operations in foreign currencies. Total Canadian dollar denominated revenues comprised approximately 46.3%, 44.3% and 41.6% of our total revenues for fiscal 2011, 2012 and 2013, respectively, and 63.6% and 62.4% for the three months ended September 30, 2012 and 2013, respectively. Total Canadian dollar denominated operating expenses comprised approximately 54.8%, 47.1%, 41.3%, 44.8% and 47.2% of our operating expenses for such periods, respectively. We believe that a weaker Canadian dollar as measured against the U.S. dollar tends to have a positive effect on visitation at our Canadian resorts and CMH and acts a natural hedge, as it increases the relative attractiveness of the pricing at these resorts among American guests and customers. Variations in exchange rates can significantly affect the comparability of our financial results between financial periods. We do not currently perform any foreign currency hedging activities related to this exposure. For additional information on the potential impact of exchange rate fluctuations on our financial results, see “Risk Factors—Risks Related to Our Business—We are subject to risks related to currency fluctuations.”

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. The most significant estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Real Estate Held for Development

Real estate held for development is recorded at the lower of cost and net realizable value. We provide for impairment charges where the carrying value of a particular real estate property exceeds its estimated net realizable value. We periodically obtain third party valuations and record impairment charges when the carrying values of the properties are higher than fair value. We recorded impairment charges on real estate held for development in fiscal 2011, 2012 and 2013 and in the three months ended September 30, 2012 and 2013.

71

Long-Lived Assets

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of each asset category. Certain buildings, area improvements and equipment are located on leased or licensed land and are depreciated over the lesser of the lease or license term or its estimated useful life. These estimated useful lives range from three to 40 years. Finite-lived intangible assets consisting of permits and licenses, trademarks, customer relationships and other intangibles are amortized on a straight-line basis over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to our future cash flows.

We must make estimates and assumptions when accounting for capital expenditures as either a maintenance expense or a capital asset. We capitalize costs incurred to renew or extend the term of a recognized intangible asset, such as permits and licenses, and amortize such costs over the remaining estimated life of the asset. In addition, depreciation and amortization expense on long-lived assets is dependent on the assumptions we make about the assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets and our estimate of the usage of the asset.

Long-lived assets subject to depreciation and amortization, including property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. If actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment charges. We recorded impairment charges on long-lived assets including finite-lived intangible assets in fiscal 2011, 2012 and 2013.

Goodwill

Goodwill is evaluated or tested for impairment annually as of June 30th, and at any time when events or conditions suggest impairment may have occurred. We perform a qualitative assessment to assess whether it is more likely than not that the fair value of a reporting unit exceeds its carrying value. If the assessment indicates that a reporting unit may be impaired, we perform a two-step impairment test. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is determined based on expected discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the goodwill within the reporting unit may be potentially impaired. An impairment loss is recognized if the carrying amount of the goodwill exceeds implied fair value of that goodwill.

Considerable management judgment is necessary to initially value goodwill and to continually evaluate goodwill for impairment going forward, including the estimation of future cash flows, which is dependent on internal forecasts, available industry/market data (to the extent available), estimation of the long-term rate of growth for our business including expectations and assumptions regarding the impact of the timing and degree of any economic recovery, estimation of the useful life over which cash flows will occur (including terminal multiples), determination of the respective weighted average cost of capital and market participant assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and impairment for each reporting unit.

While historical performance and current expectations have resulted in fair values of our reporting units in excess of carrying values for fiscal 2013, if our assumptions are not realized, it is possible that an impairment charge may need to be recorded in the future. We recorded impairment charges on goodwill in fiscal 2011 and 2012.

Self-Insured Liabilities

We have a policy of self-insurance when the expected losses from self-insurance are low relative to the cost of purchasing third-party insurance at various deductible levels. The self-insurance program includes workers’ compensation in the United States and property, automobile and general liability coverage in the United States and Canada. An accrual for self-insured liabilities is recorded based on management’s best estimate of the ultimate cost to settle claims considering historical claims experience, claims filed and the advice of actuaries and plan administrators. Actual insurance assessments may differ from our estimates and require us to record additional expense.

72

Income Taxes

Through September 30, 2013, we have recorded a valuation allowance against our net operating losses for all of the deferred tax asset due to uncertainty of their realization as a result of our earnings history, the number of years our net operating losses and tax credits can be carried forward, the existence of taxable temporary differences and near-term earnings expectations. The amount of the valuation allowance could decrease if facts and circumstances change that materially increase taxable income prior to the expiration of the loss carryforwards. Any reduction would reduce (increase) the income tax expense (benefit) in the period such determination is made by us.

Recent Accounting Pronouncements

Refer to note 2, Summary of Significant Accounting Policies, of the notes to the audited consolidated financial statements of Cayman L.P. for a discussion of new accounting standards.

73

Industry

We are a ski and adventure company operating within the leisure industry. Our results of operations are affected by consumer discretionary spending. We compete primarily with other leisure, lifestyle, entertainment and travel related businesses and activities, for both consumers’ discretionary time and spend.

Macro-Economic and Consumer Trends

Our industry and business are generally affected by macro-economic conditions and trends and their impact on the consumer. As such, we believe that our industry will benefit from the continued recovery in the economy following the recessionary challenges that began in 2008. Numerous economic trends support the notion that the health of the general economy is improving, which we believe will enhance consumer discretionary spending. U.S. equity markets, as represented by the S&P 500 Index, are up 44.2% over the five year period ending September 30, 2013. Disposable personal income increased 4.0% during the same five year period. As of April 26, 2013, consumer confidence, as measured by the Consumer Sentiment Index, was up 38.2% from its five-year low experienced in November 2008 and has been consistently above its five-year average since January 2012. In addition, household net worth increased 30.8% since 2008.

Consumer Sentiment Index
90
80
70
60
50
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Monthly Consumer Sentiment Index
5 Year Average

Source: Thomson Reuters and University of Michigan.

It is our belief that as the economy continues to improve, consumers will have more disposable income and a greater inclination to engage in and spend on leisure activities, which will positively impact the leisure industry. Since experiencing a trough in 2009, leisure industry GDP growth has outpaced broader U.S. GDP growth in each of the past three years, driven in part by a steady increase in the U.S. consumer’s time and expenditures devoted to leisure activities.

GDP Growth

10%
5%
–
(5%)
(10%)
U.S.
Leisure
2007
2008
2009
2010
2011
2012

Source: Bureau of Economic Analysis ("BEA").
Note: Leisure represents the BEA defined industry of arts, entertainment, recreation, accommodation and food services. GDP represents value added; according to the BEA, value added by industry is a measure of the contribution of each industry to the nation's GDP.

Mountain Resort Industry

The North American mountain resort industry is an established industry with significant barriers to entry. The barriers for new ski resort development result from the difficulty in obtaining necessary government permits and the significant capital required for development and construction. As such, no major ski resorts have been developed in the past 30 years, with the last major resorts opened being Blackcomb Mountain and Beaver Creek in 1980 and Deer

74

Valley in 1981. Preliminary reports estimate that in the 2012/2013 ski season, there were 753 mountain resorts operating in North America, approximately 478 of which were located in the United States. The mountain resort industry is fragmented, as evidenced by the fact that companies that owned or operated four or more resorts made up less than 10% of the North American market.

North American mountain resorts range from small regional ski areas primarily attracting day visitors to large resorts offering a comprehensive vacation experience for both regional and destination guests. Resorts located near major metropolitan areas benefit from both large local populations and easy access to international airports. Local populations provide a stable source of season pass customers, which helps reduce the risks associated with adverse weather conditions and creates a base of loyal repeat visitors. Destination guests are often less price sensitive than regional guests, preferring to visit during weekend and peak holiday periods that generate higher ETP and higher lodging room rates.

Skier Visits and Effective Ticket Price

One of the principal measures of ski industry performance is the “skier visit,” which represents a person utilizing a ski ticket or ski pass to access a ski mountain for any part of one day, and includes both paid and complimentary access.

During the 10 years leading up to the 2008 financial crisis, skier visits grew at a CAGR of 1.7%, outpacing average United States and Canadian combined population growth of 1.2%, and ETP grew at a CAGR of 4.4%, outpacing core inflation of 2.2% during the same period.

Following the peak of the financial crisis in 2008, skier visits decreased by a mere 6.3% from the 2007/2008 ski season historical record of 80.8 million. In the following seasons, skier visits began a sustained recovery and nearly reached record levels again during the 2010/2011 ski season with 79.4 million visits. Although skier visits were down during the 2011/2012 ski season as a result of the lowest amount of snowfall in 20 years, skier visits increased again in the 2012/2013 ski season. In addition, during the past five years, despite high unemployment and fragile economic conditions, the industry has maintained the ability to increase ETP, with a CAGR of 2.7%, outpacing core inflation of 1.6%.

North American Ski Resort Visits and U.S. Effective Ticket Price (Visits in Millions)

75

Market Trends

Over the last several decades, there has been a trend of consolidation within the mountain resort industry. The number of mountain resorts in North America has declined from 1,025 in the 1984/1985 ski season to an estimated 753 in the 2012/2013 ski season. Smaller mountain operators have underperformed and become less competitive than their larger multi-resort peers as a result of funding pressures from significant capital requirements. As a result, many smaller mountain operators have been forced to close. We believe this trend will continue and create an opportunity for increased mergers and acquisitions activity as larger multi-resort operators benefit from economies of scale in administration, access to capital and the ability to offer customers attractive multi-resort products.

In addition, the introduction of high-speed lifts, innovations in ski equipment, the growing popularity of snowboarding, improved snowmaking capabilities and changes in industry demographics have all played a significant role in the growth, stability and long-term sustainability of the ski industry. Along with improving the on-mountain ski experience, resorts have sought to address demands from consumers to provide a broader winter experience beyond skiing activities through the development of nightlife, entertainment, shopping, dining and spa amenities aimed at creating a higher-end, luxury resort experience. This trend became a source of growth as many resorts looked to real estate sales and development to create ancillary operations such as luxury lodges, condos and base villages with retail shops, restaurants and hotels. Eventually, this expansion led to the creation of the four-season resort experience, which allowed for year-round activities at many of the large destination ski resorts. Operators began adding amenities like golf courses, tennis courts and mountain biking trails, and offering warm weather activities such as sightseeing, river rafting, hiking, fishing, zip lining and horseback riding, all of which have served to mitigate the seasonality of the ski business.

Adventure Travel Industry

The Adventure Travel Trade Association and George Washington University define “adventure travel” as tourism activities involving two of the following three attributes: physical activity, interaction with nature, and cultural learning or exchange.

We believe the adventure travel industry is large, profitable, growing rapidly and highly fragmented. Compared to prior years, consumers are more cognizant of their health and general well-being, and are both living longer and leading more active lifestyles. In recent years, consumers have been spending a greater proportion of their income on wellness and have taken a more holistic approach to their health, including making a conscious effort to participate in leisure and recreational activities that also provide many of the benefits of traditional exercise. We believe that the industry’s growth profile allows for expansion as well as the opportunity for larger operators to leverage their scale through consolidation.

We believe that there are currently less than 75 heli-skiing and snowcat-accessed skiing operators in North America, with most heli-skiing and catskiing occurring in British Columbia due to the vast alpine wilderness and consistent annual snowfall. The demographic of participants in the heli-ski industry has evolved over the past few decades, in large part due to improvements in ski equipment technology that have made the activity accessible to less fit and less skilled skiers. Today, intermediate skiers who can confidently navigate the advanced slopes at lift-accessed resorts have sufficient skill and physical conditioning to participate in heli-skiing. Given the growing popularity of backcountry skiing, we believe heli-skiing will continue to become an increasingly popular activity.

Real Estate

We own land available for development in and around our mountain resorts. This land is primarily reserved for residential vacation home as well as commercial development, such as the build-out of village areas and hotels. We believe the demand for vacation homes is reliant on the overall health of the U.S. real estate market and, in particular, the housing market.

The health of the housing market fluctuates with macro-economic trends and consumer sentiment. Key factors that influence consumer perception towards housing include stock market performance, unemployment levels and mortgage interest rates. As the broader economy has improved, so too has the housing market. For the four years ending August 31, 2013, new housing starts have increased by 24.1%. The Housing Price Index has risen 9.9% for the four years ending June 30, 2013. Increasing home prices give consumers the confidence to invest in home ownership. According to the National Realtors Association, existing single family home sales have increased by 10.9% in the last year.

76

Along with the recovery in the housing market, vacation home sales have increased 10% year-over-year in 2012 to represent 11% of all home sale transactions in 2012, while the median sales price for vacation homes in 2012 increased 24% over the prior year. However, despite these strong trends, the median vacation home price and the number of vacation homes sold in the most recent year still remain well below the peak in 2005/2006, suggesting room for continued growth. Mountain home sales values and volumes in select resort destinations have outpaced the overall vacation home market. In Steamboat, median prices during December 2012 and January 2013 were up 36% over the prior year periods. Other major destination resort markets across the western United States experienced similar gains with unit sales at Vail up 29%, Lake Tahoe up 18% and Sun Valley up 51%.

77

Our Business

Overview

We are a North American premier mountain resort and adventure company, delivering distinctive vacation and travel experiences to our guests for over three decades. We own interests in seven four-season mountain resorts with more than 11,000 skiable acres and more than 1,150 acres of land available for real estate development. We also operate an adventure travel business, the cornerstone of which is CMH, the leading heli-skiing adventure company in North America. CMH provides helicopter accessed skiing, mountaineering and hiking to more skiable terrain than all lift accessed mountain resorts in North America combined. Additionally, we operate a comprehensive real estate business through which we manage, market and sell vacation club properties; manage condominium hotel properties; and sell and market residential real estate. During fiscal 2013, our portfolio of resorts received more than six million visitors from all 50 states and more than 100 countries, and we generated total revenues of $524.4 million.

We manage our business through three reportable segments: Mountain, which accounted for 65.5% of fiscal 2013 reportable segment revenue; Adventure, which accounted for 22.0% of fiscal 2013 reportable segment revenue; and Real Estate, which accounted for 12.5% of fiscal 2013 reportable segment revenue.

Through our Mountain segment, we operate five four-season mountain resorts: Steamboat Ski & Resort in Colorado; Winter Park Resort in Colorado; Mont Tremblant Resort in Quebec; Stratton Mountain Resort in Vermont; and Snowshoe Mountain in West Virginia. Through this segment, we also hold a 50% interest in Blue Mountain Ski Resort in Ontario. Our mountain resorts offer a breadth of activities for individuals of all ages that combine outdoor adventure and fitness with a wide variety of resort-based services and amenities, including retail, equipment rental, dining, lodging, ski school, spa services, golf, mountain biking and other summer activities. Our four-season mountain resorts are geographically diversified across North America’s major ski regions, including the Eastern United States, the Rocky Mountains, the Pacific Southwest and Canada, which we believe helps reduce our financial exposure to any single geographic area as weather patterns and economic conditions vary across these regions. Each of our mountain resorts is located within convenient driving distance to major metropolitan markets with high concentrations of affluent skiers and major airports, including New York City, Boston, Washington D.C., Pittsburgh, Denver, Los Angeles, Montreal and Toronto. In each of our markets, our mountain resorts are established leaders with a reputation for some of the best skiing, amenities and experiences.

Through our Adventure segment, we own and operate CMH, the premier heli-skiing adventure company in North America. CMH has been providing heli-skiing trips for the past 50 years and currently provides helicopter accessed skiing, mountaineering and hiking on 3.1 million powder-filled acres of terrain in British Columbia, which amounts to more skiable terrain than all lift accessed mountain resorts in North America combined. In addition to providing what we believe is an unparalleled skiing and backcountry experience in North America, CMH provides accommodation, service and dining at its lodges, nine of which are owned by us. In support of CMH’s skiing, guiding and hospitality operations, we own a modified fleet of 40 helicopters and operate a helicopter maintenance, repair and overhaul business. CMH’s integrated operating model enables us to scale the business and increase guest visits with limited reliance on third party providers. In addition, to more efficiently utilize our aircraft and CMH pilots year round, we provide heli-hiking, fire suppression and utility services during the summer months. By utilizing the same pilots each ski season who have an average of over 7,000 hours of experience flying in the high alpine and who possess extensive knowledge of the terrain, we believe CMH is able to provide a more consistent guest experience.

We also have a portfolio of more than 1,150 acres of core development parcels surrounding the bases of our Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts, much of which is located adjacent or proximate to the ski trails, including ski-in ski-out parcels. As of November 30, 2013, this land had an appraised value of $154.0 million. We believe that our real estate platform and expertise will enable us to capitalize on improving economic conditions related to commercial and residential real estate through the potential future development of our core entitled land. We are currently working with consultants and architects to develop strategies for future development of this land in concert with planning for on-mountain and base village improvements. In addition to our core entitled land holdings and development planning, we maintain the capability to manage, market and sell real estate through IRCG, our vacation club business, IHM, which manages condominium hotel properties in Maui, Hawaii and in Mammoth Lakes, California, and Playground, our residential real estate sales and marketing business.

78

Our Strengths

Geographically Diversified Market Leading Mountain Resorts. We are one of the largest mountain resort companies in North America based on skier visits. Our portfolio of mountain resorts offers what we believe are distinctive experiences at some of North America’s most popular destinations. We have invested heavily in the development of lifts, trails, snowmaking capabilities and pedestrian villages with a large bed base and a variety of retail and dining options at our mountain resorts. We believe that these investments have established our resorts as the market leaders they are today. Our mountain resorts are dispersed throughout North America, with locations in the Eastern United States, the Rocky Mountains, the Pacific Southwest and Canada. During fiscal 2013, no single resort accounted for more than 16% of our total revenue. In addition, our resorts are located within convenient driving distance to large metropolitan areas with high concentrations of affluent skiers and major airports, such as New York City, Boston, Washington D.C., Pittsburgh, Denver, Los Angeles, Montreal and Toronto. This provides us a strong base of regional and destination visitors, which we believe helps reduce our financial exposure to any single geographic region as weather patterns and economic conditions can vary across regions. We believe that this is a differentiating factor from our competitors, many of which have more geographically concentrated businesses.

North America’s Premier Mountain Adventure Company. The cornerstone of our adventure business is CMH, the largest heli-skiing business in North America. CMH’s operating area encompasses 3.1 million acres of high alpine terrain across British Columbia, which we believe offers an unparalleled skiing and backcountry experience. Repeat visitors accounted for the majority of CMH’s guests during fiscal 2013. With its global brand, portfolio of terrain, collection of 11 lodges and integrated aviation support, CMH is North America’s leading heli-skiing platform and is positioned to further grow within the adventure travel industry. Through our CMH operations, we have also developed expertise in marketing adventure travel to the affluent as well as expertise in high-end logistics and hospitality. We believe that we will be able to leverage these core competencies to grow our adventure travel offerings both within heli-skiing and in other areas.

Strong Competitive Position with High Barriers to Entry. We operate or have an ownership interest in three of the top 10 mountain resorts in the United States as measured by skier visits. We also operate or have an ownership interest in what we believe are two of the top three mountain resorts in Canada as measured by skier visits. There are significant barriers to entry to new ski resort development in North America resulting from the limited number of remaining suitable sites, the difficulty in obtaining necessary government permits and the significant capital required for development and construction. As a result, no major ski resorts have been developed in the past 30 years. We believe these competitive dynamics have supported the ski industry’s ability to raise Effective Ticket Price by a 2.7% CAGR over the past five years, despite high unemployment and fragile economic conditions.

Customer Base with Significant Discretionary Income. We generally attract a more affluent customer than many other leisure activities. In fiscal 2013, the average household income of guests at our mountain resorts was more than $135,000. Given the quality of our assets and our affluent customer base, we believe that there is a long-term opportunity to increase revenues through cross-selling and upselling our guests. We maintain a database of more than 2.2 million past resort guests and are able to use this database to cross-sell and upsell new experiences within our portfolio of resorts and at CMH to our guests, season pass holders, second home owners and vacation club members.

Significant and Expanding Base of Season Pass Holders. We have loyal guests who visit our resorts frequently every year. Many of these guests purchase season passes or frequency products and either own real estate at our resorts or are potential future buyers of vacation real estate. Season pass and frequency product revenue contributed $42.5 million, $45.2 million and $48.0 million to lift revenues for fiscal 2011, 2012 and 2013, respectively, and represented 30.7%, 34.4% and 33.2% of our lift revenues during these respective years. While there can be no assurance that the number of season pass holders at our mountain resorts will remain constant or increase in future years, season pass and frequency product revenue has grown at a CAGR of 6.3% over the three year period ended June 30, 2013. Moreover, 69.8% of our fiscal 2013 season pass holders owned season passes at our resorts during prior ski seasons, representing a strong source of recurring cash flow. This source of recurring and stable revenue reduces our sensitivity to economic conditions and weather, and provides a base line of predictability that allows us to focus on pursuing growth and value creating opportunities for our businesses.

Experienced Management Team. Our management team, which is comprised of professionals with wide ranging experience in resort, real estate and leisure operations, has significant experience managing mountain resorts. We believe our management team has demonstrated its ability to adapt and adjust the business during economic downturns and to grow the business. In addition, our management team has extensive experience in identifying and

79

evaluating businesses for acquisition, performing in-depth due diligence, negotiating with owners and management, and structuring, financing and closing acquisition transactions. We have also attracted qualified and dedicated resort chiefs who have an average of 11 years of service with us and 26 years of experience in the ski industry. We believe that the experience of our management team and resort chiefs is a significant contributor to our operating performance.

Growth Strategies

Consumer discretionary spending has increased as the economy has improved and, as the economy continues to improve, we believe that consumers will have more disposable income and a greater inclination to increase spending on leisure activities, such as skiing and adventure travel. We also expect recreational adventure and experiential travel to continue to gain in popularity as individuals, including the important “baby boomer” generation, live longer, healthier lives. In light of these trends, we intend to employ the following strategies to drive growth within our businesses:

Increase Revenues.

•	Increase prices at our mountain resorts and CMH. During the past five years, despite high unemployment and fragile economic conditions over much of that period, the mountain resort industry has increased Effective Ticket Price at a CAGR of 2.7%, outpacing core inflation of 1.6%. As the economy continues to improve, we believe that consumers will have more disposable income and a greater inclination to increase spending on leisure activities, such as skiing and adventure travel. We believe that these trends, combined with growth capital investments to improve the guest experience, will provide us with the opportunity to increase prices without impacting our customers’ perception of the value of our products.

•	Grow visitation at our mountain resorts and CMH. There are four components of our strategy to grow visitor volume. First, we intend to leverage our existing customer database of 2.2 million skiers and adventure travelers to cross sell existing customers on new experiences within our portfolio of properties. Second, we are investing in new websites, e-commerce platforms and customer relationship management systems. In combination, these tools provide our sales and marketing team with greater insight into the preferences and purchasing patterns of existing and prospective customers, enabling us to make customized vacation offers and increase the likelihood of purchase. In addition, we believe that customer relationship management will enable front line employees to provide a higher level of guest service as they will have the guest's pertinent information on-hand, which will allow our employees to immediately cater to that guest's needs. Third, we are developing new products that target previously underserved market segments. Examples include a new season pass product available for young professionals and the addition of new small group and private trip options at CMH to meet demand from affluent CMH customers. Fourth, we are investing in revenue management systems to optimize our variable pricing strategy. These systems provide us with real-time demand data, enabling us to effectively raise prices for vacations and ticket products during periods of peak demand and lower prices to increase visitor volume during periods of off-peak demand.

•	Targeted growth capital investments. We believe there is a significant opportunity to further increase revenues, visitation as well as utilization of our assets during off-peak periods by developing new activities and improved amenities at our mountain resorts and CMH. We are also focused on developing new recreational activities, attractions and amenities at our mountain resorts to maximize visitation and utilization of our assets during off-peak periods, including non-winter seasons, weekdays and evenings. We have a pipeline of projects that are actionable in the near-term, including adding night skiing at Steamboat this season with the goal of keeping guests on the slopes and at our venues longer into the evening and the expansion of our skiable terrain at Winter Park and Steamboat, which we believe will increase visitor volume and revenue per visit. We have also greatly increased the summer offerings at our resorts with the recent additions of mountain biking, zip lines, mountain coasters and other activities, and we believe we have the opportunity to expand our summer offerings further in the future. In addition, we are increasingly hosting special events and entertainment, such as the IRONMAN® 70.3 World Championship at Tremblant and MusicFest at Steamboat, to stimulate visitation during off-peak periods. We believe we have the opportunity to execute similar high return-on-investment resort improvement projects in the future.

Continue to Improve Operating Efficiency and Margins. We continue to focus on driving financial improvement and operational synergies. We believe that, as a multi-resort operator, we have significant opportunities to benefit from our scale of operations through centralization of key functions such as sales and marketing, human resources, accounting, finance, legal, procurement, insurance and technology. Our Denver headquarters provides a

80

platform for further centralization of these key areas where there is an opportunity to benefit from economies of scale and leverage the skills of our senior management team. We believe that these operating efficiencies, combined with price and volume increases, will enable us to grow our margins. In addition, a significant portion of the operating costs at our mountain resorts is variable and can be rapidly adjusted in response to fluctuations in our business. For example, during the 2011/2012 ski season, our management team was able to adjust operating costs at our resorts in response to the lowest amount of natural snowfall in North America in 20 years.

Pursue Strategic Acquisitions and Operating Relationships. The North American ski industry is highly fragmented, with approximately 753 ski areas in North America, of which fewer than 10% are owned by operators that operate four or more ski resorts. As a result of the advantages that we enjoy as a multi-resort operator, we believe we will have the opportunity to acquire complementary resorts in the future at attractive valuations. We evaluate the strategic fit of potential acquisitions based on the opportunity to enhance product offerings, such as multi-resort pass products, achieve operational synergies and expand our operating footprint. As a multi-resort operator, we believe we can generate substantial revenue and cost synergies through strategic acquisitions by leveraging our existing customer database of 2.2 million contacts for cross-resort marketing, by offering guests multi-resort products and by taking advantage of economies of scale in administration and pooled purchasing.

Through our CMH operations, we have developed expertise in marketing adventure travel to the affluent as well as expertise in high-end logistics and hospitality.  We expect adventure travel to gain in popularity and believe that we will be able to leverage our core competencies to improve the revenues and operating efficiency of strategic acquisitions within the adventure travel industry.

We also intend to evaluate “capital light” opportunities such as managing third-party resort assets and entering into real estate development partnerships.

Monetization of Real Estate. We own more than 1,150 acres of land available for development at our mountain resorts, much of which is adjacent or proximate to the ski trails at the resorts, including ski-in and ski-out parcels. As the “home team” operator in our resort communities, we have a competitive advantage relative to other developers at our resorts because we are uniquely able to add additional value to real estate by bundling it with amenities and products at our resorts that we control. We also own or lease commercial properties within the villages at our resorts, which provides us with the opportunity to control the mix of activities and food, beverage and retail outlets in order to create an atmosphere that makes our resort communities more attractive to potential home buyers. With improvement in the second home and vacation home markets, we believe that we can generate significant profits from the future development of our core entitled land at our resorts. Additionally, although we cannot guarantee that incremental visitor growth at our resorts will occur, to the extent that future development increases the number of units and beds at our resorts, we believe that the extra lodging capacity will support incremental visitor growth and profits.

Business Operations

We operate our business through three reportable segments: Mountain, Adventure and Real Estate.

Mountain

Our four-season mountain resorts are geographically diversified across North America’s major ski regions, which we believe reduces our financial exposure to any single geographic area as weather pattern and economic conditions vary across these regions. Each of our mountain resorts within our Mountain segment is located within convenient driving distance to major metropolitan markets with high concentrations of affluent skiers and major airports, including New York City, Boston, Washington D.C., Pittsburgh, Denver, Montreal and Toronto. In each of our markets, our mountain resorts are established leaders with a reputation for some of the best skiing, amenities and experiences.

Our four-season mountain resorts offer a breadth of activities for individuals of all ages that combine outdoor adventure and fitness with a wide variety of resort-based services and amenities, including retail, equipment rental, dining, lodging, ski school , spa services, golf, mountain biking and other summer activities. We own or manage many of these services and amenities, which allows us to capture a larger proportion of guest spending as well as ensure product and service quality at our resorts. In this way, each of our mountain resorts operates as a collection of small businesses allowing us to derive revenues from a wide variety of sources, including the following:

•	Lift Pass Products. We offer guests a wide variety of lift pass products targeted to particular customer segments. These products include season passes, frequency passes and single- and multi-day tickets. Season

81

pass products are available for purchase prior to and during the ski season. We offer both unlimited and restricted season passes, the latter blocking out pre-determined periods (i.e., certain holidays). Season pass products provide a value option to our guests, which in turn assists us in developing a loyal base of customers who commit to ski at our resorts in advance of the ski season and typically ski more days each season at our resorts than those guests who do not buy season passes. As such, our season pass program drives strong customer loyalty, mitigates our exposure to weather and generates ancillary guest spending. Frequency pass products are valid for a specific period of time, providing our guests with flexibility as to when they visit our resorts during that timeframe. Single- and multi-day tickets constitute the balance of our lift pass products. Compared to frequency pass products, multi-day tickets have a shorter timeframe for their use. Most lift pass products are valid at a specific resort, although we also offer some products, such as our Rocky Mountain Super Pass PlusTM and our Rocky Mountain Super PassTM, that are valid across multiple resorts owned by us and third parties with whom we have contractual relationships.

•	Lodging. We manage lodging properties and condominiums at and in close proximity to our mountain resorts. Historically, newly constructed townhomes and condominiums were sold to owners who placed the units into a rental pool managed by us. We perform a full complement of guest services for third-party property owners, including reservations, property management and housekeeping. In return for performing these services, we receive a portion of the revenue from the rental of these properties.

•	Ski School. We are the exclusive operator of the ski school at each of our mountain resorts. Our ski schools offer a wide variety of private and group ski and snowboard lessons, which cater to all ages and skill levels. In the summer months, several of our resorts provide mountain biking lessons.

•	Rental and Retail Shops. We offer a large rental fleet of ski, snowboard and mountain biking equipment at our mountain resorts. We also operate a range of retail shops at our mountain resorts. Shopping is generally an important part of the guest vacation experience and an appropriate mix of retail options is important to the total resort framework. Retail revenue also helps stabilize our daily and weekly cash flows, as our shops tend to have the strongest sales on poor weather days. Our retail shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and other winter outerwear. In addition, our resorts offer our own logo-wear. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, hiking and other outdoor products, and warm-weather apparel. The large number of retail locations operated by us allows us to improve margins through large quantity purchase agreements.

•	Food and Beverage. Food and beverage is an important component in providing a satisfying guest experience. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining. We own and operate the on-mountain food and beverage facilities at our mountain resorts. These facilities include restaurants, bars, cafes, warming huts, cafeterias and upscale dining options. At each of our mountain resorts, we also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in the village centers.

•	Other. We generate additional revenue from a wide variety of activities and ancillary operations, including private clubs, municipal services (e.g., plowing roads), call centers, parking operations, golf courses, summer base area activities, strategic alliances, entertainment events and other resort activities.

82

The following table summarizes certain key statistics relating to each of our mountain resorts within our Mountain segment as of September 30, 2013.

Resort	Location	Year Opened	Average Snowfall(1)	Maximum Vertical Drop	Skiable Terrain	Snowmaking Coverage	# of Trails	# of Lifts	Lodging Units Under Mgmt.	Food & Beverage Outlets Operated	Retail & Rental Outlets Operated
			(inches)	(feet)	(acres)	(acres)
Steamboat	Colorado	1963	363	3,668	2,965	375	165	18	317	18	16
Winter Park	Colorado	1939	322	3,060	3,081	313	143	25	348	14	11
Tremblant	Quebec	1939	163	2,116	654	465	95	14	896	11	20
Stratton	Vermont	1961	151	2,003	624	474	94	11	415	11	10
Snowshoe	West Virginia	1974	166	1,500	251	251	57	14	1,149	16	13
Blue Mountain (50%)	Ontario	1941	78	720	281	236	36	14	1,027	9	9

(1)	Based on the eight-year historical average of snowfall during the 2005/2006 ski season through the 2012/2013 ski season.

Steamboat Ski & Resort  (operating since 1963) is located in the Colorado Rocky Mountains, 157 miles northwest of Denver, with access via direct flights from New York, Los Angeles, Chicago, Houston, Atlanta, Minneapolis, Seattle, Dallas and Denver. The town of Steamboat Springs, Colorado, where Steamboat is located, has a strong heritage of winter sports, as evidenced by the 79 winter Olympians that have trained in the town. With the potential to add an additional 430 acres of skiable terrain, the resort features a combination of high-end guest services (such as a full service spa and fine dining restaurants), an 1880’s western atmosphere and some of the most consistent snowfall in the Rocky Mountain region. The resort receives approximately 363 inches of light, dry powder snow each ski season, which we refer to in our marketing materials as Champagne Powder® snow. Average snowfall at Steamboat is 25% more than the historical Rocky Mountain regional resort average of 290 inches.

We acquired Steamboat in 2007 from the American Skiing Company and have invested more than $25.0 million on mountain and base area improvements, such as terrain and snowmaking upgrades, two new high speed chairlifts and food court remodels. For the 2013/2014 ski season, Steamboat will open a new on-mountain lodge with a seating capacity of over 250 in the main dining level of its restaurant. In addition, we are adding night skiing at Steamboat for the 2013/2014 ski season.

Winter Park Resort (operating since 1939) is located in the Colorado Rocky Mountains, 67 miles west of Denver, and is one of the closest resorts to the Denver metropolitan area’s nearly three million residents. The resort, which is comprised of Winter Park Mountain, Mary Jane Mountain, Vasquez Cirque and Vasquez Ridge, is the longest operating mountain resort in Colorado and has long been referred to in our marketing materials as Colorado’s Favorite®. The resort receives an average snowfall during the ski season of approximately 322 inches and features six terrain parks and “world-class” mogul skiing, as described by Powder Magazine. Winter Park has the option to add an additional 837 acres, which would expand our skiable terrain by approximately 27%. Each summer, Winter Park transforms into a mountain biking destination, with one of the largest bike parks in the United States. Winter Park has recently expanded the bike park and has added tubing to its slate of winter activities.

The City of Denver opened Winter Park in 1939 to provide a winter recreational area to the public. In 2002, we entered into a long-term lease with the WPRA, an instrumentality of the City of Denver, to operate the resort and develop land at the base area. See “—Properties—Winter Park Operations.”

Mont Tremblant Resort (operating since 1939) is located in Quebec, within a two hour drive from the Montreal metropolitan area’s nearly four million residents and the Ottawa metropolitan area’s nearly 1.2 million residents. The resort is consistently ranked as one of the top ski resorts in Eastern North America by Ski

83

Magazine. With 2,116 feet of vertical drop and snowmaking on 77% of trails, Tremblant offers guests the opportunity to ski down one of the biggest vertical drops in eastern Canada. In the summer, guests can play golf on two 18-hole golf courses, mountain bike, enjoy the pedestrian village and attractions or take in Tremblant’s free outdoor concerts.

Since acquiring Tremblant in 1991, we have significantly expanded the ski facilities and terrain, including the addition of high-speed detachable quad chairlifts, eight-passenger gondolas, a 1,000-seat mountain-top restaurant and an upgraded snowmaking system.

Stratton Mountain Resort (operating since 1961)is located in Southern Vermont approximately 220 miles north of New York City and approximately 150 miles northwest of Boston, whose metropolitan areas have a combined population of more than 23 million residents. Situated on one of the tallest peaks in New England, Stratton is widely considered the birthplace of snowboarding. Stratton features a vertical drop of 2,003 feet and snowmaking on 93% of trails. Stratton’s summer amenities feature 27 holes of golf, a 22-acre golf school and a sports and tennis complex. Winter and summer guests are also able to enjoy Stratton’s pedestrian village.

We acquired Stratton in 1994 and have made significant capital improvements, including a private club, upgraded snowmaking capabilities and lift infrastructure.

Snowshoe Mountain Resort (operating since 1974) is located in West Virginia and is one of the largest ski resorts in the Southeast region of the United States. Snowshoe primarily draws guests from the Baltimore-Washington D.C. and Pittsburgh metropolitan area’s combined 11.7 million residents, as well as the Southeastern United States. The 251 acre resort has the biggest vertical drop in the region (1,500 feet) and receives an average snowfall during the ski season of approximately 166 inches while also enjoying 100% snowmaking coverage. The resort’s mountaintop village offers a variety of nightlife, dining and retail options. Snowshoe was named #1 Overall Ski Resort and #1 for Nightlife in the Mid-Atlantic by OnTheSnow.com, a popular skiing website, in 2012.

We acquired Snowshoe in 1995 and have made significant capital improvements, including new lifts, snowmaking, terrain expansion as well as a spa and a zipline located in the village. 640 additional acres of land are available at Snowshoe for resort expansion.

Blue Mountain Ski Resort (operating since 1941) is located in Ontario, approximately 90 miles northwest of Toronto’s approximately 5.6 million residents. With 281 skiable acres and snowmaking on 93% of trails, Blue Mountain is both the largest and most popular resort in Ontario. Blue Mountain also operates a year round conference center and offers a suite of summer amenities, including an 18-hole golf course, an open-air gondola, a mountain biking facility, a waterfront park and a mountain roller coaster

We acquired a 50% interest in Blue Mountain Resorts Limited in 1999. Since then, the resort has undergone major renovations, including installation of advanced snowmaking systems, service buildings, lodge upgrades, a conference center and the ongoing development of a 40-acre pedestrian village located at the base of the mountain. We expect to add six new trails and an additional high-speed chairlift at Blue Mountain in the 2013/2014 ski season.

We are party to a shareholders agreement with Blue Mountain Holdings, the owner of the other 50% interest in Blue Mountain Resorts Limited. The agreement provides for certain board of directors nomination rights, pre-emptive rights, rights of first offer between the shareholders, as well as drag along and tag along rights. In addition, subject to certain requirements, we have a call option on the equity interest held by Blue Mountain Holdings at 110% of fair market value and Blue Mountain Holdings has a put option, which would require us to purchase up to all of the equity interests held by Blue Mountain Holdings at 90% of fair market value. See “Risk Factors—Risks Related to Our Business—Pursuant to a shareholders agreement, we may be required to purchase Blue Mountain Resorts Holdings Inc.’s equity interest in Blue Mountain Resorts Limited.”

84

The following table shows historical snowfall at our resorts compared to their corresponding regional resort averages:

Historical Average Snowfall(1)
Resort	vs.	Region(2)	% Difference
(inches)		(inches)
363		290	25.2%
322		290	11.0%
163		140	16.4%
151		140	7.9%
166		58	186.2%
78		—(3)	—

(1)	Based on eight-year historical average of snowfall during the 2005/2006 ski season through the 2012/2013 ski season.
(2)	Source: Kottke National End of Season Survey. Note Tremblant is compared to the Northeast U.S. regional resort average.
(3)	Comparable data for Blue Mountain not available.

 Competition

There are significant barriers to entry for new ski resort development in North America resulting from the limited number of remaining suitable sites, the difficulty in obtaining necessary government permits and the significant capital required for development and construction. As such, no major ski resorts have been developed in the past 30 years, with the last major resorts opened being Blackcomb Mountain and Beaver Creek in 1980 and Deer Valley in 1981.

Competition within the ski resort industry is based on multiple factors, including location, price, weather conditions, the uniqueness and perceived quality of the terrain for various levels of skill and ability, the atmosphere of the base village, the quality of food and entertainment and ease of travel to the resort (including direct flights by major airlines). We believe we compete effectively and our competitive position is protected, due to the unique attributes and geographic diversity among our portfolio of mountain resorts. We believe that our mountain resorts feature a sufficient quality and variety of terrain and activities to make them highly competitive with other mountain resorts.

Our resorts directly compete with other mountain resorts in their respective local and regional markets, as well as with other major destination resorts. Our individual mountain resorts primarily compete as follows:

•	Steamboat’s primary competition is from Breckenridge Ski Resort in Colorado, Park City Mountain Resort in Utah and other large international ski destinations.

•	Winter Park’s primary competition is from Copper Mountain Resort, Keystone Resort and other ski resorts located in Colorado’s Front Range.

•	Tremblant’s primary competition is from Mont-Sainte-Anne, Mont Blanc, Le Massif and Mont Saint-Sauveur, all located in Quebec, other resorts in the Laurentian Mountains, and both Jay Peak and Stowe Mountain in Northern Vermont.

85

•	Stratton’s primary competition is from other mid-to-large size ski resorts in Southern Vermont, including Okemo, Mount Snow and Killington Resort.

•	Snowshoe’s primary competition is from ski resorts in the mid-Atlantic, such as Seven Springs Mountain Resort located in Pennsylvania, and Bryce Resort and Wintergreen Resort, both located in Virginia.

•	Blue Mountain’s primary competition is from Horseshoe Valley Resort and Mount St. Louis, both located in Ontario, and Holiday Valley Resort in western New York.

 Adventure

The cornerstone of our Adventure segment is Canadian Mountain Holidays, the leading heli-skiing adventure company in North America. CMH has been providing heli-skiing trips for the past 50 years and currently operates in the Purcell, Selkirk, Monashee and Cariboo mountains of eastern British Columbia from 11 lodges, nine of which are owned by us. CMH’s operating area encompasses 3.1 million acres of terrain granted under renewable 10 to 30 year licenses from the government of British Columbia for heli-ski/heli-hiking operations. CMH’s acreage amounts to more skiable terrain than all lift access mountain resorts in North America combined. Guests at CMH typically ski more than 18,000 vertical feet per day, with some runs providing up to 7,820 vertical feet.

The following is a summary of CMH’s existing tenures:

Lodges Associated with Tenure	Mountain Range	Skiing Terrain
		(acres)
Adamant	Selkirks	259,559
Bobbie Burns	Purcells & Selkirks	260,111
Bugaboo	Purcells	251,274
Cariboo(1)	Cariboos	346,462
Galena	Selkirks	288,478
Gothics	Selkirks & Monashees	308,716
CMH K2	Selkirks & Monashees	282,782
McBride	Cariboos	399,770
Monashee	Monashees & Selkirks	367,577
Revelstoke	Monashees & Selkirks	329,584
Valemount(1)	Cariboos	346,462

(1)	Cariboo and Valemount lodges share the same tenure.

In the winter, CMH offers three- to seven-day heli-skiing trips. In the summer, CMH provides a variety of adventure vacation packages in the British Columbia mountains. CMH trips typically include all meals, snacks and non-alcoholic beverages, all lodge accommodations and use of lodge facilities and the services of certified guides. In fiscal 2013, we realized CMH RevPGN of approximately $1,700.

CMH hosted 6,358 paid guests during fiscal 2013, approximately 87% of whom participated in heli-skiing trips. A majority of CMH’s guests for fiscal 2013 were repeat CMH customers. CMH’s client base is geographically diverse. For fiscal 2013, 54% of total guests came from North America, 37% came from Europe and 9% came from Australia, Asia and South America.

To support CMH’s skiing, guiding and hospitality operations, we own a modified fleet of 40 Bell helicopters and operate Alpine Aerotech, a platinum-certified Bell helicopter maintenance, repair and overhaul business. Alpine Aerotech is one of only 10 platinum-certified Bell helicopter MRO businesses in the world and, in addition to servicing our helicopters, the business caters to over 500 customers from 32 different countries. We lease our fleet of helicopters to Alpine Helicopters each ski season, which in turn acts as the exclusive provider of helicopter operations to CMH. In January 2013, we restructured our Alpine Helicopters business to comply with Canadian foreign ownership regulations governing aviation flight services in Canada. Prior to the restructuring, our helicopter operations in Canada were conducted through our wholly owned subsidiary, Alpine Helicopters, LP. The restructuring involved the formation of a new flight services company, Alpine Helicopters, Inc. We own a 20% equity interest in Alpine Helicopters and the remaining 80% is held in trust for the benefit of the management and employees of Alpine Helicopters, including the pilots and crew members that support our helicopter operations. We consolidate Alpine Helicopters for GAAP purposes because we are the primary beneficiary. Alpine Helicopters has been offering

86

helicopter operations from bases across western Canada and the western United States for over 50 years and has long-standing relationships with the British Columbia Ministry of Forests, the Alberta Forest Service, Parks Canada and the U.S. Forest Service. Our integrated operating model enables us to scale the business and increase guest visits with limited reliance on third party providers, which we believe differentiates us from other heli-ski operations. In addition, by utilizing the same pilots each ski season who have an average of over 7,000 hours experience flying in the high alpine and who possess extensive knowledge of the terrain, we believe CMH is able to provide a more consistent guest experience.

To more efficiently utilize our aircraft year round, during the summer months, our subsidiary, Kachina Aviation, leases helicopters from us and Alpine Helicopters. Kachina Aviation, which is headquartered in Nampa, Idaho, provides fire suppression helicopter services in Idaho, California, Washington and Oregon under contracts with the U.S. Forest Service, The Bureau of Land Management and State governments. We also lease underutilized aircraft to unaffiliated third parties for short-term periods ranging from one to 12 months.

Competition

CMH directly competes with other heli-skiing and snowcat operations in Canada and the United States. We believe that there are currently less than 75 heli-skiing and catskiing operators in North America, with most heli-skiing and catskiing occurring in British Columbia due to the vast alpine wilderness and consistent annual snowfall. CMH also competes to a lesser extent with lift-accessed ski resorts in North America and other parts of the world.

Real Estate

We own a significant amount of land available for development at our mountain resorts and, through our Real Estate segment, are focused on designing strategies for future development of this land in concert with planning for on-mountain and base village improvements. In addition to our core land holdings and development planning, we maintain the capability to manage, market and sell real estate.

Prior to 2010, we were actively engaged in the development of resort real estate. In late 2009, in light of the then-existing poor economic environment for real estate, we ceased new development activities and substantially reduced our related administrative overhead.

As a result of our prior development activities, we accumulated a portfolio of core development parcels surrounding the bases of our Steamboat, Winter Park, Tremblant, Stratton and Snowshoe resorts, which we believe will provide us the ability to increase our revenues through the potential future development of this land. We currently own core entitled land surrounding the base of our resorts totaling more than 1,150 acres, much of which is located adjacent or proximate to the ski trails at our resorts, including ski-in and ski-out parcels. As of November 30, 2013, this core land had an appraised value of $154.0 million. We have significantly written down the carrying value of our core land holdings from their acquisition values and believe the land values are now positioned to rebound along with the North American economy.

Our core strategic land available for development includes:

Resort	Property Description	Acreage	Entitled Units
Steamboat	Five resort development parcels	27 acres	640
Winter Park	21 development parcels	95 acres	962
Tremblant	Versant Soleil – five developable lots Versant Nord – one developable lot Versant Sud – 10 developable lots	165 acres 181 acres 170 acres	548 1,500 244
Stratton	Four parcels of entitled land Three parcels of raw land	95 acres 66 acres	186 14
Snowshoe	Vacant land	359 acres	1,464

As the “home team” operator in our resort communities, we have a competitive advantage relative to other developers at our resorts because we are uniquely able to add additional value to real estate by bundling it with amenities and products at our resorts that we control. We believe that we can generate significant profits from the

87

future development of our core land. Additionally, to the extent that future development increases the number of units and beds at our resorts, we believe the extra lodging capacity will support incremental visitor growth and profits.

In addition to our core land holdings and development planning, we maintain the capability to manage, market and sell real estate through IRCG, our vacation club business, IHM, which manages condominium hotel properties in Maui, Hawaii and in Mammoth Lakes, California, and Playground, our residential real estate sales and marketing business.

We derive revenues from four core IRCG activities: selling vacation club points in Club Intrawest; providing financing for the purchase by consumers of vacation club points; managing Club Intrawest’s eight properties; and running a private exchange company for Club Intrawest’s members. As of October 31, 2013, Club Intrawest had over 21,000 members. As we develop the land surrounding the bases of our mountain resorts, we may construct additional properties that we transfer to the trustee for Club Intrawest, which would increase the number of Club Intrawest points available for sale.

Unlike traditional vacation club ownership businesses, Club Intrawest features ownership in a club that offers high-end accommodation and services through a points-based membership system. After constructing a Club Intrawest location, we transfer ownership of the built units, free and clear of all encumbrances, to a trustee for Club Intrawest, a non-profit, non-stock company. In return, we receive the right to sell points (memberships) to the general public, which allow stays in a Club Intrawest accommodation. Each individual purchasing points becomes a member of Club Intrawest with the entitlement to stay at any of Club Intrawest’s eight owned locations and the right to stay at over 3,000 affiliated locations if they join our private exchange company, Extraordinary Escapes. A member of Club Intrawest receives an annual allotment of points in perpetuity. The points can be utilized in different increments that vary with time of year, length of stay, location of vacation and the size of accommodation, all subject to availability. Except in the first year of ownership, unused points may be carried forward for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to our right of first refusal to purchase such points. We can resell any points that we repurchase pursuant to this right of first refusal. The initial selling price per point is exclusively controlled by us depending upon market conditions.

We currently manage a total of 474 units across IRCG’s eight owned properties located in Whistler, British Columbia; Vancouver, British Columbia; Panorama, British Columbia; Blue Mountain, Ontario; Tremblant, Quebec; Palm Desert, California; Sandestin, Florida; and Zihuatanejo, Mexico.

IHM, our hospitality management business, was established in March 1998. IHM is focused on providing management services to properties owned by third parties, including the Honua Kai Resort and Spa in Maui, Hawaii and the Westin Monache Resort at Mammoth Lakes, California, where we currently manage an aggregate of approximately 500 units.

Playground, our residential real estate sales and marketing business, was established as a stand-alone business in 2001. Through Playground, we currently manage the fractional condo sales process at the Four Seasons in Vail on behalf of a third party and, until November 2012, managed the condo sales process for the Honua Kai Resort and Spa in Maui, Hawaii. The Playground brand is also used in certain of the resale and brokerage operations at our mountain resorts. As we develop the land surrounding our mountain resorts, we expect Playground to provide sales and marketing expertise for these properties.

Finally, we have a 57% economic ownership interest in Chateau M.T., Inc., which owns a hotel and conference center in Tremblant, Quebec that is managed by Fairmont.We also have a 50% economic interest in Mammoth Hospitality Management, LLC, which runs the hospitality and lodging operations at Mammoth Mountain.

Competition

We compete with other vacation club and fractional ownership businesses in our efforts to sell points (memberships) in Club Intrawest. In addition, we compete with other property management companies in providing management services at IHM’s properties. Our managed properties compete with rental management companies, locally owned independent hotels, as well as facilities and timeshare companies that are owned or managed by national and international chains. These properties also compete for convention and conference business across the North American market. Competition within the hotel and lodging industry is generally based on quality and consistency of rooms, restaurants and meeting facilities and services, attractiveness of locations, availability of a global distribution system, price and other factors.

88

Investments

We have invested heavily in the development of lifts, trails, snowmaking capabilities and pedestrian villages with a large bed base and a variety of retail and dining options at our mountain resorts. Similarly, in developing our CMH business, we sought to build a vertically integrated business that would allow us to provide a consistent, high-caliber guest experience. In each case, we built capacity to accommodate growth in our visitor volume. We have also prioritized developing robust and durable infrastructure, equipment and facilities to reduce ongoing maintenance expenditures.

We have the opportunity to grow our existing businesses by investing capital in projects that increase visitor volume, revenue per guest and the efficiency of our expense management. Recent investments have focused on developing new amenities to attract guests, new products to increase on-site guest spend and new customer relationship management technologies to improve marketing communications and prospect conversion. We maintain a data driven approach to investment selection and the allocation of capital between competing opportunities. Managers at our mountain resorts, CMH and within our Real Estate segment are staffed with identifying growth investment opportunities within their businesses. We have a centralized process to complete net present value, internal rate of return and sensitivity analyses for each investment idea. Senior management then reviews a prioritized list of potential investments to allocate capital to the ideas with the highest expected returns and the largest strategic benefits. Whenever possible, we apply successful initiatives to other resorts within our portfolio of properties. We believe that our disciplined approach to opportunity identification and capital allocation is a core strength.

Marketing and Sales

We employ a centralized marketing team that assists our resorts with product design, revenue management, dynamic pricing, digital marketing, customer relationship management campaigns and strategic alliances with promotional partners. Additionally, we have small, on-the-ground, resort-based marketing teams with local and intimate knowledge of each resorts’ customer base. These teams focus primarily on product development and tactical in-season campaign management.

Within our Mountain segment, the primary objectives of our marketing strategy are to increase market share, increase pre-sold revenues and increase guests’ spending on ancillary resort services and products. We continue to invest in market analytics and customer relationship tools that provide us with real-time information about our guests and potential guests. These tools, coupled with our vast database of more than 2.2 million past resort guests, enable us to tailor our guest communications and offerings with far greater precision and efficiency than was possible in the recent past, which we believe will drive increased visitation. We supplement this effort with promotions, digital marketing (including social, search and display), loyalty programs and traditional media advertising where appropriate. We are also expanding our use of sophisticated dynamic pricing models to optimize the tradeoff between pricing and guest volume. In addition, we have direct sales teams focused on attracting groups, corporate meetings and conference business. Our marketing efforts drive traffic to third party channels and our websites and call centers, where we provide our guests with information and booking assistance. Our resorts also host a number of sporting events, such as the IRONMAN® 70.3 World Championship, which will be held at Tremblant in 2014. Hosting these types of events, along with numerous concerts and cultural festivals, provides our resorts with both national and international exposure.

Within our Adventure segment, the primary objectives of our marketing strategy are to acquire new customers and increase existing customer retention. The purchase process for a heli-skiing trip is highly interactive, with CMH representatives spending significant time with prospective customers, educating them on trip options and answering general questions about this unique experience. In order to facilitate this process, we have a global network of third party sales representatives that are located in major metropolitan areas and have strong relationships with existing clients, as evidenced by repeat visitors accounting for the majority of CMH’s guests during fiscal 2013. Our existing European sales network is well established, with 12 agents in 10 European countries that have been selling CMH trips for an average of 24 years, and we are currently expanding our North American sales presence. We also use direct advertising and e-commerce tools to target repeat and prospective customers that have existing knowledge of our product offerings.

Seasonality

Our business is highly seasonal. Although each of our mountain resorts and CMH operates as a four-season business, we generate the highest revenues during our second and third fiscal quarters, which is the peak ski season. As a result of the seasonality of our business, our mountain resorts and CMH typically experience operating losses

89

during the first and fourth quarters of each fiscal year. In addition, throughout our peak quarters, we generate the highest daily revenues on weekends, during the Christmas/New Year’s and Presidents’ Day holiday periods and, in the case of our mountain resorts, during school spring breaks. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Business—Seasonality and Fluctuations in Quarterly Results.”

In an effort to partially counterbalance the concentration of revenue in the winter months, we offer non-ski season attractions at our mountain resorts, such as sightseeing, mountain biking, guided hiking, alpine roller coasters and other recreational activities. We also operate golf courses at Stratton, Tremblant, Snowshoe and Blue Mountain. These activities help attract destination conference and group business to our mountain resorts. Similarly, CMH offers heli-hiking adventures during the summer months. Finally, pre-selling our products and services helps smooth the seasonality of our cash flows.

During seasonally slow times, we control operating costs by reducing operating hours and, in the case of CMH, closing a majority of our lodges and leasing a number of our helicopters for fire suppression activities. Employment levels required for peak operations are met largely through part-time and seasonal hiring.

Employees

Given the seasonal nature of our business, the number of people that we employ varies considerably depending on the season. We employ significantly more people during the peak ski season than during the summer season. During the peak 2012/2013 ski season, we had approximately 8,800 employees, approximately 2,800 of whom were employed on a full-time basis. As of September 30, 2013, we had approximately 4,000 employees, approximately 2,300 of whom were employed on a full-time basis.

Approximately 100 of Tremblant’s year-round employees and all of its additional seasonal employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant (CSN). The current contract with the union expires on October 31, 2015. In addition, approximately 70 ski patrol employees at Steamboat are members of the Communication Workers of America / Steamboat Professional Ski Patrol Association. The current contact with the union expired on September 1, 2013 and we are in the process of negotiating a new contract with the union. Other than as noted above, none of our employees are covered by a collective bargaining agreement.

We consider our relations with our employees to be good.

90

Properties

The following table summarizes our principal properties. We also own additional parcels of real estate at certain of these properties.

Location	Owned		Permit		Leased
Denver, Colorado					•	Office space (corporate head office)
Steamboat Colorado, United States	•	240 acres used for operations and 27 acres of developable land	•	3,740 acre four season destination resort; includes 2,965 acres of skiable terrain and developable land and rental/retail outlets(1)
Winter Park Colorado, United States			•	7,630 acre four season destination resort; includes 3,081 acres of skiable terrain and developable land and rental/retail outlets(2)
Tremblant Quebec, Canada					•	6,900 acre four season destination resort; includes 654 acres of skiable terrain, rental/retail outlets, village areas and two golf courses(3)
Stratton Vermont, United States	•	3,700 acre four season destination resort; includes 624 acres of skiable terrain and developable land and rental/retail outlets
Snowshoe West Virginia, United States	•	9,000 acre four season destination resort; includes 251 acres of skiable terrain and developable land and rental/retail outlets
Columbia Mountains British Columbia, Canada					•	3.1 million acres of terrain for heli-ski/heli-hiking operations(4)

(1)	See “—Government Regulation and Environment, Health and Safety—United States—Winter Park and Steamboat.”

(2)	See “—Winter Park Operations.”

(3)	See “—Tremblant Operations.” Includes approximately 65 acres of land that is owned by us.

(4)	See “—CMH Operations.”

 Winter Park Operations

The operations at Winter Park are conducted on land and with operating assets that are beneficially owned by the City and County of Denver. Winter Park Recreational Association (“WPRA”) holds the Special Use Permit and Term Special Use Permit issued by the U.S. Forest Service (as defined below) for Winter Park (collectively, the

91

“Permits”). Pursuant to an agreement between the City and County of Denver and WPRA (as amended, the “City Agreement”), WPRA has entered into a Second Amended And Restated Ground Lease Agreement (“Arlberg Club Lease”) with the Colorado Arlberg Club under which WPRA leases certain lands used in the operation of the Winter Park ski areas. The Arlberg Club Lease terminates April 30, 2078. Also pursuant to the terms of the City Agreement, WPRA has entered into a Lease and Operating Agreement (the “Lease”) with our subsidiary Intrawest/Winter Park Operations Corporation (“IWPOC”) under which IWPOC may be the operator of the Winter Park Resort (including the Winter Park ski areas) until 2078. The U.S. Forest Service has given its consent to the Lease and operation of Winter Park by IWPOC. The Colorado Arlberg Club has also given its consent to WPRA’s subleasing of the land leased under the Arlberg Club Lease to IWPOC. IWPOC has, subject to the terms of the Permits, the City Agreement, the Arlberg Club Lease and the Lease, the full and legal right to enter into agreements and use the physical assets described in those documents in the operation, maintenance and development of Winter Park. See also “—Government Regulation and Environment, Health and Safety—United States—Winter Park and Steamboat.”

Tremblant Operations

All of Tremblant’s lifts and trails, and some of its buildings, are located on land leased to our subsidiary, Mont Tremblant Resorts and Company, LP (“Tremblant LP”), by the Province of Quebec under a ski area agreement that expires in 2051 (the “Ski Area Agreement”). Pursuant to the Ski Area Agreement, Tremblant LP pays annual lease payments equal to $5,000, adjusted for changes in the Consumer Price Index. The Ski Area Agreement contains ongoing covenants on the part of Tremblant LP, including that Tremblant LP comply with all applicable laws. Pursuant to the Ski Area Agreement, Tremblant LP has also agreed to indemnify the provincial government from third-party claims arising out of Tremblant LP’s operations under the Ski Area Agreement. The Ski Area Agreement may be amended by mutual agreement between Tremblant LP and the provincial government to change the applicable ski area or permitted uses. Tremblant LP must submit to the provincial government for those areas under lease a capital investment program each year as well as a master development plan every five years.

CMH Operations

CMH’s skiing and hiking operations occur on Crown land that is owned by the Government of the Province of British Columbia. As a result, each of CMH’s 11 operating areas has a series of land tenures, which are legal contractual documents between CMH and the government, issued under either British Columbia’s Land Act or Park Act. Licenses of Occupation are the most common form of tenure held by CMH for its operating areas outside provincial parks or protected areas and for its ancillary facilities (such as radio repeaters and remote fuel caches). Licenses of Occupation are issued under the Land Act, are normally 30 years in length and are renewable at mid-term. Pursuant to the Licenses of Occupation, CMH pays a land rental amount on a per skier-day basis. CMH’s Licenses of Occupation are non-exclusive and contain provisions whereby they can be amended or revoked by the Province for non-compliance or where the Province requires the land for what it deems to be a “higher and better use.” In CMH’s existence, the Province has not exercised this right. In some cases, a portion of a CMH operating area lies inside a provincial park or protected area. In those cases, CMH also holds a required Park Use Permit issued under the Park Act. Park Use Permits are normally issued for 10-year terms, are renewable at mid-term and are non-exclusive. CMH also holds a small number of other forms of Land Act tenures, such as leases and rights-of-way for 30 or more years.

Intellectual Property

To protect Intrawest and our resorts as branded businesses with strong name recognition, we have registered trademarks in the United States, Canada and Mexico. We also rely on a combination of trademark licenses and other contracts, both as licensee and licensor of third party trademarks, as well as common law trademark and tradename rights. Third party policies governing reporting of unauthorized use of trademarks also assist in the protection of our trademark rights.

Monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken, including sending demand letters and taking actions against third parties, may not prevent unauthorized use by others in all instances. The failure to adequately build, maintain and enforce our trademark portfolio could impair the strength of our brands.

Legal Proceedings

We are involved in various lawsuits and claims arising in the ordinary course of business and arising from our legacy real estate development. These lawsuits and claims may include, among other things, claims or litigation

92

relating to personal injury and wrongful death, allegations of violations of laws and regulations relating to our real estate activities and labor and employment, intellectual property and environmental matters and commercial contract disputes. We operate in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions.

By the nature of the activities at our mountain resorts and CMH, we are exposed to the risk that guests or employees may be involved in accidents during the use, operation or maintenance of our trails, lifts, helicopters and facilities. As a result, we are, from time to time, subject to various lawsuits and claims related to injuries occurring at our properties.

In addition, our pre-2010 legacy real estate development and sales activities, combined with the significant downward shift in real estate asset values that occurred in 2007 and 2008, resulted in claims being filed against us by owners and prospective purchasers of residences in our real estate developments. In some instances, we have been named as a defendant in lawsuits alleging construction defects at certain of our existing developments. In other lawsuits, purchasers are seeking rescission of real estate purchases and/or return of deposits paid on pre-construction purchase and sale agreements. These claims are related to alleged violations of state and federal laws that require providing purchasers with disclosures mandated under the Interstate Land Sales Act and similar state laws.

We believe that we have adequate insurance coverage or have accrued for loss contingencies for all material matters in which we believe a loss is probable and the amount of the loss is reasonably estimable. Although the ultimate outcome of claims against us cannot be ascertained, current pending and threatened claims are not expected to have a material adverse effect, individually or in the aggregate, on our financial position, results of operations or cash flows. However, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may affect our reputation, even if resolved in our favor.

Government Regulation and Environmental, Health and Safety

United States

Steamboat and Winter Park

Federal Regulation

The 1986 Ski Area Permit Act (the “1986 Act”) allows the U.S. Forest Service to grant Term Special Use Permits (each, a “SUP”) for the operation of ski areas and construction of related facilities on National Forest lands. In addition, the 1986 Act requires a Master Development Plan for each ski area that is granted a SUP. Under the SUPs, the U.S. Forest Service has the right to review and approve the location, design and construction of improvements in the permit area and many operational matters. In addition, each distinct area of National Forest lands is required by the National Forest Management Act of 1976 to develop and maintain a Land and Resource Management Plan (a “Forest Plan”), which establishes standards and guidelines for the U.S. Forest Service to follow and consider in reviewing and approving proposed actions. In November 2011, the Ski Area Recreational Opportunity Enhancement Act amended the 1986 Act to clarify that the U.S. Forest Service is authorized to permit year-round recreational activities on National Forest lands.

A majority of the skiable terrain at Steamboat and substantially all of the skiable terrain at Winter Park is located on U.S. Forest Service land. As a result, each of Steamboat and Winter Park operates under a SUP. Stratton and Snowshoe operate on privately owned land and, therefore, do not require a SUP.

Steamboat operates under a SUP for the use of 3,740 acres that expires on June 30, 2047. Steamboat also operates on 244 acres that it owns, essentially comprising the lower portion of the ski mountain. Winter Park operates under SUPs for the use of approximately 7,630 acres that expires on December 31, 2015. We anticipate requesting and receiving a new SUP for each resort prior to the expiration date identified above. We are not aware of the U.S. Forest Service refusing to issue a new SUP to replace an expiring SUP for a ski resort in operation at the time of expiration.

Each SUP contains a number of requirements, including that we indemnify the U.S. Forest Service from third-party claims arising out of our operations under the SUP and that we comply with applicable federal laws, such as those relating to water quality and endangered or threatened species.

93

For use of the SUPs, we pay a fee to the U.S. Forest Service. The fee for Steamboat is calculated as a percentage of sales occurring on U.S. Forest Service land and ranges between 1.5% and 4.0% of such sales. The fee for Winter Park is calculated under a graduated-rate fee system, which is based on the relationship between sales and gross fixed assets. While Winter Park fees have varied from year to year, these fees have averaged approximately 2.0% of sales each year since we have operated the resort. Included in the calculation of both fees are sales from, among other items, lift tickets, ski school lessons, food and beverage sales within the permit area, equipment rentals and sales of retail merchandise within the permit area. Some retail sales that are outside of the permit area are also covered at Winter Park.

The SUPs may be amended by us or by the U.S. Forest Service to change the permit area or permitted uses. The U.S. Forest Service may amend a SUP if the U.S. Forest Service determines that such amendment is in the public interest. While the U.S. Forest Service is required to seek our consent to any amendment, an amendment may be finalized over our objection. Permit amendments must be consistent with the Forest Plan and are subject to the provisions of the National Environmental Policy Act (“NEPA”), both of which are discussed below.

The U.S. Forest Service can also terminate a SUP if it determines that termination is required in the public interest. However, to our knowledge, no SUP has ever been terminated by the U.S. Forest Service over the opposition of the permitee.

          Master Development Plans

All improvements that we propose to make on National Forest lands under any of our SUPs must be included in a Master Development Plan (“MDP”). MDPs describe the existing and proposed facilities, developments and area of activity within the permit area. We prepare MDPs, which set forth a conceptual overview of all potential projects at each resort. The MDPs are reviewed by the U.S. Forest Service for compliance with the Forest Plan and other applicable law and, if found to be compliant, are accepted by the U.S. Forest Service. Notwithstanding acceptance by the U.S. Forest Service of the conceptual MDPs, individual projects still require separate applications to be submitted evidencing compliance with NEPA and other applicable laws before the U.S. Forest Service will approve such projects. We update or amend our MDPs for Steamboat and Winter Park on an as needed basis or as required under the terms of the SUPs. Our current MDPs at Steamboat and Winter Park have been accepted by U.S. Forest Service for expansion of our total skiable acres at those ski areas, subject to approval of individual applications for each project under NEPA and other applicable laws.

          National Forest Plans

Operational and development activities on National Forest lands at Steamboat are subject to the additional regulatory and planning requirements set forth in the 1996 Revision of the Routt National Forest Land and Resource Management Plan, and operational and development activities on National Forest lands at Winter Park are subject to the additional regulatory and planning requirements set forth in the 1997 Revision of the Land and Resource Management Plan for Arapaho/Roosevelt National Forest. When approving our application for development, area expansion and other activities on National Forest lands, the U.S. Forest Service must adhere to the applicable Forest Plan. Any such decision may be subject to judicial review in federal court if a party, with standing, challenges a U.S. Forest Service decision that applies the requirements of a Forest Plan.

          National Environmental Policy Act

NEPA requires the U.S. Forest Service to consider the environmental impacts of major proposed actions on National Forest land, such as expansion of a ski area, installation of new lifts or snowmaking facilities, or construction of new trails or buildings. The studies, prepared by the U.S. Forest Service, are subject to public review and comment. An Environmental Impact Statement (“EIS”) is required for projects with significant impacts to the environment and the process can be lengthy to complete. Projects that require an EIS typically take longer to approve than projects that require an Environmental Assessment (“EA”), which is prepared for projects with less significant impacts.

In each study, the U.S. Forest Service is required to analyze alternatives to the proposed action, including not taking the proposed action, as well as impacts that may be unavoidable. Following completion of study, the U.S. Forest Service may decide not to approve the proposed action or may decide to approve an alternative. Completion of the NEPA process does not guarantee that a project will be built.

94

Projects may also be completed under NEPA absent an EIS or an EA if they are eligible under a Categorical Exclusion (“Cat Ex”). Cat Ex projects consist of those projects that are not expected to have a significant environmental impact. The U.S. Forest Service has a list of Cat Ex projects and some projects at Steamboat and Winter Park are eligible to be completed under a Cat Ex.

Stratton

Act 250 is a land use and development control law enforced by the Vermont Agency of Natural Resources that requires developers to consider impacts to, among other things, waterways, air, wildlife and earth resources using 10 criteria that are designed to safeguard the environment, community life and aesthetic character of Vermont. The State of Vermont Natural Resources Board, District Environmental Commission has the power to issue or deny a permit to real estate developers for any project that encompasses more than 10 acres, or more than one acre for towns that do not have permanent zoning and subdivision bylaws. The law also applies to any development project with more than 10 housing units or housing lots, and may apply for proposed construction above 2,500 feet of elevation. Stratton has a Master Plan detailing the real estate development considerations within the resort boundary. All projects within Stratton’s Master Plan have completed or will need to complete the Act 250 process at the project level.

The Vermont Department of Public Service is the state agency charged with oversight of propane facilities in Vermont for the Federal Government’s Office of Pipeline Safety, which administers the United States Department of Transportation’s Pipeline and Hazardous Materials Safety Administration’s propane pipeline regulatory program. Stratton owns an extensive propane distribution system consisting of three 30,000 gallon above-ground propane storage tanks and related piping, regulators, vaporizers and other equipment for the purpose of providing propane to homes in the Stratton area and to Stratton’s facilities. A third party supplies and operates the system.

Stratton also operates a waste water treatment facility. Operation of the waste water treatment facility requires state and local permits, and we are currently subject to a water quality remediation plan to reduce heat and sediment discharges.

Snowshoe

Snowshoe is home to the Cheat Mountain salamander, a threatened endangered species. Prior to conducting certain development activities at Snowshoe, we must submit a site survey to the U.S. Fish and Wildlife Service demonstrating the impact of the development activities on the Cheat Mountain salamander habitat at Snowshoe.

Snowshoe, through its subsidiary, Cheat Mountain Water Company, Inc., a private utility, owns and operates a potable water facility that is approximately 40 years old and requires state and local permits to operate in Pocahontas County in the State of West Virginia. Due to the age of this facility and increasingly more stringent water discharge standards, we are evaluating options to possibly transfer the facility to a private operator, not-for-profit or municipality in the next few years.

USTs

The federal Solid Waste Disposal Act provides authority to the U.S. Environmental Protection Agency (“EPA”) to regulate underground storage tanks (“USTs”). USTs are present at Steamboat, Winter Park and Stratton and assist in storing fuel for base and mountain operations. In some states, the state UST program, if approved by the EPA, will govern over the federal regulations.

Canada

Tremblant

Our operations at Tremblant are also subject to a variety of federal, provincial and local laws, including environmental laws and health and safety regulations. Our ski operations are also subject to provincial regulations pertaining to the safety of our lifts and of individuals using our facilities at Tremblant for downhill activities. In addition, our operations at Tremblant are subject to the Province of Quebec’s labor code. At Tremblant, there is one UST and it is regulated by the Ministry of Sustainable Development, Environment, Wildlife and Parks.

Our operations at Tremblant are also subject to municipal bylaws and regulations enacted by the Municipality of Mont-Tremblant that regulate, most notably, zoning, development, commercial advertising and the environment. Furthermore, in 1991, Tremblant entered into a master agreement with the Municipality of Mont-Tremblant. The agreement governs Tremblant’s real estate development and the operation of its village, as well as the use of municipal water for the purposes of snow making.

95

CMH

CMH operates on land tenures issued by the Province of British Columbia in extensive areas inside and outside parks and protected areas. Pursuant to British Columbia’s Land Act, tenures are issued by the Ministry of Forests, Lands and Natural Resource Operations as Licenses of Occupation or Leases outside park and protected areas, on lands designated as vacant Crown land. Pursuant to British Columbia’s Park Act, tenures are issued, in the form of permits, by the same ministry.

A part of a lengthy application process, detailed management plans and maps are submitted as a foundation for the applications for tenures. The tenure applications are reviewed by the ministry and shared with a range of other government departments and public groups as referrals. They are also advertised in local newspapers for public comment. Applications must also be referred to local First Nations groups for comment. Most of the tenures that CMH holds are 30 years in length and are renewable at mid-term. CMH is required to renew or replace its tenure applications. While CMH has been able to renew its tenures several times in the past, the province retains the right not to renew all or a portion of the tenures for reasons of non-compliance, environmental protection or when the land is needed for what the Province deems to be a “higher and better use.”

Currently, CMH is the only heli-ski and heli-hiking operator operating within its tenured land, although the province has the legal right to issue additional tenures for the same use. The land management environment in British Columbia is such that the tenured operating areas for CMH can and do overlap with a range of other activities, such as forest management, mining and mineral exploration, and public recreation.

Aerotech

Aerotech is subject to a variety of federal, provincial and local laws and regulations applicable in the field of manufacturing, maintenance and repair of airframe parts and engines.

Water

We rely on a supply of water to operate our ski areas for domestic and snowmaking purposes. Availability of water depends on the existence of adequate water rights as well as physical delivery of the water when and where it is needed.

At our mountain resorts in Colorado, we own or have ownership or leasehold interests in water rights individually or through stock ownership in ditch and reservoir companies, groundwater wells and other sources. The primary source of snowmaking water for Steamboat is the Yampa River, in which we have adjudicated absolute water rights granting us access to water in accordance with those rights. The primary water source for Winter Park’s snowmaking operations is the Moffat Collection System canal located, in part, on the ski area, and owned and operated by the Water Department of the City and County of Denver (“Denver Water”). Through our leasehold interest in water rights obtained by acquisition of shares in the Clinton Ditch and Reservoir Company at its formation in 1992 and our subsequent agreements with other water users in the region, we obtained the right to use water from the Denver Water canal in sufficient amounts to support our snowmaking operations at Winter Park. At both our Colorado resorts, base area water is obtained through municipal suppliers and on-mountain water needs are satisfied primarily from on-mountain wells for which adequate water rights are owned or obtained through leasehold arrangements. We believe we have rights to sufficient quantities of water for the operation of our mountain resorts for the foreseeable future.

Delivery of the snowmaking water to each resort typically comes from water diverted directly into the snowmaking system. The streams that deliver the water are subject to minimum stream flows, freezing and other limitations that may prevent or reduce the amount of water physically available to the resort. Other on-mountain water comes from wells from which water is pumped to on-site storage facilities where it is treated and then supplied to the various facilities where it will be used.

96

Management

Executive Directors and Officers

The following table sets forth the name, age and position of individuals who will serve as our directors and executive officers.

Name	Age	Position
William Jensen	60	Chief Executive Officer and Director
Joshua Goldstein	46	Chief General Counsel, Senior Vice President and Corporate Secretary
Travis Mayer	31	Senior Vice President, Finance and Business Development

The following is a brief description of the background of our directors and executive officers listed above:

William Jensen

William (Bill) Jensen has been our Chief Executive Officer since June 2008 and a member of our board of directors since September 2013. From 2010 through 2012, Mr. Jensen also served as Chief Executive Officer and a member of the board of directors of Whistler Holdings, a publicly traded company on the Toronto Stock Exchange. Prior to his appointment at Intrawest, Mr. Jensen served as President of the Mountain Division at Vail Resorts, Inc. from February 2006 to February 2008, and prior to that held other leadership positions at Vail Resorts, Inc., including Chief Operating Officer at Vail Mountain and Chief Operating Officer at Breckenridge Ski Resort. Prior to joining Vail Resorts, Inc., Mr. Jensen acted as the President of Fiberboard Resort Group, where he oversaw the executive management of three ski resorts in California, Northstar at Tahoe, Sierra at Tahoe and Bear Mountain. Mr. Jensen currently serves on the board of MMSA Investors, L.L.C., which owns a majority interest in Mammoth.

Mr. Jensen was selected to serve on our board of directors because he is our Chief Executive Officer and has significant knowledge of, and relationships within, the leisure industry due to his experience as an executive of Fiberboard Resort Group, Vail Resorts, Inc. and Whistler Holdings. Mr. Jensen also brings to our board of directors his experience as a director of MMSA Investors, L.L.C and Whistler Holdings.

Joshua Goldstein

Joshua Goldstein has been our Senior Vice President, Chief General Counsel and Corporate Secretary since September 2012. From 2007 to 2012, Mr. Goldstein was a Counsel in the New York office of Skadden, Arps, Slate, Meagher & Flom LLP where he concentrated on corporate finance, corporate securities and mergers and acquisitions. From 2005 to 2007, Mr. Goldstein was a corporate partner in the New York office of Torys LLP. From 1996 to 2005, Mr. Goldstein was a corporate associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Goldstein is also a Certified Public Accountant.

Travis Mayer

Travis Mayer joined Intrawest in 2007 and has served as Senior Vice President, Finance and Business Development since July 2013. Prior to July 2013, Mr. Mayer held various positions at Intrawest, including Director Financial Planning and Analysis, and Vice President, Finance and Business Development. In his current role at Intrawest, Mr. Mayer is a member of the Executive Committee and oversees financial planning and analysis, mergers and acquisitions, procurement and investor relations. Prior to joining Intrawest, Mr. Mayer was a member of the U.S. Ski Team for eight years and represented the United States at two Olympic Games, earning a silver medal in the 2002 Olympics in Salt Lake City, Utah. Mr. Mayer holds an MBA from Harvard Business School and a B.S. from Cornell University, summa cum laude.

Board of Directors

In connection with this offering, we will adopt a restated certificate of incorporation and bylaws. Our restated certificate of incorporation will provide that our board shall consist of not less than       and not more than        directors as the board of directors may from time to time determine. Our board of directors will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of

97

office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2014, 2015 and 2016, respectively.             and             will each serve as a Class I director,             and             will each serve as a Class II director and             and             will each serve as a Class III director. All officers serve at the discretion of the board of directors.

Under the stockholders agreement (the “Stockholders Agreement”) we expect to enter into with our Initial Stockholders, we will be required to take all reasonable actions within our control (including nominating as directors the individuals designated by our Initial Stockholders), subject to applicable regulatory and listing requirements (including the director independence requirements of the NYSE), so that up to a majority and, in some circumstances, a majority plus two, depending upon the size of the board (depending upon the level of ownership of the Initial Stockholders and certain other affiliates of Fortress and permitted transferees) of the members of our board of directors are individuals designated by our Initial Stockholders. Upon completion of this offering, and in accordance with our Stockholders Agreement, our board of directors will consist of         directors,             of whom will be “independent,” as defined under the rules of the NYSE. Our board of directors has determined that              and             will be our independent directors.

Our restated certificate of incorporation will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors, subject to our obligations under the Stockholders Agreement discussed in the previous paragraph.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee are             (Chair),              and             . Upon effectiveness of the registration statement, each member of the committee will be “independent,” as defined under the rules of the NYSE and Rule 10A-3 under the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that              is our audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

98

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are             (Chair),             and             . Each member of our nominating and corporate governance committee is independent, as defined under the rules of the NYSE.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants of consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee are             (Chair),             and             . Each member of our compensation committee is independent, as defined under the rules of the NYSE. The “independent” directors that are appointed to the compensation committee are also “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

Code of Ethics

We will adopt a Code of Business Conduct and Ethics, which will be posted on “About Us—Investor Information—Corporate Governance” of our website at www.intrawest.com, that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof.

We will also adopt a Code of Ethics for Principal Executive and Senior Financial Officers that is applicable to our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Controller. The Code of Ethics for Principal Executive and Senior Financial Officers will be posted on “About Us—Investor Information—Corporate Governance” of our website at www.intrawest.com. We intend to post any amendments to the Code of Ethics for Principal Executive and Senior Financial Officers and any waivers that are required to be disclosed on our website.

Executive Compensation

Our named executive officers for the fiscal year ended June 30, 2013, which consist of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of June 30, 2013, are as follows:

•	William Jensen, Chief Executive Officer;

•	Dallas Lucas, former Chief Financial Officer; and

•	Joshua Goldstein, Chief General Counsel.

99

Fiscal 2013 Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our named executive officers in fiscal 2013.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
William Jensen
Chief Executive Officer	2013	700,003	700,000	6,564	1,406,567
Joshua Goldstein(3)
Chief General Counsel	2013	251,250	163,749	42,244	457,243
Dallas Lucas(4)
Former Chief Financial Officer	2013	362,788	402,500	29,599	794,887

(1)	Represents performance based bonuses paid in respect of fiscal 2013 performance, as described in greater detail below under “—Fiscal 2013 Bonus Arrangements.”

(2)	Represents (i) for Mr. Jensen, company matching contributions under our 401(k) Plan, as described in greater detail below under “—Retirement Benefits,” and a tax equalization payment and (ii) for Messrs. Lucas and Goldstein, relocation and temporary housing expenses paid in fiscal 2013.

(3)	Mr. Goldstein commenced employment with us on September 17, 2012.

(4)	Mr. Lucas commenced employment with us on July 30, 2012. Mr. Lucas’ employment with us terminated effective as of October 11, 2013, as described in greater detail below under “—Separation Arrangement with Mr. Lucas.”

Fiscal 2013 Bonus Arrangements

Each of our named executive officers participated in our Fiscal Year 2013 Incentive Plan in fiscal 2013, pursuant to which each officer was eligible to receive a cash incentive bonus upon the achievement of certain performance goals and subject to the officer's continued employment through the applicable payment date. For Messrs. Jensen and Lucas, the Fiscal Year 2013 Incentive Plan provides that a total of 80% of the bonus for each officer was based on our achievement of an Adjusted EBITDA goal, and the remaining 20% was based on pre-determined quantifiable individual goals and objectives. For Mr. Goldstein, the Fiscal Year 2013 Incentive plan provides that a total of 50% was based on our achievement of an Adjusted EBITDA goal and 50% based on pre-determined quantifiable individual goals and objectives.

Messrs. Jensen and Lucas were eligible to receive a target cash bonus payment under the Fiscal Year 2013 Incentive Plan equal to 100% of their respective annual base salaries upon the achievement of the applicable objectives, and Mr. Goldstein was eligible to earn a bonus equal to 50% of his annual base salary upon the achievement of the applicable objectives. We achieved all of the applicable corporate performance metrics at the target level and Messrs. Jensen, Lucas and Goldstein each achieved all of their respective individual goals and objectives in respect of fiscal 2013. As a result, we made payment of the bonuses to each of Messrs. Jensen, Lucas and Goldstein in October 2013 in the respective amounts listed in the “Fiscal 2013 Summary Compensation Table,” above, under the heading “Non-Equity Incentive Plan Compensation.”

Employment Arrangements

In connection with this offering, we expect to enter into new employment agreements with Messrs. Jensen and Goldstein, which will replace each of their arrangements in effect for fiscal 2013. The terms of those arrangements have not yet been determined. This prospectus will be updated to include a summary of those arrangements once their terms are finalized.

Retirement Benefits

Each of our named executive officers who is employed by us is eligible to participate, along with substantially all of our U.S. employees, in the Intrawest 401(k) Retirement Plan.

The Intrawest 401(k) Retirement Plan provides for matching contributions to eligible employees who have completed one year of service that, prior to January 1, 2013, were equal to 50% of the first 1% of the participant’s compensation, and following January 1, 2013, were equal to 50% of the first 1.5% of the participant’s compensation.

100

The matching contributions made to Mr. Jensen are included in the “All Other Compensation” column of the “Fiscal 2013 Summary Compensation Table” above. Messrs. Lucas and Goldstein had not met the one-year service requirement for a matching contribution as of June 30, 2013 and therefore did not receive a matching contribution in fiscal 2013.

Outstanding Equity Awards at Fiscal Year End

None of our named executive officers held any outstanding equity awards as of June 30, 2013.

Potential Payments Upon Termination or Change in Control

As described above in “—Employment Arrangements,” we expect to enter into new employment arrangements with Messrs. Jensen and Goldstein, the terms of which have not yet been determined. We expect that any payments or benefits that would be provided to them upon a termination of employment or change in control would be included in those arrangements. This prospectus will be updated to include a summary of any applicable payments and benefits in those arrangements once their terms are finalized.

Separation Arrangement with Mr. Lucas

Mr. Lucas’s employment with us terminated effective as of October 11, 2013. In accordance with the terms of his employment agreement, Mr. Lucas became entitled to receive the following payments and benefits as a result of his termination of employment: (i) a payment equal to $61,924, in respect of eight weeks of his base salary; (ii) continued employer contributions for health and dental coverage through January 31, 2014; and (iii) a pro-rated bonus for the portion of fiscal 2014 that he was employed by us, the amount of which will be determined based on our achievement of applicable performance goals for fiscal 2014. Mr. Lucas also received the full amount of his earned but unpaid fiscal 2013 annual bonus, as listed in the “Fiscal 2013 Summary Compensation Table,” above, under the heading “Non-Equity Incentive Plan Compensation.” Mr. Lucas executed a general release of claims in respect of receiving these payments and benefits and remains subject to certain non-competition and non-solicitation restrictions through the first anniversary of his date of termination.

Director Compensation

Intrawest Resorts Holdings, Inc. did not have any directors during fiscal 2013. As a result, no information relating to our fiscal 2013 director compensation has been included in this prospectus.

101

Principal and Selling StockholderS

Immediately prior to this offering,        % of the shares of our common stock were directly held by Intrawest Europe Holdings S.à r.l. (the selling stockholder) and        % of the shares of our common stock were directly held by Intrawest S.à r.l.

The following table sets forth information regarding the ownership of our common stock. Other than the Initial Stockholders and their direct and indirect equity holders, we are not aware of any person, or group of affiliated persons, who beneficially owns more than five percent of our outstanding common stock. None of our officers and directors beneficially own any shares of our common stock. The percentage of beneficial ownership of our common stock before this offering is based on      shares of common stock issued and outstanding as of             , 2013 (as adjusted to reflect the      -for-1 stock split). The percentage of beneficial ownership of our common stock after this offering is based on             shares of common stock issued and outstanding (as adjusted to reflect the      -for-1 stock split). The table assumes that the underwriters will not exercise their option to purchase additional shares.

Name	Shares Beneficially Owned Prior to the Offering		Shares to be Sold in this Offering	Shares Beneficially Owned After Giving Effect to the Offering
	Number	Percent		Number	Percent
Initial Stockholders(1)		100%

(1)	Prior to this offering, Intrawest Europe Holdings S.à r.l. directly owns shares of our common stock and Intrawest S.à r.l. directly owns shares of our common stock. Intrawest Europe Holdings S.à r.l. owns 100% of Intrawest S.à r.l. Intrawest Europe Holdings S.à r.l. is selling of the shares of our common stock that it directly owns in this offering. Intrawest Europe Holdings S.à r.l. and Intrawest S.à r.l are the Initial Stockholders. Intrawest Cayman L.P. owns 100% of Intrawest Holdings S.à r.l., which owns 100% of Intrawest Europe Holdings S.à r.l. Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D), L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D), L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., Fortress Investment Fund IV (Coinvestment Fund G) L.P., Fortress IW Coinvestment Fund IV (Fund A) L.P., Fortress IW Coinvestment Fund IV (Fund B) L.P., Fortress IW Coinvestment Fund IV (Fund C) L.P., Fortress IW Coinvestment Fund IV (Fund D), L.P., and Fortress IW Coinvestment Fund IV (Fund G) L.P. (collectively, the “Funds”) collectively own 82.1% of the common units and 88.7% of the Class A Preferred Units of Intrawest Cayman L.P. FIG LLC is the investment manager of each of the Funds. Fortress Operating Entity I LP (“FOE I”) is the 100% owner of FIG LLC. FIG Corp. is the general partner of FOE I. FIG Corp. is a wholly owned subsidiary of Fortress Investment Group LLC. As of September 30, 2013, Mr. Wesley R. Edens owns 14.33% of Fortress Investment Group LLC (Class A and B shares), and Mr. Randal A. Nardone owns 10.44% of Fortress Investment Group LLC (Class A and B shares). By virtue of their ownership interest in Fortress Investment Group LLC and certain of its affiliates, Mr. Edens and Mr. Nardone may be deemed to own the shares listed as beneficially owned by the Initial Stockholders. Mr. Edens and Mr. Nardone each disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Fortress Investment Group LLC is 1345 Avenue of the Americas, New York, NY 10105. Entities controlled by an affiliate of Grove International Partners LLP (“Grove”) collectively own 17.9% of the common units and 11.3% of the Class A Preferred Units of Intrawest Cayman L.P.

102

Certain Relationships and Related Party Transactions

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. We expect our officers and directors to review, approve and ratify transactions with related parties pursuant to the procedures outlined in a policy on related party transactions, which we will adopt prior to the completion of this offering. When considering potential transactions involving a related party that may require board approval, our officers will notify our board of directors in writing of the proposed transaction, provide a brief background of the transaction and schedule a meeting with the full board of directors to review the matter. At such meetings, our Chief Executive Officer, Chief Financial Officer and other members of management, as appropriate, will provide information to the board of directors regarding the proposed transaction, after which the board of directors and management will discuss the transaction and the implications of engaging a related party as opposed to an unrelated third party. If the board of directors (or specified directors as required by applicable legal requirements) determines that the transaction is in our best interests, it will vote to approve us entering into the transaction with the applicable related party.

Prior to the adoption of the written policy, we did not adopt a formal policy for reviewing existing related party transactions that are required to be disclosed under the SEC rules. Our board will review related party transactions as deemed necessary and advisable by members of our board, on a case by case basis, based on the particular facts and circumstances of each transaction and as required by law.

Stockholders Agreement

General

Prior to the completion of this offering, we will enter into the Stockholders Agreement with the Initial Stockholders.

As discussed further below, the Stockholders Agreement will provide certain rights to Fortress with respect to the designation of directors for nomination and election to our board of directors, as well as registration rights for certain of our securities beneficially owned, directly or indirectly, by the Initial Stockholders and Fortress and their affiliates and permitted transferees.

Our Stockholders Agreement will provide that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our restated certificate of incorporation or amended and restated bylaws in effect as of the date of the Stockholders Agreement that would add restrictions to the transferability of our shares by the Initial Stockholders or their permitted transferees which are beyond those provided for in our restated certificate of incorporation, restated bylaws, the Stockholders Agreement or applicable securities laws, or that nullify the rights set out in the Stockholders Agreement of the Initial Stockholders or their permitted transferees unless such amendment is approved by Fortress.

Designation and Election of Directors

Our Stockholders Agreement will provide that, for so long as the Stockholders Agreement is in effect, we, the Initial Stockholders and Fortress and certain of its affiliates and permitted transferees shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors held of record or beneficially owned by Fortress or its affiliates or permitted transferees, and, with respect to us, including in the slate of nominees recommended by the board those individuals designated by Fortress) so as to elect to the board, and to cause to continue in office, not more than           directors (or such other number as Fortress may agree in writing), of whom, at any given time:

•	a number of directors equal to a majority of the board of directors, plus one director, shall be individuals designated by Fortress, for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders, at least % of our voting power.

103

•	a number equal to a majority of the board of directors, minus one director, shall be individuals designated by Fortress, for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then Fortress shall have the right to designate a number of directors equal to directors;

•	a number of directors (rounded up to the nearest whole number) that would be required to maintain Fortress’ proportional representation on the board of directors shall be individuals designated by Fortress for so long as Fortress, directly or indirectly, beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then Fortress shall have the right to designate directors; and

•	a number of directors (rounded up to the nearest whole number) that would be required to maintain Fortress’ proportional representation on the board of directors shall be individuals designated by Fortress for so long as Fortress, directly or indirectly, beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then Fortress shall have the right to designate director.

In addition, the Stockholders Agreement will provide Fortress with the right to designate an additional director to our board of directors when Grove is able to select a director for nomination to our board pursuant to the provisions of the Cayman L.P. Limited Partnership Agreement described in the following paragraph.

Pursuant to the Third Amended and Restated Exempted Limited Partnership Agreement of Cayman L.P. (the “Cayman L.P. Limited Partnership Agreement”), the general partner of Cayman L.P. is required to use commercially reasonable efforts to cause the nomination and election to our board of directors of a director nominee designated by Grove until the earlier of (i) the date on which Grove no longer owns any partnership interests in Cayman L.P. or (ii) the date on which certain indebtedness of Cayman L.P. is repaid in full. We expect that Fortress will use its additional board designation right described in the preceding paragraph to nominate the director selected by Grove to our board of directors.

Indemnification

The Stockholders Agreement will provide that we will indemnify the Initial Stockholders and their officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of our assets or properties, and the operation or conduct of our business, prior to or following this offering; and

•	any other activities we engage in.

In addition, we will agree to indemnify the Initial Stockholders and their officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act and the Exchange Act, relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement or report that we file, other than misstatements or omissions made in reliance on information relating to and furnished by the Initial Stockholders for use in the preparation of that registration statement or report.

Registration Rights

Demand Rights. Under our Stockholders Agreement, the Initial Stockholders will have, for so long as the Initial Stockholders directly or indirectly beneficially own, together with Fortress and its affiliates, an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”), “demand” registration rights that allow the Initial Stockholders, for themselves and for Fortress and their affiliates and permitted transferees, at any time after 180 days following the consummation of this offering, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The

104

Initial Stockholders, for themselves and for Fortress and their affiliates and permitted transferees, will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We will also not be required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We will not be obligated to grant a request for a demand registration within one month of any other demand registration.

Piggyback Rights. For so long as the Initial Stockholders beneficially own, together with Fortress and their affiliates and permitted transferees, an amount of our common stock equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of this offering, the Initial Stockholders (and Fortress and its affiliates and permitted transferees) will also have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8 or pursuant to an employee benefit plan arrangement) or by any of our other stockholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration. Under our Stockholders Agreement, we will grant to the Initial Stockholders or any of their respective permitted transferees, for so long as the Initial Stockholders, together with Fortress and its affiliates and permitted transferees, beneficially own a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders. In addition, the Initial Stockholders, for themselves and for Fortress and their affiliates and permitted transferees, may elect to participate in such shelf registrations within ten days after notice of the registration is given. Pursuant to the Cayman L.P. Limited Partnership Agreement, the general partner of Cayman L.P. is required to use commercially reasonable efforts to cause us to use good faith efforts to have a registration statement on Form S-3 declared effective under the Securities Act after we are eligible to use a registration statement on Form S-3. Accordingly, the Initial Stockholders have informed us that they intend to request that we file a shelf registration statement on Form S-3 with the SEC promptly after we are eligible to do so. The Initial Stockholders have also informed us that the timing of any sales of their shares of our common stock has not been determined.

Indemnification; Expenses; Lock-ups. Under our Stockholders Agreement, we will agree to indemnify the applicable selling stockholder and its officers, directors, employees, managers, members, partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder will agree to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration and offering-related expenses incidental to our performance under the Stockholders Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement. We have agreed to enter into, and to cause our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Initial Stockholders, for themselves and for Fortress and their affiliates and permitted transferees.

Notes Payable to Partners

As of September 30, 2013, Cayman L.P. had loans due to affiliates of Fortress, consisting of notes payable to partners with a principal balance of approximately $597.5 million and accrued interest of approximately $828.8 million. Pursuant to the applicable loan agreements, Cayman L.P. accrued interest at rates ranging between 15.6% and 20.0% per annum on the notes payable to partners. In connection with the Restructuring, we were released as an obligor with respect to all of the notes payable to partners. See “Description of Certain Indebtedness—Notes Payable to Partners.”

Abercrombie & Kent Group of Companies, S.A. / Wintergames Travel L.P.

On October 26, 2006, Abercrombie & Kent Group of Companies, S.A. (“A&K”) was transferred to Wintergames Travel L.P. (“Wintergames”), which is controlled by Fortress. As of September 30, 2013, we had a receivable due from A&K with a principal balance of $5.5 million and accrued interest of $0.8 million. Interest accrued monthly

105

at an annually-adjusted rate based on LIBOR plus 1.0%. This debt was repaid in the Restructuring. Additionally, an affiliate of Fortress periodically made contributions to us. In fiscal 2013, we received contributions from an affiliate of Fortress in the amount of approximately $6.7 million. We did not receive any such contributions in the three months ended September 30, 2013 and will not receive any such contributions following the Restructuring.

Whistler Blackcomb Holdings, Inc.

From November 2010 through December 2012, William Jensen, our Chief Executive Officer and Director, was the chief executive officer and a director of Whistler Holdings. During that time, we held a 24% interest in Whistler Holdings. In connection with his agreement to serve as chief executive officer of Whistler Holdings, Mr. Jensen was given a base salary of $250,000 and 20,833 restricted stock units of Whistler Holdings, which were originally subject to vest over a three year period. One third of such restricted stock units vested on January 18, 2012. The value of such restricted stock units at the time of vesting was $74,799 (based on the market price of Whistler Holdings shares and the U.S./Canadian dollar exchange rate on such date). In connection with the sale of our interest in Whistler Holdings in November 2012, the vesting of all of Mr. Jensen’s remaining restricted stock units was accelerated to December 5, 2012. The value of such restricted stock units at the time of vesting was $175,058 (based on the market price of Whistler Holdings shares and the U.S./Canadian dollar exchange rate on such date).

106

Description of Certain Indebtedness

Third-Party Long-Term Debt

New Credit Agreement

On December 9, 2013, one of our subsidiaries, Intrawest Operations Group, LLC, as borrower, entered into a Credit Agreement (the “New Credit Agreement”) with a syndicate of lenders, Goldman Sachs Bank USA, as issuing bank, and Goldman Sachs Lending Partners LLC, as administrative agent, providing for a $540.0 million senior secured first-lien term loan facility (the “New Term Loan”), a $25.0 million senior secured first-lien revolving loan facility, which may also be used to obtain letters of credit (the “New Revolver”), and a $55.0 million senior secured first lien letter of credit facility (the “New LC Facility”), with the ability by the borrower to increase the size of the New Term Loan from time to time in an aggregate amount of up to $100.0 million plus an additional amount such that, after giving effect to such additional amount, the Total Secured Debt Leverage Ratio (the ratio of net secured debt to Adjusted EBITDA) is less than or equal to 4.50:1.00. The maturity date for the New Term Loan is December 9, 2020, and the maturity date for the New Revolver and the New LC Facility is December 9, 2018.

The New Credit Agreement contains a mechanism to extend the maturity date of any facility or all facilities at the option of the borrower with the consent of the lenders holding the term loans, revolving loan commitments and LC facility commitments the maturities of which are being extended, subject to the satisfaction of certain conditions. Borrowings under the New Term Loan, the New Revolver and the New LC Facility accrue interest at a per annum rate equal to, at the option of the borrower, the Base Rate (as defined in the New Credit Agreement) plus 3.50% or the Adjusted Eurodollar Rate (as defined in the New Credit Agreement) plus 4.50%, with a 0.25% reduction on the interest rate applied to borrowings under the New Revolver if the Total Secured Debt Leverage Ratio for any four-quarter period drops below 4.50:1.00. Letter of credit fees are payable quarterly in arrears in an amount equal to 4.50% (with a 0.25% reduction on letters of credit issued under the New Revolver if the Total Secured Debt Leverage Ratio for any four-quarter period drops below 4.50:1.00) per annum times the average aggregate daily maximum amount available to be drawn under such letters of credit, plus a fronting fee payable to the issuing bank with respect to such letters of credit equal to 0.25% per annum times the average aggregate daily maximum amount available to be drawn under such letters of credit. Commitment fees are payable quarterly in arrears in an amount equal to (i) with respect to the New Revolver, the average of the daily difference between the commitments under the New Revolver and the aggregate principal amount of (A) all outstanding revolving loans (excluding swing line loans) plus (B) the maximum amount available to be drawn under letters of credit issued under the New Revolver plus the aggregate amount of unreimbursed drawings with respect to letters of credit issued under the New Revolver, times 0.375% per annum and (ii) with respect to the New LC Facility, the average of the daily difference between the commitments under the New LC Facility and the aggregate principal amount of the maximum amount available to be drawn under letters of credit issued under the New LC Facility plus the aggregate amount of unreimbursed drawings with respect to letters of credit issued under the New LC Facility, times 0.375% per annum, provided that if such average daily difference is greater than 15% of the commitments under the New LC Facility, then the commitment fee rate applied to such excess will be 4.50% per annum instead of 0.375% per annum. The New Term Loan is required to be repaid in advance of the maturity date in equal quarterly principal installment amounts of $1.35 million. Prepayments of the New Term Loan are required to be made with certain proceeds of asset sales, insurance claims, condemnation proceedings, debt issuances and excess cash flow, subject to certain exceptions, threshold amounts and reinvestment rights.

The borrower’s obligations under the New Term Loan, the New Revolver and the New LC Facility, along with obligations under hedge agreements entered into with the administrative agent, any lender or any of their respective affiliates, are guaranteed on a senior secured, first-lien basis by Intrawest Operations Group Holdings, LLC, as parent guarantor, as well as each existing and after-acquired or formed wholly owned (other than with respect to equity interests issued to current and former directors, officers and employees) domestic subsidiary of the borrower, other than certain exceptions. The borrower and guarantor obligations under the New Term Loan, the New Revolver and the New LC Facility, along with obligations under hedge agreements entered into with the administrative agent, any lender or any of their respective affiliates, are secured by first-priority liens, subject to permitted liens and certain exclusions, thresholds and exceptions, on substantially all assets of the borrower and the guarantors. The New Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default, in each case, subject to certain exceptions, thresholds, materiality qualifiers and, with respect to events of default, grace periods.

107

Prior First Lien Credit Agreeement and Second Lien Credit Agreement

On December 4, 2012, Intrawest Canada, Intrawest Europe Holdings S.à r.l. (“Intrawest Europe”), Intrawest U.S., Wintergames and Steamboat Acquisition LLC (“Steamboat Acquisition”), as borrowers, entered into a First Lien Credit Agreement (the “First Lien Credit Agreement”) with a syndicate of lenders and Goldman Sachs Lending Partners LLC, as administrative agent, providing for a $450.0 million senior secured first lien term loan facility (the “Fiscal Year 2013 First Lien Term Loan”), a $20.0 million senior secured first lien revolving loan facility, which may also be used to obtain letters of credit (the “Fiscal Year 2013 First Lien Revolver”), and a $55.0 million senior secured first lien letter of credit facility (the “Fiscal Year 2013 First Lien LC Facility” and together with the Fiscal Year 2013 First Lien Term Loan and the Fiscal Year 2013 First Lien Revolver, the “Fiscal Year 2013 First Lien Loans”). On December 4, 2012, Intrawest Canada, Intrawest Europe, Intrawest U.S., Wintergames and Steamboat Acquisition, as borrowers, entered into a Second Lien Credit Agreement (the “Second Lien Credit Agreement”) with a syndicate of lenders and Goldman Sachs Lending Partners LLC, as administrative agent, providing for a $125.0 million senior secured second lien term loan facility (the “Fiscal Year 2013 Second Lien Term Loan” and together with the Fiscal Year 2013 First Lien Loans, the “Fiscal Year 2013 Lien Loans”). On December 9, 2013, one of our subsidiaries entered into the New Credit Agreement. See“—New Credit Agreement.” The borrowings under the New Credit Agreement, together with cash on hand and funds contributed to us by an affiliate of Fortress, were used to refinance and replace the borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Notes Payable to Partners

On April 27, 2010, Intrawest Europe, as borrower, entered into a third lien credit agreement with certain lenders and SKI ITW Trust LLC, as administrative agent, providing for a secured third lien term loan facility in an initial principal amount of $210.0 million. Amendments to the third lien credit agreement were entered into on December 4, 2012, April 30, 2013 and December 9, 2013. Intrawest Canada, Intrawest Europe, Intrawest U.S., Wintergames and Steamboat Acquisition, as borrowers, are parties with certain lenders and Ski ITW Trust LLC, as administrative agent, to an amended and restated credit agreement, dated as of February 28, 2007, as amended from time to time, including most recently on December 4, 2012, providing for a term loan facility in an initial principal amount of $300.0 million. On October 23, 2008, Intrawest Europe and Intrawest U.S., as borrowers, and certain lenders entered into a credit agreement, dated as of October 23, 2008, as amended from time to time, including most recently on December 4, 2012, providing for a term loan facility in an initial principal amount of $100.0 million. In this prospectus, we refer to the indebtedness outstanding under these credit agreements as “notes payable to partners.” In connection with the Restructuring, we were released as an obligor with respect to all of the notes payable to partners, together with all accrued and unpaid interest thereon. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

108

Description of Capital Stock

The following descriptions are summaries of the material terms of our restated certificate of incorporation and amended and restated bylaws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Under our restated certificate of incorporation, our authorized capital stock consists of:

•	shares of common stock, par value $0.01 per share; and

•	preferred shares, par value $0.01 per share.

Upon completion of this offering, there will be outstanding             shares of common stock after giving effect to the           - for-1 stock split (which will be effective upon completion of this offering) and assuming no exercise of the underwriters’ option to purchase additional shares, and no outstanding shares of preferred stock.

The following is a description of the material terms of our restated certificate of incorporation and amended and restated bylaws. We refer you to our restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock prior to distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price for such shares.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may

109

be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Stockholders Agreement

For a description of the Stockholders Agreement that we intend to enter into with the Initial Stockholders, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Anti-Takeover Effects of Delaware Law, Our Restated Certificate of Incorporation and Our Amended and Restated Bylaws

The following is a summary of certain provisions of Delaware law, our restated certificate of incorporation and our restated bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), an anti-takeover law, will not apply to us. However, our restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders and not by written consent by the affirmative vote of holders at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

110

Under certain circumstances, the provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that Fortress and certain of its affiliates, and any group as to which such persons are a party or any transferee of any such person or group of persons, will not constitute “interested stockholders” for purposes of this provision.

Other Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Our restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2014, 2015 and 2016, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our restated certificate of incorporation and amended and restated bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least          % of the voting interest of stockholders entitled to vote; provided, however, that for so long as Fortress, and certain of its affiliates and permitted transferees, beneficially own, directly or indirectly, at least          % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock by the Initial Stockholders), directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote. Pursuant to our restated certificate of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “—Preferred Stock.”

Ability of our Stockholders to Act

Our restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to call special stockholders meetings; provided, however, that for so long as Fortress and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, at least          % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders), any stockholders that collectively beneficially own at least         % of our issued and outstanding common stock may call special meetings of our stockholders. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Under our restated certificate of incorporation and amended and restated bylaws, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting by written consent of a majority of our stockholders for so long as Fortress and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, at least           % of our issued and outstanding common stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders). After Fortress and certain of its affiliates and permitted transferees beneficially own, directly or indirectly, less than          % of our issued and outstanding stock (including Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholders), only action by unanimous written consent of our stockholders can be taken without a meeting.

Our amended and restated bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders.

111

In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our amended and restated bylaws provide that no business may be transacted at any annual meeting of our stockholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors or (c) otherwise properly brought by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Forum Selection Clause

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our restated certificate of incorporation provides that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. Our restated certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection clause.

Limitations on Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for the following (to the extent such exemption is not permitted under the DGCL, as amended from time to time):

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain

112

expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our restated certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our restated certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Corporate Opportunity

Under our restated certificate of incorporation, to the extent permitted by law:

•	Fortress and its affiliates, including the Initial Stockholders, have the right to, and have no duty to abstain from exercising such right to, engage or invest in the same or similar business as us, do business with any of our customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•	if Fortress or its affiliates, including the Initial Stockholders, or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	in the event that any of our directors and officers who is also a director, officer or employee of any of Fortress or its affiliates, including the Initial Stockholders, acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of Fortress or its affiliates, including the Initial Stockholders, pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “          .”

113

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have             shares of common stock issued and outstanding (or         shares if the underwriters exercise their option to purchase additional shares in full). All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately         % of our outstanding common stock will be beneficially owned by the Initial Stockholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We, all of our directors and executive officers and the Initial Stockholders have agreed that, subject to certain exceptions, for            days after the date of this prospectus, without the prior written consent of           , we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities.

          , in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreements,            will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

114

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

Pursuant to the Stockholders Agreement, the Initial Stockholders and certain of their affiliates and permitted third party transferees will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the       -day lock-up period described above. The Initial Stockholders and certain of their affiliates and permitted third party transferees will also be entitled to piggyback registration rights with respect to future registration statements that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Initial Stockholders sell a large number of shares of common stock, the market price of our common stock could decline. The Initial Stockholders have informed us that they intend to request that we file a shelf registration statement on Form S-3 with the SEC promptly after we become eligible to do so. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for a more detailed description of these registration rights.

115

United States Federal Tax Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax considerations generally applicable to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change or differing interpretation, possibly with retroactive effect. State, local, estate and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, certain former citizens and former long-term residents of the United States, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a partnership or other “pass through” entity or an investor in any such entity, a tax-exempt organization, a bank or other financial institution, a broker, dealer or trader in securities, commodities or currencies, a person holding our common stock as part of a hedging, conversion, straddle, constructive sale or other risk reduction transaction or an insurance company. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. Holders who purchase our common stock for cash and will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other pass-through entity) that is not a citizen or individual resident of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in a partnership holding our common stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of a holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Dispositions.”

Generally, distributions treated as dividends paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty. Distributions treated as dividends that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected distributions received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).

To claim the benefit of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

116

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder), (ii) in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) we are or have been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such non-U.S. holder held our common stock and (as long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other disposition occurs) such non-U.S. holder owns or owned (actually or constructively) more than five percent of our common stock at any time during the shorter of the two periods mentioned above.

If gain or loss is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder) or, if we are or become a United States real property holding corporation and a non-U.S. holder owns or owned five percent or more of our common stock during the shorter of the two periods mentioned above, any gain or loss that is realized on the disposition of our common stock by such a non-U.S. holder will be recognized in an amount equal to the difference between the amount of cash and the fair market value of any other property received for the common stock and the non-U.S. holder’s basis in the common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common stock has been held for more than one year. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a non-U.S. holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the non-U.S. holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Internal Revenue Service. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

117

Underwriting

Goldman Sachs & Co., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Goldman Sachs & Co.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	that the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	that there is no material change in our business or the financial markets; and

•	that we deliver customary closing documents to the underwriters.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

There is no established trading market for shares of our common stock and a liquid trading market may not develop. It is also possible that the shares will not trade at or above the initial offering price following the offering.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Although the selling stockholder acquired beneficial ownership of our common stock in the ordinary course of business in connection with our formation and the Restructuring and at such time the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock, the selling stockholder may be deemed a statutory underwriter.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and expenses we and the selling stockholder will pay to the underwriters. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

		Without Option			With Option
		Per Share		Total		Per Share		Total
Public offering price	$		$		$		$
Underwriting discount	$		$		$		$
Proceeds to us before expenses	$		$		$		$
Proceeds to the selling stockholder before expenses	$		$		$		$

118

The expenses of the offering, not including the underwriting discount, are estimated at $         million and are payable by us. We have agreed to reimburse the underwriters for expenses relating to the clearance of the offering with the Financial Industry Regulatory Authority in an amount of up to $         .

The Option to Purchase Additional Shares

We have granted an option to the underwriters to purchase up to                      additional shares at the public offering price, less the underwriting discount, and the selling stockholder has granted an option to the underwriters to purchase up to          additional shares at the public offering price, less underwriting discount. Any shares sold pursuant to the option to purchase additional shares will be apportioned between us and the selling stockholder pro rata in accordance with the number of shares initially sold by us and the selling stockholder. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Lock-Up Agreements

We, all of our directors and executive officers and the Initial Stockholders have agreed that, subject to certain exceptions, for            days after the date of this prospectus, without the prior written consent of           , we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities.

          , in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreements,            will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “          .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholder and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

119

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we, the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholder nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing market making and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with rela-

120

tionships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of has been obtained to each such proposed offer or resale.

The selling stockholder, the representatives and their affiliates and we will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Initial Stockholders, any of the underwriters or us to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company, the selling stockholder nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company, the selling stockholder or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

121

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

Our shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us, the selling stockholder or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the

122

subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Japan

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

123

Legal Matters

Skadden, Arps, Slate, Meagher & Flom LLP is representing us in connection with this offering. The underwriters are being represented by Davis Polk & Wardwell LLP.

Experts

The balance sheet of Intrawest Resorts Holdings, Inc. as of September 24, 2013 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of Intrawest Cayman L.P. and subsidiaries as of June 30, 2012 and 2013, and for each of the years in the two-year period ended June 30, 2013, have been included herein in reliance upon the report of KPMG LLP (United States), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, comprehensive loss, partners’ deficit, and cash flows and financial statement schedule of Intrawest Cayman L.P. for the year ended June 30, 2011 have been included herein in reliance upon the report of KPMG LLP (Canada), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Market and Industry Data and Forecasts

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Where You Can Find More Information

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance, with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, www.intrawest.com. Information on, or accessible through, our website is not part of this prospectus.

124

F-1

Report of Independent Registered Public Accounting Firm

The Stockholders
Intrawest Resorts Holdings, Inc.:

We have audited the accompanying balance sheet of Intrawest Resorts Holdings, Inc. (the Company) as of September 24, 2013. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Intrawest Resorts Holdings, Inc. as of September 24, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
September 30, 2013

F-2

Intrawest Resorts Holdings, Inc.

Balance Sheet

September 24, 2013
ASSETS
Cash and cash equivalents	$100
Total assets	$100

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$—
Stockholders’ equity:
Common stock: $0.01 par value, 100 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	99
Total stockholders’ equity	100
Total liabilities and stockholders’ equity	$100

See accompanying notes to balance sheet.

F-3

Intrawest Resorts Holdings, Inc.

Notes to Balance Sheet
September 24, 2013

1. Organization

Intrawest Resorts Holdings, Inc. (the “Company”) was incorporated in Delaware on August 30, 2013. The Company has nominal assets, no liabilities, and has conducted no operations. It is intended that Intrawest Cayman L.P. will cause its indirect subsidiaries to contribute 100% of the equity interests in both Intrawest U.S. Holdings Inc. and Intrawest ULC, to the Company. Through this restructuring, the Company will become an indirect subsidiary of Intrawest Cayman L.P.

2. Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate statements of income, changes in stockholders’ equity, and cash flows have not been presented in the financial statements because there have been no activities of this entity.

3. Stockholders’ Equity

The Company is authorized to issue one class of stock designated as “Common Stock”. The total number of shares which the Company is authorized to issue is 100 shares, of which 100 shares shall be Common Stock, each having a par value $0.01 per share. On September 24, 2013, the Company issued 100 shares of Common Stock in exchange for $100. Under the Company’s certificate of incorporation in effect as of August 30, 2013, all shares of Common Stock are identical.

F-4

Report of Independent Registered Public Accounting Firm

The Partners

Intrawest Cayman L.P.:

We have audited the accompanying consolidated balance sheets of Intrawest Cayman L.P. and subsidiaries (the Partnership) as of June 30, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, partners’ deficit, and cash flows for each of the years in the two-year period ended June 30, 2013. These consolidated financial statements and financial statement schedule, Schedule II Valuation and Qualifying Accounts and Reserves, are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intrawest Cayman L.P. and subsidiaries as of June 30, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, Schedule II Valuation and Qualifying Accounts and Reserves, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Denver, Colorado
September 30, 2013

F-5

Report of Independent Registered Public Accounting Firm

To the Partners of
Intrawest Cayman L.P.:

We have audited the accompanying consolidated statements of operations, comprehensive loss, partners’ deficit, and cash flows of Intrawest Cayman L.P. (the “Partnership”) for the year ended June 30, 2011. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule for the year ended June 30, 2011 as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Vancouver, Canada
September 30, 2013

F-6

INTRAWEST CAYMAN L.P.
Consolidated Balance Sheets
June 30, 2012 and 2013
(In thousands)

	2012	2013
Assets
Current assets:
Cash and cash equivalents	$46,908	$59,775
Restricted cash	71,138	13,685
Receivables, net of allowances of $10,332 and $8,333	38,108	38,298
Amounts due from related parties, net of allowances of $24,483 and $0	728	79
Inventories	34,256	29,151
Prepaid expenses and other assets	22,365	20,759
Total current assets	213,503	161,747
Receivables, net of allowances of $3,753 and $6,264	44,246	37,779
Amounts due from related parties	5,996	6,262
Property, plant and equipment, net	510,178	475,856
Real estate held for development	193,806	164,916
Deferred charges and other	10,272	28,584
Equity method investments	196,627	86,344
Intangible assets, net	73,554	65,503
Goodwill	94,611	94,609
Total assets	$1,342,793	$1,121,600
Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$59,347	$62,196
Amounts due to related parties	1,493	—
Deferred revenue and deposits	43,216	52,110
Long-term debt due within one year	16,681	8,201
Total current liabilities	120,737	122,507
Deferred revenue and deposits	25,807	22,115
Long-term debt	719,400	580,662
Notes payable to partners	1,109,005	1,358,695
Deferred income taxes	26,199	31
Other long-term liabilities	65,926	56,336
Total liabilities	2,067,074	2,140,346

Commitments and contingencies (note 20)

Partners’ deficit:
Partnership units, unlimited number authorized
General partner: 0 units outstanding at June 30, 2012 and 2013	—	—
Limited partners: 1,350,253 and 1,352,253 units oustanding at June 30, 2012 and 2013, respectively	(877,879)	(1,166,797)
Accumulated other comprehensive income	153,598	148,805
Total Intrawest Cayman L.P. deficit	(724,281)	(1,017,992)
Noncontrolling interest	—	(754)
Total partners’ deficit	(724,281)	(1,018,746)
Total liabilities and partners’ deficit	$1,342,793	$1,121,600

See accompanying notes to consolidated financial statements.

F-7

INTRAWEST CAYMAN L.P.
Consolidated Statements of Operations
Years ended June 30, 2011, 2012 and 2013
(In thousands, except unit and per unit data)

	2011	2012	2013
Revenues	$559,523	$513,447	$524,407
Operating expenses	504,005	453,187	448,944
Depreciation and amortization	76,371	57,655	58,342
Loss on disposal of assets	26,196	9,443	12,448
Impairment of long-lived assets	12,140	782	143
Impairment of real estate	73,230	8,137	1,052
Goodwill impairment	64,097	3,575	—
(Loss) income from operations	(196,516)	(19,332)	3,478
Interest income	9,162	7,467	6,630
Interest expense on third party debt	(143,463)	(135,929)	(98,437)
Interest expense on notes payable to partners	(160,943)	(195,842)	(236,598)
Earnings (loss) from equity method investments	8,299	538	(5,147)
Gain on disposal of equity method investments	—	—	18,923
Loss on extinguishment of debt	—	—	(11,152)
Other (expense) income , net	(2,021)	1,199	1,973
Loss from continuing operations before income taxes	(485,482)	(341,899)	(320,330)
Income tax expense (benefit)	6,555	(5,836)	(23,616)
Loss from continuing operations	(492,037)	(336,063)	(296,714)
Loss from discontinued operations, net of tax	(6,469)	—	—
Net loss	(498,506)	(336,063)	(296,714)
(Earnings) loss attributable to noncontrolling interest	(361)	—	757
Net loss attributable to Intrawest Cayman L.P.	(498,867)	(336,063)	(295,957)
Net loss attributable to general partner	—	—	—
Net loss attributable to limited partners	$(498,867)	$(336,063)	$(295,957)

Weighted average units outstanding, basic and diluted	1,348,253	1,348,412	1,350,412

Loss per unit, basic and diluted:
Loss from continuing operations attributable to Intrawest Cayman L.P.	$(365.21)	$(249.23)	$(219.16)
Loss from discontinued operations	(4.80)	0.00	0.00
Net loss attributable to limited partners	$(370.01)	$(249.23)	$(219.16)

See accompanying notes to consolidated financial statements.

F-8

INTRAWEST CAYMAN L.P.
Consolidated Statements of Comprehensive Loss
Years ended June 30, 2011, 2012 and 2013
(In thousands)

	2011	2012	2013
Net loss	$(498,506)	$(336,063)	$(296,714)
Foreign currency translation adjustments	77,996	(34,201)	(8,022)
Realized portion on cash flow hedge (net of tax of $0)	14,488	5,558	3,937
Actuarial gains and losses on pensions (net of tax of $0)	(1,481)	(4,689)	(705)
Comprehensive loss	(407,503)	(369,395)	(301,504)
Comprehensive (income) loss attributable to noncontrolling interest	(1,884)	—	754
Comprehensive loss attributable to Intrawest Cayman L.P.	$(409,387)	$(369,395)	$(300,750)

See accompanying notes to consolidated financial statements.

F-9

INTRAWEST CAYMAN L.P.
Consolidated Statements of Partners’ Deficit
Years ended June 30, 2011, 2012 and 2013
(In thousands)

	General Partner	Limited Partners	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
Balance, June 30, 2010	$—	$(55,439)	$97,450	$38,301	$80,312
Net (loss) income	—	(498,867)	—	361	(498,506)
Cumulative effect of change in accounting policy	—	181	—	—	181
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	76,473	1,523	77,996
Realized portion on cash flow hedge (net of tax of $0)	—	—	14,488	—	14,488
Actuarial gains and losses on pensions (net of tax of $0)	—	—	(1,481)	—	(1,481)
Noncontrolling interest	—	—	—	(35,601)	(35,601)
Distributions and other to noncontrolling interest	—	—	—	(4,584)	(4,584)
Contribution from Partners	—	6,590	—	—	6,590
Unit-based compensation	—	1,881	—	—	1,881
Cash settlement of unit-based compensation	—	(199)	—	—	(199)
Balance, June 30, 2011	—	(545,853)	186,930	—	(358,923)
Net loss	—	(336,063)	—	—	(336,063)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	(34,201)	—	(34,201)
Realized portion on cash flow hedge (net of tax of $0)	—	—	5,558	—	5,558
Actuarial gains and losses on pensions (net of tax of $0)	—	—	(4,689)	—	(4,689)
Contribution from Partners	—	3,420	—	—	3,420
Unit-based compensation	—	579	—	—	579
Cash settlement of unit-based compensation	—	38	—	—	38
Balance, June 30, 2012	—	(877,879)	153,598	—	(724,281)
Net loss	—	(295,957)	—	(757)	(296,714)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	(8,025)	3	(8,022)
Realized portion on cash flow hedge (net of tax of $0)	—	—	3,937	—	3,937
Actuarial gains and losses on pensions (net of tax of $0)	—	—	(705)	—	(705)
Contribution from Partners	—	6,700	—	—	6,700
Unit-based compensation	—	317	—	—	317
Cash settlement of unit-based compensation	—	22	—	—	22
Balance, June 30, 2013	$—	$(1,166,797)	$148,805	$(754)	$(1,018,746)

See accompanying notes to consolidated financial statements.

F-10

INTRAWEST CAYMAN L.P.
Consolidated Statements of Cash Flows
Years ended June 30, 2011, 2012 and 2013
(In thousands)

	2011	2012	2013
Cash (used in) provided by:
Operating activities:
Net loss	$(498,506)	$(336,063)	$(296,714)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,467	57,655	58,342
Goodwill impairment	64,097	3,575	—
Impairment of real estate held for development	73,230	8,137	1,052
Impairment of long-lived assets held for use	12,140	782	143
(Earnings) loss from equity method investments	(8,299)	(538)	5,147
Distributions of earnings from equity method investments	8,233	10,537	6,293
Provision for deferred income taxes	(2,178)	(2,802)	(26,169)
Provision for doubtful accounts	6,353	3,234	2,370
Loss on extinguishment of debt	—	—	11,152
Amortization of deferred financing costs	7,943	5,501	4,969
Realized portion on cash flow hedge	9,242	5,558	3,937
Amortization of facility fee and discount	22,494	40,327	20,982
Unit-based compensation	1,881	579	317
Deferred gain on asset sale	—	(1,478)	95
Loss (gain) on disposal of assets	29,946	10,921	(6,570)
Funding of pension plans	(3,788)	(1,082)	(816)
Changes in assets and liabilities:
Accrued interest on notes payable to partners	160,943	195,842	236,506
Restricted cash	799	3,687	(4,778)
Receivables	11,382	8,257	2,371
Amounts due from related parties	(1,619)	1,405	383
Inventories	3,756	4,925	5,141
Prepaid expenses and other assets	(8,721)	(2,694)	(652)
Real estate held for development	24,067	27,303	3,353
Accounts payable and accrued liabilities	26,505	4,365	8,863
Amounts due to related parties	159	(13)	(1,493)
Deferred revenue and deposits	4,614	(4,530)	7,541
Net cash provided by operating activities	21,140	43,390	41,765
Investing activities:
Capital expenditures	(27,567)	(30,061)	(29,679)
Distributions of capital from equity method investments	54	4,044	23
Contributions to equity method investments	—	(17)	(839)
Proceeds from the disposition of equity method investments	—	—	117,868
Proceeds from the sale of assets	542,010	4,748	18,034
Net cash provided by (used in) investing activities	514,497	(21,286)	105,407
Financing activities:
Proceeds from bank and other borrowings	25,684	—	565,132
Proceeds from restricted cash	—	—	60,656
Repayments of bank and other borrowings	(600,388)	(41,518)	(744,245)
Financing costs paid	—	—	(21,926)
Contributions by partners	6,590	—	6,700
Distributions to noncontrolling interest	(4,683)	—	—
Net cash used in financing activities	(572,797)	(41,518)	(133,683)
Effect of exchange rate changes on cash	6,694	609	(622)
(Decrease) increase in cash and cash equivalents	(30,466)	(18,805)	12,867
Cash and cash equivalents, beginning of year	96,179	65,713	46,908
Cash and cash equivalents, end of year	$65,713	$46,908	$59,775
Supplementary information:
Interest paid	$70,828	$50,634	$53,609
Income tax paid	$1,282	$5,329	$1,082

See accompanying notes to consolidated financial statements.

F-11

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(1)	Organization and Business Operations

Intrawest Cayman L.P. (“the Partnership”) was formed on February 20, 2007 under the laws of the Cayman Islands. The Partnership is organized as a holding company that operates through various subsidiaries, which are primarily engaged in the operation of mountain resorts, adventure and real estate businesses, principally throughout North America. The Partnership has a network of six mountain resorts, geographically diversified across North America’s major ski regions. The resorts include Steamboat and Winter Park in Colorado, Stratton in Vermont, Snowshoe in West Virginia, Tremblant in Quebec, and Blue Mountain (50% interest) in Ontario. The Mountain segment derives revenue mainly from sales of lift tickets, retail and rental merchandise, food and beverage, lodging management, ski school services, and golf. The Adventure segment includes Canadian Mountain Holidays (“CMH”), which provides heli-skiing, mountaineering and hiking at 11 lodges in British Columbia, Canada. In support of CMH’s operations, the Partnership owns 40 Bell helicopters that are also used in the off-season for fire suppression in the United States and Canada and other commercial uses. The Alpine Aerotech subsidiary provides helicopter maintenance, repair and overhaul services to our fleet of helicopters as well as to aircraft owned by unaffiliated third parties. The Real Estate segment is comprised of ongoing real estate development activities and management, marketing and sales businesses. This segment includes Intrawest Resort Club Group (“IRCG”), a vacation club business, Intrawest Hospitality Management (“IHM”), which manages condominium hotel properties in Maui, Hawaii and in Mammoth, California, and Playground, a residential real estate sales and marketing business. The Real Estate segment also includes costs associated with ongoing development activities, including planning activities and land carrying costs.

In November 2010, the Partnership disposed of its 77% interest in the assets of Whistler Blackcomb in exchange for cash and 24% of the shares of Whistler Blackcomb Holdings Inc. (“Whistler Holdings”), a public company and holder of a 75% interest of Whistler Blackcomb Partnership. Results for the year ended June 30, 2011 included revenues, expenses and depreciation of $38.6 million, $51.1 million and $10.7 million, respectively, related to Whistler Blackcomb. Upon the sale of the assets in November 2010, the noncontrolling interest of $35.6 million was eliminated as the Partnership no longer consolidated the entity as of the date of sale. In December 2012, the Partnership sold its investment in Whistler Holdings and recorded a $17.9 million gain related to this disposition to gain on disposal of equity method investments in the consolidated statements of operations.

During the fiscal years ended June 30, 2011 and 2012, the operations of the Partnership were negatively impacted by macroeconomic factors in its principal markets, including reductions in customer spending and credit availability and other adverse developments affecting real estate markets. These factors resulted in impairments of the Partnership’s assets and incurrence of significant interest expense.

(2)	Significant Accounting Policies

 Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Partnership, its majority-owned subsidiaries and all variable interest entities (“VIE’s”) for which the Partnership is the primary beneficiary. All significant intercompany transactions are eliminated in consolidation. Investments in which the Partnership does not have a controlling interest or is not the primary beneficiary, but over which the Partnership is able to exercise significant influence, are accounted for under the equity method. Under the equity method, the original cost of the investment is adjusted for the Partnership’s share of post-acquisition earnings or losses less distributions received.

In January of 2013, the Partnership reorganized its Canadian helicopter business and formed Alpine Helicopters Inc. (“Alpine Helicopters”) in which the Partnership owns a 20% share. Alpine Helicopters employs all the pilots that fly the helicopters in the CMH land tenures. Alpine Helicopters leases 100% of its helicopters from Intrawest ULC (“IULC”), a consolidated subsidiary, creating economic dependence thus giving IULC a variable interest in Alpine Helicopters. Alpine Helicopters is a VIE for which the Partnership is the primary beneficiary and is consolidated in these financial statements. As of June 30, 2013, Alpine Helicopters had total assets of $8.0 million and total liabilities of $6.0 million.

F-12

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant areas requiring management estimates include the determination of the fair values assigned to net assets acquired in business combinations, analysis of potential impairments and related estimates of fair values of real estate, reporting units and long-lived assets, useful lives for depreciation and amortization calculations, the values assigned to deferred income tax assets, including consideration of the need for valuation allowances, pension obligations, and warranty and other claims provisions.

Cash and Cash Equivalents

Cash and cash equivalents are all highly liquid investments with original terms to maturity of three months or less.

Restricted Cash

Restricted cash deposits are comprised primarily of deposits to settle future claims related to self-insurance, guest lodging in jurisdictions that require such down payments or deposits to be retained in a trust account, and to secure certain letters of credit. As of June 30, 2012 and 2013, the Partnership’s restricted cash balances were $71.1 million and $13.7 million, respectively. Restricted cash balances were held as security for insurance claims for the Partnership’s self-insurance policy and credit card transactions as well as security for executive pension plans. As of June 30, 2012, the Partnership had restricted cash of $60.7 million collateralizing letters of credit, which was released in connection with the 2012 debt refinancing.

Receivables

Trade receivables are stated at amounts due from customers for the Partnership’s goods and services net of an allowance for doubtful accounts. The allowance is based on a specific reserve analysis and considers such factors as the customer’s past repayment history, the economic environment and other factors that could affect collectability. Write-offs are evaluated on a case by case basis. The Partnership recognized a provision for doubtful accounts of $6.4 million, $3.2 million and $2.4 million for the years ended June 30, 2011, 2012 and 2013, respectively.

For notes receivable, interest income is recognized on an accrual basis when earned. Any deferred portion of contractual interest is recognized on methods that approximate the effective interest method over the term of the corresponding note. Interest income on notes receivable was $6.4 million, $5.7 million and $5.2 million for the years ended June 30, 2011, 2012 and 2013, respectively.

Inventories

Inventories consisting of retail goods, food and beverage products are recorded at the lower of cost and net realizable value, determined using the weighted-average cost method.

Vacation points inventories are stated at the lower of cost or market value less cost to sell. Inventory costs are allocated to cost of point sales using a method that approximates the relative sales value method. The Partnership periodically reviews the carrying value of the inventory for impairment.

Real Estate Held for Development

Real estate held for development is recorded at the lower of cost or net realizable value. Cost for land and infrastructure for development includes all expenditures incurred in connection with the acquisition, development and construction of real estate. These expenditures consist of all direct costs, interest on specific debt, interest on total costs financed by the Partnership’s pooled debt and property taxes during the development period. The Partnership expenses costs directly related to the acquisition of new real estate properties and resort businesses. The Partnership capitalizes interest once construction activities commence and real estate deposits have been utilized in construction.

F-13

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The Partnership has not been involved in new development activities during the years ended June 30, 2011, 2012 or 2013. Costs incurred in connection with operating properties classified as real estate held for development are charged to cost of sales when incurred. Indirect and general and administrative overhead costs are expensed as incurred. Sales commission expenses are recorded in the period that the related revenues are recorded.

Real estate held for development is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a particular real estate property exceeds the estimated net realizable value. The Partnership recorded impairment charges of $73.2 million, $8.1 million and $1.0 million on the consolidated statements of operations in the years ended June 30, 2011, 2012 and 2013, respectively.

Deferred Charges and Other Assets

Deferred financing costs consist of legal and other fees directly related to debt financing of the Partnership’s businesses. These costs are amortized by methods that approximate the effective interest method over the term of the related financing to interest expense.

Long-Lived Assets

Long-lived assets subject to depreciation and amortization, including property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Partnership recorded impairment charges on long-lived assets held for use of $12.1 million, $0.8 million and $0.1 million in the years ended June 30, 2011, 2012 and 2013, respectively.

Property, plant and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures that improve the service capacity or extend the useful life of an asset are capitalized. When property, plant and equipment are retired or otherwise disposed of, the related gain or loss is included on the consolidated statement of operations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of each asset category, which are as follows:

Buildings and building improvements	5 – 40 years
Ski lifts and area improvements	5 – 30 years
Automotive, helicopters and other equipment	3 – 20 years
Golf course improvements	20 years

Certain buildings, area improvements and equipment are located on leased or licensed land and are amortized over the lesser of the lease or license term or its estimated useful life.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to the Partnership’s future cash flows. The estimated useful lives of each intangible asset category are as follows:

Permits and licenses	20 – 45 years
Trademarks and trade names	20 years
Customer relationships	8 years
Other intangibles	8 – 20 years

The Partnership capitalizes costs incurred to renew or extend the term of a recognized intangible asset, such as permits and licenses, and amortizes such costs over the remaining life of the asset. Permits and licenses are amortized using the straight-line method over the shorter of their estimated useful lives or the period until the permit renews.

Goodwill

Goodwill represents the excess of purchase price over fair value of the net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment annually as of June 30th and at any time when events or conditions suggest impairment may have occurred. The Partnership has reporting units with allocated goodwill in both the Mountain and Real Estate segments. During the year ended June 30, 2013, the provisions of

F-14

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Accounting Standards Update 2011-08 Testing Goodwill for Impairment (“ASU 2011-08”) were adopted. ASU 2011-08 permits the Partnership to perform a qualitative assessment (termed a “step zero impairment test”) of potential impairment indicators to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, before proceeding to a quantitative two-step goodwill impairment test. If the Partnership determines that it is not more likely than not that the fair value of the reporting unit exceeds its carrying value, the two-step goodwill impairment test is required. In the two-step impairment test, the Partnership compares the fair value of each reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is determined based on expected discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the goodwill within the reporting unit may be potentially impaired. An impairment loss is recognized if the carrying amount of the goodwill exceeds implied fair value of that goodwill.

Deferred Revenue and Deposits

Deferred revenue and deposits are mainly comprised of season pass revenue, government grants, lodging and tour deposits, deposits on real estate sales and mountain club initiation deposits. Deferred revenue relating to the sale of season passes is recognized throughout the season based on the estimated number of skier visits based on historical data. Deferred revenue relating to government grants associated with capital assets and revenue-producing properties are recognized on the same basis as the related asset, while deferred revenue relating to government grants associated with properties under development and properties held for sale are recorded against cost of sales when the sale is recognized. Lodging and tour deposits deferred revenue is recognized when the related service is provided. Deferred revenue relating to real estate deposits is recognized upon closing of the sale. Deferred revenue relating to mountain club initiation deposits is recognized on a straight-line basis over the estimated membership terms.

Advertising Costs

The Partnership expenses advertising costs at the time such advertising commences. Advertising expenses are classified in operating expenses on the consolidated statements of operations and were $15.9 million, $12.8 million and $14.4 million for the years ended June 30, 2011, 2012 and 2013, respectively.

Self-Insured Liabilities

The Partnership has a policy of self-insuring when the expected losses from self-insurance are low relative to the cost of purchasing third-party insurance at various deductible levels. The self-insurance program includes workers’ compensation in the United States and property, automobile and general liability coverage in the United States and Canada. An accrual for self-insured liabilities is recorded based on management’s best estimate of the ultimate cost to settle claims considering historical claims experience, claims filed and the advice of actuaries and plan administrators.

Liabilities for insurance-related assessments are not discounted and are included as part of other long-term liabilities on the consolidated balance sheets. As of June 30, 2012 and 2013, the liability balances were $9.5 million and $6.7 million, respectively.

Revenue Recognition

The following describes revenue recognition for the Partnership:

(i)	Mountain segment revenue is derived from a wide variety of sources, including sales of lift tickets (including season passes), ski school operations, dining operations, retail sales, equipment rentals, lodging operations and food and beverage operations. Revenue is recognized as goods are delivered or services are performed.

(ii)	Adventure segment revenue is derived from a variety of sources, including all-inclusive packages for stays and tours for heli-skiing, mountaineering and hiking at Partnership owned and leased resorts, as well as ancillary revenues from helicopter maintenance and repair services, off-season fire suppression services and leasing. Revenues are recognized as goods are delivered or services are performed.

F-15

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(iii)	The Real Estate segment earns revenues from IRCG, IHM and Playground. During the fiscal years presented, there were no active development projects or development revenues. IRCG generates revenues from the sale of vacation points, management of Club Intrawest properties, an unaffiliated, not-for-profit entity, management of a private exchange company, and income on the receivables portfolio. Vacation points revenue associated with membership in the vacation ownership business of IRCG is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met. The Partnership follows real estate time-sharing accounting principles, which set out specific guidelines for assessing whether the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Such a demonstration is required for the seller of a time-sharing arrangement to recognize profit by the full accrual method. Sales are recorded upon closing when profitability can be determined and collectability can be reasonably assured. Buyers can finance a portion of the sales price through nonrecourse loans. IHM generates revenue from managing rental operations at the Honua Kai Resort and Spa in Maui, Hawaii and the Westin Monache Resort in Mammoth Lakes, California. Playground earns revenue from the commissions on the sales of real estate. The Partnership also manages commercial real estate for owned properties and third parties.

Commission revenue from brokerage operations for Partnership owned real estate is included in real estate revenue and is recognized at the time an offer of sale is closed by the purchaser or all other contractual obligations have been satisfied. Commission revenue for third-party projects from real estate brokerage operations is included in real estate revenue and is recognized when the deals listing agreement is executed.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between tax bases of assets and liabilities and book basis reported in the consolidated balance sheets and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. To the extent that it is not considered to be more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance is provided.

The Partnership recognizes accrued interest related to uncertain tax positions as a component of income tax expense. Penalties, if incurred, are recorded in operating expenses in the consolidated statements of operations.

Foreign Currency Translation

These consolidated financial statements are presented in U.S. dollars. The Partnership’s Canadian subsidiaries generally use the Canadian dollar as their functional currency.

The accounts of entities where the U.S. dollar is not the functional currency are translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income. Cumulative unrealized gains or losses arising from the translation of the financial position of these subsidiaries into U.S. dollars are included in Partners’ deficit as a component of accumulated other comprehensive income (loss).

Exchange gains or losses arising from the translation of transactions that are denominated in foreign currencies into the applicable functional currency are included in the determination of income. Total foreign exchange loss from transactions was $1.5 million for the year ended June 30, 2011. Total foreign exchange gains from transactions was $0.4 million and $0.6 million for the years ended June 30, 2012 and 2013, respectively. Foreign exchanges gains and losses are reported in other income (expense), net in the consolidated statements of operations.

Unit-Based Compensation

The Partnership has implemented unit-based compensation plans as described in note 13. The awards under the plans are measured at the grant date based on the estimated fair value of the award using a fair value pricing model and are charged to income as compensation expense over the vesting period. Any consideration paid on the exercise of

F-16

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

options or purchase of shares is credited to Partners’ deficit. As of June 30, 2013, there are no options outstanding and all restricted units have vested. As of June 30, 2013, no awards are eligible to be converted to Partnership units and all other awards have been forfeited.

Employee Benefit Plans

Substantially all of the Partnership’s employees are covered by defined contribution plans or by Partnership-sponsored 401(k) plans. The Partnership’s contributions to these plans are based on a percentage of employee compensation. These plans are funded on a current basis.

In addition, certain employees are covered by noncontributory defined benefit pension plans. These plans are funded in conformity with the funding requirements of applicable government regulations. Generally, benefits are based on age, years of service and level of compensation during the final years of employment. The Partnership accounts for these defined benefit plans by accruing its obligations under the employee benefit plans and the related costs as the underlying services are provided. No further service benefits are being earned by plan participants in the defined plans.

The funded status of defined benefit plans is recognized entirely on the consolidated balance sheets. The amount recognized as an asset or liability for pension and other postretirement benefit plans is measured as the difference between the benefit obligation and the fair value of plan assets. Overfunded plans are aggregated and recognized as an asset while underfunded plans are aggregated and recognized as a liability. Actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net pension expense are recognized in accumulated other comprehensive income (loss) net of income tax effects. Actuarial gains and losses are comprised of changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or differences between actual and expected return on plan assets and from changes in assumptions.

The Partnership measures its pension assets and liabilities as of June 30th of each year.

Fair Value of Financial Instruments

The Partnership has various financial instruments, including cash and cash equivalents, receivables, payables, accrued liabilities and debt obligations. Due to their short-term nature, or, in the case of receivables, their market comparable interest rates, the instruments’ book value approximates their fair value. Certain of the Partnership’s long-term debt bears interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future. The fair value of debt was calculated using Level 3 inputs.

Derivative Financial Instruments

The Partnership engages in activities that expose it to market risks including the effects of changes in interest rates and exchange rates. Financial exposures are managed as an integral part of the Partnership’s risk management program, which seeks to reduce the potentially adverse effect that the volatility of interest rates or exchange rates may have on operating results.

As of June 30, 2012 and 2013, the Partnership has no significant outstanding derivative instruments. Prior to October 2008, the Partnership had outstanding interest rate swaps that were accounted for as cash flow hedges. The outstanding swap contracts were terminated on October 11, 2008, and the deferred loss previously recorded in accumulated other comprehensive income is being recognized in earnings during the period that the hedge covered. The Partnership estimates that $3.0 million of deferred losses related to the terminated interest rate swaps will be amortized from accumulated other comprehensive income into interest expense in the next 12 months.

Concentration of Credit Risk

The Partnership’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Partnership places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of regulatory insurance limits. The Partnership does not

F-17

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

enter into financial instruments for trading or speculative purposes. Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Partnership transacts business, as well as their dispersion across many geographical areas. The Partnership performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Impact of Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This update addresses when unrecognized tax benefits should be presented as reductions to deferred tax assets for net operating loss carryforwards in the financial statements. The Partnership adopted this standard retrospectively and there was no material impact on the consolidated financial statements.

In January 2011, the FASB issued Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements as they relate to financial assets and liabilities. This update introduces new requirements and clarifies existing requirements for the disclosure of fair value measurements. Separate disclosure is required for the significant transfers into and out of Level 1 and Level 2 fair value measurements. An entity must disclose and consistently follow its policy for determining when transfers between levels are recognized. Also, the FASB clarified existing fair value measurement disclosure for transactions on a gross basis in the reconciliation of Level 3 fair value measurements. The Partnership adopted the disclosure requirements prospectively and there was no material impact on the consolidated financial statements.

In September 2011, the FASB issued Testing Goodwill for Impairment. This update allows entities an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Partnership adopted this standard effective July 1, 2012, and there was no material impact on the consolidated financial statements.

In June 2011, the FASB issued Presentation of Comprehensive Income (“ASU 2011-05”). This update was amended in December 2011 by ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income.” This update defers only those changes in update ASU 2011-05 that relate to the presentation of reclassification adjustments. All other requirements in ASU 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The Partnership adopted these requirements retrospectively effective July 1, 2012 and there was no material impact on the consolidated financial statements.

Recent Accounting Standards Issued But Not Yet Effective

In February 2013, the FASB issued Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05, Presentation of Comprehensive Income (issued in June 2011) and 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income (issued in December 2011). The amendments are effective July 1, 2013 for the Partnership. The adoption of this authoritative guidance will not have an impact on the Partnership’s financial position or results of operations, but will require the Partnership to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, the Partnership would instead cross- reference to the related note for additional information.

In July 2012, the FASB issued Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing

F-18

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles—Goodwill and Other—General Intangibles Other than Goodwill. The amendments are effective for the Partnership July 1, 2013. The adoption of this update is not expected to have a material impact on the consolidated financial statements.

(3)	Supplementary Balance Sheet Information

Receivables

Receivables as of June 30, 2012 and 2013 consisted of the following (in thousands):

	June 30,
	2012	2013
Receivables – current:
Trade receivables	$16,416	$14,522
Loans, mortgages and notes receivable	10,524	10,467
Other amounts receivable	21,500	21,642
Allowance for doubtful accounts	(10,332)	(8,333)
	$38,108	$38,298

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities as of June 30, 2012 and 2013 consisted of the following (in thousands):

	June 30,
	2012	2013
Trade payables	$54,667	$53,390
Other payables and accrued liabilities	4,680	8,806
	$59,347	$62,196

Deferred revenue and deposits

Deferred revenue and deposits as of June 30, 2012 and 2013 consisted of the following (in thousands):

	June 30,
	2012	2013
Deferred revenue and deposits – current:
Season pass and other	$22,830	$31,262
Lodging and tour deposits	12,591	12,147
Deposits on real estate sales	7,795	8,701
	$43,216	$52,110

	June 30,
	2012	2013
Deferred revenue and deposits – long term:
Government grants	$13,843	$12,814
Club initiation deposits and other	11,964	9,301
	$25,807	$22,115

F-19

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Other long-term liabilities

Other long-term liabilities as of June 30, 2012 and 2013 consisted of the following (in thousands):

	June 30,
	2012	2013
Other long-term liabilities:
Pension liability	$33,132	$34,456
Other long-term liabilities	32,794	21,880
	$65,926	$56,336

(4)	Notes Receivable

 The Partnership allows deferred payment terms that exceed one year for customers purchasing vacation points. A note receivable exists when all contract documentation has been executed. Notes receivable primarily consist of nonrecourse installment loans. The Partnership performs a credit review of its notes receivable individually each reporting period to determine if an allowance for credit losses is required. As of June 30, 2012 and 2013, the allowance for credit losses on the notes receivable was $3.5 million and $3.4 million, respectively.

(5)	Property, Plant and Equipment

 Property, plant and equipment consist of the following as of June 30, 2012 and 2013 (in thousands):

	Cost	Accumulated depreciation and amortization	Net book value
2012:
Land	$39,658	$—	$39,658
Buildings	263,424	58,600	204,824
Ski lifts and area improvements	235,694	106,039	129,655
Automotive, helicopters and other equipment	277,263	156,706	120,557
Golf course improvements	23,988	8,504	15,484
	$840,027	$329,849	$510,178

	Cost	Accumulated depreciation and amortization	Net book value
2013:
Land	$37,753	$—	$37,753
Buildings	253,178	66,540	186,638
Ski lifts and area improvements	232,736	105,578	127,158
Automotive, helicopters and other equipment	275,851	165,594	110,257
Golf course improvements	23,702	9,652	14,050
	$823,220	$347,364	$475,856

Depreciation and amortization expense on property, plant and equipment for the years ended June 30, 2011, 2012 and 2013 totaled $65.8 million, $51.4 million and $51.5 million, respectively.

During the year ended June 30, 2011, certain reporting units experienced deteriorated financial performance including reduced profitability at certain locations. These factors resulted in losses and an unfavorable outlook, which were indicators of potential impairment of property, plant and equipment at these certain locations. The Partnership tested the recoverability of its long-lived assets using projected future undiscounted cash flows based on internal budgets. The Partnership recorded an impairment charge on long-lived assets held for use of $12.1 million in the year ended

F-20

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

June 30, 2011, the majority of which related to the Mountain segment. During the years ended June 30, 2012 and 2013, the Partnership recorded impairment charges of $0.8 million and $0.1 million, respectively, primarily related to legacy and other non-core operations.

(6)	Real Estate Held for Development

Real estate held for development was $193.8 million and $164.9 million as of June 30, 2012 and 2013, respectively.

The Partnership monitors for triggering events that indicate real estate held for development may be impaired. The Partnership experienced deteriorated real estate conditions which indicated that real estate held for development could have carrying values higher than their fair values in the periods presented. Consequently, the Partnership obtained third party valuations and recorded impairment charges on real estate held for development in the consolidated statements of operations of $73.2 million, $8.1 million and $1.1 million in the years ended June 30, 2011, 2012 and 2013, respectively. Impairments related to legacy and non-core operations for the years ended June 30, 2011, 2012 and 2013 were $12.0 million, $8.1 million and $1.0 million, respectively. Impairments related to the Real Estate segment for the years ended June 30, 2011, 2012 and 2013 were $61.2 million, $0 and $0.1 million, respectively.

(7)	Equity Method Investments

The Partnership had total equity method investments of $196.6 million and $86.3 million as of June 30, 2012 and 2013, respectively.

The Partnership’s carrying amount of its equity method investments reflects its expectation of cash to be realized from its interests in the net assets of the affiliate, taking into account the return order of equity distribution per the respective agreements.

The Partnership accounts for its equity method investments using the equity method. The difference between the carrying value and the undistributed earnings is primarily comprised of goodwill.

The Partnership had the following ownership interest in its equity method investments as of June 30, 2013, including:

Ownership interest
Blue Mountain Resorts Limited	50.0%
Chateau M.T. Inc.	49.5
Mammoth Hospitality Management, LLC	50.0
MMSA Holdings Inc.	15.0

In December 2012, the Partnership sold its 24% investment in Whistler Holdings and recorded a $17.9 million gain related to this disposition to gain on disposal of equity method investments in the consolidated statements of operations.

F-21

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Although the Partnership owns less than 20% of MMSA Holdings Inc. (“MMSA”), the equity method is used to account for this investment because the Partnership exercises significant influence over MMSA by virtue of holding a seat on the MMSA board of seven members. In addition, the Partnership owns 50% of Mammoth Hospitality Management, LLC, which also has an ownership interest in MMSA.

The Partnership currently holds a 49.5% voting interest in Chateau M.T. Inc. (“Chateau”) with a non-voting debt interest that can be converted to voting interest, resulting in up to a 57% economic ownership interest in the entity. The following are combined summarized data for the Partnership’s equity method investments (in thousands):

	June 30,
	2012	2013
Current assets	$118,768	$60,835
Noncurrent assets	1,314,283	497,850
Current liabilities	96,252	75,919
Noncurrent liabilities	519,775	239,974
Noncontrolling interest	144,694	6,999

	Year Ended June 30,
	2011	2012	2013
Net revenues	$409,004	$412,086	$271,376
Gross profit	390,989	396,165	254,348
Income (loss) from continuing operations	51,554	27,641	(28,329)
Net income (loss)	45,367	19,674	(21,033)
Partnership’s share of investee’s earnings (loss)	8,299	538	(5,147)

(8)	Intangible Assets

 Finite-lived intangible assets as of June 30, 2012 and 2013 are as follows (in thousands):

	Cost	Accumulated amortization	Net book value
2012:
Permits and licenses	$16,759	$3,858	$12,901
Trademarks and trade names	76,090	20,769	55,321
Customer relationships	17,571	12,320	5,251
Other	9,188	9,107	81
	$119,608	$46,054	$73,554

	Cost	Accumulated amortization	Net book value
2013:
Permits and licenses	$15,747	$4,222	$11,525
Trademarks and trade names	75,217	24,302	50,915
Customer relationships	17,105	14,129	2,976
Other	8,999	8,912	87
	$117,068	$51,565	$65,503

Amortization expense was $10.6 million, $6.3 million and $6.8 million for the years ended June 30, 2011, 2012 and 2013, respectively.

F-22

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The estimated aggregate intangible amortization expense for the next five years is as follows (in thousands):

2014	$6,523
2015	5,224
2016	4,385
2017	4,385
2018	4,385

(9)	Goodwill

 Goodwill and changes therein for the years ended June 30, 2012 and 2013 are as follows, by segment, (in thousands):

	Mountain	Real Estate	Total
Balance as of June 30, 2011	$93,418	$5,498	$98,916
Impact of foreign exchange and other	—	(730)	(730)
Impairment charge	—	(3,575)	(3,575)
Balance as of June 30, 2012	93,418	1,193	94,611
Impact of foreign exchange and other	—	(2)	(2)
Balance as of June 30, 2013	$93,418	$1,191	$94,609

On October 26, 2006, an entity owned indirectly by funds managed by Fortress Investment Group LLC (“Fortress”) acquired all of the issued and outstanding shares of Intrawest Corporation, the Partnership’s predecessor (“the Predecessor”). Substantially concurrent with the acquisition, Fortress effected a reorganization of the Predecessor that resulted in it becoming IULC, an unlimited liability company incorporated under the laws of the Province of Alberta, Canada. Subsequent to the acquisition, Fortress effected further reorganizations whereby the former travel business of the Predecessor, Abercrombie & Kent Group of Companies, S.A. (“A&K”), was transferred to a separate partnership, Wintergames Travel (“Wintergames”). In March of 2007, the Partnership acquired Steamboat and recorded $9.6 million of goodwill. As a result of the Partnership’s disposition of its 77% interest in the assets of Whistler Blackcomb in the year ended June 30, 2011, the Partnership disposed of $411.0 million of goodwill. Also in the year ended June 30, 2011, the Partnership recorded a noncash pretax goodwill impairment charge of $64.1 million primarily related to the Mountain segment.

At June 30, 2013, the Partnership considered qualitative factors to evaluate whether it was more likely than not that any reporting unit’s fair value was less than its carrying amount and determined quantitative impairment testing was not necessary. At June 30, 2012, the Partnership considered the seasonal results of all reporting units with goodwill along with other ski resort industry valuation metrics and current revised future expectations and determined no impairment of goodwill was required to be recognized for the Mountain reporting units. However, the Partnership determined that the fair value of certain assets in the Real Estate reporting units was lower than the carrying value, and a noncash pretax goodwill impairment charge was recorded for $3.6 million in June 2012.

F-23

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(10)	Long-Term Debt and Notes Payable to Partners

Long-term debt as of June 30, 2012 and 2013 is as follows (in thousands):

	June 30,
	2012	2013
FY13 First Lien Loans(a)	$—	$441,669
FY13 Second Lien Loans(a)	—	122,084
FY10 First Lien Loans(b)	294,349	—
FY10 Second Lien Loans(b)	405,325	—
Obligations under capital leases(c)	21,787	20,264
Other obligations(d)	12,052	4,846
Interim financing on properties under development and held for sale(e)	2,568	—
	736,081	588,863
Less current maturities(f)	16,681	8,201
	$719,400	$580,662

Notes payable to partners as of June 30, 2012 and 2013 are as follows (in thousands):

	June 30,
	2012	2013
Third Lien Loan(b)	$183,812	$196,991
Accrued interest on Third Lien Loans	84,140	133,328
Tranche B Term Loans(g)	300,000	300,000
Accrued Interest on Tranche B Term Loans	329,711	469,963
Affiliate Loan(g)	100,000	100,000
Accrued interest on Affiliate Loan	111,342	158,413
	$1,109,005	$1,358,695

(a)	The Partnership and certain subsidiaries entered into new credit agreements on December 4, 2012 (the “FY13 First Lien Loans” and the “FY13 Second Lien Loans,” collectively known as the “FY13 Lien Loans”). The proceeds from these loans were used to extinguish the existing debt under the First Lien Credit Agreement dated April 27, 2010 (the “FY10 First Lien Loans”) and the Second Lien Credit Agreement also dated April 27, 2010 (“FY10 Second Lien Loans”).

The FY13 First Lien Loans have a maturity date of December 4, 2017 and bear interest at LIBOR + 5.75% with a LIBOR floor of 1.25%. The agreement requires quarterly principal payments in the amount of $1.125 million. The net cash proceeds received from the FY13 First Lien Loans were reduced by an Original Issuer Discount of $6.75 million. The discount is amortized using the effective interest method over the term of the loan ($6.1 million at 8.33% remaining as of June 30, 2013).

The FY13 Second Lien Loans have a maturity date of December 4, 2018 and bear interest at LIBOR + 9.5%, with a LIBOR floor of 1.25%. No principal payments are required until the maturity date. The net cash proceeds received from the FY13 Second Lien Loans were reduced by an Original Issuer Discount of $3.125 million. The discount is amortized using the effective interest method over the term of the loan ($2.9 million at 12.24% remaining as of June 30, 2013). The FY13 Second Lien Loans also have a 3% call premium if voluntarily repaid prior to the second anniversary of the December 4, 2012 closing date, and 1% call premium if voluntarily repaid between the second and third anniversary.

The Partnership capitalized costs of $21.9 million in connection with the FY13 Lien Loans in deferred charges and other on the consolidated balance sheets. These costs are amortized using the effective interest method over the remaining term ($15.5 million at 8.33% for the FY13 First Lien Loan and $4.4 million at 12.24% for the FY13 Second Lien Loan remaining as of June 30, 2013).

F-24

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The Partnership’s obligations under the FY13 Lien Loans are collateralized by a guarantee of the Partnership and guarantees of substantially all of its material subsidiaries. The guarantees are further supported by mortgages against certain properties held by subsidiaries of the Partnership. The collateral includes both general and specific assets.

The FY13 Lien Loans provide for affirmative and negative covenants that restrict, among other things, the Partnership’s ability to incur indebtedness, dispose of property, make capital expenditures, or make investments or distributions. In addition, the FY13 Lien Loans include financial covenants related to leverage and interest coverage ratios. They also include customary cross-default provisions with respect of certain other borrowings of the Partnership, and in certain circumstances, borrowings of noncontrolled partnerships where the Partnership has provided a guarantee.

Wintergames pledged its shares in A&K as security and provided a guarantee of the obligations of the Partnership and its subsidiaries under the FY13 Lien Loans and the Tranche Loans (discussed in note 10(g)). These consolidated financial statements do not include the results of Wintergames. Wintergames and its subsidiary A&K are also subject to affirmative and negative covenants under the FY13 Lien Loans and are included in the calculation of the restrictive financial covenants. At June 30, 2013, Wintergames has no amounts outstanding under the FY13 Lien Loans or the Tranche Loans.

The Partnership was in compliance with the covenants of the FY13 Lien Loans at June 30, 2013.

(b)	On April 27, 2010, the Partnership and certain subsidiaries entered into a series of credit agreements (the FY10 First Lien Loans, the FY10 Second Lien Loans, and the Third Lien Loan).

On December 4, 2012, the FY10 First Lien Loans and FY10 Second Lien Loans were fully repaid with proceeds from the FY13 Lien Loans. As a result, the Partnership recorded an $11.2 million loss on extinguishment of debt in the consolidated statements of operations in the year ended June 30, 2013.

The Third Lien Loans entered into with affiliates of the Partnership had an original maturity date of April 27, 2013 and were extended to June 4, 2019 on December 4, 2012. The Third Lien Loans bear interest at 15.6% per annum until April 24, 2015, at which point the interest rate will increase to 22.5% per annum. No interest payments are to be made and interest is accrued monthly and compounded quarterly until the maturity date. In addition, the Third Lien Loan has a principal balance repayable at maturity of $210 million. The $60 million difference between the $210 million principal balance repayable at maturity and the funds advanced of $150 million, the discount, is amortized using a method which approximates the effective interest method over the term of the loan ($13 million remaining at June 30, 2013). The Third Lien Loan is subordinate to the FY13 Lien Loans for the purpose of security.

(c)	Capital lease obligations are primarily for equipment except for the lease of Winter Park ski resort. As of June 30, 2012 and 2013, the carrying value of leased assets was $ 66.1 million and $69.2 million, respectively, net of accumulated amortization of $21.3 million and $25.4 million, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense in the consolidated statements of operations. The leases have remaining terms ranging from 8 years to 39 years and interest rates that range from 3% to 20%.

The Partnership operates the Winter Park ski resort under a capital lease agreement that requires lease payments that are both fixed and variable. The fixed portion of the agreement is included in the table below.

Future minimum payments under the capital leases consisted of the following as of June 30, 2013 (in thousands):

2014	$2,658
2015	2,362
2016	20,279
2017	145
2018	145
Thereafter	493
Total minimum lease payments	26,082
Less amount representing interest	5,818
Present value of net minimum lease payments	$20,264

F-25

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(d)	In addition to various other lending agreements, a subsidiary of the Partnership entered into government loan agreements with remaining terms ranging from two to three years and interest rates ranging from 0% to 7.25%. Government loan agreements were $4.0 million and $3.3 million as of June 30, 2012 and 2013, respectively.

(e)	The Partnership or its subsidiaries enter into construction loan agreements from time to time for specific real estate projects. These agreements typically are revolving and must be used for the payment of certain costs in connection with the real estate projects. Repayment is generally from closings of unit sales. Project specific financing construction loans outstanding were $2.6 million and $0 at June 30, 2012 and 2013, respectively. Borrowings under the construction loan agreements are based on various floating base rates. At June 30, 2012, the weighted average borrowing rate was 5.0%.

(f)	Current maturities represent principal payments due in the next 12 months. Aggregate maturities for long-term debt and capital lease obligations outstanding as of June 30, 2013 are as follows (in thousands):

2014	$8,201
2015	7,751
2016	20,953
2017	4,942
2018	423,894
Thereafter	123,122
$588,863

(g)	On October 23, 2008, the Partnership and the subsidiary borrowers entered into an amendment (the “Second Amendment”) of their credit agreement to, among other things: (i) restructure the approximately $1.7 billion outstanding at October 23, 2008 into two tranches of term loans, (the “Tranche A Term Loans” and the “Tranche B Term Loans”); (ii) have the Tranche A Term Loans, including the interest rate swap settlement payment described in item (iii) equal $1.4 billion and the Tranche B Term Loan equal $300 million; (iii) include an amount in the repayment of the liability owing upon termination of the Partnership’s interest rate swaps in October 2008 of $111.4 million as part of the Tranche A Term Loan.

On April 27, 2010, the Tranche A Term Loans were repaid from proceeds under the FY10 First Lien Loans, the FY10 Second Lien Loans and the Third Lien Loan.

The Tranche B Term Loans had a maturity date of April 24, 2015 and were extended to June 4, 2019 on December 4, 2012. The Tranche B Term Loans bear interest at 20% per annum; however no interest payments are to be made and interest is accrued and compounded monthly until the FY13 Lien Loans are repaid. The Tranche B Term Loans are subordinate to the FY13 Lien Loans and the Third Lien Loan for the purpose of security.

In addition, on October 23, 2008, the Partnership through its subsidiaries entered into a loan agreement with affiliates of its partners to borrow $100 million (the “Affiliate Loan”). The Affiliate Loan had a maturity date of October 22, 2013 and was extended to June 4, 2019 on December 4, 2012. It bears interest at 20% per annum; however no interest payments are to be made and interest is accrued and compounded monthly until the FY13 Lien Loans are repaid. The Affiliate Loan is subordinated to all obligations under the FY13 Lien Loans and the Third Lien Loan and is currently unsecured but may, at the option of the lender, be subject to the same security as the Tranche B Term Loan.

The Partnership capitalized $29.2 million in connection with the Second Amendment to deferred costs and other on the consolidated balance sheets. These costs are amortized using the straightline method, which approximates the effective interest method, over the remaining term ($2.1 million remaining as of June 30, 2013).

The amounts due to Partners comprising the Tranche B Term Loans and the Affiliate Loans aggregating $1 billion as of June 30, 2013 must be repaid on June 4, 2019 unless there is an amount outstanding under the Third Lien Loan, in which case they are extended until 2020. The Third Lien Loan, with a balance of $330 million
F-26

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

as of June 30, 2013, must be repaid on June 4, 2019, but is automatically extended to June 4, 2020 if balances are outstanding under the FY13 Lien Loans.

The Partnership was in compliance with the covenants of the Tranche B Term Loans and the Affiliate Loan at June 30, 2013.

On December 4, 2012, the Partnership entered into a credit agreement with Goldman Sachs Lending Partners LLC and UBS Securities LLC (“First Lien Credit Agreement”) to secure a $55.0 million letter of credit facility and a $20.0 million revolving line of credit. The extensions of credit on the revolving facility may be made in the form of loans or letters of credit. The Partnership is required to adhere to certain operating and financial covenants including a minimum interest coverage ratio and a total secured debt leverage ratio.

The annual interest rate for cash borrowings and letter of credit issuances under this agreement ranges from 4.5% to 7.0%.

The Partnership agrees to pay an annual commitment fee to Goldman Sachs Lending Partners LLC equal to 0.5% of the unused revolving line of credit and unused letter of credit facility up to $5.0 million from December 4, 2012 through December 4, 2017 plus 5.75% of the amount in excess of $5.0 million. Pursuant to the terms of the agreement, any outstanding obligations under the line of credit are secured by substantially all of the Partnership’s assets. As of June 30, 2013, the Partnership had letters of credit outstanding totaling $52.4 million. There have been no cash borrowings against the revolving line of credit since it was established.

The Partnership recorded gross interest expense of $ 304.4 million, $331.8 million and $335.0 million in the consolidated statements of operations for the years ended June 30, 2011, 2012 and 2013, respectively, of which $7.9 million, $5.5 million and $5.0 million was amortization of deferred financing costs.

In October 2006, the Partnership entered into interest rate swap contracts to minimize the impact of changes in interest rates on its cash flows for certain of the Partnership’s floating bank rates and other indebtedness. The outstanding swap contracts were terminated on October 11, 2008. The fair value of the swap contracts on conversion at October 11, 2008 was a liability of $111.4 million. The terminated swap liability recorded in accumulated other comprehensive income is being recognized periodically as an adjustment to interest expense consistent with hedge accounting principles. The portion included in interest expense in the consolidated statements of operations for the years ended June 30, 2011, 2012 and 2013 was $9.2 million, $5.6 million and $3.9 million, respectively.

F-27

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(11)	Fair Value Measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy, which is described below, prioritizes the inputs used in measuring fair value:

•	Level 1 – Quoted prices for identical instruments in active markets.

•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

 A summary of the carrying amount and fair value of the Partnership’s financial instruments for which there is a difference between carrying value and fair value is as follows (in thousands):

	June 30, 2012		June 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$699,674	$542,183	$563,753	$544,717

The Partnership’s debt is recorded at cost and is not actively traded. Fair value is estimated based on discounted future contractual cash flows and a market interest rate based on published corporate borrowing rates for debt instruments with similar terms and average maturities, with adjustments for credit risk. Accordingly, the Partnership’s debt is classified within Level 3 of the fair value hierarchy. The fair value of debt does not represent the amounts that will ultimately be paid upon the maturities of the loans. Due to the debt terms received from partners, the Partnership has determined that it is not practicable to estimate the fair value of the notes payable to partners because of the lack of market comparable terms and the inability to estimate the fair value without incurring excessive cost.

(12)	Partnership Units

Intrawest Cayman G.P. Ltd is owned indirectly by funds managed by the limited partners. The Partnership’s capital accounts are comprised of 100% limited partner interests. The limited partners have limited rights of ownership as provided for under the partnership agreement, and the right to participate in distributions as determined by the general partner. The general partner manages the Partnership’s operations.

The Partnership receives annual distributions from Fortress, which are recorded as capital contributions in Partners’ deficit on the consolidated balance sheets. Amounts received in 2011, 2012 and 2013 were $6.6 million, $3.4 million and $6.7 million, respectively. The Partnership and its subsidiaries have no obligation to repay Fortress for such payments.

(13)	Unit-Based Compensation Plans

In June 2007, the Partnership introduced an equity based compensation plan for eligible executives and authorized 53,100 partnership units to be awarded under the plan.  Plan participants receive awards based on the country in which they live.  Those awards can be converted into Partnership units upon exercise.

For Canadian participants, options are granted to acquire shares in a subsidiary of IULC.  They have an exercise price of $.01 and vest over a four or five year period. For the four-year vesting term, one-third vests after each of years two, three and four.  For the five-year vesting term, one-third vests after each of years three, four and five.  The weighted average grant date fair value of the options granted was $62 for the year ended June 30, 2011.  There were no grants in the years ended June 30, 2012 or 2013.

For U.S. participants, restricted units are granted in US Holdings.  These grants vest over a five-year period, with one-third vesting after each of years three, four and five.

F-28

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

As of June 30, 2013, there are no options outstanding and all restricted units have vested.  33,298 options and restricted units remain available for grant and 4,300 Partnership units have been issued from conversion of exercised options or vested restricted units (300 units in fiscal year 2011, 2,000 units in fiscal year 2012 and 2,000 units in fiscal year 2013).  As of June 30, 2013, no Canadian or U.S. awards are eligible to be converted to Partnership units and all other awards have been forfeited.

Total compensation expense associated with these awards recognized in operating expenses in the statements of operations was $1.9 million, $0.6 million and $0.3 million in each of fiscal years ended June 31, 2011, 2012 and 2013, respectively.  No tax benefit was recognized in any year associated with the grants.

(14)	Income Taxes

(a)	The consolidated income tax (benefit) expense from continuing operations attributable to the Partnership’s tax-paying entities is as follows (in thousands):

	Year Ended June 30,
	2011	2012	2013
Income taxes:
Current	$8,733	$(3,034)	$2,553
Deferred	(2,178)	(2,802)	(26,169)
	$6,555	$(5,836)	$(23,616)

Income tax (benefit) expense of the following components are as follows (in thousands):

	Year Ended June 30,
	2011	2012	2013
Current income taxes:
United States	$5,833	$(5,987)	$173
Foreign	2,900	2,953	2,380
Total current income tax (benefit) expense	8,733	(3,034)	2,553

Deferred income taxes:
United States	—	—	—
Foreign	(2,178)	(2,802)	(26,169)
Total deferred income tax benefit	(2,178)	(2,802)	(26,169)
Total income tax (benefit) expense	$6,555	$(5,836)	$(23,616)

(b)	The reconciliation of income taxes calculated at the statutory rate to the actual income tax (benefit) provision is as follows (in thousands):

	Year Ended June 30,
	2011	2012	2013
Income tax charge at statutory rate	$(151,660)	$(104,807)	$(100,504)
State tax	(9,611)	(13,447)	(5,742)
Nondeductible impairments
and expenses	50,093	(57,059)	(11,662)
Alternative minimum and other	11,331	(347,028)	502
Changes in tax laws and rates	1,021	15,383	(3,653)
Foreign taxes less than statutory rate	(2,116)	—	—
Unrecognized tax assets	107,497	501,122	97,443

(Benefit) provision for taxes	$6,555	$(5,836)	$(23,616)

The statutory rate is the blended rate for the jurisdictions in which the Partnership has operations. For the years ended June 30, 2011, 2012 and 2013, this rate was 31.2%, 30.7% and 31.4% respectively.

F-29

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(c)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and future tax liabilities as of June 30, 2012 and 2013 are presented below (in thousands):

	June 30,
	2012	2013
Deferred tax assets:
Real estate held for development	$39,562	$37,931
Loss carryforwards	1,529,322	1,637,099
Differences in working capital deductions for tax and accounting purposes	17,474	18,311
Bank and other indebtedness	11,164	22,983
Intangible assets	10,153	8,795
Investments	4,480	7,539
Property, plant and equipment	21,081	1,413
Other	31,159	13,997
Total gross deferred tax assets	1,664,395	1,748,068
Valuation allowance	(1,657,309)	(1,737,756)
Net deferred tax assets	7,086	10,312
Deferred tax liabilities:
Property, plant and equipment	26,709	1,980
Intangible assets	6,576	8,363
Total gross deferred tax liabilities	33,285	10,343
Net deferred tax liabilities	$26,199	$31

As of June 30, 2012 and 2013, net deferred tax liabilities of $26.2 million and $31,000, respectively, are classified as deferred income taxes on the consolidated balance sheets. The deferred tax liability is noncurrent and there is no current asset due to the valuation allowance.

The reduction in the net deferred tax liability from June 30, 2012 is primarily the result of the restructuring of certain operations in Canada due to regulatory requirements. As a result of this restructuring, a significant portion of the previous deferred tax liability is now offset by the existing deferred tax asset at the parent company.

(d)	The Partnership has noncapital loss carryforwards for income tax purposes of approximately $3.7 billion and $4.0 billion as of June 30, 2012 and 2013, respectively, that are available to offset future taxable income and will expire in varying amounts over the next 20 years.

There are capital loss carryforwards for United States income tax purposes of approximately $94.8 million at June 30, 2012 and 2013 that are available to offset future capital gains in the United States and will expire after 2015. The Partnership’s net operating loss carryforwards pertaining to federal, state and foreign jurisdictions and will primarily expire after 2024 are as follows (in thousands):

	June 30,
	2012	2013
United States	$1,198,763	$1,373,405
Canada	461,318	505,177
Europe	2,012,105	2,140,920
	$3,672,186	$4,019,502

F-30

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The amount of loss carryforwards reflect the Partnership’s best estimate and are subject to final determination by the taxing authorities. The accumulated losses in Europe are an aggregate of nonoperating losses, which have arisen primarily as a result of recording impairments of the Partnership’s investments in its subsidiaries based on book values as an estimate of fair values as required by the appropriate European accounting and tax authorities. These losses do not expire.

The Partnership believes that uncertainty exists with respect to the future realization of the loss carryforwards and a full valuation allowance has been established for the net operating loss carryforwards. The Partnership estimates that it is not more likely than not that the benefit of these losses will be utilized prior to their expiry date.

(e)	The Partnership or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states, Canada federal jurisdiction and various provinces, and foreign jurisdictions. With few exceptions, the Partnership is no longer subject to federal, state and local examinations by the tax authorities in most jurisdictions for years before June 30, 2007. Various other authority reviews are ongoing, which do not have a material impact on the Partnership’s financial statements.

The Partnership adopted the provisions for accounting for uncertainty in income taxes on July 1, 2011. A reconciliation of the beginning and the ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2013
Balance as of July 1	$22,536	$19,184
Additions based on tax positions related to the current year	—	293
Additions for tax positions of prior years	2,017	2,716
Reductions for tax positions of prior years	(5,369)	(355)
Balance as of June 30	$19,184	$21,838

The total balance of unrecognized tax benefits as of June 30, 2013, if recognized, would reduce income tax expense by $2.6 million. The balance of the unrecognized tax benefits would not impact the annual effective tax rate to the extent the Partnership continued to apply a valuation allowance against its net deferred tax assets.

The Partnership had accrued interest and penalties of $2.4 million and $2.6 million as of June 30, 2012 and 2013, respectively, which are included in accounts payable and accrued liabilities on the consolidated balance sheets. For the year ended June 30, 2012 the Partnership recovered approximately $2.7 million in interest and penalties. For the year ended June 30, 2013, the Partnership recognized approximately $0.2 million in interest and penalties.

Included in the balance as of June 30, 2013 are $0.3 million of tax positions, which the Partnership expects will change within 12 months due to settlement or expiration of statute of limitations.

(15)	Pension Plans

 The Partnership has three closed noncontributory defined benefit pension plans, one registered and two nonregistered, covering certain of its executives, the majority of which are no longer employees of the Partnership. In addition to these plans, one of the Partnership’s mountain resorts has two defined benefit pension plans covering certain employees. There are no additional service costs to the Partnership on any of the plans.

F-31

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The following details the underfunded status of the defined benefit plans and the associated amounts recognized in the consolidated balance sheets as of June 30, 2012 and 2013 (in thousands):

	Executive plans		Employee plans
	2012	2013	2012	2013
Benefit obligation at beginning of year	$38,173	$38,771	$9,225	$10,827
Interest cost	1,866	1,716	446	419
Participant contributions	—	—	1,587	—
Actuarial (gains) losses	3,083	1,204	—	251
Benefits paid	(2,303)	(2,319)	(431)	(680)
Foreign currency translation	(2,048)	(1,269)	—	—
Benefit obligation at end of year	$38,771	$38,103	$10,827	$10,817

	Executive plans		Employee plans
	2012	2013	2012	2013
Fair value of plan assets at beginning of year	$11,925	$9,736	$6,642	$6,730
Actual return of assets	231	170	392	(404)
Employer contributions	648	346	434	485
Actuarial gains (losses)	(52)	(117)	(306)	742
Benefits paid	(2,303)	(2,319)	(432)	(680)
Foreign currency translation	(713)	(226)	—	—
Fair value of plan assets at end of year	$9,736	$7,590	$6,730	$6,873

	Executive plans		Employee plans
	2012	2013	2012	2013
Net liability recognized on the consolidated balance sheets	$29,036	$30,513	$4,096	$3,943

The net liability of all the plans is included in other long-term liabilities on the consolidated balance sheets.

The Partnership has issued letters of credit aggregating $39.6 million and $39.5 million as of June 30, 2012 and 2013, respectively, as security for its obligations under the executive plans.

Pension plans with an accumulated benefit obligation in excess of plan assets are as follows (in thousands):

	Year Ended June 30,
	2011	2012	2013
Projected benefit obligation	$47,398	$49,598	$48,920
Fair value of plan assets	18,567	16,466	14,463

The Partnership expects to contribute $0.6 million to the pension plans in fiscal year 2014.

F-32

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The following details the amounts recognized in other comprehensive income (loss) for the years ended June 30, 2012 and 2013 (in thousands):

	Executive plans		Employee plans
	2012	2013	2012	2013
Cumulative amounts recognized in accumulated other comprehensive income (loss) before tax consists of:
Actuarial loss	$6,043	$6,860	$3,703	$3,591
Net actuarial loss	$3,135	$1,322	$1,893	$318
Foreign currency translation	(103)	(241)	—	—
Amortization of net actuarial loss	(128)	(264)	(108)	(430)
Net loss (gain) recognized in other comprehensive income (loss) before tax	$2,904	$817	$1,785	$(112)

 The actuarial losses included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during fiscal year 2014 are $0.6 million. There are no prior service costs.

The following details the components of net pension expense, recorded in operating expense in the consolidated statements of operations, and the underlying assumptions for the defined benefit plans for the years ended June 30, 2011, 2012 and 2013 (in thousands):

	Executive plans			Employee plans
	2011	2012	2013	2011	2012	2013
Components of pension expense:
Interest cost	$1,862	$1,866	$1,716	$471	$446	$419
Expected return on plan assets	(253)	(231)	(171)	(409)	(392)	(404)
Actuarial loss	28	128	264	153	109	251
Settlement loss	—	—	—	189	—	178
Total pension expense	$1,637	$1,763	$1,809	$404	$163	$444

	Executive plans		Employee plans
	2012	2013	2012	2013
Weighted average assumptions used:
Discount rate	4.5%	4.3%	4.0%	4.4%
Expected rate of return on plan assets	1.9%	2.0%	6.1%	6.0%

The discount rate assumption used to determine the obligations of the Executive plans at the measurement date of June 30, 2013 was based on market yields on high quality corporate bonds in Canada, which was provided by PC Bond Analytics. The hypothetical yield curve is made up of AA rated corporate bonds. The average timing of benefit payments was compared to average timing of cash flows from the long-term bonds to assess potential timing adjustments. The resulting discount rate was 4.3% as of June 30, 2013.

The discount rate assumption used to determine the obligations of the Employee plans at the measurement date of June 30, 2013 was based on the Hewitt Top Quartile (HTQ) curve, which was designed by Hewitt Associates to provide a means for plan sponsors to value the liabilities of the pension plans or postretirement benefit plans. The HTQ curve is a hypothetical AA yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the HTQ curve is required to have a rating of AA or better by Moody’s Investor Service, Inc. or a rating AA or better by Standard & Poor’s. The average timing of benefit payments was compared to average timing of cash flows from the long-term bonds to assess potential timing adjustments. The resulting discount rate was 4.4% as of June 30, 2013.

F-33

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

The expected long-term rate of return for the executive pension plan employs a building block approach based on historical markets and historical relationship between equities and fixed income investments. Current market factors are also evaluated.

The expected long-term rate of return for the employee pension plan is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

(a)	Plan assets

The asset allocation of the Partnership’s pension benefits as of June 30, 2012 and 2013, the dates of the actuarial valuations, was as follows (in thousands):

	Executive plans		Employee plans
	2012	2013	2012	2013
Equity securities	3%	5%	45%	46%
Fixed income securities	10%	11%	52%	52%
Cash	87%	84%	3%	2%

The market value of the Partnership funded assets of the executive plans as of June 30, 2012 was $9.7 million, of which $5.6 million was in a noninterest bearing refundable tax account held by the Receiver General of Canada. At June 30, 2013, the market value was $7.6 million, of which $4.4 million was held by the Receiver General of Canada.

The defined benefit plans employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Investment risk and surplus risk (i.e., plan assets minus plan liabilities) are measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

(b)	Fair value of plan assets:

The following tables present information about the fair value of pension plan assets as of June 30, 2012 (in thousands):

	Fair value hierarchy
	Total	Level 1	Level 2	Level 3
Executive Plans:
Cash and cash equivalents:
Cash (1)	$2,812	$2,812	$—	$—
Restricted cash (2)	5,593	5,593	—	—
Equity Securities:
Canadian equity pooled funds (3)	1,332	—	1,332	—
Total	$9,737	$8,405	$1,332	$—

F-34

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

	Fair value hierarchy
	Total	Level 1	Level 2	Level 3
Employee Plans:
Cash and cash equivalents (4)	$229	$229	$—	$—
Equity securities:
Large Cap growth funds (5)	1,340	1,340	—	—
Large Cap value funds (6)	918	918	—	—
Small Cap funds (7)	306	306	—	—
International equities (8)	453	453	—	—
Fixed income securities:
Total return bond funds (9)	3,484	3,484	—	—
Total	$6,730	$6,730	$—	$—

The following tables present information about the fair value of pension plan assets as of June 30, 2013 (in thousands):

	Fair value hierarchy
	Total	Level 1	Level 2	Level 3
Executive plans:
Cash and cash equivalents:
Cash (1)	$2,006	$2,006	$—	$—
Restricted cash (2)	4,404	4,404	—	—
Equity Securities:
Canadian equity pooled funds (3)	1,180	—	1,180	—
Total	$7,590	$6,410	$1,180	$—

	Fair value hierarchy
	Total	Level 1	Level 2	Level 3
Employee plans:
Cash and cash equivalents (4)	$142	$142	$—	$—
Equity securities:
Large Cap growth funds (10)	663	168	495	—
Large Cap value funds (11)	481	—	481	—
Large Cap blend funds (12)	816	—	816	—
Small Cap funds (13)	131	—	131	—
Mid Cap funds (14)	416	—	416	—
International equities (15)	675	413	262	—
Fixed income securities:
Total return bond funds (9)	3,548	1,791	1,757	—
Total	$6,872	$2,514	$4,358	$—

(1)	This category is cash held in Canadian dollars used to pay benefits and the fair value is the carrying amount.
(2)	This category includes funds that are held in a non-interest bearing refundable tax account by the Receiver General of Canada.
(3)	This category includes investments in pooled funds that invest in diversified portfolio of equity securities of Canadian companies. The funds are benchmarked against the S&P/TSX Total Return index.
(4)	This category includes investments in short term U.S. denominated money market instruments of domestic and foreign issuers. The fund is benchmarked to Lipper Institutional Money Market Funds Average and the Citigroup 3-months T-bill.
(5)	This category includes investments with the aim to achieve long-term capital appreciation. The funds invest at least 80% of the funds’ net assets in equity securities of large capitalization companies and up to 25% of the funds’ total assets in equities of foreign issuers through ADRs and similar investments. The funds are benchmarked to the Russell 1000 Growth index.
F-35

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(6)	This category includes investments with the aim to achieve capital appreciation by investing primarily in equity securities of undervalued, high quality companies with larger market capitalizations. The funds are benchmarked to the Russell 1000 Value index.
(7)	This category includes investments with the aim to achieve long-term capital appreciation. The funds invest at least 80% of the funds’ net assets in equity securities of U.S. small-cap companies and may invest up to 25% of the funds’ net assets in foreign securities or derivatives including futures contracts, options and swaps and exchange traded funds. The funds are benchmarked to the Russell 2000 Growth and Value index.
(8)	This category includes investments with the aim to achieve long-term total return, principally from growth of capital. The funds invest no less than 65% of the funds’ assets primarily in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the funds’ portfolio generally have market capitalizations in excess of $1 billion at the time of purchase. The funds are benchmarked to the MSCI EAFE index.
(9)	This category of funds seeks total return, consisting of income and capital appreciation. Under normal circumstances, the funds invest in at least 80% of its net assets in investment-grade bonds or fixed grade income securities, up to 25% of the funds’ total assets in asset-backed securities, and up to 20% of the funds’ total assets in U.S. dollar denominated debt securities of foreign issuers. The funds are benchmarked to the Barclays Capital U.S. Aggregate Bond index.
(10)	This category includes investments in pooled funds with the aim to achieve capital appreciation by investing primarily in equity securities of all market capitalizations, including high quality companies with larger market capitalizations. The funds are benchmarked to the Russell 1000 Value index and the Russell 3000 Growth index.
(11)	This category includes investments in pooled funds with the aim to achieve long-term capital appreciation by investing in the common stocks of well-established companies. The funds invest a majority of the fund’s net assets in equity securities of large capitalization companies and may also invest assets in equities of foreign issuers through ADRs and similar investments. The funds are benchmarked to the Russell 1000 Value index.
(12)	This category includes investments in pooled funds with the aim to achieve capital appreciation by investing primarily in equity securities of companies that compose the S&P 500 index. The funds are benchmarked to the S&P 500 index.
(13)	This category includes investments in pooled funds with the aim to achieve long-term capital appreciation. The funds invest a majority of the fund’s net assets in equity securities of U.S. small-cap companies and may also invest its net assets in foreign securities or derivatives including futures contracts, options and swaps and exchange traded funds. The funds are benchmarked to the Russell 2000 Growth and Value index.
(14)	This category includes investments in pooled funds with the aim to achieve capital appreciation by investing primarily in equity securities of companies that compose the S&P mid-cap 400 index. The funds are benchmarked to the S&P 400 mid-cap index.
(15)	This category includes investments in pooled funds with the aim to achieve long-term total return, principally from growth of capital. The funds invest primarily in common and preferred stocks of foreign companies, including those located in emerging market countries. The majority of the funds’ net assets are invested in stocks of international companies that fall within the market capitalization of the MSCI EAFE index. The funds are benchmarked to the MSCI EAFE index.

Transfers between levels of the fair value hierarchy are recognized at the end of the fiscal year, which generally coincides with the Partnership’s valuation process. In the year ended June 30, 2013, $4.4 million of pension assets, classified as Level 1 as of June 30, 2012, were liquidated from certain investments and reinvested in pooled fund investments, which were classified as Level 2 assets as of June 30, 2013.

(c)	Cash flows:

As of June 30, 2013, the expected benefit payments for the next 10 years before discounting are as follows (in thousands):

	Executive plans	Employee plans
2014	$2,260	$1,200
2015	2,249	1,094
2016	2,246	925
2017	2,311	885
2018	2,379	938
2019 – 2023	11,815	3,676

The expected benefit payments above are based on the same assumptions used to measure the Partnership’s benefit obligation as of June 30, 2013.

F-36

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(16)	Related Party Transactions

The Partnership had notes payable to partners (the Third Lien Loans, the Tranche B Term Loans and the Affiliate Loan) with principal balances of $583.8 million and $597.0 million, and accrued interest of $525.2 million and $761.7 million, as of June 30, 2012 and 2013, respectively. Per the loan agreements, the Partnership accrues interest related to these loans ranging from 15.6% to 20%. In the case of the Third Lien Loans, interest payments will not be made until maturity. In the case of the Tranche B Term Loans, interest payments will not be made until the FY13 Lien Loans and the Third Lien Loan are repaid. In the case of the Affiliate Loan, interest payments will not be made until the FY13 Lien Loans, the Third Lien Loan and the Tranche B Term Loans are repaid.

The Partnership had a receivable due from A&K with a principal balance of $5.5 million and accrued interest of $0.5 million and $0.8 million as of June 30, 2012 and 2013, respectively. Interest accrues monthly at an annually adjusted rate based on LIBOR + 1%. The principal and accrued interest is due upon maturity, which is December 31, 2014.

(17)	Discontinued Operations

The Partnership has classified all operations meeting specified criteria as discontinued operations in the consolidated statements of operations. These discontinued operations represent the disposal of non-core mountain resorts, lodging, and golf operations sold during the year ended June 30, 2011.

There were no significant operations disposed of during the years ended June 30, 2012 or 2013.

Loss from discontinued operations and the results of the loss relating to discontinued operations for the year ended June 30, 2011 are as follows (in thousands):

Year Ended June 30, 2011
Revenue:
Copper Mountain	$—
Panorama	—
Sandestin Golf & Beach Resort	—
Mountain Creek	—
Napa	1,805
Other	248
Revenue	$2,053

F-37

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Year Ended June 30, 2011
Loss from discontinued operations, net of income taxes:
Copper Mountain	$(289)
Panorama	230
Sandestin Golf & Beach Resort	(1,494)
Mountain Creek	(46)
Napa	(469)
Other	(651)
Loss from discontinued operations, net of income taxes of $0	(2,719)
Loss on sale of discontinued operations, net of income tax expense:
Copper Mountain	(197)
Panorama	(1,399)
Sandestin Golf & Beach Resort	(52)
Mountain Creek	(57)
Napa	(2,208)
Other	163
Loss on sale of discontinued operations, net of income tax expense of $0	(3,750)
Loss from discontinued operations	$(6,469)

F-38

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(18)	Segment Information

The Partnership currently manages and reports operating results through three reportable segments: Mountain, Adventure and Real Estate. The Mountain segment includes the operations of the Partnership’s mountain resorts and related ancillary activities, comprising Steamboat, Winter Park, Mont Tremblant, Stratton, Snowshoe, as well as our 50% interest in Blue Mountain. The Adventure segment comprises CMH, which provides heli-skiing, mountaineering and hiking adventures, and our ancillary aviation services, which include fire suppression and maintenance and repair of aircraft. The Real Estate segment includes our core real estate development activities, as well as our real estate management, marketing and sales activities, including our vacation club business, management of condominium hotel properties, and sale of real estate. Each of the Partnership’s reportable segments, although integral to the success of the others, offers distinctly different products and services and requires different types of management focus. As such, these segments are managed separately. In deciding how to allocate resources and assess performance, the Partnership’s Chief Operating Decision Maker (“CODM”) regularly evaluates the performance of its reportable segments on the basis of revenues and segment Adjusted EBITDA. We also evaluate segment Adjusted EBITDA as a key compensation measure. The compensation committee determines the annual variable compensation for certain members of our management team based, in part, on Adjusted EBITDA or segment Adjusted EBITDA. Segment Adjusted EBITDA assists us in comparing our segment performance over various reporting periods because it removes from our operating results the impact of items that our management believes do not reflect our core operating performance.

Our reportable segment measure of Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income (loss) or other measures of financial performance or liquidity derived in accordance with GAAP. Segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not calculate segment Adjusted EBITDA in the same manner. We define Adjusted EBITDA as net income (loss) attributable to Intrawest Cayman L.P. before interest expense, net (excluding interest income earned from receivables related to our IRCG operations), income tax benefit or expense, and depreciation and amortization, further adjusted to exclude certain items, including, but not limited to: (i) impairments of goodwill, real estate and long-lived assets; (ii) gains and losses on asset dispositions; (iii) earnings and losses from equity method investments; (iv) gains and losses from disposal of equity method investments; (v) gains and losses on extinguishment of debt; (vi) other income or expense; (vii) earnings and losses attributable to noncontrolling interest; (viii) discontinued operations, net of tax; and (ix) other items, which include revenue and expenses of our legacy and other non-core operations, restructuring charges and associated severance expenses, non-cash compensation and other items. For purposes of calculating Adjusted EBITDA, we also add back to net loss attributable to Intrawest Cayman L.P. our pro rata share of EBITDA related to equity method investments included within our reportable segments and we remove from Adjusted EBITDA the Adjusted EBITDA attributable to noncontrolling interests within our reportable segments. Asset information by segment, except for capital expenditures as shown in the table below, is not included in reports used by our CODM in its monitoring of our performance and, therefore, is not disclosed.

F-39

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

Segment Adjusted EBITDA for all periods presented has been calculated using this definition. The following table presents revenues and Adjusted EBITDA for our reportable segments, reconciled to consolidated amounts (in thousands):

	Year Ended June 30,
	2011	2012	2013
Revenues:
Mountain	$322,194	$310,765	$339,003
Adventure	96,693	109,496	113,622
Real Estate	61,165	61,439	64,726
Total reportable segment revenues	480,052	481,700	517,351
Legacy, non-core and other revenues (1)	79,471	31,747	7,056
Total revenues	$559,523	$513,447	$524,407

Segment Adjusted EBITDA
Mountain (2)	69,805	66,051	72,353
Adventure (3)	15,563	16,151	19,740
Real Estate (4), (5)	9,002	9,855	13,167
Total Segment Adjusted EBITDA	94,370	92,057	105,260
Legacy and other non-core expenses, net (6)	(19,707)	(13,762)	(12,878)
Other operating expenses (7)	(4,039)	(4,989)	(4,416)
Depreciation and amortization	(76,371)	(57,655)	(58,342)
Impairment of long-lived assets	(12,140)	(782)	(143)
Impairment of real estate	(73,230)	(8,137)	(1,052)
Goodwill impairment	(64,097)	(3,575)	—
Loss on disposal of assets	(26,196)	(9,443)	(12,448)
Interest income (5)	4,390	2,814	1,827
Interest expense on third party debt	(143,463)	(135,929)	(98,437)
Interest expense on notes payable to partners	(160,943)	(195,842)	(236,598)
Earnings (loss) from equity method investments (8)	8,299	538	(5,147)
Pro rata share of EBITDA related to equity method investments (2), (4)	(10,334)	(8,393)	(8,932)
Adjusted EBITDA attributable to noncontrolling interest (3)	—	—	1,232
Gain on disposal of equity method investments	—	—	18,923
Loss on extinguishment of debt	—	—	(11,152)
Other income (expense), net	(2,021)	1,199	1,973
Income tax benefit (expense)	(6,555)	5,836	23,616
Discontinued operations, net of tax	(6,469)	—	—
Loss (earnings) attributable to noncontrolling interest	(361)	—	757
Net loss attributable to Intrawest Cayman L.P.	$(498,867)	$(336,063)	$(295,957)

(1)	Other revenues represent legacy and other non-core operations that are not reviewed regularly by the CODM to assess performance and make decisions regarding the allocation of resources. It includes legacy real estate asset sales, non-core retail revenues and revenues from management of non-core commercial properties. For the year ended June 30, 2011, it also includes $38.6 million of revenue from operations of Whistler Blackcomb Holdings, Inc. prior to its divestiture in November 2010.

(2)	Includes our pro rata share of EBITDA from our equity method investment in Blue Mountain Resorts Limited, which is regularly reviewed by our CODM. Our pro rata share of EBITDA represents our share of EBITDA from the equity method investment based on our economic ownership percentage.

F-40

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(3)	Adventure segment Adjusted EBITDA excludes Adjusted EBITDA attributable to noncontrolling interest.
(4)	Includes our pro rata share of EBITDA from our equity method investments in Mammoth Hospitality Management, LLC, and Chateau M.T. Inc., which are regularly reviewed by our CODM. Our pro rata share of EBITDA represents our share of EBITDA from these equity method investments based on our economic ownership percentage.

(5)	Real Estate segment Adjusted EBITDA includes interest income earned from receivables related to our IRCG operations, in the amount of $4.8 million, $4.7 million and $4.8 million for the years ended June 30, 2011, 2012 and 2013, respectively. Interest income reflected in the reconciliation excludes the interest income earned from receivables related to our IRCG operations.

(6)	Represents revenue and expenses of our legacy and other non-core operations that are not reviewed regularly by our CODM to assess performance and make decisions regarding the allocation of resources. Revenues and expenses related to legacy and other non-core operations include the results of Whistler Blackcomb prior to its divestiture in November 2010, income (loss) from the equity method investment in MMSA Holdings Inc., retail operations not located at the Partnership’s properties and management of non-core commercial properties owned by third parties. For the year ended June 30, 2011, it includes the net loss from operations of Whistler Blackcomb prior to its divestiture in November 2010 of $12.5 million. It also includes legacy litigation consisting of claims for damages related to alleged construction defects, purported disclosure violations and allegations that we failed to construct planned amenities.

(7)	Includes non-cash compensation, restructuring charges relating to Alpine Helicopters and moving our corporate office from Vancouver, British Columbia to Denver, Colorado and the associated severance expense.

(8)	Represents the earnings (loss) from our equity method investments, including: Blue Mountain Resort Limited, Chateau M.T. Inc., Mammoth Hospitality Management, LLC, MMSA Holdings, Inc., and Whistler Blackcomb Holdings, Inc.

The following table presents capital expenditures for our reportable segments, reconciled to consolidated amounts (in thousands):

	Year Ended June 30,
	2011	2012	2013
Capital Expenditures
Mountain	$17,782	$16,710	$15,742
Adventure	6,085	4,844	3,098
Real Estate	1,960	1,404	3,092
Total segment capital expenditures	$25,827	$22,958	$21,932
Corporate and other	1,740	7,103	7,747
Total capital expenditures	$27,567	$30,061	$29,679

Geographic Data

Information about the Partnership’s revenues by geographic region for the years ended June 30, 2011, 2012 and 2013 is as follows (in thousands):

	Year Ended June 30,
	2011	2012	2013
Revenues:
United States	$293,884	$280,090	$306,084
International	265,639	233,357	218,323
Revenues	$559,523	$513,447	$524,407

F-41

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(19)	Loss per Unit

Loss per unit attributable to limited partners is based on the weighted average number of limited partner units outstanding during each period. For the years ended June 30, 2011, 2012 and 2013, there were no potentially dilutive units. The following table sets forth the computation of the Partnership’s basic and diluted earnings per unit attributable to limited partners (in thousands, except unit and per unit data):

	Year Ended June 30,
	2011	2012	2013
Basic and diluted earnings per unit computation:
Numerator:
Loss from continuing operations	$(492,037)	$(336,063)	$(296,714)
Loss (earnings) attributable to noncontrolling interests	(361)	—	757
Loss from continuing operations attributable to Intrawest Cayman LP	$(492,398)	$(336,063)	$(295,957)
Denominator:
Weighted average units outstanding, basic and diluted	1,348,253	1,348,412	1,350,412
Basic and diluted loss per unit from continuing operations attributable to Intrawest Cayman L.P.	$(365.21)	$(249.23)	$(219.16)
Basic and diluted loss per unit from discontinued operations	(4.80)	—	—
Basic and diluted loss per unit from net loss attributable to limited partners	$(370.01)	$(249.23)	$(219.16)

(20)	Commitments and Contingencies

 Commitments

(a)	The Partnership holds forestry licenses and land leases with respect to certain of its resort operations. These leases expire at various times between 2012 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues. Payments for forestry licenses and land leases for the years ended June 30, 2011, 2012 and 2013 were $2.5 million, $2.6 million and $2.4 million, respectively.

(b)	The Partnership has estimated costs to complete property, plant and equipment as of June 30, 2013 of $2.0 million.

(c)	In addition to the forestry licenses and land leases described in (a) above, the Partnership has entered into other operating lease commitments, payable as follows (in thousands):

2014	$11,568
2015	8,487
2016	5,182
2017	4,457
2018	2,926
Thereafter	7,094
$39,714

Total operating lease payments recorded in operating expenses in the consolidated statements of operations for the years ended June 30, 2011, 2012 and 2013 were $19.9 million, $17.9 million and $15.1 million, respectively.

Contingencies

(d)	The Partnership has issued letters of credit at June 30, 2012 and 2013 of $57.2 million and $52.4 million, respectively, mainly to secure its commitments under self-insurance claims and the executive pension plans. At June 30, 2012, the letters of credit were secured by cash on deposit, which is classified in restricted cash on the consolidated balance sheets.

F-42

INTRAWEST CAYMAN L.P.
Notes to Consolidated Financial Statements

June 30, 2011, 2012 and 2013

(e)	The Partnership and its subsidiaries are involved in various lawsuits arising in the ordinary course of business. In addition, the Partnership’s pre-2010 legacy real estate development activities, combined with the unprecedented downward shift in real estate asset values that occurred in 2007 and 2008, resulted in claims being filed against the Partnership by owners and prospective purchasers of residences in the real estate developments. The Partnership has been named as a defendant in lawsuits alleging construction defects at certain of the existing developments. In other lawsuits, purchasers are seeking rescission of real estate purchases and/or return of deposits paid on pre-construction purchase and sale agreements. These claims are related to alleged violations of state and federal laws that require providing purchasers with certain mandated disclosures.

The Partnership believes that it has adequate insurance coverage or has accrued for loss contingencies for all material matters in which it believes a loss is probable and the amount of the loss is reasonably estimable. Although the ultimate outcome of claims cannot be ascertained, current pending and threatened claims are not expected to have a material adverse effect, individually or in the aggregate, on the Partnership’s financial position, results of operations or cash flows.

(f)	The federal government of Canada and the provincial government of Quebec have granted financial assistance to a subsidiary of the Partnership in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Tremblant. Loans totaling $4.0 million and $3.3 million as of June 30, 2012 and 2013, respectively, have been advanced and are repayable over seven years starting in 2010. The grants received, which will total $118.6 million and $114.8 million as of June 30, 2012 and 2013, respectively, when they are fully advanced, amounted to $87.2 million and $84.9 million as of June 30, 2012 and 2013 respectively. Nonrepayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Reimbursable government loans are presented as long-term debt.

(g)	The Partnership operates the Winter Park ski resort under a capital lease that requires annual payments that are contingent on the combination of future cash flows and future gross revenue levels. As such payments are contingent and not readily determinable, the potential obligation of such amounts has not been recorded.

Certain leases also include escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or concession such as a rent holiday, rent expense is recognized using the straight-line method over the term of the lease.

(21)	Subsequent Events

In August 2013, the Partnership sold a parcel of real estate held for development for proceeds of $9.0 million and recorded no significant gain or loss on the sale.

F-43

INTRAWEST CAYMAN L.P.

Schedule II – Valuation and Qualifying Accounts and Reserves

For the Years Ended June 30, 2011, 2012 and 2013

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
2011
Valuation Allowance on Income Taxes	$(1,027,001)	$—	$(166,939)	$(1,193,940)
Trade Receivable Allowances	(3,883)	(3,281)	(1,313)	(8,477)
Related Party Accounts Receivable Allowance	(24,483)	—	—	(24,483)
Loans, Mortgages and Notes Receivable Allowance	(8,344)	(3,072)	389	(11,027)

2012
Valuation Allowance on Income Taxes	$(1,193,940)	$—	$(463,369)	$(1,657,309)
Trade Receivable Allowances	(8,477)	(1,946)	7,082	(3,341)
Related Party Accounts Receivable Allowance	(24,483)	—	—	(24,483)
Loans, Mortgages and Notes Receivable Allowance	(11,027)	(1,288)	1,571	(10,744)

2013
Valuation Allowance on Income Taxes	$(1,657,309)	$—	$(80,447)	$(1,737,756)
Trade Receivable Allowances	(3,341)	(1,097)	943	(3,495)
Related Party Accounts Receivable Allowance	(24,483)	—	24,483	—
Loans, Mortgages and Notes Receivable Allowance	(10,744)	(1,273)	915	(11,102)

See accompanying report of independent registered public accounting firm.

F-44

INTRAWEST CAYMAN L.P.
Condensed Consolidated Balance Sheets
(In thousands, except unit data)
(Unaudited)

	June 30, 2013	September 30, 2013
Assets
Current assets:
Cash and cash equivalents	$59,775	$44,860
Restricted cash	13,685	13,466
Receivables, net of allowances of $8,333 and $7,693	38,298	39,954
Amounts due from related parties	79	97
Inventories	29,151	35,649
Prepaid expenses and other assets	20,759	22,928
Total current assets	161,747	156,954
Receivables, net of allowances of $6,264 and $6,412	37,779	37,788
Amounts due from related parties	6,262	6,287
Property, plant and equipment, net of accumulated depreciation of $347,364 and $362,594	475,856	501,467
Real estate held for development	164,916	154,645
Deferred charges and other	28,584	29,606
Equity method investments	86,344	86,488
Intangible assets, net	65,503	64,513
Goodwill	94,609	94,609
Total assets	$1,121,600	$1,132,357
Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$62,196	$74,136
Deferred revenue and deposits	52,110	76,104
Long-term debt due within one year	8,201	9,193
Total current liabilities	122,507	159,433
Deferred revenue and deposits	22,115	22,263
Long-term debt	580,662	598,360
Notes payable to partners	1,358,695	1,426,350
Deferred income taxes	31	32
Other long-term liabilities	56,336	56,560
Total liabilities	2,140,346	2,262,998
Commitments and contingencies (note 13)
Partners’ deficit:
Partnership units, unlimited number authorized
General partner: 0 units outstanding at June 30, 2013 and September 30, 2013	—	—
Limited partners: 1,352,253 units outstanding at June 30, 2013 and September 30, 2013	(1,166,797)	(1,288,811)
Accumulated other comprehensive income	148,805	158,500
Total Intrawest Cayman L.P. deficit	(1,017,992)	(1,130,311)
Noncontrolling interest	(754)	(330)
Total partners’ deficit	(1,018,746)	(1,130,641)
Total liabilities and partners’ deficit	$1,121,600	$1,132,357

See accompanying notes to condensed consolidated financial statements.

F-45

 INTRAWEST CAYMAN L.P.
Condensed Consolidated Statements of Operations
(In thousands, except unit and per unit data)
(Unaudited)

	Three Months Ended September 30,
	2012	2013
Revenues	$79,195	$80,561
Operating expenses	101,179	104,196
Depreciation and amortization	14,653	13,145
Loss (gain) on disposal of assets	1,210	(236)
Impairment of real estate	62	633
Loss from operations	(37,909)	(37,177)
Interest income	1,637	1,632
Interest expense on third party debt	(35,006)	(16,464)
Interest expense on notes payable to partners	(55,371)	(67,105)
Loss from equity method investments	(91)	(1,591)
Other income (expense), net	402	(172)
Loss before income taxes	(126,338)	(120,877)
Income tax expense	972	701
Net loss	(127,310)	(121,578)
Loss (earnings) attributable to noncontrolling interest	34	(436)
Net loss attributable to Intrawest Cayman L.P.	(127,276)	(122,014)
Net loss attributable to general partner	—	—
Net loss attributable to limited partners	$(127,276)	$(122,014)

Weighted average units outstanding, basic and diluted	1,350,253	1,352,253

Net loss per unit, basic and diluted	$(94.26)	$(90.23)

See accompanying notes to condensed consolidated financial statements.

F-46

INTRAWEST CAYMAN L.P.
Condensed Consolidated Statements of Comprehensive Loss
(In thousands)
(Unaudited)

	Three Months Ended September 30,
	2012	2013
Net loss	$(127,310)	$(121,578)
Foreign currency translation adjustments	18,744	8,225
Realized portion on cash flow hedge (net of tax of $0)	970	1,601
Actuarial loss on pensions (net of tax of $0)	(215)	(143)
Comprehensive loss	(107,811)	(111,895)
Comprehensive loss (income) attributable to noncontrolling interest	36	(424)
Comprehensive loss attributable to Intrawest Cayman L.P.	$(107,775)	$(112,319)

See accompanying notes to condensed consolidated financial statements.

F-47

INTRAWEST CAYMAN L.P.
Condensed Consolidated Statements of Partners’ Deficit
(In thousands)
(Unaudited)

			Accumulated
			Other
	General	Limited	Comprehensive	Noncontrolling
	Partner	Partners	Income	Interest	Total
Balance, June 30, 2012	$—	$(877,879)	$153,598	$—	$(724,281)
Net loss	—	(127,276)	—	(34)	(127,310)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	18,746	(2)	18,744
Realized portion on cash flow hedge (net of tax of $0)	—	—	970	—	970
Actuarial loss on pensions (net of tax of $0)	—	—	(215)	—	(215)
Contribution from Partners		2,667			2,667
Unit-based compensation		223			223
Cash settlement of unit-based compensation	—	(23)	—	—	(23)
Balance, September 30, 2012	$—	$(1,002,288)	$173,099	$(36)	$(829,225)

Balance, June 30, 2013	$—	$(1,166,797)	$148,805	$(754)	$(1,018,746)
Net (loss) income	—	(122,014)	—	436	(121,578)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	8,237	(12)	8,225
Realized portion on cash flow hedge (net of tax of $0)(1)	—	—	1,601	—	1,601
Actuarial loss on pensions (net of tax of $0)(2)	—	—	(143)	—	(143)
Balance, September 30, 2013	$—	$(1,288,811)	$158,500	$(330)	$(1,130,641)

(1)	Amount reclassified out of Accumulated Other Comprehensive Income is included in interest expense on third party debt in the unaudited condensed consolidated statements of operations.
(2)	Amount reclassified out of Accumulated Other Comprehensive Income is included in operating expenses in the unaudited condensed consolidated statements of operations.

See accompanying notes to condensed consolidated financial statements.

F-48

 INTRAWEST CAYMAN L.P.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended September 30,
	2012	2013
Cash (used in) provided by:
Operating activities:
Net loss	$(127,310)	$(121,578)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	14,653	13,145
Impairment of real estate	62	633
Loss from equity method investments	91	1,591
Distributions of earnings from equity method investments	2,470	26
Provision for doubtful accounts	608	386
Amortization of deferred financing costs	1,501	1,011
Realized portion on cash flow hedge	970	1,601
Amortization of facility fee and discount	11,959	942
Unit-based compensation	223	—
Deferred gain on asset sale	24	(24)
Loss (gain) on disposal of assets	1,186	(212)
Funding of pension plans	(171)	(97)
Changes in assets and liabilities:
Accrued interest on notes payable to partners	55,371	67,105
Restricted cash	814	237
Receivables	(385)	(1,067)
Amounts due from related parties	(233)	(43)
Inventories	(2,383)	(6,150)
Prepaid expenses and other assets	1,469	(3,264)
Real estate held for development	1,195	10,829
Accounts payable and accrued liabilities	11,744	11,677
Amounts due to related parties	(925)	—
Deferred revenue and deposits	21,771	23,636
Net cash (used in) provided by operating activities	(5,296)	384
Investing activities:
Capital expenditures	(5,091)	(14,277)
Contributions to equity method investments	(20)	(337)
Proceeds from the sale of assets	767	71
Net cash used in investing activities	(4,344)	(14,543)
Financing activities:
Repayments of bank and other borrowings	(3,062)	(1,679)
Contributions by partners	2,667	—
Net cash used in financing activities	(395)	(1,679)
Effect of exchange rate changes on cash	786	923
Decrease in cash and cash equivalents	(9,249)	(14,915)
Cash and cash equivalents, beginning of period	46,908	59,775
Cash and cash equivalents, end of period	$37,659	$44,860

Supplemental non-cash transactions:
Property, plant and equipment financed by capital lease obligations	—	19,565

See accompanying notes to condensed consolidated financial statements.

F-49

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

(1)	Organization and Business Operations

Intrawest Cayman L.P. (“the Partnership”) was formed on February 20, 2007 under the laws of the Cayman Islands. The Partnership is organized as a holding company that operates through various subsidiaries, which are primarily engaged in the operation of mountain resorts, adventure, and real estate businesses, principally throughout North America. The Partnership has a network of six mountain resorts, geographically diversified across North America’s major ski regions. The resorts include Steamboat and Winter Park in Colorado, Stratton in Vermont, Snowshoe in West Virginia, Tremblant in Quebec, and Blue Mountain (50% interest) in Ontario. The Mountain segment derives revenue mainly from sales of lift tickets, retail and rental merchandise, food and beverage, lodging management, ski school services, and golf. The Adventure segment includes Canadian Mountain Holidays (“CMH”), which provides heli-skiing, mountaineering and hiking at 11 lodges in British Columbia, Canada. In support of CMH’s operations, the Partnership owns 40 Bell helicopters that are also used in the off-season for fire suppression in the United States and Canada and other commercial uses. The Alpine Aerotech subsidiary provides helicopter maintenance, repair and overhaul services to the Partnership’s fleet of helicopters as well as to aircraft owned by unaffiliated third parties. The Real Estate segment is comprised of ongoing real estate development activities and management, marketing and sales businesses. This segment includes Intrawest Resort Club Group (“IRCG”), a vacation club business, Intrawest Hospitality Management (“IHM”), which manages condominium hotel properties in Maui, Hawaii and in Mammoth, California, and Playground, a residential real estate sales and marketing business. The Real Estate segment also includes costs associated with ongoing development activities, including planning activities and land carrying costs.

(2)	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Partnership, its majority-owned subsidiaries, and all variable interest entities (“VIE’s”) for which the Partnership is the primary beneficiary. All significant intercompany transactions are eliminated in consolidation. Investments in which the Partnership does not have a controlling interest or is not the primary beneficiary, but over which the Partnership is able to exercise significant influence, are accounted for under the equity method. Under the equity method, the original cost of the investment is adjusted for the Partnership’s share of post-acquisition earnings or losses less distributions received.

In January of 2013, the Partnership reorganized its Canadian helicopter business and formed Alpine Helicopters Inc. (“Alpine Helicopters”) in which the Partnership owns a 20% share. Alpine Helicopters employs all the pilots that fly the helicopters in the CMH land tenures. Alpine Helicopters leases 100% of its helicopters from Intrawest ULC (“IULC”), a consolidated subsidiary, creating economic dependence thus giving IULC a variable interest in Alpine Helicopters. Alpine Helicopters is a VIE for which the Partnership is the primary beneficiary and is consolidated in these financial statements. As of September 30, 2013, Alpine Helicopters had total assets of $9.0 million and total liabilities of $6.5 million.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements contained herein. We have condensed or omitted certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We believe the disclosures made herein are adequate to prevent the information presented from being misleading. However, the unaudited condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes contained herein.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In our opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which include normal and recurring adjustments, necessary to present fairly our financial position as of

F-50

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

September 30, 2013, and the results of our operations and comprehensive income for the three months ended September 30, 2012 and 2013, and cash flows for the three months ended September 30, 2012 and 2013. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations.

Derivative Financial Instruments

The Partnership engages in activities that expose it to market risks including the effects of changes in interest rates and exchange rates. Financial exposures are managed as an integral part of the Partnership’s risk management program, which seeks to reduce the potentially adverse effect that the volatility of interest rates or exchange rates may have on operating results.

As of June 30, 2013 and September 30, 2013, the Partnership has no significant outstanding derivative instruments. Prior to October 2008, the Partnership had outstanding interest rate swaps that were accounted for as cash flow hedges. The outstanding swap contracts were terminated on October 11, 2008, and the deferred loss previously recorded in accumulated other comprehensive income is being recognized in earnings during the period that the hedge covered. The Partnership estimates that $2.7 million of deferred losses related to the terminated interest rate swaps will be amortized from accumulated other comprehensive income into interest expense in the next 12 months.

Concentration of Credit Risk

The Partnership’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Partnership places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of regulatory insurance limits. The Partnership does not enter into financial instruments for trading or speculative purposes. Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Partnership transacts business, as well as their dispersion across many geographical areas. The Partnership performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Receivables

Trade receivables are stated at amounts due from customers for the Partnership’s goods and services net of an allowance for doubtful accounts. The allowance is based on a specific reserve analysis and considers such factors as the customer’s past repayment history, the economic environment and other factors that could affect collectability. Write-offs are evaluated on a case by case basis.

For notes receivable, interest income is recognized on an accrual basis when earned. Any deferred portion of contractual interest is recognized on methods that approximate the effective interest method over the term of the corresponding note.

Recent Accounting Standards

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Specifically, the ASU requires the Partnership to present either in a single note or parenthetically on the face of the financial statements the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, the Partnership would instead cross-reference to the related note for additional information. The guidance included in ASU 2013-02 was effective for the Partnership beginning July 1, 2013 and was applied prospectively. The adoption of this authoritative guidance did not have an impact on the Partnership’s financial position, results of operations or cash flows.

F-51

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The Partnership adopted the provisions of the ASU effective July 1, 2013. The adoption of ASU 2012-02 did not have material impact on the Partnership’s financial position, results of operations or cash flows.

(3)	Supplementary Balance Sheet Information

Receivables

Receivables as of June 30, 2013 and September 30, 2013 consisted of the following (in thousands):

	June 30,	September 30,
	2013	2013
Receivables – current:
Trade receivables	$14,522	$17,761
Loans, mortgages and notes receivable	10,467	10,777
Other amounts receivable	21,642	19,109
Allowance for doubtful accounts	(8,333)	(7,693)
	$38,298	$39,954

Deferred charges and other

Deferred charges and other as of June 30, 2013 and September 30, 2013 consisted of the following (in thousands):

	June 30,	September 30,
	2013	2013
Long-term deferred financing costs, net	$22,124	$21,132
Deferred initial public offering costs(a)	—	2,349
Other long-term assets	6,460	6,125
	$28,584	$29,606

(a)	Deferred initial public offering costs consist principally of legal, printing and registration costs in connection with the initial public offering (“IPO”) costs of the Company. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities as of June 30, 2013 and September 30, 2013 consisted of the following (in thousands):

	June 30,	September 30,
	2013	2013
Trade payables	$53,390	$62,787
Other payables and accrued liabilities	8,806	11,349
	$62,196	$74,136

F-52

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

Deferred revenue and deposits

Deferred revenue and deposits as of June 30, 2013 and September 30, 2013 consisted of the following (in thousands):

	June 30,	September 30,
	2013	2013
Deferred revenue and deposits – current:
Season pass and other	$31,262	$52,134
Lodging and tour deposits	12,147	15,176
Deposits on real estate sales	8,701	8,794
	$52,110	$76,104

	June 30,	September 30,
	2013	2013
Deferred revenue and deposits – long term:
Government grants	$12,814	$12,776
Club initiation deposits and other	9,301	9,487
	$22,115	$22,263

Other long-term liabilities

Other long-term liabilities as of June 30, 2013 and September 30, 2013 consisted of the following (in thousands):

	June 30,	September 30,
	2013	2013
Other long-term liabilities:
Pension liability	$34,456	$35,596
Other long-term liabilities	21,880	20,964
	$56,336	$56,560

(4)	Notes Receivable

The Partnership allows deferred payment terms that exceed one year for customers purchasing vacation points. A note receivable exists when all contract documentation has been executed. Notes receivable primarily consist of nonrecourse installment loans. The Partnership performs a credit review of its notes receivable individually each reporting period to determine if an allowance for credit losses is required. As of June 30, 2013 and September 30, 2013, notes receivable were $42.1 million and $42.2 million, respectively, and are included in current receivables and long-term receivables on the unaudited condensed consolidated balance sheet. As of June 30, 2013 and September 30, 2013, the allowance for credit losses on the notes receivable was $3.4 million and $3.5 million, respectively.

(5)	Intangible Assets

Finite-lived intangible assets as of June 30, 2013 and September 30, 2013 are as follows (in thousands):

		Accumulated	Net book
	Cost	amortization	value
June 30, 2013
Permits and licenses	$15,747	$4,222	$11,525
Trademarks and trade names	75,217	24,302	50,915
Customer relationships	17,105	14,129	2,976
Other	8,999	8,912	87
	$117,068	$51,565	$65,503

F-53

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

		Accumulated	Net book
	Cost	amortization	value
September 30, 2013
Permits and licenses	$16,076	$4,466	$11,610
Trademarks and trade names	75,787	25,445	50,342
Customer relationships	17,399	14,917	2,482
Other	9,132	9,053	79
	$118,394	$53,881	$64,513

(6)	Long-Term Debt and Notes Payable to Partners

Long-term debt as of June 30, 2013 and September 30, 2013 is as follows (in thousands):

		June 30,	September 30,
	Maturity	2013	2013
FY13 First Lien Loans(a)	2017	$441,669	$440,842
FY13 Second Lien Loans(a)	2018	122,084	122,185
Obligations under capital leases(b)	2021-2052	20,264	39,632
Other obligations(c)	2014-2016	4,846	4,894
		588,863	607,553
Less current maturities(d)		8,201	9,193
		$580,662	$598,360

Notes payable to partners as of June 30, 2013 and September 30, 2013 are as follows (in thousands):

		June 30,	September 30,
	Maturity	2013	2013
Third Lien Loan (e)	2019	$196,991	$197,541
Accrued interest on Third Lien Loans	2019	133,328	146,972
Tranche B Term Loans (f)	2019	300,000	300,000
Accrued Interest on Tranche B Term Loans	2019	469,963	509,990
Affiliate Loan (g)	2019	100,000	100,000
Accrued interest on Affiliate Loan	2019	158,413	171,847
		$1,358,695	$1,426,350

(a)	The Partnership and certain subsidiaries entered into new credit agreements on December 4, 2012 (the “FY13 First Lien Loans” and the “FY13 Second Lien Loans,” collectively known as the “FY13 Lien Loans”). The FY13 First Lien Loans bear interest at LIBOR + 5.75% with a LIBOR floor of 1.25%. The agreement requires quarterly principal payments in the amount of $1.125 million.

The FY13 Second Lien Loans bear interest at LIBOR + 9.5%, with a LIBOR floor of 1.25%. No principal payments are required until the maturity date. The FY13 Second Lien Loans also have a 3% call premium if voluntarily repaid prior to the second anniversary of the December 4, 2012 closing date, and 1% call premium if voluntarily repaid between the second and third anniversary.

The Partnership’s obligations under the FY13 Lien Loans are collateralized by a guarantee of the Partnership and guarantees of substantially all of its material subsidiaries. The guarantees are further supported by mortgages against certain properties held by subsidiaries of the Partnership. The collateral includes both general and specific assets.

F-54

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

The FY13 Lien Loans provide for affirmative and negative covenants that restrict, among other things, the Partnership’s ability to incur indebtedness, dispose of property, make capital expenditures, or make investments or distributions. In addition, the FY13 Lien Loans include restrictive financial covenants related to leverage and interest coverage ratios. The FY13 Lien Loans also include customary cross-default provisions with respect of certain other borrowings of the Partnership, and in certain circumstances, borrowings of noncontrolled partnerships where the Partnership has provided a guarantee.

Wintergames pledged its shares in A&K as security and provided a guarantee of the obligations of the Partnership and its subsidiaries under the FY13 Lien Loans and the Tranche B Term Loans (discussed in note 6(f)). These consolidated financial statements do not include the results of Wintergames. Wintergames and its subsidiary A&K are also subject to affirmative and negative covenants under the FY13 Lien Loans and are included in the calculation of the restrictive financial covenants. At September 30, 2013, Wintergames has no amounts outstanding under the FY13 Lien Loans or the Tranche B Term Loans.

The Partnership was in compliance with the covenants of the FY13 Lien Loans at September 30, 2013.

(b)	Capital lease obligations are primarily for equipment except for the lease of Winter Park ski resort. The Winter Park capital lease was modified as of September 30, 2013, resulting in a $19.6 million increase to the capital lease obligation and related capital lease assets due to a change in the present value of the future minimum lease payments.

Amortization of assets under capital leases is included in depreciation and amortization expense in the unaudited condensed consolidated statements of operations. The leases have remaining terms ranging from 8 years to 39 years and interest rates that range from 3% to 20%.

(c)	In addition to various other lending agreements, a subsidiary of the Partnership entered into government loan agreements with interest rates ranging from 0% to 7.25%.

(d)	Current maturities represent principal payments due in the next twelve months.

(e)	The Third Lien Loans bear interest at 15.6% per annum until April 24, 2015, at which point the interest rate will increase to 22.5% per annum. No interest payments are to be made and interest is accrued monthly and compounded quarterly until the maturity date. In addition, the Third Lien Loan has a principal balance repayable at maturity of $210 million.

(f)	The Tranche B Term Loans bear interest at 20% per annum; however no interest payments are to be made and interest is accrued and compounded monthly until the FY13 Lien Loans are repaid. The Tranche B Term Loans are subordinate to the FY13 Lien Loans and the Third Lien Loan for the purpose of security.

The Partnership was in compliance with the covenants of the Tranche B Term Loans at September 30, 2013.

(g)	The Affiliate Loan bears interest at 20% per annum; however no interest payments are to be made and interest is accrued and compounded monthly until the FY13 Lien Loans are repaid. The Affiliate Loan is subordinated to all obligations under the FY13 Lien Loans and the Third Lien Loan and is currently unsecured but may, at the option of the lender, be subject to the same security as the Tranche B Term Loan.

The Partnership was in compliance with the covenants of the Affiliate Loan at September 30, 2013.

The Partnership has a credit agreement with Goldman Sachs Lending Partners LLC and UBS Securities LLC (“First Lien Credit Agreement”) to secure a $55.0 million letter of credit facility and a $20.0 million revolving line of credit. The annual interest rate for cash borrowings and letter of credit issuances under this agreement ranges from 4.5% to 7.0%. As of June 30, 2013 and September 30, 2013, the Partnership had letters of credit outstanding totaling $52.4 million and $51.6 million, respectively. There have been no cash borrowings against the revolving line of credit since it was established.

F-55

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

The Partnership recorded gross interest expense of $90.4 million and $83.6 million in the unaudited condensed consolidated statements of operations for the three months ended September 30, 2012 and 2013, respectively, of which $1.5 million and $1.0 million was amortization of deferred financing costs, respectively.

In October 2006, the Partnership entered into interest rate swap contracts to minimize the impact of changes in interest rates on its cash flows for certain of the Partnership’s floating bank rates and other indebtedness. The outstanding swap contracts were terminated on October 11, 2008. The fair value of the swap contracts on conversion at October 11, 2008 was a liability of $111.4 million. The terminated swap liability recorded in accumulated other comprehensive income is being recognized periodically as an adjustment to interest expense consistent with hedge accounting principles. The portion included in interest expense in the unaudited condensed consolidated statements of operations for the three months ended September 30, 2012 and 2013 was $1.0 million and $1.6 million, respectively.

(7)	Fair Value of Measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy, which is described below, prioritizes the inputs used in measuring fair value:

•	Level 1 – Quoted prices for identical instruments in active markets.

•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets.

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

 As of June 30, 2013 and September 30, 2013, the fair value of cash and cash equivalents, receivables, net and accounts payable and accrued liabilities approximated their carrying value based on the net short-term nature of these instruments. Estimates of fair value may be affected by assumptions made and, accordingly, are not necessarily indicative of the amounts the Partnership could realize in a current market exchange.

The Partnership’s long-term debt obligations are not measured at fair value on a recurring basis. The Partnership’s debt is recorded based upon carrying value and is not actively traded. Fair value is estimated based on discounted future contractual cash flows and a market interest rate based on published corporate borrowing rates for debt instruments with similar terms and average maturities, with adjustments for credit risk. Accordingly, the Partnership’s long-term debt is classified within Level 3 of the fair value hierarchy. The fair value of debt does not represent the amounts that will ultimately be paid upon the maturities of the loans.

A summary of the carrying amount and fair value of the Partnership’s financial instruments for which there is a difference between carrying value and fair value is as follows (in thousands):

	June 30, 2013		September 30, 2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Long-term debt	$563,753	$544,717	$563,027	$529,998

Due to the debt terms received from partners, the Partnership has determined that it is not practicable to estimate the fair value of the notes payable to partners because of the lack of market comparable terms and the inability to estimate the fair value without incurring excessive cost.

F-56

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

(8)	Accumulated Other Comprehensive Income

The following table presents the changes in accumulated other comprehensive income (“AOCI”), by component for the three months ended September 30, 2013:

Accumulated other comprehensive income, June 30, 2013	$148,805

Other comprehensive income (loss):
Foreign currency translation adjustments	8,237
Realized portion on cash flow hedge (net for tax of $0)(1)	1,601
Actuarial loss on pensions (net of tax of $0)(2)	(143)

Accumulated other comprehensive income, September 30, 2013	$158,500

(1)	Amount reclassified out of AOCI is included in interest expense on third party debt in the unaudited condensed consolidated statements of operations.

(2)	Amount reclassified out of AOCI is included in operating expenses in the unaudited condensed consolidated statements of operations.

(9)	Income Taxes

The Partnership’s quarterly income tax provision for income taxes is calculated using an estimated annual effective tax rate for the period, adjusted for discrete items that occurred within the periods presented.

The consolidated income tax expense attributable to the Partnership’s tax-paying entities was $1.0 million and $0.7 million for the three months ended September 30, 2012 and 2013, respectively, which represents an effective tax rate of 0.77% and 0.57%, respectively. The effective tax rate for the three months ended September 30, 2012 and 2013 differs from the federal blended statutory rate of 31.64% and 31.99%, respectively, due to changes in recorded valuation allowances for entities in the United States, Europe, and the majority of Canada. Alpine Helicopters is currently the only cash taxpayer which solely accounts for the tax provision.

(10)	Pension Plans

The Partnership has three closed noncontributory defined benefit pension plan s, one registered and two nonregistered, covering certain of its executives, the majority of which are no longer employees of the Partnership. In addition to these plans, one of the Partnership’s mountain resorts has two defined benefit pension plans covering certain employees. There are no additional service costs to the Partnership on any of the plans.

The following details the components of net pension expense, recorded in operating expense in the unaudited condensed consolidated statements of operations for the defined benefit plans for the three months ended September 30, 2012 and 2013 (in thousands):

	Executive plans		Employee plans
	Three Months Ended September 30,		Three Months Ended September 30,
	2012	2013	2012	2013
Components of pension expense:
Interest cost	$420	$393	$105	$111
Expected return on plan assets	(42)	(33)	(101)	(96)
Actuarial loss	109	77	106	66
Settlement loss	—	—	45	111
Total pension expense	$487	$437	$155	$192

The Partnership expects to contribute $0.6 million to the pension plans in fiscal year 2014.

F-57

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

(11)	Related Party Transactions

The Partnership had notes payable to partners (the Third Lien Loans, the Tranche B Term Loans and the Affiliate Loan) with principal balances of $597.0 million and $597.5 million, and accrued interest of $761.7 million and $828.8 million, as of June 30, 2013 and September 30, 2013, respectively. Per the loan agreements, the Partnership accrues interest related to these loans ranging from 15.6% to 20%. In the case of the Third Lien Loans, interest payments will not be made until maturity. In the case of the Tranche B Term Loans, interest payments will not be made until the FY13 Lien Loans and the Third Lien Loan are repaid. In the case of the Affiliate Loan, interest payments will not be made until the FY13 Lien Loans, the Third Lien Loan and the Tranche B Term Loans are repaid.

The Partnership had a receivable due from A&K with a principal balance of $5.5 million and accrued interest of $0.8 million as of June 30, 2013 and September 30, 2013. Interest accrues monthly at an annually adjusted rate based on LIBOR + 1%. The principal and accrued interest is due upon maturity, which is December 31, 2014.

(12)	Segment Information

The Partnership currently manages and reports operating results through three reportable segments: Mountain, Adventure and Real Estate. The Mountain segment includes the operations of the Partnership’s mountain resorts and related ancillary activities, comprising Steamboat, Winter Park, Tremblant, Stratton, Snowshoe, as well as our 50% interest in Blue Mountain. The Adventure segment comprises CMH, which provides heli-skiing, mountaineering and hiking adventures, and our ancillary aviation services, which include fire suppression, maintenance and repair of aircraft. The Real Estate segment includes our core real estate development activities, as well as our real estate management, marketing and sales activities, including our vacation club business, management of condominium hotel properties, and sale of real estate. Each of the Partnership’s reportable segments, although integral to the success of the others, offers distinctly different products and services and requires different types of management focus. As such, these segments are managed separately. In deciding how to allocate resources and assess performance, the Partnership’s Chief Operating Decision Maker (“CODM”) regularly evaluates the performance of its reportable segments on the basis of revenues and segment Adjusted EBITDA. We also evaluate segment Adjusted EBITDA as a key compensation measure. The compensation committee determines the annual variable compensation for certain members of our management team based, in part, on Adjusted EBITDA or segment Adjusted EBITDA. Segment Adjusted EBITDA assists us in comparing our segment performance over various reporting periods because it removes from our operating results the impact of items that our management believes do not reflect our core operating performance.

Our reportable segment measure of Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income (loss) or other measures of financial performance or liquidity derived in accordance with GAAP. Segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not calculate segment Adjusted EBITDA in the same manner. We define Adjusted EBITDA as net income (loss) attributable to Intrawest Cayman L.P. before interest expense, net (excluding interest income earned from receivables related to our IRCG operations), income tax benefit or expense, and depreciation and amortization, further adjusted to exclude certain items, including, but not limited to: (i) impairments of goodwill, real estate and long-lived assets; (ii) gains and losses on asset dispositions; (iii) earnings and losses from equity method investments; (iv) gains and losses from disposal of equity method investments; (v) gains and losses on extinguishment of debt; (vi) other income or expense; (vii) earnings and losses attributable to noncontrolling interest; (viii) discontinued operations, net of tax; and (ix) other items, which include revenue and expenses of our legacy and other non-core operations, restructuring charges and associated severance expenses, non-cash compensation and other items. For purposes of calculating Adjusted EBITDA, we also add back to net loss attributable to Intrawest Cayman L.P. our pro rata share of EBITDA related to equity method investments included within our reportable segments and we remove from Adjusted EBITDA the Adjusted EBITDA attributable to noncontrolling interests within our reportable segments. Asset information by segment, except for capital expenditures as shown in the table below, is not included in reports used by our CODM in its monitoring of our performance and, therefore, is not disclosed.

F-58

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

Segment Adjusted EBITDA for all periods presented has been calculated using this definition. The following table presents revenues and Adjusted EBITDA for our reportable segments, reconciled to consolidated amounts (in thousands):

	Three Months Ended September 30,
	2012	2013
Revenues:
Mountain	$33,259	$33,305
Adventure	29,047	22,617
Real Estate	15,148	13,250
Total reportable segment revenues	77,454	69,172
Legacy, non-core and other revenues(1)	1,741	11,389
Total revenues	$79,195	$80,561

Segment Adjusted EBITDA
Mountain(2)	(19,588)	(22,590)
Adventure(3)	7,153	3,656
Real Estate(4),(5)	2,069	1,477
Total Segment Adjusted EBITDA	(10,366)	(17,457)
Legacy and other non-core expenses, net(6)	(8,869)	(3,536)
Other operating expenses(7)	(454)	(1,027)
Depreciation and amortization	(14,653)	(13,145)
Impairment of real estate	(62)	(633)
(Loss) gain on disposal of assets	(1,210)	236
Interest income(5)	481	449
Interest expense on third party debt	(35,006)	(16,464)
Interest expense on notes payable to partners	(55,371)	(67,105)
Loss from equity method investments(8)	(91)	(1,591)
Pro rata share of EBITDA related to equity method investments(2),(4)	(1,139)	(1,067)
Adjusted EBITDA attributable to noncontrolling interest (3)	—	635
Other income (expense), net	402	(172)
Income tax expense	(972)	(701)
Loss (earnings) attributable to noncontrolling interest	34	(436)
Net loss attributable to Intrawest Cayman L.P.	$(127,276)	$(122,014)

(1)	Other revenues represent legacy and other non-core operations that are not reviewed regularly by the CODM to assess performance and make decisions regarding the allocation of resources. It includes legacy real estate asset sales, non-core retail revenues and revenues from management of non-core commercial properties. For the three months ended September 30, 2013, it also includes $9.0 million of revenue from the sale of a parcel of real estate held for development (“Tower Ranch”) in August 2013.

(2)	Includes our pro rata share of EBITDA from our equity method investment in Blue Mountain Resorts Limited, which is regularly reviewed by our CODM. Our pro rata share of EBITDA represents our share of EBITDA from the equity method investment based on our economic ownership percentage.

(3)	Adventure segment Adjusted EBITDA excludes Adjusted EBITDA attributable to noncontrolling interest.

(4)	Includes our pro rata share of EBITDA from our equity method investments in Mammoth Hospitality Management, LLC, and Chateau M.T. Inc., which are regularly reviewed by our CODM. Our pro rata share of EBITDA represents our share of EBITDA from these equity method investments based on our economic ownership percentage.

F-59

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

(5)	Real Estate segment Adjusted EBITDA includes interest income earned from receivables related to our IRCG operations, in the amount of $1.2 million for each of the three months ended September 30, 2012 and 2013. Interest income reflected in the reconciliation excludes the interest income earned from receivables related to our IRCG operations.

(6)	Represents revenue and expenses of our legacy and other non-core operations that are not reviewed regularly by our CODM to assess performance and make decisions regarding the allocation of resources. Revenues and expenses related to legacy and other non-core operations include income (loss) from the equity method investment in MMSA Holdings Inc., retail operations not located at the Partnership’s properties and management of non-core commercial properties owned by third parties. It also includes legacy litigation consisting of claims for damages related to alleged construction defects, purported disclosure violations and allegations that we failed to construct planned amenities.

(7)	Includes non-cash compensation and reduction in workforce severance.

(8)	Represents the earnings (loss) from our equity method investments, including: Blue Mountain Resort Limited, Chateau M.T. Inc., Mammoth Hospitality Management, LLC, MMSA Holdings, Inc. and Whistler Blackcomb Holdings, Inc.

The following table presents capital expenditures for our reportable segments, reconciled to consolidated amounts for the three months ended September 30, 2012 and 2013 (in thousands):

	Three Months Ended September 30,
	2012	2013
Capital Expenditures
Mountain	$2,550	$10,311
Adventure	649	2,308
Real Estate	661	128
Total segment capital expenditures	3,860	12,747
Corporate and other	1,231	1,530
Total capital expenditures	$5,091	$14,277

Geographic Data

Information about the Partnership’s revenues by geographic region for the three months ended September 30, 2012 and 2013 (in thousands):

	Three Months Ended September 30,
	2012	2013
Revenues:
United States	$28,501	$30,162
International	50,694	50,399
Revenues	$79,195	$80,561

(13)	Loss per Unit

Loss per unit attributable to limited partners is based on weighted average number of limited partner units outstanding during each period. For the three months ended September 30, 2012 and 2013, there were no potentially dilutive units.

(14)	Commitments and Contingencies

(a)	The Partnership has issued letters of credit at June 30, 2013 and September 30, 2013 of $52.4 million and $51.6 million, respectively, mainly to secure its commitments under self-insurance claims and the executive pension plans.

F-60

INTRAWEST CAYMAN L.P.
Notes to Condensed Consolidated Financial Statements
Three Months Ended September 30, 2012 and 2013
(Unaudited)

(b)	The Partnership and its subsidiaries are involved in various lawsuits arising in the ordinary course of business. In addition, the Partnership’s pre-2010 legacy real estate development activities, combined with the downward shift in real estate asset values that occurred in 2007 and 2008, resulted in claims being filed against the Partnership by owners and prospective purchasers of residences in the real estate developments. The Partnership has been named as a defendant in lawsuits alleging construction defects at certain of the existing developments. In other lawsuits, purchasers are seeking rescission of real estate purchases and/or return of deposits paid on pre-construction purchase and sale agreements. These claims are related to alleged violations of state and federal laws that require providing purchasers with certain mandated disclosures.

The Partnership believes that it has adequate insurance coverage or has accrued for loss contingencies for all material matters in which it believes a loss is probable and the amount of the loss is reasonably estimable. Although the ultimate outcome of claims cannot be ascertained, current pending and threatened claims are not expected to have a material adverse effect, individually or in the aggregate, on the Partnership’s financial position, results of operations or cash flows.

(c)	The federal government of Canada and the provincial government of Quebec have granted financial assistance to a subsidiary of the Partnership in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Tremblant. Loans totaling $3.3 million and $3.4 million as of June 30, 2013 and September 30, 2013, respectively, have been advanced and are repayable over seven years starting in 2010. The grants received, which will total $114.8 million and $115.1 million as of June 30, 2013 and September 30, 2013, respectively, when they are fully advanced, amounted to $84.9 million and $83.2 million as of June 30, 2013 and September 30, 2013, respectively. Nonrepayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Reimbursable government loans are presented as long-term debt.

(d)	The Partnership operates the Winter Park ski resort under a capital lease that requires annual payments that are contingent on future gross revenue levels. As such payments are contingent and not readily determinable, the potential obligation of such amounts has not been recorded.

Certain leases also include escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or concession such as a rent holiday, rent expense is recognized using the straight-line method over the term of the lease.

(15)	Subsequent Events

Debt Refinancing

On December 9, 2013, one of our subsidiaries, Intrawest Operations Group, LLC, as borrower, entered into a new credit agreement (the “FY14 First Lien Loans”) with a syndicate of lenders, Goldman Sachs Bank USA, as issuing bank, and Goldman Sachs Lending Partners LLC, as administrative agent, providing for a $540.0 million term loan facility (the “Term Loan”), $25.0 million revolving line of credit (the “Revolver”), and $55.0 million letter of credit facility (the “Letter of Credit”). The proceeds from the FY14 First Lien Loans were used to extinguish the existing FY13 Lien Loans.

Cancellation of notes payable to partners

On December 9, 2013, through a series of restructuring transactions, the Partnership caused its indirect subsidiaries to contribute 100% of the equity interests in both Intrawest U.S. and Intrawest Canada to an indirect subsidiary of Intrawest Resorts Holdings, Inc. (“IRHI”). In connection with these restructuring transactions, all of our debt owed to partners, including accrued and unpaid interest was either (a) exchanged for equity interests in IRHI and subsequently cancelled or (b) amended to release the Company and its subsidiary guarantors from their obligations in respect of the notes payable to partners and accrued and unpaid interest thereon.

F-61

Steamboat
WINTER PARK RESORT COLORADO'S FAVORITE
TREMBLANT
STRATTON VT
Snowshoe
BLUE MOUNTAIN
CMH
CLUB INTRAWEST

                  Shares

Intrawest Resorts Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

             , 2014

PART II

Information Not Required In Prospectus

ITEM 13.	Other Expenses of Issuance and Distribution

SEC registration fee		$12,880
FINRA filing fee		15,500
Printing and engraving costs		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent fees		*
Miscellaneous		*
Total	$	*

*	To be furnished by amendment

ITEM 14.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct, knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

The registrant’s restated certificate of incorporation states that no director shall be personally liable to the registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, the registrant’s restated certificate of incorporation authorizes the registrant to indemnify any and all persons whom the registrant has the power to indemnify under the law.

The registrant’s amended and restated bylaws provide that the registrant will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal

II-1

proceeding by reason of the fact that he or she is or was a director or officer of the registrant or is or was a director or officer of the registrant serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (1) the registrant’s board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on the registrant’s behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay the registrant if it is later determined that he or she is not entitled to indemnification.

Prior to completion of this offering, the registrant intends to enter into separate indemnification agreements with its directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and the registrant’s restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the registrant if it is found that such indemnitee is not entitled to such indemnification under applicable law and the registrant’s restated certificate of incorporation and amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The registrant maintains directors’ and officers’ liability insurance for its officers and directors.

ITEM 15.	Recent Sales of Unregistered Securities

During the past three years, the registrant has only issued unregistered securities to the Initial Stockholders (as defined in the prospectus forming part of this Registration Statement) in connection with its formation and the Restructuring (as defined in the prospectus forming part of this Registration Statement). The registrant believes that these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16.	Exhibits and Financial Statements Schedules

(a)	Exhibits

See the Index to Exhibits included in this Registration Statement.

(b)	Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts and Reserves for the Years Ended June 30, 2011, 2012 and 2013

ITEM 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-2

The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 16th day of December , 2013.

Intrawest Resorts Holdings, Inc.

By:	/s/ William Jensen
Name: William Jensen
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date

/s/ William Jensen	Principal Executive Officer and Director	December 16, 2013
William Jensen

*	Principal Financial Officer	December 16, 2013
Travis Mayer

*	Principal Accounting Officer	December 16, 2013
Juan Perez

*By:	/s/ William Jensen
Attorney-in-Fact

II-4

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement†

3.1	Form of Restated Certificate of Incorporation of the Registrant†

3.2	Form of Amended and Restated Bylaws of the Registrant†

4.1	Specimen Common Stock Certificate†

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP†

10.1	Stockholders Agreement†

10.2	U.S. Department of Agriculture Forest Service Special Use Permit for Steamboat*

10.3	U.S. Department of Agriculture Forest Service Special Use Permit for Winter Park*

10.4	U.S. Department of Agriculture Forest Service Term Special Use Permit for Winter Park*

10.5	Amendment No. 1 to U.S. Department of Agriculture Forest Service Term Special Use Permit for Winter Park*

10.6	Amendment No. 2 to U.S. Department of Agriculture Forest Service Term Special Use Permit for Winter Park*

10.7	Amendment No. 3 to U.S. Department of Agriculture Forest Service Term Special Use Permit for Winter Park*

10.8	Amendment No. 4 to U.S. Department of Agriculture Forest Service Term Special Use Permit for Winter Park*

10.9	Supplemental Agreement No. VII to Agreement between the City and County of Denver and Winter Park Recreational Association, dated October 4, 2002*

10.10	First Amendatory Agreement to Supplemental Agreement No. VII, dated December 20, 2005*

10.11	Second Amendatory Agreement to Supplemental Agreement No. VII, dated December 30, 2008*

10.12	Third Amendatory Agreement to Supplemental Agreement No. VII, dated August 30, 2012*

10.13	Second Amended and Restated Ground Lease Agreement, dated December 20, 2002, between Winter Park Recreational Association and the Colorado Arlberg Club*

10.14	Lease and Operating Agreement, dated December 23, 2002, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

10.15	Guaranty Agreement, dated June 6, 2007, among Intrawest Holdings S.à.r.l., Intrawest U.S. Holdings Inc. and Winter Park Recreational Association*

10.16	Memorandum of Understanding, dated December 23, 1992, between Mont Tremblant Resorts and Company, LP and the Municipality of Mont-Tremblant†

10.17	Master Agreement, dated April 7, 2003, between Mont Tremblant Resorts and Company, LP and the City of Mont Tremblant†

10.18	Ski Area Lease Agreement, dated January 28, 2000, between Mont Tremblant Resorts and Company, LP and the Government of Quebec†

10.19	Shareholders’ Agreement, dated January 28, 1999, among Blue Mountain Resorts Holdings Inc., Intrawest Corporation and Blue Mountain Resorts Limited

10.20	Municipal Work Agreement, dated April 7, 2003, between Mont Tremblant Resorts and Company, LP and the City of Mont-Tremblant†

10.21	Separation Agreement, dated October 1, 2013, between Intrawest U.S. Holdings Inc. and Dallas E. Lucas

10.22	Credit Agreement, dated December 9, 2013, among Intrawest Operations Group Holdings, LLC, Intrawest Operations Group, LLC, the lenders party thereto, Goldman Sachs Bank USA, as issuing bank, and Goldman Sachs Lending Partner, LLC, as administrative agent

10.23	First Amendment to Lease and Operating Agreement, dated June 15, 2004, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

II-5

Exhibit Number	Description

10.24	Second Amendment to Lease and Operating Agreement, dated May 4, 2009, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

10.25	Third Amendment to Lease and Operating Agreement, dated May 4, 2009, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

10.26	Fourth Amendment to Lease and Operating Agreement, dated January 30, 2013, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

10.27	Fifth Amendment to Lease and Operating Agreement, dated April 10, 2013, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

10.28	Sixth Amendment to Lease and Operating Agreement, dated September 30, 2013, between Winter Park Recreational Association and Intrawest/Winter Park Operations Corporation

21.1	Subsidiaries of the Registrant†

23.1	Consent of KPMG LLP

23.2	Consent of KPMG LLP

23.3	Consent of KPMG LLP

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion filed as Exhibit 5.1 hereto)†

24.1	Powers of Attorney*

*	Previously filed.
†	To be filed by amendment.

II-6